

2023

Proxy Statement
and Fiscal Annual Report

LUMENTUM

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131
September 22, 2023

Dear Lumentum Stockholders:

We are pleased to invite you to attend the Annual Meeting of stockholders of Lumentum Holdings Inc. on November 17, 2023 at 8:00 a.m. (Pacific Time), which will be a "virtual meeting" of stockholders, conducted via the Internet.

We recently completed our eighth year as a standalone public company, and we have achieved significant growth over those years. Our solutions address attractive end markets that are driven by long-term, secular trends and which are increasingly turning to advanced photonics as a key enabling technology for continued growth. By focusing on developing the most innovative products and technologies ahead of our competition, we have positioned ourselves as an industry leader in the markets we serve and an indispensable partner to our customers.

With this technology leadership strategy, along with successful, strategic acquisitions, we grew revenue to a new record level of $1.77B in fiscal 2023. This performance was despite the substantial impact of industry-wide inventory corrections that began mid-way through the fiscal year. Over the past year, we have added to our leadership position by introducing many highly differentiated new products and by winning new design-ins with market-leading customers. The strategic acquisitions we closed in fiscal 2023 have expanded our share of the optical communications and data infrastructure end markets, in addition to adding to our overall revenue and scale. The strategic rationale of these acquisitions has been borne out, and these transactions have been well received by our customers. To date, we are tracking ahead of our acquisition synergy goals and, as a result, we have increased our targets significantly.

In each of our focused end markets, there are growth catalysts that we believe are expanding our opportunities. We are at a pivotal stage in the digital transformation of all aspects of work and life that is driving the use of optical technologies to handle the relentless growth of data flowing through the world's optical networks and data centers. The pace of that growth is accelerating even faster with the widespread adoption of artificial intelligence and machine learning applications. Lumentum's products are essential parts of the cloud data center infrastructure that enables these applications today, and, as newer generative AI tools gain traction, we expect the demand for our products to only increase. Our strong organic and inorganic investments in both new products and foundational technologies position us well for these sizable opportunities.

Advancements in computer and machine vision and augmented and virtual reality are transforming a wide range of industries, including automotive, warehouse automation, and transportation and logistics. Lumentum participates in all of these trends, and in particular, we expect our photonic integration capabilities to enable greater proliferation across a broader set of applications. Higher levels of precision, new sustainable materials, and factory and energy efficiency needs are causing manufacturers around the world to increasingly turn to laser-based approaches and to the types of industrial lasers we supply. Our laser products are increasingly essential to high-growth markets such as solar cell, electric vehicle, and battery manufacturing, providing us with robust, long-term tailwinds.

As we execute on our strategy, we continue to focus on creating value for our stakeholders and are committed to the highest standards of social, ethical, and environmental conduct and responsibility. This includes promoting diverse, inclusive, and safe workplaces, free from discrimination and harassment. We encourage our employees to engage and make meaningful contributions to society and our local communities.

Our results and accomplishments to date both underscore the significant progress we have made towards our strategic goals and position us well for further growth. These accomplishments, along with the growth catalysts we see across our business, make it a very exciting time at Lumentum for all of our stakeholders, and we believe that the future ahead is even brighter now than over the past eight years.

Our virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2023 where you will be able to listen to the meeting live, submit questions, and vote online. Details regarding how to attend the Annual Meeting online and the business to be conducted at the Annual Meeting are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

We are pleased to provide access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules.

Your vote is important and we hope you will vote as soon as possible, regardless of whether you plan to attend the meeting. You may vote by proxy over the Internet or by telephone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card.

Thank you for your ongoing support of and interest in Lumentum.

Sincerely,

Alan S. Lowe
President and Chief Executive Officer

Penelope A. Herscher
Chair

LUMENTUM HOLDINGS INC.

1001 RIDDER PARK DRIVE
SAN JOSE, CALIFORNIA 95131

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

How to Vote



Via Internet
http://www.proxyvote.com



Via Phone
1-800-690-6903



Via Mail



In Person

To Be Held at 8:00 a.m. Pacific Time on Friday, November 17, 2023

Dear Stockholders of Lumentum Holdings Inc.:

The 2023 Annual Meeting of stockholders (the "Annual Meeting") of Lumentum Holdings Inc., a Delaware corporation, will be held virtually on Friday, November 17, 2023, at 8:00 a.m. Pacific Time. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2023, where you will be able to listen to the meeting live, submit questions and vote online. We are holding the meeting for the following purposes, as more fully described in the accompanying proxy statement:

1. the election of nine directors, to serve until our 2024 Annual Meeting of stockholders and until their successors are duly elected and qualified;

2. the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;

3. the approval, on a non-binding, advisory basis, of the frequency of future advisory votes approving the compensation of our named executive officers;

4. the approval of the Amended and Restated 2015 Equity Incentive Plan; and

5. the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof. Our board of directors has fixed the close of business on September 18, 2023 as the record date for the Annual Meeting. Only stockholders of record on September 18, 2023 are entitled to notice of and to vote at the virtual Annual Meeting and any adjournments thereof. The Notice of Internet Availability of Proxy Materials, this proxy statement for the Annual Meeting ("Proxy Statement") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about September 22, 2023.

YOUR VOTE IS IMPORTANT. Whether or not you plan to virtually attend the Annual Meeting, please cast your vote as soon as possible by Internet or telephone. If you received a paper copy of the proxy materials by mail, you may submit your proxy card in the postage-prepaid envelope provided. Your vote by Internet, phone or mail will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. If you attend the virtual Annual Meeting, you may revoke your proxy and vote via the virtual meeting website. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from your account manager to vote your shares.

We thank you for your support and we hope you are able to attend our virtual Annual Meeting.

By order of the Board of Directors,

Alan S. Lowe

Alan S. Lowe
President and Chief Executive Officer
San Jose, California
September 22, 2023

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

PROPOSAL NO. I Election of Directors

You are being asked to elect nine directors. Each of the director nominees is standing for election for a one-year term ending at the next annual meeting of stockholders in 2024.

📄 See page 21

✓ Your Board of Directors recommends that you vote **"FOR"** the election of each of the nine nominees.

Director Nominees

Name and Position	Independent	Age	Director Since	Audit	Compensation	Governance	Other Current Public Company Boards
Harold L. Covert Director	✓	76	2015	C			None
Pamela F. Fletcher Director	✓	57	2023	M			None
Isaac H. Harris Director	✓	57	2021		M		None
Penelope A. Herscher Board Chair	✓	63	2015			M	Faurecia SE SMART Global Holdings
Julia S. Johnson Director Vice President, GM, Mobile Computing Zebra Technologies	✓	57	2017	M		C	None
Brian J. Lillie Director President, Private Cloud Business Unit Rackspace Technology	✓	59	2015		M		None
Alan S. Lowe Director President and CEO, Lumentum		61	2015				None
Ian S. Small Director	✓	59	2018		C		None
Janet S. Wong Director	✓	65	2020	M		M	Enviva Inc., Lucid Group, Inc.

Ⓜ *Member*   Ⓒ *Chair*

Director Nominee Snapshot

Independence



1
Not Independent

89%
Independent, including our Chair

8
Independent

Directors' Age



1
70+

61.5 years
Average Age

8
57-65

Directors' Diversity



56%
Diverse

50% of the Board is ethnically and/or gender diverse
• **44%** are female
• **22%** are ethnically diverse

	Hal Covert	Pamela Fletcher	Isaac Harris	Penny Herscher	Julie Johnson	Brian Lillie	Alan Lowe	Ian Small	Janet Wong
Skills/Competencies									
Industry Experience (Consumer/OpComms/Lasers)	✓	✓	✓	✓	✓	✓	✓	✓	✓
Innovation/Technology	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business Development/M&A Experience /M&A Integration	✓	✓	✓	✓	✓	✓	✓	✓	✓
Executive Leadership Experience	✓	✓	✓	✓	✓	✓	✓	✓	
Global Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Accounting/Finance	✓								✓
Engineering/R&D		✓		✓	✓	✓	✓	✓	✓
Cybersecurity/IT	✓					✓			✓
Manufacturing/Operations	✓	✓	✓		✓		✓		✓
Marketing/Sales		✓		✓	✓	✓	✓		
Compliance/Risk Management	✓	✓	✓						✓
Tenure and Independence (as of September 22, 2023)									
Tenure (years)	8	<1	2	8	6	8	8	5	3
Independence	✓	✓	✓	✓	✓	✓		✓	✓
Age	76	57	57	63	57	59	61	59	65
Gender Identity	Male	Female	Male	Female	Female	Male	Male	Male	Female
Asian									✓
African American			✓						
White	✓	✓		✓	✓	✓	✓	✓	

Corporate Governance Highlights

The board of directors of Lumentum believe that good corporate governance is an important component in enhancing investor confidence in the Company and increasing stockholder value. The imperative to continue to develop and implement best practices throughout our corporate governance structure is fundamental to our strategy to enhance performance by creating an environment that increases operational efficiency and ensures long-term productivity growth. Solid corporate governance practices also ensure alignment with stockholder interests by promoting fairness, transparency and accountability in business activities among employees, management and the board.

Corporate Governance Highlights

- Majority voting for directors
- Annual election of all directors
- Independent Chair of the board
- Independent directors meet regularly without management present
- Audit, Compensation and Governance committees composed entirely of independent directors

- Engaged board; each director attended at least 80% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal 2023
- Significant share ownership guidelines for all executive officers and directors
- 56% of board members self-identify as female or members of an underrepresented community

Proposal No. 2 Non-binding Advisory Vote to Approve Executive Compensation

The board is asking stockholders to approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement.

 See page 28

 Your Board of Directors recommends that you vote **"FOR"** this proposal.

Executive Compensation Highlights

- Program design is informed by feedback from our stockholders. We engage with stockholders regularly
- Fiscal 2023-25 PSUs are based on 3-year revenue targets and 3-year sustainability goals, balancing long-term growth goals with our commitment to responsible corporate citizenship
- Annual incentive plan reflects our continuous discipline around profitable growth
- 92% of CEO pay and 87% of NEO pay is driven by Company financial, non-financial, and stock price performance
- Our Compensation Committee regularly reviews pay levels and practices against external market best practices
- We maintain policies that promote sound compensation practices and corporate governance
- We regularly engage with stockholders on compensation matters and actively consider their input

Executive Compensation Structure

Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance. Consistent with this philosophy, we believe executives with higher levels of responsibility and a greater ability to influence Lumentum's results should receive a greater percentage of their compensation as performance-based compensation. In fiscal 2023, we compensated our named executive officers using the following elements for total target direct compensation:

Element and CEO % of Total Target Direct Compensation	Description and Metrics
Short-Term	
Base Salary 8%	Fixed cash compensation to attract and retain highly qualified executive talent.
Annual Cash Incentive 10%	Performance-based cash compensation to incentivize and reward achievement of near-term financial and business results. Performance measured: • Operating income multiplied by a strategic modifier • Full-year revenue
Long-Term	
Equity Incentives 82%	**50%** Performance Stock Units (PSUs) • 70% of PSUs vesting at the end of three years based on the achievement of annual revenue growth goals from fiscal 2023 through fiscal 2025 • 30% of PSUs vesting at the end of three years based on the achievement of strategic and sustainability goals by the end of fiscal 2025 **50%** Restricted Stock Units (RSUs) • RSUs vesting over three years based on continued service

Proposal No. 3 Non-binding Advisory Vote to Approve the Frequency of Future Advisory Votes to Approve Executive Compensation

The board is asking stockholders to approve, on a non-binding advisory basis, the frequency of future advisory votes to approve the compensation of our named executive officers.

 See page 29

 Your Board of Directors recommends that you vote **"1 YEAR"** for this proposal.

Proposal No. 4 Approval of the Amended and Restated 2015 Equity Incentive Plan

The board is asking stockholders to approve the Amended and Restated 2015 Equity Incentive Plan to increase the number of shares of our Common Stock reserved for issuance by an additional 3,000,000 shares.

 See page 30

 Your Board of Directors recommends that you vote **"FOR"** this proposal.

Proposal No. 5 Ratification of the Audit Committee's Appointment of the Independent Registered Public Accounting Firm

The board is asking stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024.

 See page 38

 Your Board of Directors recommends that you vote **"FOR"** this proposal.

LUMENTUM HOLDINGS INC.
PROXY STATEMENT FOR 2023 ANNUAL MEETING OF STOCKHOLDERS

To Be Held Virtually at 8:00 a.m. Pacific Time on Friday, November 17, 2023

The accompanying proxy is solicited on behalf of the board of directors of Lumentum Holdings Inc. ("Lumentum", "we", "us" or the "Company") for use at the Lumentum 2023 Annual Meeting of Stockholders ("Annual Meeting") to be held virtually on Friday, November 17, 2023 at 8:00 a.m. Pacific Time, and any adjournment or postponement of the Annual Meeting. The virtual Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LITE2023, where you will be able to listen to the meeting live, submit questions, and vote online. The Notice of Internet Availability of Proxy Materials and this proxy statement for the Annual Meeting ("Proxy Statement") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about September 22, 2023. Lumentum's annual report on Form 10-K for the fiscal year ended July 1, 2023, filed with the U.S. Securities and Exchange Commission (the "SEC") on August 23, 2023 ("Annual Report"), will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

Internet Availability of Proxy Materials

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and Annual Report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper or email copies of our proxy materials if they so choose. We believe this process makes the proxy distribution process more efficient and less costly and helps conserve natural resources.

General Information about the Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this Proxy Statement. You should read this entire Proxy Statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement and references to our website address in this Proxy Statement are inactive textual references only.

You will be voting on:

- the election of nine directors, to serve until our 2024 annual meeting of stockholders and until their successors are duly elected and qualified;
- the approval, on a non-binding, advisory basis, of the compensation of our named executive officers;
- the approval, on a non-binding, advisory basis, of the frequency of future advisory votes to approve the compensation of our named executive officers;
- the approval of the Amended and Restated 2015 Equity Incentive Plan;
- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024; and
- any other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?
Our board of directors recommends a vote:

- "**FOR**" the election of each director nominee named in this Proxy Statement;
- "**FOR**" the approval of a non-binding, advisory vote on the compensation of our named executive officers;
- For "**1 YEAR**" on the approval of a non-binding, advisory vote for the frequency of future advisory votes to approve the compensation of our named executive officers;
- "**FOR**" the approval of the Amended and Restated 2015 Equity Incentive Plan; and
- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending June 29, 2024.

Who is entitled to vote?

Holders of our common stock as of the close of business on September 18, 2023, the record date, may vote at the Annual Meeting. As of the record date, there were 66,999,815 shares of our common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of our common stock held by them on the record date. We do not have cumulative voting rights for the election of directors.

Stockholder of Record: Shares Registered in Your Name. If, on the record date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the record date, your shares were held on your behalf in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares held in street name. Accordingly, the Notice of Internet Availability, Proxy Statement and any accompanying documents have been provided to your broker or nominee, who in turn provided the materials to you. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by using the voting instruction card or by following their instructions for voting on the Internet or by telephone.

How many votes are needed for approval of each proposal?

- **Proposal No. 1:** Each director must be elected by the affirmative vote of a majority of the votes cast with respect to that director. This means that, to be elected, the number of votes cast for a director must exceed the number of votes cast against that director. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.
- **Proposal No. 2:** The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.
- **Proposal No. 3:** The alternative among one year, two years or three years that receives the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions and broker non-votes will have no effect on this proposal.
- **Proposal No. 4:** The approval of the Amended and Restated 2015 Equity Incentive Plan requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote. This vote will also constitute approval under the Nasdaq Listing Rules.
- **Proposal No. 5:** The ratification of the appointment of Deloitte & Touche LLP requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Brokers will have discretion to vote on this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- **at the Annual Meeting, via the virtual meeting website** – any stockholder can attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LITE2023, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 8:00 a.m. Pacific Time on Friday, November 17, 2023. Please have your 16-digit control number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.proxyvote.com;
- **by Internet** at http://www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on November 16, 2023 (have your proxy card in hand when you visit the website);
- **by toll-free telephone** at 1-800-690-6903 (have your proxy card in hand when you call); or
- **by completing and mailing your proxy card** (if you received printed proxy materials).

Proxy cards submitted by mail must be received by November 16, 2023 to be voted at the Annual Meeting. Please note that the Internet and telephone voting facilities will close at 11:59 p.m. Eastern Time on November 16, 2023. Submitting your proxy, whether via Internet, by telephone or by mail, will not affect your right to vote via the virtual meeting website should you decide to attend the Annual Meeting. If you are not the

stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted including how to attend and vote at the Annual Meeting.

All proxies will be voted in accordance with the instructions specified on the proxy. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated in this proxy.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;
- returning a later-dated proxy card; or
- delivering to the Secretary of Lumentum Holdings Inc., by any means, a written notice stating that the proxy is revoked.

Additionally, you can change your vote or revoke your proxy by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

How can I attend the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a holder of Lumentum shares as of the record date of September 18, 2023. You will be able to attend online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/LITE2023. You also will be able to vote your shares electronically at the Annual Meeting. To participate, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied the proxy materials, or follow your broker's instructions.

Beginning 30 minutes prior to the start of and during the online Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the audio webcast of the meeting. If you encounter technical difficulties accessing the audio webcast, please call our support team at 800-586-1548 (US) or 303-562-9288 (International).

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Alan Lowe, Wajid Ali, and Judy Hamel have been designated as proxies by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our Annual Report, primarily via the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail or e-mail. Instructions on how to access the proxy materials over the Internet or to request a paper or e-mail copy may be found in the Notice of Internet Availability of Proxy Materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares of our common stock on your behalf. In addition to using the Internet, our directors, officers and employees may solicit proxies in person and by mailings, telephone, facsimile, or electronic transmission, for which they will not receive any additional compensation.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP. Your broker will not have discretion to vote on the election of directors, the approval of the non-binding, advisory vote on the compensation of our named executive officers, the approval of the non-binding, advisory vote on the frequency of future votes on the compensation of our named executive officers, or the approval of our Amended and Restated 2015 Equity Incentive Plan, each of which are "non-routine" matters, absent direction from you.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice of Internet Availability of Proxy Materials and, if applicable, our proxy materials, such stockholder may contact our Investor Relations at 1(408) 546-5483 or by mail at the following address:

Lumentum Holdings Inc.
Attention: Investor Relations
1001 Ridder Park Dr.
San Jose, California 95131

Stockholders who beneficially own shares of our common stock held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's Annual Meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at the next Annual Meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 Annual Meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than May 25, 2024. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Lumentum Holdings Inc.
Attention: Secretary
1001 Ridder Park Dr.
San Jose, California 95131

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for our 2024 Annual Meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than August 19, 2024; and
- not later than the close of business on September 18, 2024.

In the event that we hold our 2024 Annual Meeting of stockholders more than 30 days before or more than 60 days after (other than as a result of adjournment) the one-year anniversary of the 2023 Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or
- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation and Nomination of Director Candidates

You may propose director candidates for consideration by our Governance Committee. Any such recommendations should include the candidate's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Corporate Governance—Governance Committee."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement. In addition, to comply with Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholders must provide notice of the intent to solicit proxies in support of director nominees (other than our nominees) for the 2024 Annual Meeting of stockholders by notifying our Secretary no later than the dates set forth above with respect to nominations. Please note that the notice requirement under Rule 14a-19 is in addition to the applicable notice requirements under our amended and restated bylaws.

Availability of Bylaws

A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors. As of September 18, 2023, our board of directors consisted of nine (9) members, eight of whom qualified as "independent" under the Nasdaq listing standards.

Director Independence

Our board of directors has determined that the following directors are independent under the Nasdaq listing standards: Harold L. Covert, Pamela F. Fletcher, Penelope A. Herscher, Isaac H. Harris, Julia S. Johnson, Brian J. Lillie, Ian S. Small and Janet S. Wong.

Board Leadership Structure

Our board of directors has determined that it is in the best interests of the Company to maintain the board chair and chief executive officer positions separately. Ms. Herscher, an outside, independent director, serves as our board chair. The board believes that having an outside, independent director serve as chair is the most appropriate leadership structure, as this enhances its independent oversight of management and the Company's strategic planning, reinforces the board of directors' ability to exercise its independent judgment to represent stockholder interests, and strengthens the objectivity and integrity of the board. Moreover, we believe an independent chair can more effectively lead the board in objectively evaluating the performance of management, including the chief executive officer, and guide it through appropriate board governance processes.

Ms. Herscher assists in developing the agenda for the board meetings, is the primary liaison between the Board and management, chairs meetings of the Board and executive sessions and assists with stockholder communications as requested. Ms. Herscher's strong leadership skills, independent thinking and professional experience assist the Board in providing effective oversight of management, Company strategy and board effectiveness.

Board Committees and Meetings

During fiscal 2023, the board of directors held 12 meetings. The board of directors has three committees: an Audit Committee, a Compensation Committee, and a Governance Committee. The members of the committees during fiscal 2023 are identified below.

Each director attended at least 80% of the aggregate of all meetings of the board of directors and any committees on which he or she served during fiscal 2023 after becoming a member of the board of directors or after being appointed to a particular committee. The Company encourages, but does not require, the members of its board of directors to attend the Annual Meeting. All members of our board of directors who were directors at the time attended our 2022 Annual Meeting.

Audit Committee

MEMBERS:	The Audit Committee is responsible for the appointment, qualification and oversight of the independent auditor, including the determination of the auditor's independence, as well as for assisting the full board of directors in fulfilling its oversight responsibilities relative to:
Harold L. Covert (Chair)	
Julia S. Johnson	
Janet S. Wong	
Pamela F. Fletcher	• the Company's financial statements;
	• financial reporting practices;
	• systems of internal accounting and financial control;
MEETINGS: 8	• internal audit function;
	• annual independent audits of the Company's financial statements; and
	• such legal and ethics programs as may be established from time to time by management and the board of directors.

The board has determined that all members of the Audit Committee are "independent" as defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. The board of directors has further determined that Harold L. Covert and Janet S. Wong are each an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. A copy of the Audit Committee charter can be viewed at the Company's website at *www.lumentum.com*.

Compensation Committee

MEMBERS: Ian S. Small (Chair)* Brian J. Lillie Isaac H. Harris *Mr. Small replaced Mr. Lillie as Chair as of July 2, 2023 MEETINGS: 8	The Compensation Committee is responsible for: ● assisting the board in discharging its responsibilities for executive compensation; ● ensuring that the Company adopts and maintains responsible and competitive compensation programs for its employees, officers and directors consistent with the long-range interests of stockholders; ● the administration of the Company's employee stock purchase plan and equity incentive plans; ● reviewing the Compensation Discussion and Analysis section contained in our Proxy Statement and preparing the Compensation Committee Report for inclusion in our Proxy Statement; and ● reviewing and considering the results of any advisory stockholder votes on executive compensation.

The Compensation Committee has the authority to engage the services of outside advisors, experts, and others to provide assistance as needed. During fiscal 2023, the Compensation Committee engaged Semler Brossy to assist the Compensation Committee with its analysis and review of the compensation of our executive officers, including a risk analysis of our compensation programs. Semler Brossy provides advice relating to our compensation peer group selection as well as support and specific analysis with regard to compensation data and formulation of recommendations for executive compensation. Semler Brossy reports directly to our Compensation Committee, and the Compensation Committee has determined that Semler Brossy is independent from management and that the work of Semler Brossy has not raised any conflicts of interest. Semler Brossy attends most Compensation Committee meetings, works directly with the Compensation Committee Chair and Compensation Committee members, and sends all invoices, including descriptions of services rendered, to the Compensation Committee Chair for review and payment approval. All work performed for the Company by Semler Brossy in fiscal 2023 was in support of the Compensation Committee and authorized by the Compensation Committee.

The board has determined that all members of the Compensation Committee are "independent" as that term is defined in the applicable rules and regulations of the SEC and the Nasdaq listing rules. Each member of the Compensation Committee is a non-employee director under Rule 16b-3 promulgated under the Exchange Act. A copy of the Compensation Committee charter can be viewed at the Company's website at *www.lumentum.com*. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the section entitled "Compensation Discussion and Analysis – Compensation Decision Processes."

Governance Committee

MEMBERS: Julia S. Johnson (Chair)* Penelope A. Herscher Janet S. Wong** *Ms. Johnson replaced Ms. Herscher as Chair as of July 2, 2023 **Ms. Wong joined the Governance Committee as of July 2, 2023, and replaced Mr. Lillie. MEETINGS: 4	 The Governance Committee: ● serves as our nominating committee; ● oversees our corporate governance practices; and ● oversees annual board of directors, committee, and individual director evaluations.

The Board has determined that all members of the Governance Committee are "independent" as that term is defined in the applicable Nasdaq listing rules. A copy of the charter can be viewed at the Company's website at *www.lumentum.com*.

Considerations in Evaluating Director Nominees

In identifying and reviewing potential candidates for the board of directors, the Governance Committee considers the individual's experience in the Company's industry, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, diversity, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to be involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. It is the Governance Committee's goal to nominate candidates with diverse backgrounds and capabilities, to reflect the diverse nature of the Company's stakeholders (security holders, employees, customers and suppliers), while emphasizing core excellence in areas pertinent to the Company's long-term business and strategic objectives. The Governance Committee intends to continue to evaluate candidates for election to the board of directors on the basis of the foregoing criteria. While we do not have a formal written policy regarding consideration of diversity in identifying candidates, as discussed above, diversity is one of the numerous criteria that the Governance Committee considers when reviewing potential candidates. A detailed description of the criteria used by the Governance Committee in evaluating potential candidates may be found in the charter of the Governance Committee.

From time to time the Governance Committee has engaged a third-party search firm to assist in identifying and reviewing candidates for membership on our board of directors.

Stockholder Recommendations and Nominations to the Board of Directors

As provided in the charter of the Governance Committee, Stockholders may recommend candidates to the Governance Committee for potential nomination. The Governance Committee will consider and make recommendations to the board of directors regarding any stockholder recommendations for candidates to serve on the board of directors. Stockholders wishing to recommend candidates for consideration by the Governance Committee may do so by writing to the Company's Corporate Secretary at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Such writing must provide the candidate's name, biographical data and qualifications, a document indicating the candidate's willingness to act if elected, and evidence of the recommending stockholder's ownership of Company stock not less than 90 days prior to the first anniversary of the date of the preceding year's annual meeting to assure time for meaningful consideration by the Governance Committee. There are no differences in the manner in which the Governance Committee evaluates candidates for director based on whether the candidate is recommended by a stockholder. In addition, pursuant to our amended and restated bylaws, stockholders may nominate candidates for the board. Our amended and restated bylaws specify in greater detail the requirements as to the timing, form and content of the stockholder's notice of nomination. Such nominations must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the notice for such meeting. The nominating stockholder must also provide the information specified in our amended and restated bylaws. We recommend that any stockholder wishing to nominate a director review a copy of our amended and restated bylaws, which may be obtained by accessing our public filings on the SEC's website at www.sec.gov.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our Company or has had any relationship requiring disclosure under Item 404 of Regulation S-K during the last fiscal year. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Communications with the Board of Directors

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors, and mailing the correspondence to our General Counsel at Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131. Each communication should set forth (i) the name and address of the stockholder as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our General Counsel, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the Chair of our board of directors.

Corporate Governance Guidelines and Code of Business Conduct

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct is posted on the Investors page under the Corporate Governance portion of our website at *www.lumentum.com*. We will post amendments to our Code of Business Conduct and waivers of our Code of Business Conduct for directors and executive officers on the same website.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the Company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our chief executive officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing the Company, as well as such other items as they deem appropriate. We periodically assess the material risks of the Company to ensure that changes in the risk environment and related risk management is proactive. As part of this approach, our board of directors also assesses both the materiality of a risk and its immediacy in making strategic decisions and helping management prioritize resources.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, and legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis throughout the fiscal year, such as regulatory risk, liquidity risk and cybersecurity risk. Our Governance Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance, as well as oversight of our corporate social responsibility efforts. Our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. Finally, our board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Our board of directors and its committees engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports the risk oversight function of the board.

Compensation Program Risk Assessment

Consistent with SEC disclosure requirements, in fiscal 2023, a team composed of senior members of our human resources, finance and legal departments and our compensation consultant, Semler Brossy, inventoried and reviewed elements of our compensation policies and practices. This team then reviewed these policies and practices with our management team in an effort to assess whether any of our policies or practices create risks that are reasonably likely to have a material adverse effect on the Company. This assessment included a review of the primary design features of our compensation policies and practices, the process for determining executive and employee compensation and consideration of features of our compensation program that help to mitigate risk. Management reviewed and discussed the results of this assessment with the Compensation Committee, which consulted with Semler Brossy. Based on this review, we believe that our compensation policies and practices, individually and in the aggregate, do not create risks that are reasonably likely to have a material adverse effect on the Company.

Sustainability

Lumentum's Sustainability Council develops our sustainability strategy and drives performance. Led by the Sustainability Council Chair (currently our Director of Product Compliance and Corporate Social Responsibility) and the Executive Sponsor (currently our SVP Global Operations), the team is composed of representatives from a majority of our business departments. Sustainability Council activities are reported quarterly to the CEO and board of directors. The Governance Committee is responsible for oversight of policies and programs that support our sustainability strategy. The Sustainability Liaison, member of the board of directors, works closely with the Sustainability Council to guide efforts and provide a continuous feedback loop between recommendations of the board of directors and implementation by the Sustainability Council.

We have renamed our corporate social responsibility program to sustainability this year. We feel the term Sustainability more closely aligns with the evolution of our program, terminology used in standards and emerging legislation, and better captures the full scope of our efforts. Our sustainability vision remains the same.

We aim to illuminate the path forward to a more sustainable future. We recognize that our actions affect the people and communities where we live and work. We take our responsibility to the global community seriously, and to live up to that responsibility, we have built our sustainability program upon three pillars:

Planet: Lighter Impact

- Lighten our environmental footprint by reducing our energy consumption, greenhouse gas (GHG) emissions, water consumption, and waste generation.
- Commit to the procurement or generation of renewable energy at all sites.

People: Positive Impact

- Invest in career and professional development for all employees.
- Operate to the highest social, ethical, and safety standards within our facilities and propagating that model across our value chain.
- Create a diverse and inclusive culture that values differences.
- Contribute to the communities in which we live and operate.

Innovation: Breakthrough Impact

- Push the boundaries to design products and processes that deliver value and delight our customers.
- Continuously improve our products and processes to create the safest and most efficient products with the highest standards.

Our annual Corporate Sustainability Report covering fiscal year activities aligned to these pillars can be viewed at the Company's website at *www.lumentum.com*.

Impact on Climate

As global citizens, we are impacted by climate change and are committed to addressing climate risks posed to our business. Since 2017, we annually complete the CDP Climate Change Questionnaire, which aligns to the Task Force for Climate-related Financial Disclosures ("TCFD") recommendations, to disclose our efforts. In fiscal 2023, we received a B rating for our 2022 CDP Climate Change disclosure for the first time. The B score indicates that Lumentum has addressed its environmental impacts and ensures good environmental management. The score is above average for the North American region and the electrical and electronic equipment sector, reflecting progress in our approach and dedication to transparency.

We are proud of our commitment to achieve net-zero GHG emissions (Scope 1 and 2) by 2030. To further this effort, in fiscal 2023, we sourced 61% renewable electricity for our global operations. Our Scope 1 and Scope 2 emissions decreased by 25% compared to fiscal 2022, even with the growth of our company through acquisitions during the fiscal year. We started solar panel installations at our San Jose, California corporate headquarters and our largest manufacturing facility in Navanakorn, Thailand, with an estimated completion date in the first half of fiscal 2024. We reduced our GHG intensity and are on track to meet our goal of 25% GHG intensity reduction by the end of fiscal 2024 from a fiscal 2021 baseline. Last year we committed to setting a science-based emissions reduction target, in line with the Science Based Targets initiative ("SBTi"). This year, we focused on quantifying our emissions to form a comprehensive baseline, adding several Scope 3 categories to our inventory. This information will allow us to align our GHG and energy reduction goals with validated SBTi targets in 2024.

As part of our commitment to a sustainable future, our goals regarding climate change include:

- Net-zero GHG emissions from our global operations (Scope 1 and 2) by 2030
    - In fiscal 2023, our Scope 1 and 2 GHG emissions decreased by 25% (13,586 MT CO2e), compared to fiscal 2022;
- Reduce GHG emissions intensity by 25% by fiscal 2024 from a fiscal 2021 baseline
    - In fiscal 2023, our Scope 1–3 GHG emissions intensity decreased by 21% compared to fiscal 2021;

- Reduce our GHG emissions from air travel by 20% annually*
  - In fiscal 2023, our air travel emissions increased from fiscal 2022, but decreased by 45% compared to fiscal 2020.

*Air travel has represented less than 1% of our emissions during fiscal 2023. We are retiring this target in favor of new targets that will be validated by SBTi in fiscal 2024.

Human Rights

Lumentum is committed to upholding the human rights of all workers and to treat each person with dignity and respect. Lumentum enforces several policies to protect the rights of its workers. We acknowledge our primary human rights risk exists in our supply chain and we expect all suppliers to apply the same level of protection to workers' rights. as we do. We prohibit the use or support of any form of child labor, forced labor or human trafficking at Lumentum and at our suppliers. This requirement is embedded in our Corporate Social Responsibility Policy, Code of Business Conduct, Supplier Code of Conduct and through our membership in the Responsible Business Alliance. In addition, we ensure there is transparency in our own business and in our approach to tackling modern slavery throughout our supply chain, consistent with obligations under the UK Modern Slavery Act and the California Transparency in Supply Chains Act.

Lumentum understands the risks of forced labor. We have implemented practices to ensure forced labor does not exist in our operations nor in our supply chain. Lumentum pays all fees associated with recruitment and ongoing employment, and prohibits suppliers, including subcontractors and recruitment agencies, from charging workers any fees or deposits for employment. This applies to all types of workers, including migrant, temporary or subcontracted. All Lumentum sites require official government identity documents to verify age and right to work. Identity documents are used for verification purposes only and retained by the employee. Employment is at-will, and each employee is provided an employment agreement with clearly defined terms and conditions. Suppliers are expected to follow these same requirements.

Lumentum does not tolerate harassment, intimidation, or discrimination of any kind, which is clearly stated in our Code of Business Conduct and Supplier Code of Conduct. As an equal opportunity employer, Lumentum is committed to providing a workplace free of harassment, discrimination, and retaliation, as well as disrespectful, abusive, or unprofessional conduct.

Talent Management

The performance of Lumentum relies upon the strength of our team. Consequently, our ability to recruit and retain the services of executive, engineering, sales and marketing, and support personnel is of critical importance. Highly qualified individuals – in particular, engineers in specialized technical areas and salespeople specializing in the service provider, enterprise, and commercial laser markets are in high demand, and competition for such individuals is intense. Therefore, we understand the importance of creating an attractive work environment for our employees and managing our brand in the job market.

Within Lumentum, the strategic emphasis on leadership development programs takes center stage as a catalyst for nurturing internal talent and cultivating a robust pipeline of future leaders. In fiscal 2023, Lumentum embarked on a journey by implementing five distinct leadership development programs which were designed to equip our internal workforce with the skillsets, knowledge, and experiential insights needed to confidently embrace new leadership roles or navigate expanding roles within our organization. By investing strategically in leadership development, Lumentum ensures a seamless flow of adept individuals who are primed to shoulder greater responsibilities, effectively fueling our growth and pioneering innovative solutions.

Our suite of leadership programs underscores our dedication to internal talent growth, starting with the Aspire program designed for employees displaying high potential, followed by the Emerging Leader program for individuals transitioning to leadership roles. The Influential Leader program is for mid-level managers aspiring to senior positions, and the Women in Leadership initiative helps amplify diversity within our leadership team. These initiatives exemplify our commitment to diversity, inclusion, and belonging. Completion is marked by certificates from Duke University, signifying advanced leadership proficiencies.

The Innovation Leadership program, our newest addition, emphasizes cultivating creativity and innovation among non-technical leaders through design thinking principles.

Effective leadership development relies on identifying and cultivating high-potential employees for pivotal roles in our future. Recognizing succession planning's importance, we ensure the seamless transfer of institutional knowledge and smooth transitions when leaders seek new horizons or retire. By nurturing our internal talent pool for leadership roles, we preempt disruptions and reinforce our growth trajectory.

Several strategic initiatives align to fortify our workforce progression.

- Our annual talent review process identifies individuals vital to our operations and future growth.
- Embedded within our strategy is mentorship, 360-degree feedback, personalized coaching, and personality assessments for improved communication.

- Our robust e-learning platform empowers employees with diverse learning opportunities.

At Lumentum, leadership development programs align with company goals for growth and talent retention. Our commitment to employee development fosters loyalty and engagement, resulting in reduced turnover rates. This fortifies Lumentum's capacity for resilience, positioning us to attain significant growth milestones while safeguarding our internal talent.

Diversity, Inclusion and Belonging

At Lumentum, we recognize and appreciate the importance of creating an environment in which all employees feel included and empowered to do their best work and bring great ideas to the table. Individual social, economic, and cultural identities shape and influence experiences and perspectives. Our employees' ability to work to their potential is enhanced by ensuring diversity in our workforce.

Our diversity, inclusion, and belonging ("DIB") program is led by our DIB Council, co-chaired by our Chief Executive Officer and our Executive Vice President, Chief Human Resources and Diversity Officer. We set annual goals to increase the representation of traditionally underrepresented groups in our organization. These DIB goals are taken into consideration in performance evaluations, including for executives and management. See our fiscal 2023 DIB goals below:

FY23 DIB Goal
Increase the percentage of women in senior leadership positions
Increase the percentage of early career hires
Increase the percentage of underrepresented groups (U.S. only)
Increase the percentage of underrepresented groups at the Director and Senior Director levels (U.S. only)
Increase the percentage of underrepresented groups at the Vice President and above levels (U.S. only)
Less than a 2% gender pay gap, globally
Less than a 2% pay gap for underrepresented groups (U.S. only)

At Lumentum, we remain committed to our pledge as a member of the Silicon Valley Leadership Group and as a participant and supporter of the CEO Action for Diversity and Inclusion pledge. In support of our commitment to a more inclusive workplace, our Commercial Lasers Business Unit maintains its endowed scholarship program for underrepresented students, in partnership with the College of Optics and Photonics at the University of Central Florida. We continue to enjoy our university relations program and partnerships to engage with the National Society of Black Engineers, the Society of Women Engineers, and the Society of Hispanic Professional Engineers.

We are committed to developing leaders who are inclusive and dedicated to the success of their employees. Our Inclusive Leadership journey is designed to provide leaders at all levels with information and skills around treating their team members equitably as well as providing the resources and support employees need to achieve their full potential. This program teaches Situational Leadership concepts to increase agility and foster collaboration within a diverse workforce, drive innovation through cognitive diversity, and build an inclusive team culture that embraces the shift in how, when, and where we work.

ELECTION OF DIRECTORS

Nine (9) directors have been nominated by our board of directors for election at the Annual Meeting, each to serve a one-year term until the 2024 Annual Meeting of Stockholders and until their successors are elected and qualified. All of the nominees are currently members of the board of directors. Ms. Fletcher is standing for election by stockholders for the first time and was recommended for nomination by the Governance Committee and board of directors. All of the director nominees are independent under the Nasdaq listing rules except for Mr. Lowe.

Each director nominee has consented to being named in this proxy statement and we have no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected.

Director Nominees

The Governance Committee selects nominees from a broad base of potential candidates and seeks qualified candidates with diverse backgrounds and experience who possess the highest ethical and professional character and will exercise sound business judgment. The Governance Committee seeks people who are accomplished in their respective fields and have superior credentials. A candidate must have an employment and professional record which demonstrates, in the Governance Committee's judgement, that the candidate has sufficient and relevant experience and background, taking into account positions held, and industries, markets and geographical locations served.

Our Governance Committee and our board of directors have evaluated each of the director nominees. Based on this evaluation, the Governance Committee and the board of directors have concluded that it is in the best interest of Lumentum and its stockholders for each of the proposed director nominees listed below to continue to serve as a director of Lumentum. The nominee's individual biographies below contain information about their experience, qualifications and skills that led our board of directors to nominate them.

Harold L. Covert, 76   DIRECTOR SINCE: August 2015

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit (Chair)	• Significant experience and service in leadership roles in finance and accounting
	• In-depth financial knowledge obtained through service as chief financial officer of several publicly traded technology companies
	• Valuable insight and experience from serving on the board of public companies

EXPERIENCE:

Mr. Covert served as the chief financial officer of Imagine Communications, an enterprise software company, from August 2019 to July 2022. Mr. Covert was previously the chief financial officer of Harmonic Inc., a provider of video delivery infrastructure solutions, from October 2015 to June 2017. From 2014 to 2015, Mr. Covert was an independent business consultant, and from 2011 to 2014, he served as executive vice president and chief financial officer of Lumos Networks Corporation, a fiber-based service provider. From 2010 to 2011, Mr. Covert was an independent business consultant. From 2007 to 2010, Mr. Covert was president, chief financial officer, and chief operating officer of Silicon Image, Inc., a provider of semiconductors for storage, distribution and presentation of high-definition content. Mr. Covert holds a Bachelor of Science degree in Business Administration from Lake Erie College and a Master's of Business Administration degree from Cleveland State University and is also a Certified Public Accountant and Chartered Global Management Accountant.

Pamela F. Fletcher, 57

DIRECTOR SINCE: February 2023

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit	• Significant experience innovating and creating high-growth businesses and revenue streams
	• Extensive experience in the automotive and transportation industries
	• Strong leadership and business experience in driving market expansion

EXPERIENCE:

Ms. Fletcher is an experienced transportation and sustainability executive with over three decades of experience across the automotive and transportation industries. Ms. Fletcher most recently served as Senior Vice President, Chief Sustainability Officer and Corporate Innovation at Delta Air Lines, Inc. from February 2022 to August 2023, where she led Delta's Sustainability and Innovation organizations in service of the company's net-zero future. Prior to Delta Air Lines, Ms. Fletcher enjoyed a fifteen-year career at General Motors Company, where she held senior leadership positions such as Vice President of Global Innovation from October 2018 to February 2022 and Vice President of Electric Vehicles from October 2017 to September 2018. Ms. Fletcher is a well-known innovator in the transportation sector, having been named in Motor Trend's 2018 and 2019 "Power List;" on Automotive News's 2020 list of "100 Leading Women in the North American Auto Industry;" and on Crain's 2021 list of "100 Most Influential Women." In addition to the Lumentum Board, she serves on the Board of Advisors for the College of Engineering at the University of North Carolina Charlotte. Ms. Fletcher holds a Bachelor of Engineering degree from Kettering University and a Master of Engineering degree from Wayne State University. She has also completed Executive Education programs at Northwestern University's Kellogg School of Management, Harvard Business School, and Stanford University's Graduate School of Business.

Isaac H. Harris, 57

DIRECTOR SINCE: June 2021

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation	• Strong leadership and business experience in supply chain and operations
	• Significant business experience internationally
	• Extensive experience implementing DIB initiatives

EXPERIENCE:

Mr. Harris is a senior operating executive with over 30 years of experience in the technology industry. He is currently Advisor to the CEO at ZT Systems, a leading provider of innovative compute and storage solutions for hyperscale data centers, a position he has held since January 2023. He previously served as Corporate Vice President of Global Supply Chain Operations at ZT Systems from April 2020 to January 2023. Mr. Harris also currently serves as a board director for Trajectory Foundation, a non-profit organization he joined in April 2022. Trajectory Foundation helps Black students attend Historically Black Colleges and Universities through scholarship awards. From October 2011 to March 2020, he held several senior leadership positions at Cisco Systems, a provider of technologies that power the internet, most recently as Vice President, Supply Chain Operations. Previously, Mr. Harris held several senior leadership roles at HP Inc., a provider of technology hardware, including as Vice President, Supply Chain for Notebook Global Business Unit. As a passionate advocate for diversity, inclusion, and equality in the workplace, Mr. Harris has made a career of creating opportunities and making positive change. He is an active member of the Executive Leadership Council and has previously served on Howard University's Business School Advisory Board. Additionally, he was recognized by Savoy Magazine as one of the Most Influential Black Executives in Corporate America in 2020. Mr. Harris holds a Master of Business Administration degree from the University of Chicago Booth School of Business, a Master of Business Administration degree from the Katholieke Universiteit Leuven (Belgium) School of Applied Economic Sciences, and a Bachelor of Business Administration degree in Finance from Loyola University Chicago.

Penelope A. Herscher, 63

BOARD CHAIR	**QUALIFICATIONS**
COMMITTEE MEMBERSHIP:	• Experience as chief executive officer of several technology companies
Governance*	• Extensive marketing and technical background
	• Valuable insight and experience from serving on the board and committees of public companies
*Ms. Herscher served as Governance Committee Chair during fiscal 2023 through July 1, 2023.	

EXPERIENCE:

Ms. Herscher is a seasoned technology public company board director, executive, and entrepreneur, with more than 15 years of experience as a high-tech CEO in Silicon Valley and more than 15 years of experience serving on public company boards of directors. She also currently serves as a member of the board of directors of Faurecia SE, an automotive parts manufacturer, publicly traded in France, and SMART Global Holdings, a technology solutions company. She also serves on the board of Delphix Corp., a data analytics company, and Modern Health, a health benefits company, both private companies. Ms. Herscher previously served as a member of the board of directors of Embark Technologies, a transportation technology company, from 2022 to 2023, Verint Systems Inc., a software analytics company, from 2017 to 2021, PROS Holdings Inc., a SaaS company, from 2018 to 2021, and Rambus, Inc. from 2006 to 2018 and Viavi from 2008 until Lumentum's separation from Viavi in 2015. From 2004 to 2015, Ms. Herscher held the position of president and chief executive officer at FirstRain, an enterprise software company, and from 2002 to 2003, she held the position of executive vice president and chief marketing officer of Cadence Design Systems, Inc. an electronic design automation software company. From 1996 to 2002, Ms. Herscher was president and chief executive officer of Simplex Solutions, taking the company public in 2001, prior to its acquisition by Cadence in 2002. Ms. Herscher holds a BA Hons, MA in Mathematics from Cambridge University in England.

Julia S. Johnson, 57

COMMITTEE MEMBERSHIP:	**QUALIFICATIONS**
Audit; Governance (Chair)*	• Strong leadership and business experience in operations, product development and technology
	• Significant international experience in consumer products for the technology industry
*Ms. Johnson began serving as Governance Committee Chair as of July 2, 2023.	• Strong technical background
	• Selected as one of "Crain's 2020 Notable Women of STEM"

EXPERIENCE:

With 30 years of product management, product development, operations, and technology experience, Ms. Johnson is currently the senior vice president and general manager for Mobile Computing at Zebra Technologies, a global leader in enterprise-level data capture and automatic identification solutions providing businesses with operational visibility, a position she has held since April 2023. Before moving into her current role, Ms. Johnson was the vice president and general manager of Mobile Computing from January 2022 to April 2023 and previously the vice president of Product Management, Portfolio & Strategy, Mobile Computing Business from August 2019 to January 2022 at Zebra Technologies. Previously, Ms. Johnson served as senior vice president of product management and marketing at Verifone, a global provider of technology that enables electronic payment transactions, a position she held from March 2017 to October 2018. Prior to Verifone, Ms. Johnson was corporate vice president of product management at Lenovo, a Chinese multinational technology company selling personal computers, tablet computers, smartphones, and other hardware, from 2014 to 2016. Before Lenovo, Ms. Johnson was corporate vice president of product management at Google from 2012 to 2014, and prior to Google was vice president of product management at Motorola, a global telecommunications company. She served on the board of Superconductor Technologies, Inc., a developer of superconducting materials and manufacturing processes from October 2018 until September 2021. Ms. Johnson earned an M.S. in Business Management at M.I.T.'s Sloan School, an M.S. in Materials Science and Engineering from M.I.T., and an A.B. in Math/Physics from Albion College.

Brian J. Lillie, 59

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation*	• Extensive executive-level experience in the technology industry and specifically in the data center markets
*Mr. Lillie served as Compensation Committee Chair in fiscal 2023 through July 1, 2023.	• Strong technical background

EXPERIENCE:

Mr. Lillie is a technology industry veteran with 30 years of executive and board experience in high-growth companies. He is currently President of the Private Cloud Business Unit at Rackspace Technology, a leading, end-to-end multi-cloud technology services company, a position he has held since January 2023. Prior to Rackspace, he served as Chief Product and Technology Officer at Zayo Group Holdings, Inc., a provider of communication infrastructure services, a position he held from April 2021 until May 2022, and was an Executive in Residence from November 2020 until April 2021. Before Zayo, Mr. Lillie served as the chief product officer for Equinix, Inc., a global provider of data center and internet exchange services, from October 2017 to April 2019, driving the products and services strategy and development of next-generation products for the company. Prior to that, from August 2016 to October 2017, Mr. Lillie served as chief customer officer and executive vice president of global technology services, responsible for the vision and execution for customer experience globally at Equinix, while also responsible for all technology and engineering services for the company. He also served as global chief information officer for Equinix from August 2008 to August 2016. Previous to Equinix, Mr. Lillie held several executive-level roles at Verisign, a provider of intelligent infrastructure services, including vice president of global sales operations and vice president of information systems. Mr. Lillie previously served as a member of the board of directors of Talend, S.A., from May 2018 until February 2021. Mr. Lillie holds a Master of Science degree in Management from Stanford University's Graduate School of Business, a Master of Science degree in Telecommunications Management from Golden Gate University, and a Bachelor of Science degree in Mathematics from Montana State University.

Alan S. Lowe, 61

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
None	• Broad and deep experience with Lumentum and its businesses
	• Extensive business, management, and leadership skills from his roles at Viavi, Asyst Technologies and Read-Rite

EXPERIENCE:

Mr. Lowe has served as Lumentum's president and chief executive officer since July 2015. Prior to Lumentum's separation from Viavi in 2015, Mr. Lowe was employed by Viavi. Mr. Lowe joined Viavi in September 2007 as senior vice president of the Lasers business and became executive vice president and president of Viavi's communications and commercial optical products business in October 2008. Prior to joining Viavi, Mr. Lowe was senior vice president, customer solutions group at Asyst Technologies, Inc., a leader in automating semiconductor and flat panel display fabs. From 2000 to 2003, he was president and chief executive officer of Read-Rite Corporation, a manufacturer of thin-film recording heads for disk and tape drives. From 1989 to 2000, Mr. Lowe served in roles of increasing responsibility at Read-Rite, including president and chief operating officer, and senior vice president of customer business units. Mr. Lowe holds Bachelor of Arts degrees in computer science and business economics from the University of California, Santa Barbara, and completed the Stanford Executive Program in 1994.

Ian S. Small, 59

DIRECTOR SINCE: December 2018

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Compensation (Chair)* *Mr. Small began serving as Compensation Committee Chair as of July 2, 2023.	• Experience as chief executive officer of several technology companies • Extensive business and executive-level experience in the technology industry specifically in telecommunications • Strong technical background

EXPERIENCE:

Mr. Small is an experienced technology leader. He served as the chief executive officer of Evernote Corporation, a mobile and desktop personal productivity application provider, from October 2018 until its acquisition by Bending Spoons S.p.A. in January 2023. From 2009 to 2014, he served as the chief executive officer of TokBox, Inc., a platform-as-a-service provider of embedded video communications, which was acquired by Telefonica S.A. in 2012, and from 2014 until 2018, he was chairman of the board of TokBox. From 2013 to 2016, he held a variety of positions at Telefonica S.A., a global broadband and telecommunications provider, most recently as its chief data officer. Mr. Small currently serves on the board of directors at Snapdocs, Inc., a venture-backed company in the mortgage automation space, and previously served on the board of directors of Oclaro, Inc. from September 2017 until the acquisition by Lumentum in December 2018. Mr. Small earned a Master's degree in Computer Science and a Bachelor of Science degree in Engineering Science from the University of Toronto.

Janet S. Wong, 65

DIRECTOR SINCE: September 2020

COMMITTEE MEMBERSHIP:	QUALIFICATIONS
Audit; Governance* *Ms. Wong joined the Governance Committee as of July 2, 2023, replacing Mr. Lillie.	• Extensive experience working with clients in the consumer markets, manufacturing, services and technology sectors • Strong business and leadership experience with more than 30 years of public accounting experience • Valuable insight and experience from serving on the board and committees of public companies • Recognized by the National Association of Corporate Directors as a 2022 Directorship 1100^{TM}

EXPERIENCE:

Ms. Wong is an experienced business leader and corporate board director. She currently serves on the boards of Lucid Group, Inc., a sustainable mobility company producing electric cars and electric powertrain systems and Enviva Inc., a leading global energy company manufacturing sustainable bioenergy. She was also a director of Allegiance Bancshares, a financial services company, until the completion of its merger in October 2022. In addition, Ms. Wong previously served on the board of Shine Technologies, a privately held company focused on next generation nuclear technology. She is a retired partner with KPMG, where she served as a National Industry Practice Lead Partner and gained invaluable experience advising San Francisco based start-ups that grew into successful public companies. In April 2022, the National Association of Corporate Directors ("NACD") named her to its 2022 Directorship 100^{TM}, an annual honor for leading directors and governance professionals. Ms. Wong holds a Master of Professional Accountancy from Louisiana Tech University and a Master of Taxation from Golden Gate University. In 2023, she completed the Executive Education program for Audit Committees at the Harvard Business School and the Stanford Directors' College at the Stanford Law School. She is a licensed Certified Public Accountant and NACD Certified® Director.

Vote Required

Each director will be elected by the affirmative vote of a majority of the votes cast, meaning that the number of votes cast "FOR" a director nominee exceeds the number of votes cast "AGAINST" that nominee. Abstentions and broker non-votes are not counted as votes cast for or against such director's election and therefore will have no impact on the outcome of the vote.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION TO THE BOARD OF EACH OF THE NOMINEES NAMED ABOVE.**

Director Compensation

The compensation program for our non-employee directors ("Outside Directors") is designed to attract and retain high quality directors and to align director interests with those of our stockholders. The compensation program was amended in February 2022 upon recommendation by the Compensation Committee and approval by the board of directors, with input from Semler Brossy regarding competitive practices. In June 2023, the Board approved a temporary reduction in cash compensation of 10% from July 2, 2023 through the end of December 2023 as part of company-wide cost reduction efforts. The compensation of our Outside Directors is reviewed regularly by the board of directors upon recommendation from the Compensation Committee, which review includes a market assessment and an analysis by Semler Brossy. As part of this analysis, Semler Brossy reviews non-employee director compensation trends and data from peer companies. Our Outside Directors receive compensation in the form of equity granted under the terms of our 2015 Equity Incentive Plan (the "2015 Plan") and cash, as described below:

Equity Compensation

Initial Award. On the date of the first meeting of our board of directors or Compensation Committee occurring on or after the date on which the individual first became an Outside Director, such Outside Director is granted an initial award of restricted stock units ("RSUs") with a value equal to $100,000 (the "Initial RSU Award"). The Initial RSU Award vests in three annual installments from the commencement of the individual's service as an Outside Director, subject to continued service as a director through the applicable vesting date. If a director's status changes from an employee director to an Outside Director, he or she does not receive an Initial RSU Award.

Annual Awards. On the date of each annual meeting of our stockholders, each Outside Director is granted an award of RSUs with a value equal to $220,000 (the "Annual RSU Award") upon election. For Outside Directors that were elected less than one-year prior to the annual meeting date, the Annual RSU Award is pro-rated for the time served for that year. The Annual RSU Award vests upon the earlier of the day prior to the next year's annual meeting or one year from the grant date, subject to continued service as a director through the applicable vesting date.

The number of shares subject to equity awards is calculated by dividing the value by the average of the volume weighted average trading price of our common stock during the calendar month preceding the grant date.

Under the terms of the 2015 Plan, no Outside Director may be granted equity awards within any fiscal year which exceeds, in the aggregate, that number of shares equal to the quotient of $500,000 divided by the closing price on the last trading day immediately preceding the date on which the applicable equity award is granted to the Outside Director.

Upon retirement of an Outside Director, all unvested RSUs automatically vest in full. The treatment of unvested RSUs held by an Outside Director upon a change in control is determined by the terms of the 2015 Plan.

Cash Compensation

Annual Fee. Each Outside Director receives an annual cash retainer of $85,000 for serving on our board of directors (the "Annual Fee"), paid quarterly. In addition to the Annual Fee, the non-employee board chair receives an additional cash retainer of $100,000. In June 2023, the board of directors approved a temporary cash compensation reduction of 10% effective as of July 2, 2023 through the end of December 2023.

Meeting Fees. Each Outside Director will receive $3,000 for each Board meeting attended in excess of eighteen (18) meetings per year.

Committee Service. The chairs of the three standing committees of our board of directors receive the following annual cash retainers, paid quarterly. There are no meeting fees for committee service.

Board Committee	Chairperson Fee ($)
Audit Committee	35,000
Compensation Committee	23,000
Governance Committee	15,000

Outside Director Compensation for Fiscal 2023

The following table provides information regarding the total compensation that was granted to each of our Outside Directors in fiscal 2023. Directors who are also our employees receive no additional compensation for their service as directors. See "Executive Compensation" for additional information about Mr. Lowe's compensation.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Penelope A. Herscher[2]	200,000	170,926	370,926
Harold L. Covert[3]	120,000	170,926	290,926
Pamela F. Fletcher[4]	21,250	99,036	120,286
Isaac H. Harris[5]	85,000	170,926	255,926
Brian J. Lillie[6]	108,000	170,926	278,926
Julia S. Johnson[7]	85,000	170,926	255,926
Ian S. Small[8]	85,000	170,926	255,926
Janet S. Wong[9]	85,000	170,926	255,926

(1) The amounts shown in this column are the grant date fair value in the period presented as determined in accordance with FASB ASC Topic 718 which fair value is based on the closing market price of our common stock on the date of grant for RSUs. Such grant-date fair value does not take into account any estimated forfeitures related to service vesting conditions.

(2) Ms. Herscher held 3,061 RSUs as of July 1, 2023.

(3) Mr. Covert held 3,061 RSUs as of July 1, 2023.

(4) Ms. Fletcher held 1,739 RSUs as of July 1, 2023.

(5) Mr. Harris held 3,913 RSUs as of July 1, 2023.

(6) Mr. Lillie held 3,061 RSUs as of July 1, 2023.

(7) Ms. Johnson held 3,061 RSUs as of July 1, 2023.

(8) Mr. Small held 3,061 RSUs as of July 1, 2023.

(9) Ms. Wong held 3,807 RSUs as of July 1, 2023.

ADVISORY VOTE TO APPROVE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and SEC rules, we are seeking the approval of the Company's stockholders, on a non-binding, advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement.

Our executive compensation program is designed to attract, retain and motivate employees and to serve the long-term interests of our stockholders. Our executive compensation program promotes performance-based compensation and has evolved to be more aligned with recognized best practices and to address market realities.

The items below contain a few highlights from our compensation program:

- 92% of CEO pay and 87% of NEO pay is driven by company financial, non-financial and stock price performance;
- Our Compensation Committee regularly reviews pay levels and practices against external market industry best practice; and
- We maintain policies to promote sound compensation practices and corporate governance.

The Compensation Discussion and Analysis section of this Proxy Statement contains a detailed discussion of our compensation philosophy and the alignment of our NEOs' compensation with our performance. We are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation paid to our NEOs, as described in the Compensation Discussion and Analysis and the compensation table sections of this Proxy Statement. We currently hold our advisory vote to approve the compensation paid to our NEOs on an annual basis. Our board of directors is recommending that stockholders approve an advisory vote in favor of continuing to hold such votes on an annual basis and expect that our next such vote will be at our 2024 Annual Meeting.

The board of directors recommends that stockholders vote "FOR" the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement for the 2023 Annual Meeting of stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

Vote Required

The approval of the non-binding advisory vote on the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as votes against the proposal. Broker non-votes will have no effect on the outcome of this vote.

This "say on pay" vote is advisory and therefore not binding on the Company, the board of directors or the Compensation Committee. However, the board of directors and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.**

PROPOSAL NO. 3

ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE COMPENSATION FOR OUR NAMED EXECUTIVE OFFICERS

In addition to providing stockholders with the opportunity to cast a "say on pay" advisory vote on the compensation of our named executive officers ("NEOs"), in accordance with SEC rules, we are asking our stockholders to vote, on an advisory basis, on how frequently we should seek an advisory vote on the compensation of our NEOs in the future. This non-binding advisory vote is commonly referred to as a "say-on-frequency" vote. Under this proposal, our stockholders may indicate whether they would prefer to have an advisory vote on executive compensation every one year, two years, or three years.

The Compensation Committee and our board of directors believe that the advisory vote on executive compensation should be conducted every year because we believe this frequency will enable our stockholders to vote, on an advisory basis, on the most recent executive compensation information that is presented in our proxy statement, leading to more meaningful and timely communication between the Company and our stockholders on the compensation of our named executive officers. Stockholders are not voting to approve or disapprove the board of directors' recommendation. Instead, you may cast your vote on your preferred voting frequency by choosing any of the following four options with respect to this proposal: "one year", "two years", "three years" or "abstain". For the reasons discussed above, our board of directors is recommending a vote for a frequency of "one year".

Vote Required

The alternative among one year, two years or three years that receives the highest number of votes cast at the Annual Meeting by stockholders entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions and broker non-votes will have no effect on this proposal.

The say on frequency vote is advisory and therefore not binding on the Company, the board of directors, or the Compensation Committee. However, the board of directors and the Compensation Committee value the opinions of our stockholders in their vote on this proposal and will consider the option that receives the most votes in determining the frequency of future advisory votes to approve the compensation of our named executive officers.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "ONE YEAR".**

APPROVAL OF THE AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN

We are seeking stockholder approval to amend our Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") to increase the number of shares of our Common Stock reserved for issuance under the plan by an additional 3,000,000 shares.

Our board of directors approved the amended and restated 2015 Plan in September 2023, subject to stockholder approval at the 2023 Annual Meeting. Our board of directors has determined that it is in our best interests and the best interests of our stockholders to approve this proposal. Our board of directors recommends that stockholders vote for this proposal at the 2023 Annual Meeting.

If stockholders approve this proposal, the amended and restated 2015 Plan will become effective as of the date of stockholder approval. If stockholders do not approve this proposal, the share increase will not become effective and our 2015 Plan will continue to be administered in its current form. The remaining shares reserved for issuance under the 2015 Plan may be insufficient to meet our incentive, recruiting and retention objectives during fiscal 2024 and each fiscal year thereafter while the 2015 Plan remains in effect. This will restrict our ability to attract and retain the individuals necessary to drive our performance and increase long term stockholder value.

Two key developments underscore the importance of these proposed amendments. First, our eligible global headcount has increased by 32% since the last fiscal year, primarily due to mergers and acquisitions. Second, our recent stock buyback program has successfully reduced our total shares outstanding.

Our executive officers and directors are eligible to receive equity awards under the 2015 Plan and therefore have an interest in this proposal. The remainder of this discussion, when referring to the 2015 Plan, refers to the amended and restated 2015 Plan as if this proposal is approved by our stockholders, unless otherwise specified or the context otherwise references the 2015 Plan prior to amendment and restatement.

Plan Background

On June 23, 2015, we adopted, and the board of directors of JDS Uniphase Corporation ("JDSU" and now, Viavi Solutions Inc.) approved, the 2015 Plan under which 8,500,000 shares of our Common Stock were authorized for issuance. In connection with our separation from JDSU on July 31, 2015, outstanding JDSU equity-based awards held by service providers continuing in service after the separation were converted into equity-based awards under the 2015 Plan reducing the number of shares remaining available for grant under the 2015 Plan. As of immediately following our separation from JDSU, 2,100,901 shares of our Common Stock were reserved pursuant to outstanding equity-based awards under the 2015 Plan that were converted from JDSU equity-based awards, leaving us with 6,399,099 shares of our Common Stock available to grant new awards.

In 2016, we amended and restated the 2015 Plan to increase the number of shares authorized for issuance by 3,000,000 shares to a total of 11,500,000, and this was approved by our stockholders in November 2016. We amended and restated the 2015 Plan again in 2021 to increase the number of shares authorized for issuance by 3,000,000 shares to a total of 14,500,000, which was approved by our stockholders in November 2021. We also amended and restated the 2015 Plan again in 2022 to increase the number of shares authorized for issuance by 900,000 shares to a total of 15,400,000, which was approved by our stockholders in November 2022.

Reasons for Voting for this Proposal

Equity awards are a key element of our compensation program. The Company believes a compensation policy that includes a balanced mix of cash and equity is the most effective way to attract and retain talented employees whose interests are aligned with stockholders. Without approval of the additional shares, we may be constrained to pay competitively and at a serious competitive disadvantage going forward. The key reasons for approving this proposal are as set forth below.

I. Long-Term Equity is a Key Component of our Compensation Objective

Our overall compensation objective is to compensate our personnel in a manner that attracts and retains the highly talented employees necessary to manage and staff a high-growth business in an innovative and competitive industry. Our employees are our most valuable asset, and we strive to provide them with compensation packages that are competitive, that reward personal and company performance, and help meet our retention needs. Equity awards, whose value depends on our stock performance, and which require continued service over time before any value can be realized, help achieve these objectives and are a key element of our compensation program. Equity awards also reinforce employees' incentives to manage our business as owners, aligning employees' interests with those of our stockholders.

We believe we must continue to use equity compensation on a broad basis to help attract, retain and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As of August 31, 2023, approximately 3,164 of our regular, full-time employees held outstanding equity awards. We anticipate headcount may continue to grow as Lumentum grows organically and as we actively consider other strategic growth opportunities.

2. Requested Share Reserve Increase is Reasonable

When we amended the 2015 Plan in 2022, we believed the shares of our Common Stock reserved for issuance under the 2015 Plan would be sufficient to enable us to grant equity awards through fiscal 2024. This estimate was based on forecasts that took into account our anticipated rate of growth in hiring, the number of shares needed for assumed awards for acquisitions, an estimated range of our stock price over time, and our anticipated forfeiture and overhang rates.

We are requesting shares earlier than originally anticipated due to several factors that increased share usage in the past year: an uncommonly strong labor market in our equity-eligible roles; requirements for awards related to our significant acquisition activity this year which increased our employee population; and our unanticipated decline in share price which resulted in the need to use more shares to deliver market-competitive grants for retention and incentives. Our board of directors believes that additional shares are necessary to meet our anticipated equity compensation needs for approximately one year from the Annual Meeting.

The forecasted usage of equity awards remains below the median usage rate of our peer companies and takes into account PSUs as if they were earned at maximum. Our equity forecast includes only RSUs and PSUs as we do not intend to grant options and currently do not have any outstanding options under the Plan.

Our board of directors considered the following when determining the increase in the number of shares of Common Stock reserved for issuance under the amended and restated 2015 Plan.

- **Number of Shares Remaining under the 2015 Plan.** As of August 31, 2023, the number of shares of our Common Stock that remained available for issuance under the 2015 Plan was 510,081 plus any shares of our Common Stock subject to outstanding equity awards granted under our 2015 Plan that return to the 2015 Plan due to forfeitures, expiration, or events set forth in the 2015 Plan under its existing terms. As of the same date, the outstanding equity awards under the 2015 Plan covered a total of 4,345,722 shares of our Common Stock (assuming achievement of performance-based awards at target).

- **Overhang.** As of August 31, 2023, 4,345,722 shares of our Common Stock were subject to outstanding equity awards under our 2015 Plan and 510,081 shares of our Common Stock were available for future awards under our 2015 Plan. This represents approximately 7.2% of the outstanding shares of our common stock as of August 31, 2023, which is lower than the approximately 9.5% median overhang among our peer group.

- **Historical Grant Practices.** Our board of directors considered the number of equity awards that we granted last fiscal year. In fiscal 2023, we granted equity awards covering 2,345,342 shares of our Common Stock (assuming achievement of performance-based awards at target). This resulted in an annual burn-rate of 3.5%. Annual burn-rate measures the total shares granted over the total number of shares outstanding during a given year. The 3-year average burn rate for fiscal years 2021 through 2023 was 2.73%.

- **Policies of our Long-term Investors.** Our board of directors considers the policies and viewpoints of our long-term investors regarding equity plan design and appropriate granting practices.

- **Proxy Advisory Firm Guidelines.** To assist in its assessment of the appropriate number of shares to seek to add to the 2015 Plan, our board of directors also considered proxy advisory firm guidelines with respect to plan cost, plan features, and grant practices.

3. The 2015 Plan Requires Additional Shares to Meet our Forecasted Needs

We believe we must continue to use equity compensation on a broad basis to help attract, retain, and motivate employees to continue to grow our business, develop new products and ultimately increase stockholder value. As such, we have shifted our annual incentive plan practices in fiscal 2023 to further emphasize this belief. For directors and above, 70% of Annual Incentive Plan payouts are now delivered in performance stock units.

The 2015 Plan has 510,081 shares of Common Stock available for grant as of August 31, 2023. We are requesting additional shares to be reserved for issuance under our 2015 Plan to provide us with flexibility to meet our estimated near-term equity compensation needs.

If stockholders do not approve the amended and restated 2015 Plan, the 2015 Plan will continue without this amendment. In that case, the shares reserved for issuance under the 2015 Plan may be insufficient to achieve our incentive, recruiting and retention objectives during fiscal 2024 and each fiscal year thereafter while the 2015 Plan remains in effect. If the shares available for issuance under the 2015 Plan run out, our goals of using the 2015 Plan for recruiting, retaining and motivating talented employees will be more difficult to meet. We do not believe

increasing cash compensation to make up for any shortfall in equity compensation would be practical or advisable, because we believe that a combination of equity awards and cash compensation provide a more effective compensation strategy than cash alone for attracting, retaining and motivating our employees long term and aligning employees' and stockholders' interests. In addition, any significant increase in cash compensation in lieu of equity awards could substantially increase our operating expenses and reduce our cash flow from operations, which could adversely affect our business results and business strategy, including using cash flow for strategic acquisitions, research and development of innovative new products, and improvements in the quality and performance of existing products.

4. The 2015 Plan Includes Compensation and Governance Best Practices

The 2015 Plan includes provisions that are considered best practice for compensation and corporate governance purposes. These provisions protect our stockholders' interests, as follows:

- **Administration.** The 2015 Plan is administered by the Compensation Committee, which consists entirely of independent non-employee directors.
- **Share Counting Provisions.** Shares of our Common Stock that are actually issued under the 2015 Plan generally will not be available for future issuance under the 2015 Plan, except that if unvested shares of Common Stock are forfeited or repurchased by us for an amount not greater than their original purchase price, those shares shall become available for future grant under the 2015 Plan. However, shares that are tendered by holders or withheld by us to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will not be available for future awards.
- **Repricing or Exchange Programs are Not Allowed.** The 2015 Plan does not permit outstanding awards to be repriced or exchanged for other awards without the approval of the majority of stockholders.
- **Annual Limits on Awards.** The 2015 Plan sets annual limits as to the maximum number of shares or dollars subject to an award that can be granted to an individual in any fiscal year.
- **Annual Limits on Compensation to Non-Employee Directors.** The 2015 Plan sets reasonable, annual limits as to the compensation that non-employee directors may receive during each fiscal year.
- **Minimum Vesting Requirements.** In general, awards granted under the 2015 Plan will vest in full no earlier than the 1-year anniversary of the grant date although up to 5% of the shares reserved in the 2015 Plan may be granted without this minimum vesting requirement.
- **No Single-Trigger Vesting Acceleration upon a Corporate Transaction.** The 2015 Plan provides that only awards that are not assumed or replaced will vesting accelerate on a Corporate Transaction.
- **Limited Transferability.** Awards under the 2015 Plan generally may not be sold, assigned, transferred, pledged, or otherwise encumbered, unless otherwise approved by the administrator.
- **No Tax Gross-ups.** The 2015 Plan does not provide for any tax gross-ups.
- **No Dividends, Distributions or Dividend Equivalents on Awards.** The 2015 Plan provides that a participant has no right to receive dividends, distributions or dividend equivalents on the unvested portion of any 2015 Plan award.
- **Forfeiture Events.** The 2015 Plan provides the flexibility for the administrator to subject awards to forfeiture or recoupment provisions. It also requires certain individuals who are subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 to reimburse us if we are required to prepare an accounting restatement under circumstances described in the Plan.

Our executive officers and directors have an interest in the approval of the 2015 Plan because they are eligible to receive equity awards under the 2015 Plan.

Summary of the 2015 Equity Incentive Plan, as Amended and Restated

The following is a summary of the operation and principal features of the 2015 Plan. However, this summary is not a complete description of all of the provisions of the 2015 Plan and is qualified in its entirety by the specific language of the 2015 Plan. A copy of the 2015 Plan is provided as Appendix A to this Proxy Statement.

Purpose

The purpose of the 2015 Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance. These incentives may be provided through the granting of stock options, stock appreciation rights, dividend equivalent rights, restricted stock awards, restricted stock units, performance units, and performance shares.

Authorized Shares

There are currently 15,400,000 shares of Common Stock reserved under the 2015 Plan. The stockholders are now being asked to approve an additional 3,000,000 shares to become available for future issuance under the 2015 Plan to increase the total number of shares of our Common Stock reserved for issuance under the amended and restated 2015 Plan to 18,400,000. As of August 31, 2023, approximately 510,081 shares remained available for grant under the 2015 Plan, and this would increase to 3,510,081 shares of our Common Stock if this proposal is approved. Each share subject to an award under the 2015 Plan counts against the numerical limits of the 2015 Plan as one share for every one share subject thereto. Shares that actually are issued under the 2015 Plan will not be returned to the 2015 Plan and will not be available for future issuance under the 2015 Plan, except that if unvested shares are forfeited or repurchased by us for an amount not greater than their original purchase price, such shares will become available for future grant under the 2015 Plan. For stock options and stock appreciation rights that are exercised, the gross number of shares subject to the award will cease to be available under the 2015 Plan, whether or not the award is net settled for a lesser number of shares, or if the shares are utilized to exercise an award. If shares are withheld to pay any tax withholding obligations applicable to an award, then the gross number of shares subject to the award will cease to be available under the 2015 Plan.

Administration of the 2015 Plan

Our board of directors, or a committee appointed by the board of directors, administers our 2015 Plan. The administrator has the power to select the employees, directors, and consultants to whom awards may be granted, to determine whether and to what extent awards are granted, to determine performance-based equity awards and the applicable performance criteria, performance period, and performance award formula, to approve forms of award agreements for use under the 2015 Plan, to determine the terms and conditions of awards granted under the 2015 Plan, to amend the terms of any outstanding awards granted under the 2015 Plan (provided that any amendment that would have a materially adverse effect on the grantee's rights under an outstanding award will not be made without the grantee's written consent), to construe and interpret the terms of the 2015 Plan and awards, to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions, and to take other action, not inconsistent with the terms of the 2015 Plan, as the administrator deems appropriate. The administrator may only institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding options or stock appreciation rights may be surrendered or canceled in exchange for awards with a lower exercise price, full value awards, or payments in cash if we obtain an affirmative vote of holders of the majority of its stockholders.

Eligibility

All types of awards may be granted to our employees, non-employee directors, and consultants of our parent or subsidiary corporations. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of ours or any parent or subsidiary corporation of ours. As of August 31, 2023, we had approximately 7,148 employees (including five executive officers), eight non-employee directors and 51 consultants. Except with respect to 5% of the maximum number of shares issuable under the Plan, no award will vest earlier than one year following the date of grant; provided, however, that vesting of an award may be accelerated upon the death, disability, or involuntary termination of the service of the grantee, or in connection with a corporate transaction, as defined in the 2015 Plan.

Stock Options

Stock options may be granted under our 2015 Plan. Each option is evidenced by an award agreement that specifies the exercise price, the term of the option, forms of consideration for exercise, and such other terms and conditions as the administrator determines, subject to the terms of the 2015 Plan. The exercise price of options granted under our 2015 Plan must be at least equal to the fair market value of our common stock on the date of grant, except in special, limited circumstances as set forth in the 2015 Plan. The maximum term of an option will be specified in an award agreement, provided the term of an option will be no more than 8 years. However, with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a Share on the grant date. Generally, the fair market value of our common stock is the closing sales price on the relevant date as quoted on the Nasdaq stock market.

Options will be exercisable at such times and under such conditions as determined by the administrator and as set forth in the applicable award agreement. An option is deemed exercised when we receive notice of exercise and full payment of the Shares to be exercised, together with applicable tax withholdings. No option granted to an employee who is a non-exempt employee for the purposes of the Fair Labor Standards Act of 1938, as amended (the "FLSA") will be first exercisable until at least 6 months following the date of grant of such option.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for 90 days. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Each stock appreciation right is evidenced by an award agreement that specifies the exercise price, the term of the award (which may not exceed eight years), and other terms and conditions as determined by the administrator, subject to the terms of the 2015 Plan and provided that no stock appreciation right granted to an employee who is a non-exempt employee for the purposes of the FLSA will be first exercisable until at least six months following the date of grant of such SAR. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. Stock appreciation rights will be exercisable at such times and under such conditions as determined by the administrator and set forth in the applicable award agreement. At the discretion of the administrator, the payment upon exercise of stock appreciation right may be paid in cash or with Shares, or a combination of both.

Dividend Equivalent Rights

Dividend equivalent rights may be granted under our 2015 Plan. Dividend equivalent rights allow the recipient to receive compensation or a credit to the recipient's account measured by cash dividends paid with respect to shares of Common Stock. Each dividend equivalent right is evidenced by an award agreement that specifies terms and conditions as determined by the administrator, subject to the terms of the 2015 Plan. All dividend equivalents will be subject to the same terms and conditions, including vesting conditions, as the awards to which they relate and shall not be paid or settled prior to the time that the underlying award vests. No Dividend Equivalents shall be paid with respect to any shares underlying any unvested portion of a 2015 Plan award.

Restricted Stock Awards

Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Each restricted stock award granted will be evidenced by an award agreement specifying the number of shares subject to the award, any period of restriction, and other terms and conditions of the award, as determined by the administrator, subject to the terms of the 2015 Plan. Restricted stock awards may (but are not required to) be subject to vesting conditions, as the administrator specifies, and the shares acquired may not be transferred by the participant until the vesting conditions (if any) are satisfied. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant without regard to vesting, subject to the limitations set forth in the 2015 Plan with respect to no receipt of dividends, distributions or dividend equivalents prior to vesting. See "Limitations on Awards" section below.

Restricted Stock Units

Restricted stock units may be granted under our 2015 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share. Each restricted stock unit award will be evidenced by an award agreement that specifies the number of restricted stock units subject to the award, any vesting criteria (which may include accomplishing specified performance criteria or continued service to us), form of payout, and other terms and conditions of the award, as determined by the administrator, subject to the terms of the 2015 Plan. Restricted stock units result in a payment to a participant if any performance goals or other vesting criteria are achieved or the awards otherwise vest. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash, or a combination of both.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant if performance criteria established by the administrator are achieved or the awards otherwise vest. Each award of performance units or performance shares will be evidenced by an award agreement specifying the number of units or shares (as applicable), any vesting conditions, the performance period, and other terms and conditions of the award, as determined by the administrator, subject to the terms and conditions of the 2015 Plan. Each performance unit will have an initial dollar value established by the administrator prior to the date of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant. The administrator will establish any performance criteria or other vesting criteria (which may include continued service) in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out. After the grant of performance units or performance shares, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination of both.

Limitations on Awards

The maximum number of shares with respect to which awards may be granted to any individual in any fiscal year is 1,000,000 shares. The maximum dollar amount that may become payable to any individual in any fiscal year under awards denominated in U.S. dollars (including performance unit awards) is $20,000,000. However, in connection with an individual's commencement of service or first promotion in any fiscal

year, an individual may be granted awards for an additional 1,000,000 shares or U.S. dollar denominated awards providing for payment in any fiscal year of up to an additional $20,000,000. The limitations in this paragraph do not apply to non-employee directors, who are instead subject to much lower requirements described in the "Non-Employee Director Compensation Limits" below.

No dividends, Dividend Equivalents, or other distributions shall be paid with respect to any shares underlying any unvested portion of a 2015 Plan award.

Non-Employee Director Compensation Limits

Our 2015 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan. However, in any fiscal year, a non-employee director may not be granted equity awards (the value of which will be based on the fair market value determined on the last trading day immediately preceding the date on which the applicable Award is granted to such director) and be provided any other compensation (including without limitation any cash retainers or fees) with an aggregate value of more than $500,000.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of any change in the shares effected without receipt of consideration by us, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in our capital structure, or in the event of payment of a dividend or distribution to our stockholders in a form other than our Common Stock (excepting regular, periodic cash dividends) that has a material effect on the fair market value of shares, appropriate and proportionate adjustments will be made in the number and kind of shares subject to the 2015 Plan and to any outstanding awards, the maximum number of shares with respect to which awards may be granted individual in any fiscal year of ours, and in the exercise or purchase price per share under any outstanding award in order to prevent dilution or enlargement of rights under the 2015 Plan.

Corporate Transactions

Our 2015 Plan provides that in the event of a corporate transaction, as defined in the 2015 Plan, all outstanding awards will terminate unless they are assumed in connection with the corporate transaction. If a portion of an award is neither assumed nor replaced by the successor entity, such portion of the award will become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value), immediately prior to the effective date of such corporate transaction.

Forfeiture Events

Our 2015 Plan provides the flexibility for the administrator to subject awards to forfeiture or recoupment provisions. It also requires any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 to reimburse us if we are required to prepare an accounting restatement due to the material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, for (i) the amount of any payment in settlement of an award received by such participant during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such participant from the sale of securities of our during such 12-month period.

Plan Amendment; Termination

Our board of directors may amend, suspend, or terminate the 2015 Plan at any time, provided that no suspension or termination of the 2015 Plan will adversely affect any rights under awards already granted under the Plan and no amendment will be made without the approval of our stockholders if such approval is required by applicable laws or would change the powers of the 2015 Plan's administrator. Unless sooner terminated by our board of directors, the 2015 Plan will terminate on June 23, 2025.

U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and us of awards granted under the 2015 Plan. Tax consequences for any particular individual may be different.

Incentive Stock Options

A participant recognizes no taxable income as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the participant is subject to the alternative minimum tax). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two-or one-year holding periods described above (a "disqualifying disposition"), he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Nonstatutory Stock Options

A participant generally recognizes no taxable income on the date of grant of a nonstatutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant. Upon the exercise of a nonstatutory stock option, the participant generally will recognize ordinary income equal to the excess of the fair market value of the shares on the exercise date over the exercise price of the option. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant generally recognizes no taxable income on the date of grant of a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant. Upon exercise of the stock appreciation right, the participant generally will be required to include as ordinary income an amount equal to the sum of the amount of any cash received and the fair market value of any shares received upon the exercise. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be treated as long-term or short-term capital gain or loss, depending on the holding period.

Dividend Equivalents

Dividend equivalents will generally be subject to tax as dividends as if they were paid on the vesting date of the underlying award.

Restricted Stock, Restricted Stock Units, Performance Awards and Performance Shares

A participant generally will not have taxable income at the time an award of restricted stock, restricted stock units, performance shares, or performance units is granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. However, the recipient of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Section 409A

Section 409A of the Code ("Section 409A") provides certain new requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effects for the Company

We generally will be entitled to a tax deduction in connection with an award under the 2015 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a non-qualified stock option). However, special rules limit the deductibility of compensation paid to certain current or former executive officers. Under Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO

THE GRANT AND EXERCISE OF AWARDS UNDER THE 2015 PLAN AS OF THE DATE OF THIS FILING. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Summary

Our board of directors believes that it is in the best interests of us and our stockholders to continue to provide employees, consultants, and directors with the opportunity to acquire an ownership interest in us through the grant of equity awards under the amended and restated 2015 Plan and thereby encourage them to remain in our service and more closely align their interests with those of our stockholders.

Number of Awards Granted to Employees and Non-Employee Directors

The number of awards that an employee, or non-employee director may receive under the 2015 Plan is in the discretion of the administrator and therefore cannot be determined in advance. The following table sets forth the aggregate number of RSUs and PSUs (at target) granted under the 2015 Plan during fiscal year 2023 to each of our named executive officers; executive officers, as a group; directors who are not executive officers, as a group; and all employees who are not executive officers, as a group.

Name of Individual or Identity of Group and Principal Position	Number of RSUs and PSUs Granted (#)[1]	Dollar Value of Award(s) of RSUs and PSUs granted ($)[2]
Alan Lowe, President and Chief Executive Officer	137,526	12,528,619
Wajid Ali, Executive Vice President, Chief Financial Officer	48,138	4,385,372
Vincent Retort, Executive Vice President, Chief Operations Officer	56,695	5,164,915
Jason Reinhardt, Executive Vice President, General Manager of Imaging and Sensing	36,356	3,312,032
Judy Hamel, Senior Vice President, General Counsel and Secretary	27,760	2,528,936
All current executive officers as a group	306,475	27,919,874
All non-employee directors as a group	23,166	1,295,520
All other employees (including all current officers who are not executive officers (as a group))	2,015,701	169,795,431

(1) Reflects PSU awards at target.

(2) Reflects the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718.

Vote Required

The approval of the amended and restated 2015 Plan requires the affirmative vote of a majority of the shares of our common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon. As a result, abstentions will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the outcome of this proposal. This vote will also constitute approval of the amended and restated 2015 Plan under the Nasdaq Listing Rules.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN.**

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the fiscal year ended July 1, 2023 was Deloitte & Touche LLP ("Deloitte"). Our Audit Committee has re-appointed Deloitte to audit our consolidated financial statements for our fiscal year ending June 29, 2024. At the Annual Meeting, we are asking our stockholders to ratify the appointment of Deloitte as our independent registered accounting firm for fiscal 2024. Although ratification by stockholders is not required by law, our Audit Committee is submitting the appointment of Deloitte to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. In the event that the appointment of Deloitte is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte as our independent registered public accounting firm. Representatives of Deloitte are expected to be present at the Annual Meeting, in which case they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions. Notwithstanding the appointment of Deloitte, and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our company and our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by Deloitte, our independent registered public accounting firm, for the fiscal years ended July 1, 2023, and July 2, 2022.

	Fiscal 2023 (in thousands)	Fiscal 2022 (in thousands)
Audit Fees[1]	$5,795	$3,683
Audit-Related Fees[2]	$597	$80
Tax Fees[3]	$259	$70
All Other Fees	$2	$12
TOTAL	**$6,653**	**$3,845**

(1) Audit Fees include fees related to professional services rendered in connection with the audit of Lumentum's annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in Lumentum's Quarterly Reports on Form 10-Q, and for audit services provided in connection with other statutory and regulatory filings. In fiscal 2023, audit fees also included fees to audit the implementation of changes to our legal entity structure and the audit of newly acquired businesses, including related valuation and purchase price allocation accounting.

(2) Audit-Related Fees include fees for professional services rendered in connection with due diligence, including the acquisition of the telecom transmission product line of IPG Photonics in fiscal 2023.

(3) Tax Fees include fees for professional services rendered in connection with valuation consulting, compliance, and planning services and other tax consulting.

Auditor Independence

In our fiscal year ended July 1, 2023, there were no other professional services provided by Deloitte, other than those listed above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of Deloitte.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All fees paid to Deloitte for our fiscal year ended July 1, 2023 were pre-approved by our Audit Committee.

Vote Required

The ratification of the appointment of Deloitte requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal and broker non-votes will have no effect.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF**
> **THE APPOINTMENT OF DELOITTE & TOUCHE LLP.**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the board of directors comprised solely of independent directors as required by the Nasdaq listing rules and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the board of directors, which is available on our website at *www.lumentum.com*. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

With respect to the Company's financial reporting process, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Our independent registered public accounting firm, Deloitte, is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare our financial statements, which are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and Deloitte;
- discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence.

Based on the Audit Committee's review and discussions with management and Deloitte, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2023 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the board of directors:

Harold L. Covert *(Chair)*
Pamela F. Fletcher
Julia S. Johnson
Janet S. Wong

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

The following table sets forth information regarding individuals who serve as our executive officers. The position titles refer to each executive officer's title at Lumentum as of September 22, 2023. Our executive officers are elected by our board of directors to hold office until their successors are elected and qualified. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Alan Lowe	61	President and Chief Executive Officer
Wajid Ali	50	Executive Vice President, Chief Financial Officer
Vincent Retort	69	Chief Operations Officer and Executive Vice President
Jason Reinhardt	49	Executive Vice President, General Manager of Imaging and Sensing
Judy Hamel	57	Senior Vice President, General Counsel and Secretary

For Mr. Lowe's biography, see "Director Nominees."

Wajid Ali is Lumentum's executive vice president and chief financial officer. Mr. Ali manages and drives all aspects of Lumentum's finance organization. Mr. Ali joined Lumentum in February of 2019. Before joining Lumentum, Mr. Ali was the senior vice president and chief financial officer at Synaptics Incorporated, a developer and supplier of semiconductor product solutions, from May 2015 to February 2019. Before Synaptics, Mr. Ali was vice president and controller at Teledyne Technologies Inc., an instrumentation, software and engineered systems company. Prior to Teledyne, he served as chief financial officer at DALSA Corp., a semiconductor company that was acquired by Teledyne in 2011. Mr. Ali also held key financial management positions at Advanced Micro Devices, Inc. and ATI Technologies Inc., overseeing the finance functions for large business groups. Mr. Ali holds Bachelor of Arts and Master of Arts degrees in Economics from York University; a Master of Business Administration degree from the Schulich School of Business, York University; and CPA, CMA designations from the Chartered Professional Accountants of Ontario, Canada.

Vincent Retort is Lumentum's chief operations officer and executive vice president responsible for managing all Lumentum business units and the company CTO function. Mr. Retort has been an instrumental leader running R&D, operations, the Transmission business unit, and the 3D sensing business unit at various times since Lumentum's spinoff from JDSU. He was previously our senior vice president, research and development from July 2015 through February 2016 and our general manager of the 3D Sensing business unit from December 2018 through April 2020. Prior to joining Lumentum in connection with Lumentum's separation from Viavi in 2015, Mr. Retort was employed by Viavi. Mr. Retort joined Viavi in 2008 as vice president of research & development, communication and commercial optical products ("CCOP"), and became senior vice president of research & development of CCOP in 2011. From 2004 to 2008, Mr. Retort was vice president of product engineering, reliability and quality at NeoPhotonics Corporation, a designer and manufacturer of photonic integrated circuit-based modules and subsystems. From 2002 to 2004, Mr. Retort served as senior director of development engineering, magnetic recording performance at Seagate Technology Holdings plc, an international manufacturer and distributor of computer disk drives. From 2000 to 2002, Mr. Retort served as vice president of product engineering at Lightwave Microsystems Corporation, a communications equipment company. Mr. Retort holds a Master of Science degree in Biological Sciences from Stanford University and a Bachelor of Arts degree in Biology from West Virginia University.

Jason Reinhardt is Lumentum's executive vice president, general manager of imaging and sensing, a position he has held since December 2022. He previously served as our executive vice president, chief transformation officer from May 2022 until December 2022, our chief commercial officer from September 2021 until May 2022, our executive vice president, global sales from February 2016 until September 2021, and was previously our senior vice president of sales from July 2015 through February 2016. Prior to joining Lumentum in connection with Lumentum's separation from Viavi in 2015, Mr. Reinhardt was employed by Viavi. Mr. Reinhardt joined Viavi in May 2008 as director of sales for North America. He was subsequently promoted to senior director of North America sales, vice president and senior vice president of global sales, holding that position from August 2010 until January 2014, after which he focused on charitable humanitarian work while holding a part-time business development position. Mr. Reinhardt returned to a full-time role in June 2015, serving again as Viavi's senior vice president of global sales. Before joining Viavi, Mr. Reinhardt served as deputy country director of HOPE worldwide Afghanistan, senior director of North America sales at Avanex Corporation, and account manager and production engineer at Corning Incorporated. In February 2018, Mr. Reinhardt joined the board of HOPE worldwide Afghanistan. Prior to these roles, he served as an officer in the United States Air Force. Mr. Reinhardt holds a Bachelor of Science degree in Electrical Engineering from Montana State University, a Master of Business Administration degree from Babson College's Franklin W. Olin Graduate School of Business, and a Master of Education – Early Childhood Development from Northern Arizona University.

Judy Hamel has served as Lumentum's senior vice president, general counsel and secretary since May 2018 and prior to that as vice president, general counsel and secretary from July 2015 to May 2018. Prior to joining Lumentum in connection with Lumentum's separation from Viavi in 2015, Ms. Hamel was employed by Viavi. Ms. Hamel joined Viavi in August 2012 as senior corporate counsel. Prior to joining Viavi, from September 2006 to August 2012, Ms. Hamel served as vice president legal affairs at Cortina Systems, Inc., a global communications supplier of port connectivity solutions to the networking and telecommunications sector. Previously, Ms. Hamel worked as a corporate associate at Silicon Valley law firms Cooley Godward LLP and Wilson Sonsini Goodrich and Rosati PC. Ms. Hamel holds a Juris Doctor degree from Santa Clara University School of Law, a Master of Business Administration degree from San Jose State University and a Bachelor of Science degree in Economics and Finance from Southern New Hampshire University.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of our executive compensation program is designed to provide our stockholders with an understanding of our compensation program in effect for our NEOs who consisted of the following executive officers for fiscal 2023:

- Alan Lowe, our President and Chief Executive Officer;
- Wajid Ali, our Executive Vice President and Chief Financial Officer;
- Vincent Retort, our Chief Operations Officer and Executive Vice President;
- Jason Reinhardt, our Executive Vice President, General Manager of Imaging and Sensing; and
- Judy Hamel, our Senior Vice President, General Counsel and Secretary.

Executive Compensation Program Objectives

Our executive compensation program is designed to reinforce three key long-term objectives:

1 Maximize company long-term value;

2 Increase sustainability across the Company; and

3 Be indispensable to our customers.

Fiscal 2023 Business Performance

Highlights of our fiscal 2023 financial performance in several of our key business metrics, along with comparable measures during fiscal years 2019 through 2023, are set forth in this section:

Net Revenue ($MMs) Performance



Adjusted Earnings Per Share



Adjusted Gross Margin Performance



Adjusted Operating Margin Performance



	Fiscal Year 2023 ($ in millions)	Fiscal Year 2022 ($ in millions)	Fiscal Year 2021 ($ in millions)	Change 2021-2023
Net Revenue	$1,767.0	$1,712.6	$1,742.8	1.4%
Gross Margin	32.2%	46.0%	44.9%	(12.7)%
Adjusted Gross Margin	43.2%	51.6%	50.9%	(7.7)%
Operating Margin	(6.5)%	17.7%	30.2%	(36.7)%
Adjusted Operating Margin	19.2%	30.8%	30.8%	(11.6)%

Adjusted Gross Margin and Adjusted Operating Margin are non-GAAP measures that Lumentum discloses to provide additional information about the operating results of the Company. Please see Appendix B for a reconciliation of Adjusted Gross Margin and Adjusted Operating Margin to their nearest GAAP equivalents.

Executive Compensation Highlights

- Program design is informed by feedback from our stockholders. We engage with stockholders regularly and will continue to do so.
- Fiscal 2023-25 PSUs are based on 3-year revenue targets and 3-year sustainability goals, balancing long-term growth goals with our commitment to responsible corporate citizenship.
- Our annual incentive plan reflects our continuous discipline around profitable growth. For fiscal 2023, executives who participated in the annual incentive plan received payout in the second half of fiscal 2023 in the form of performance stock units to further tie their compensation to stockholder value creation.
- 92% of CEO pay and 87% of NEO pay is driven by company financial, non-financial and stock price performance.
- Our Compensation Committee regularly reviews pay levels and practices against external market best practices.
- We maintain policies that promote sound compensation practices and corporate governance.

2023 Say on Pay Vote and Stockholder Outreach

Our executive compensation program received 82% support from our stockholders in November 2022. As this was a decrease in support from 94% in November 2021, we engaged with stockholders to understand their concerns. We will continue to engage with stockholders regularly to discuss strategic matters including executive compensation.

During 2023, we extended invitations to 25 of our largest stockholders representing 70% ownership of our shares. We met with 8 of our stockholders representing approximately 40% ownership of our shares, and discussed, among other things, our executive compensation program, sustainability program, board diversity and equity plan changes. Stockholder feedback related to our executive pay programs highlighted the following areas for potential improvement:

- disclosure around performance metrics for our short- and long-term incentive plans;
- inclusion of metrics for our sustainability and diversity goals; and
- inclusion of a strategic component of our performance awards as part of our long-term incentive plans.

The Compensation Committee was encouraged by these conversations that the executive pay program is generally meeting the objectives and delivering rewards commensurate with both financial and non-financial performance, and has endeavored to address the concerns raised by stockholders.

The Company values and seeks ongoing feedback from stockholders on all elements of our business. The Compensation Committee will continue to engage with and consider feedback from stockholders to ensure that the executive compensation program remains effective.

Our Approach to Executive Compensation

Our executive compensation program is aligned with our overarching philosophy of paying for demonstrable performance. The program intends to meet several objectives:

- Total compensation should attract, motivate and retain the talent necessary to achieve our business objectives in order to increase long-term value and drive stockholder returns as well as balance financial success with responsible corporate behavior to foster a healthy and successful corporate culture.
- Superior executive talent should be motivated and retained through a strong pay for performance compensation system that provides the opportunity to earn above-average compensation that is aligned with stockholder return for achieving long-term business and financial success.
- Our compensation practices should continue to evolve to align compensation with recognized best practices and to address current market realities.

We adhere to best practices in executive compensation and corporate governance. These provisions protect our stockholders' interests, as follows:

What We Do	What We Don't Do
• Pay for Performance: Approximately 92% of our CEO's and 87% of our other NEOs' fiscal 2023 total target direct compensation was subject to achievement of our strategic, financial or market performance goals • Maintain Stock Ownership Guidelines for our CEO, NEOs and outside directors • Maintain a Clawback Policy that provides for the recapture of both time-based and performance-based awards in the event of a financial restatement • Require "Double-Trigger" for equity acceleration in connection with a change in control • Maintain an independent compensation committee • Engage an independent compensation advisor • Conduct an annual risk review of our compensation programs	• Minimal perquisites awarded to our executive officers • No tax gross-ups upon a change in control • No hedging or pledging of Lumentum securities by employees or directors

Fiscal 2023 Executive Compensation Program Elements



* Includes strategic modifier with potential adjustment of +/- 20% for each half.

Compensation Decision Processes

The Compensation Committee administers and determines the parameters of the executive compensation program. In carrying out its functions, the Compensation Committee seeks input from Semler Brossy, a national compensation consulting firm, as the independent compensation advisor to the Compensation Committee, as well as our management.

Our CEO and Chief Human Resources Officer present to the Compensation Committee performance reviews and compensation recommendations for our NEOs (other than our CEO), taking into account input from Semler Brossy and referencing materials and data prepared by Semler Brossy for the Compensation Committee to assist in the analysis and decision-making process.

The Compensation Committee approves all compensation for our NEOs (other than our CEO). The Compensation Committee reviews and recommends to the board of directors our CEO's compensation, which is reviewed and approved by the board of directors.

No member of the management team is present for the discussion or approval of his or her own compensation.

Peer Group

The Compensation Committee, with input from Semler Brossy, reviews the compensation practices at similarly situated companies that comprise our peer group. The Compensation Committee regularly reviews the peer group to determine if it is appropriate for Lumentum. The characteristics and details around the fiscal 2023 peer group as of June 30, 2023 are listed below.

Characteristics of Peer Group

Companies similar in revenue, size, and business operations to Lumentum

Primary Uses

We reference peer group compensation practices when assessing and approving executive compensation in the following areas:

- Performance and pay relationship
- Executive compensation levels
- Annual and long-term incentive plan design
- Independent director compensation
- Equity plan and share usage
- Change in control and severance
- Benefits and perquisites

Peer Group Companies

Ciena Corporation
Coherent Inc. (formerly II-VI Incorporated)
Entegris
F5
IPG Photonics Corporation
Juniper
Marvell Technology, Inc.
MKS Instruments, Inc.
Monolithic Power Systems
National Instruments
OSI Systems, Inc.
Plantronics
Qorvo, Inc.
Semtech
Skyworks Solutions
Synaptics
Trimble
Viasat, Inc.
Viavi Solutions Inc.
Wolfspeed

Peer Group Financial Positioning

Lumentum and Peer Financial Positioning



Note: Plantronics is excluded from the chart above as it was acquired prior to the end of fiscal 2023.

In addition to the peer group, the Compensation Committee also reviews market data from the US Radford Survey for companies with comparable revenue size to assess the competitiveness of our executive compensation programs. The Compensation Committee considers input from our management team, Company performance, individual performance and experience, and each NEO's role and/or retention and incentive objectives when making its compensation decisions. The Compensation Committee references peer data for purposes of aligning realized pay and ongoing opportunity with absolute and relative performance.

Fiscal 2023 Base Salary

BASE SALARY

Objective/Purpose: To attract and retain highly-qualified executive talent

Base salary represents the fixed portion of our NEOs' compensation and is intended to attract and retain highly talented individuals. In determining base compensation levels, our Compensation Committee analyzes base salary information for similar positions and titles at companies in our compensation peer group and the survey data, and also considers the input from our management team as described above. In fiscal 2023, we made the following changes to bring salaries more in line with desired percentiles of market comparables.

	Fiscal Year 2023 ($)[1]	Fiscal Year 2022 ($)	% Increase
Alan Lowe	1,000,000	900,000	11.1%
Wajid Ali	556,000	520,000	6.9%
Vincent Retort	556,000	520,000	6.9%
Jason Reinhardt	475,000	452,000	5.1%
Judy Hamel	489,000	457,000	7.0%

(1) Actual salaries paid during these periods are described below under the section titled "Summary Compensation Table." For fiscal 2023, the base salary increases were effective September 1, 2022. In June 2023, the Board approved a temporary reduction in cash compensation of 10% for Mr. Lowe, a reduction of 7.5% for Messrs. Ali, Retort and Reinhardt, as well as other employees at the EVP level, a reduction of 5% for Ms. Hamel and all other employees at the SVP level, and a reduction of 2.5% for employees at the VP level, effective from July 2, 2023 through the end of December 2023 as part of company-wide cost reduction efforts.

Annual Incentive Plan

ANNUAL INCENTIVES

Objective/Purpose: To incentivize and reward achievement of near-term financial and business results

We operate an annual incentive plan ("AIP") under our Executive Officer Performance-based Incentive Plan, which plan is intended to reward our NEOs for achieving annual financial goals.

Fiscal 2023

The Compensation Committee approved consolidated revenue and adjusted operating income dollars as the primary performance measures under the AIP for determining incentive amounts for our NEOs in fiscal 2023. These measures reflect the Company's success in sustaining and growing the customer base while maintaining profitability, which the Compensation Committee believes are critical measures for Lumentum on an ongoing basis.

For fiscal 2023, the bonus pool under the AIP was measured (i) 30% based on first half adjusted operating income, which was paid after the close of our second quarter, and (ii) 30% based on second half adjusted operating income and 40% based on full year revenue, which was paid after the close of our fiscal 2023. The operating income targets were set at the beginning of our fiscal year for each half year with measures based upon our annual operating plan. Revenue is measured on a full year basis based on our annual operating plan. No bonus pool is created if operating income dollars are below zero, regardless of revenue achieved. Our rationale for having a higher emphasis on operating income than revenue is to ensure that growth is achieved profitably. The 70% of the AIP based on second half operating income and full year revenue was granted as a share-based award that vests after one-year performance. The use of shares for this portion of the award for the first time in 2023 was done to further underscore alignment with stockholder feedback. To determine the number of shares subject to the share-based portion of each award, the dollar value at target was divided by the volume weighted average price for the month of July 2022 and the result was increased by 25% with such increase intended to mitigate risk associated with potential stock price fluctuation.

We also continued to use a strategic measure to the AIP for fiscal 2023 that acts as a modifier to the AIP payout. The Compensation Committee believes that focusing on specific operational objectives is important to measuring success and that these strategic measures help drive improvements in operational execution. The Compensation Committee has the discretion to adjust payouts by up to 20% in either direction for achievement of the strategic modifier based on the Compensation Committee's subjective assessment with management's input of certain operational measures in our business during fiscal 2023. The modifier impacts payouts for the first half of the year separately from payouts for the second half of the year.

Historically, our Compensation Committee has used this modifier conservatively. Since 2016, we applied a decrease of 10% three times (in the first and second halves of fiscal 2017, and in the first half of fiscal 2018), a decrease of 7.5% once in the first half of fiscal 2022, and an increase of 10% once (in the second half of fiscal 2020).

AIP Measures

The bonus pool created under the AIP with respect to any performance measure is based on a linear interpolation between threshold performance (50% payout) and target, and from target to maximum performance (200% payout). Target performance, which results in funding of 100%, is a narrow range (instead of a single target) to provide flexibility if performance is close to target levels.

Ist Half Fiscal 2023 Op. Income (% of target)	2nd Half Fiscal 2023 Op. Income (% of target)	Fiscal 2023 Revenue (% of target)	Payout
125% or more	125% or more	110% or more	200%
100%	100%	100%	100%
60%	60%	80%	50%
Less than 60%	Less than 60%	Less than 80%	0%

Fiscal 2023 Annual Incentive Plan

Fiscal 2023 Annual Incentive Plan Achievement

Following the end of fiscal 2023, the Compensation Committee reviewed the achievement of the performance measures under the AIP and determined that we achieved positive operating income for the first half of fiscal 2023, did not achieve operating income above the threshold for the second half of fiscal 2023, and achieved revenue above the full year target as shown below. No strategic modifiers were applied.

	Target ($)	Modifier Applied	Performance as % of Target (%)
1st Half Adjusted Operating Income – 30% weight	250.2M	--	106.2
2nd Half Adjusted Operating Income – 30% weight	273.1M	—	0.0
Full year Consolidated Revenue – 40% weight	2,176.0M	—	53.0

Total fiscal 2023 AIP payouts for our NEOs were as follows:

	Fiscal 2023 AIP IH Target (30%)	Fiscal 2023 AIP IH Cash Payout		Fiscal 2023 AIP 2H PSU Target[1]		
	Target ($)	Payout ($)	IH Payout (%)	shares granted at target (#)	shares that vested upon achievement (#)	% of 2H Target Earned (%)[2]
Alan Lowe	360,000	382,320	106.2%	12,835	3,887	30.3%
Wajid Ali	150,120	159,427	106.2%	5,352	1,621	30.3%
Vincent Retort	150,120	159,427	106.2%	5,352	1,621	30.3%
Jason Reinhardt	128,250	136,202	106.2%	4,572	1,384	30.3%
Judy Hamel	110,025	116,847	106.2%	3,922	1,188	30.3%

(1) Includes 25% premium for stock price risk. See "Fiscal 2023 Annual Incentive Plan" above.

(2) Total AIP payout for fiscal 2023 was 53%. This is calculated at 106.2% for 1H operating income performance for 30% of target, 0% for 2H operating income performance for 30% of target, and 53.0% for full year revenue performance for 40% of target.

Equity Incentive Awards

LONG-TERM INCENTIVES

Objective/Purpose: To align our executives' interest with those of our stockholders, to promote long-term value creation, and to drive longer-term operational goals that are not adequately captured in the annual incentive

We use annual equity awards to deliver long-term incentive compensation opportunities to our NEOs and periodically make additional equity awards to address special situations as they may arise from time to time, such as in connection with promotions to provide an additional retention incentive. Our equity incentive awards are intended to align the interests of our NEOs with those of our stockholders. Equity awards are subject to time or performance vesting requirements to drive performance and encourage retention.

In fiscal 2023, 50% of each NEO's annual equity awards was in the form of PSUs with a three-year performance period, with the remaining 50% of each NEO's annual equity awards in the form of time-based RSUs. PSU awards related to AIP are described above under Annual Incentive Plan and not included in this section. The Compensation Committee believes that multi-year performance requirements are important to further enhance the link between the interests of our stockholders and our NEOs. Time based RSUs are granted to our NEOs in fiscal 2023 vest 1/3 after one year and quarterly for the next two years thereafter subject to the NEO's continued service through each vesting date.

The size of annual equity awards for our NEOs is determined by the Compensation Committee's taking into account each executive's role, performance, and current market information.

	2023 Annual Equity Awards				
	Target Value of PSUs ($)	**Number of PSUs at Target[1][2]**	**Target Value of RSUs ($)**	**Number of RSUs[1]**	**Total Value of Equity Awards at Target ($)**	**Number of Equity Shares Awarded at Target[1]**
Alan Lowe	5,100,000	62,345	5,100,000	62,346	10,200,000	124,691
Wajid Ali	1,750,000	21,393	1,750,000	21,393	3,500,000	42,786
Vincent Retort	2,100,000	25,671	2,100,000	25,672	4,200,000	51,343
Jason Reinhardt	1,300,000	15,892	1,300,000	15,892	2,600,000	31,784
Judy Hamel	975,000	11,919	975,000	11,919	1,950,000	23,838

(1) The number of actual shares per grant award was determined using the volume weighted average price for the month of July 2022, which was $81.8020.

(2) The PSUs in this table do not include PSUs granted as part of the AIP which are described in the Annual Incentive Plan section.

Fiscal 2023 PSU Structure

3-yr Revenue Growth (70%)	• 70% of the fiscal 2023 PSUs (the "2023 Revenue PSUs") are based on our achievement of revenue goals over three years • Up to 1/3 of the target award related to revenue can be "banked" in each of year 1 and year 2 for achievement of the annual revenue goal • "Banked" units are not vested until the end of year 3 when performance for the entire period is certified. The Committee believes that this "banking" structure appropriately balances long-term achievement with the year to year variability in the business environment • Maximum payout for this metric is 300%, with vesting upon certification of achievement at the end of the performance period, however the total maximum vesting of the 2023 PSU is 250% of target
3-yr Strategic Scorecard (30%)	• 30% of the fiscal 2023 PSUs (the "2023 Strategic PSUs") are based on our achievements against a scorecard of Strategic and Corporate Responsibility metrics through fiscal 2025 • Performance against scorecard measures is achieved at the completion of the 3-year performance period • The Scorecard includes 3 categories of measures: Maximize Company Long-Term Value; Increase Sustainability across the Company; and Be Indispensable to Our Customers • There is no "banking" on this portion of the award • Maximum payout for this metric is 150%, with vesting upon certification of achievement at the end of the performance period
	Total maximum payout for full fiscal 2023 PSUs is 250%.

Stock Ownership Guidelines

Our stock ownership guidelines require all executive officers and directors to maintain a significant equity investment in Lumentum based upon a multiple of his or her base salary or annual cash retainer, respectively. The ownership requirement for non-employee directors was changed from 3x to 5x of annual cash retainer in February 2022.

Title	Ownership Requirement
CEO	5x base salary
All Other Executive Officers	2x base salary
Directors	5x annual cash retainer

Shares owned outright, unvested and vested restricted stock and restricted stock units, and any stock options exercisable within 60 days count toward the ownership requirements. These ownership levels must be attained within five years from the later of the date that changes to the guidelines were approved if serving as a non-employee director at the time of approval or the date of initial election or appointment to the board of directors, or within five years following appointment in the case of an executive officer. All directors and executive officers were in compliance or on track to achieve compliance with the guidelines based on the Compensation Committee's review.

Post-Employment Compensation

Our NEOs are provided certain protections in the event of their termination of employment under specified circumstances, including following a change in control of the Company. We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. In September 2021, the Compensation Committee, in consultation with Semler Brossy, reviewed market practices and our retention goals for our NEOs and the Board of Directors and Compensation Committee made certain amendments to their severance and change in control-related benefits. See "Employment Agreement with Mr. Lowe" and "2015 Change in Control and Severance Benefits Plan, as amended" sections below.

Hedging and Pledging Policy

In addition to forbidding the trading of securities (of Lumentum or otherwise) on material nonpublic information, our insider trading policy strictly prohibits hedging or pledging of our securities, as well as engaging in any other derivative securities transaction, using our securities as collateral for loans, and holding our securities in margin accounts.

Clawback Policy

The Compensation Committee amended our clawback policy in August 2023. The clawback policy allows our board of directors the discretion to recover cash incentive plan awards and time-based and performance-based equity awards that are earned based on financial results, if those results are restated within three years of being earned as a result of fraudulent or illegal conduct. The policy covers our executive officers. We intend to adopt a clawback policy that meets the Nasdaq listing rules before December 1, 2023.

Federal Income Tax Consequences

Internal Revenue Code Section 162(m) limits the deductibility of compensation paid by most publicly held companies to certain of their executive officers and other covered employees to $1,000,000 per year. While the Compensation Committee considers the deductibility of compensation as a factor in making compensation decisions, the Compensation Committee retains the flexibility to provide compensation that is consistent with our goals for our executive compensation program even if such compensation is not fully tax deductible. The Compensation Committee may make decisions that result in compensation expense that is not fully deductible when it believes that such payments are appropriate to attract, retain or motivate executive talent.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section with management. Based on its review and discussions with management, the Compensation Committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended July 1, 2023.

The Compensation Committee:

Ian S. Small (current Chair)
Brian J. Lillie *(former Chair)*
Isaac H. Harris

Summary Compensation Table

The following table provides certain summary information concerning the compensation awarded to, earned by, or paid to each of our NEOs for the fiscal year ended July 1, 2023 and, to the extent required under the SEC executive compensation rules, the fiscal years ended July 2, 2022 and July 3, 2021.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Alan Lowe	2023	980,769	12,528,619	382,320	14,024	13,905,732
President and Chief Executive Officer	2022	880,769	8,901,523	1,006,452	5,000	10,793,744
	2021	806,402	8,565,127	923,160	5,000	10,299,689
Wajid Ali	2023	549,077	4,385,372	159,427	3,666	5,097,542
Executive Vice President, Chief Financial Officer	2022	516,154	3,317,096	436,129	—	4,269,379
	2021	503,210	3,084,448	461,580	—	4,049,238
Vincent Retort	2023	549,077	5,164,915	159,427	19,478	5,892,897
Chief Operations Officer and Executive Vice President	2022	516,067	4,074,540	436,129	5,000	5,031,736
	2021	513,975	3,722,665	461,165	5,000	4,702,805
Jason Reinhardt	2023	470,577	3,312,032	136,202	8,210	3,927,020
Executive Vice President, General Manager of Imaging and Sensing	2022	450,250	2,559,651	377,653	5,000	3,392,554
	2021	463,988	2,243,188	377,650	5,000	3,089,826
Judy Hamel	2023	482,846	2,528,936	116,847	11,307	3,139,936
Senior Vice President, General Counsel and Secretary	2022	450,654	1,880,504	319,409	5,000	2,655,567
	2021	436,444	1,520,478	342,492	5,000	2,304,414

(1) Actual salary earned during fiscals 2023, 2022, or 2021, as applicable.

(2) Amounts shown do not reflect compensation actually received by the NEO. Instead, the amounts shown are the grant date fair value in the period presented as determined pursuant to FASB ASC Topic 718 which fair value is based on the closing market price of our common stock on the date of grant for RSUs, RSAs and PSUs. The amounts shown include PSU awards which are calculated based on achievement at target. as follows: for fiscal 2023 PSUs, including AIP PSU awards, $6,848,898 (Mr. Lowe), $2,436,470 (Mr. Ali), $2,826,195 (Mr. Retort), $1,864,270 (Mr. Reinhardt), and $1,443,115 (Ms. Hamel); for fiscal 2022 PSUs, $4,429,599 (Mr. Lowe), $1,650,662 (Mr. Ali), $2,027,583 (Mr. Retort), $1,273,740 (Mr. Reinhardt), and $935,781 (Ms. Hamel); and for fiscal 2021 PSUs, $4,282,520 (Mr. Lowe), $1,650,662 (Mr. Ali), $1,886,376 (Mr. Retort), Assuming the highest level of performance is achieved under the applicable performance measures for 2023 PSUs, the maximum possible value of the PSUs using the fair value of our common stock on the date that such awards were granted for accounting purposes is: for fiscal 2023 PSUs, including AIP PSU awards, $16,537,611 (Mr. Lowe), $5,847,390 (Mr. Ali), $6,821,705 (Mr. Retort), $4,452,421 (Mr. Reinhardt), and $3,429,140 (Ms. Hamel); for fiscal 2022 PSUs, $11,073,998 (Mr. Lowe), $4,126,655 (Mr. Ali), $5,068,958 (Mr. Retort), $3,184,351 (Mr. Reinhardt), and $2,339,453 (Ms. Hamel); and for fiscal 2021 PSUs, $8,211,730 (Mr. Lowe), $2,955,922 (Mr. Ali), $3,615,558 (Mr. Retort), $2,149,714 (Mr. Reinhardt), and $1,465,833 (Ms. Hamel).

(3) Non-Equity Incentive Plan Compensation for fiscals 2023, 2022, and 2021 was paid pursuant to the Lumentum Annual Incentive Plan. For fiscal 2023, the Non-Equity Incentive Plan Compensation reflects the cash payout for the first half of Fiscal 2023. The second half payout for fiscal 2023 was paid in PSUs and is reflected in the Stock Award column assuming achievement at target. See "Annual Cash Incentive Plan" for an additional discussion.

(4) All amounts represent 401(k) matching, imputed income for GTL and HSA employer matching contributions by Lumentum. In fiscal 2023, All Other Compensation for Mr. Retort included $14,478 of imputed income for GTL.

2023 Grants of Plan-Based Awards Table

The following table sets forth information with respect to plan-based compensation in fiscal 2023 to each NEO, including cash incentive opportunities for 1H fiscal 2023 under the AIP and equity in the form of RSUs and PSUs, including PSU awards for 2H fiscal 2023 under the AIP. The terms of the AIP opportunities are described in "Compensation Discussion and Analysis – Annual Incentive Plan," and the material terms of the equity awards are described in "Compensation Discussion and Analysis – Equity Incentive Awards". See "Compensation Discussion and Analysis" for a description of the material factors necessary to an understanding of the information disclosed below.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Alan Lowe	N/A	180,000	360,000	720,000					
	8/24/2022				31,172	62,345	155,862		5,679,630
	8/24/2022							62,346	5,679,721
	8/24/2022[3]				6,417	12,835	25,670		1,169,269
Wajid Ali	N/A	75,060	150,120	300,240					
	8/24/2022				10,696	21,393	53,482		1,948,902
	8/24/2022							21,393	1,948,902
	8/24/2022[3]				2,676	5,352	10,704		487,567
Vince Retort	N/A	75,060	150,120	300,240					
	8/24/2022				12,835	25,671	64,177		2,338,628
	8/24/2022							25,672	2,338,719
	8/24/2022[3]				2,676	5,352	10,704		487,567
Jason Reinhardt	N/A	64,125	128,250	256,500					
	8/24/2022				7,946	15,892	39,730		1,447,761
	8/24/2022							15,892	1,447,761
	8/24/2022[3]				2,286	4,572	9,144		416,509
Judy Hamel	N/A	55,013	110,025	220,050					
	8/24/2022				5,959	11,919	29,797		1,085,821
	8/24/2022							11,919	1,085,821
	8/24/2022[3]				1,961	3,922	7,844		357,294

(1) Reflects grant date fair value of awards at target computed in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnote 2 to the Summary Compensation Table above. These amounts do not correspond to the actual value that may be realized by the NEOs.

(2) Reflects the cash portion of the AIP for 1H fiscal 2023 at threshold of 50%, target at 100% and maximum of 200%.

(3) Reflects AIP PSUs for 2H fiscal 2023 at threshold of 50%, target at 100% and maximum of 200%.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding outstanding equity awards and applicable market values at the end of fiscal 2023.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[7]	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
	8/19/2020	16,792[2]	952,610		
	8/19/2020	2,717[3]	154,135		
	8/19/2020	4,177	233,557		
	8/31/2021	21,505	1,219,979		
	9/10/2021			51,615[4]	2,928,119
	8/24/2022	3,887[5]	220,510		
	8/24/2022			62,345[6]	3,536,832
Alan Lowe	8/24/2022	62,346	3,536,889		
	8/19/2020	5,928[2]	336,295		
	8/19/2020	989[3]	56,105		
	8/19/2020	1,483	84,131		
	8/31/2021	8,013	454,577		
	9/10/2022			21,393[4]	1,213,625
	8/24/2022	1,621[5]	91,959		
	8/24/2022			21,393[6]	1,213,625
Wajid Ali	8/24/2022	21,393	1,213,625		
	8/19/2020	7,252[2]	411,406		
	8/19/2020	1,209[3]	68,587		
	8/19/2020	1,813	102,851		
	8/31/2021	9,843	558,393		
	9/10/2021			23,626[4]	1,340,303
	8/24/2022	1,621[5]	91,959		
	8/24/2022			25,671[6]	1,456,316
Vince Retort	8/24/2022	25,672	1,456,373		
	8/19/2020	4,311[2]	244,563		
	8/19/2020	719[3]	40,789		
	8/19/2020	1,079	61,212		
	8/31/2021	6,183	350,762		
	9/10/2021			14,842[4]	841,987
	8/24/2022	1,384[5]	78,514		
	8/24/2022			15,892[6]	901,553
Jason Reinhardt	8/24/2022	15,892	901,553		
	8/19/2020	2,940[2]	166,786		
	8/19/2020	491[3]	27,854		
	8/19/2020	735	41,697		
	8/31/2021	4,542	257,668		
	9/10/2021			10,904[4]	618,584
	8/24/2022	1,188[5]	67,395		
	8/24/2022			11,919[6]	676,165
Judy Hamel	8/24/2022	11,919	676,165		

(1) Amounts reflecting market value of RSUs and PSUs are based on the price of $56.73 per share, which was the closing price of our common stock as reported on NASDAQ on July 1, 2023, the last trading day of our most recent fiscal year. The PSUs are calculated based on achievement at 100% of target for any performance periods not yet completed.

(2) PSUs that vest based upon the Company's performance in fiscals 2021, 2022 and 2023 and cumulative performance for fiscals 2021, 2022 and 2023, in each case relative to EPS targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at 66.67% of target and vested on August 19, 2023.

(3) PSUs that vest based upon the Company's performance in fiscal 2021 relative to EPS targets set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at 152.5% of target and vested over three years through August 19, 2023.

(4) PSUs that vest based on the Company's performance in fiscals 2022, 2023 and 2024 and cumulative performance for fiscals 2022, 2023 and 2024, in each case relative to EPS targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at targets. These PSUs vest, once achievement is determined, on the third anniversary of the grant date.

(5) PSUs that vest based upon the Company's performance in fiscal 2023 for full year revenue and second half operating income targets under the Annual Incentive Plan. The PSU share amounts and values in the table above are based on actual achievement of 53.01% for full year revenue performance and vested on August 24, 2023. No shares vested based on achievement of second half operating income targets.

(6) PSUs that vest based upon the Company's performance in fiscals 2023, 2024 and 2025 and cumulative performance for fiscals 2023, 2024 and 2025, in each case relative to revenue targets and strategic objectives set by the Compensation Committee. The PSU share amounts and values in the table above are based on achievement at target. These PSUs vest, once achievement is determined, on the third anniversary of the grant date.

(7) Time-based RSUs that vest 1/3 of the awarded units on the first anniversary of the grant date and the remainder of the units in equal quarterly installments for two years thereafter.

Stock Vested in 2023

The following table sets forth information on vesting of equity awards during fiscal 2023 for each NEO. The table includes: (i) the number of shares received from the vesting of RSUs and PSUs and (ii) the aggregate dollar value realized upon the vesting of such RSUs and PSUs.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Alan Lowe	117,810	9,324,386
Wajid Ali	44,133	3,505,804
Vincent Retort	53,192	4,213,998
Jason Reinhardt	31,206	2,456,664
Judy Hamel	20,674	1,609,507

(1) Represents the amounts realized based on the product of the number of shares acquired and the closing price of our common stock on Nasdaq on the vesting date.

CEO Pay Ratio

Our CEO pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and provides a reasonable estimate of the ratio of our CEO's annual total compensation to the median of the annual total compensation of all employees other than the CEO.

CEO total compensation as reported in Summary Compensation Table:	$13,905,732
Median employee annual total compensation:	$18,426
Ratio of our CEO to median employee:	755 to 1

We used the methodology, assumptions and estimates described below to determine the annual total compensation of the "median employee":

- We identified the median employee by reviewing the fiscal 2023 salary (or wages plus overtime and other compensation components, as applicable) and annual cash bonus paid to all employees worldwide as of July 1, 2023;
- We included employees working on a full-time, part-time, or interim basis, as well as contractual employees (as determined by the legal framework in a particular jurisdiction for contractual status);
- We annualized the base salary, but not the cash incentive paid for the fiscal year, for any full-time employees who were hired in fiscal 2023 but did not work for us for the entire fiscal year;
- Cost of living adjustments were not applied;
- For employees not paid in U.S. dollars, we applied a local currency-to-U.S. dollar exchange rate from Bloomberg on the last business day of the fiscal year; and
- Annual total compensation for the median employee was then calculated using the same methodology we use for calculating CEO pay as outlined in the Summary Compensation Table.

Pay Versus Performance

The following table shows, for the past three fiscal years, the total compensation for our NEOs as set forth in the Summary Compensation Table, above the "compensation actually paid" to our Principle Executive Officer ("PEO") and on an average basis, our other NEOs ("non-PEO NEOs") (in each case, as determined under SEC rules), our total shareholder return ("TSR"), our peer group TSR (NASDAQ 100 Technology Sector Index), our net income, and revenue.

Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for non-PEO NEOs[3]	Average Compensation Table Total for non-PEO NEOs[2]	Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]	Net Income (Loss) ($M)[5]	Revenue ($M)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$13,905,732	$6,157,896	$4,514,349	$2,014,899	$74.52	$139.07	($131.6)	$1,767.0
2022	$10,793,744	$10,940,691	$3,837,309	$3,910,681	$102.22	$108.03	$198.9	$1,712.6
2021	$10,299,689	$12,146,329	$3,551,321	$4,214,728	$109.64	$149.90	$397.3	$1,742.8

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for PEO (Lowe) for each corresponding year (which was Alan Lowe for each year) as shown in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

(2) The dollar amounts reported in columns (c) and (e) represent the amount of "compensation actually paid" ("CAP"), as computed in accordance with SEC rules. "Compensation actually paid" does not mean that the applicable NEO was actually paid those amounts, but is a dollar amount derived by starting with the summary compensation table total compensation and then applying certain adjustments under applicable SEC rules. We do not have a defined benefit plan so no adjustment for pension benefits is included in the table below. Similarly, no adjustment is made for dividends as dividends are factored into the fair value of the award, and we have never paid a dividend. No stock awards granted during a fiscal year vest during that same fiscal year.

The following table details these adjustments for each fiscal year for our PEO and for our non-PEO NEOs on average:

Fiscal Year		Summary Compensation Table Total (a)	Subtract Grant Date Fair Value of Stock Awards (b)	Add Fair Value at Fiscal Year-end of Outstanding and Unvested Options Awards and Stock Awards Granted in Fiscal Year (a)	Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years (b)	Adjust for Change in Fair Value of Outstanding Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year (c)	Subtract Fair Value of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year (c)	CAP
2023	PEO	$13,905,732	($12,528,619)	$7,293,688	($4,368,577)	$1,855,672	$0	$6,157,896
	Non-PEO NEOs	$4,514,349	($3,847,814)	$2,206,098	($1,430,875)	$573,141	$0	$2,014,899
2022	PEO	$10,793,744	($8,901,523)	$8,033,359	($132,894)	$1,148,005	$0	$10,940,691
	Non-PEO NEOs	$3,837,309	($2,957,948)	$2,669,459	($44,163)	$406,023	$0	$3,910,681
2021	PEO	$10,299,689	($8,565,127)	$8,245,083	$1,274,229	$892,454	$0	$12,146,329
	Non-PEO NEOs	$3,551,321	($2,655,195)	$2,558,147	$446,044	$314,411	$0	$4,214,728

(a) The dollar amounts reported in the Summary Compensation Table for the applicable year.

(b) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(c) In accordance with applicable SEC rules, the fair values of unvested and outstanding equity awards to our NEOs were remeasured as of the end of each fiscal year, and as of each vesting date, during the years displayed in the table above. Specifically, we measured the fair value of restricted stock units based on the closing price on the relevant measurement date and the fair value of PSUs, based on the probability of achievement on the relevant measurement date.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's non‑PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year.

The names of each of the non‑PEO NEOs in each applicable year are as follows:

Fiscal years 2021 through 2023	Wajid Ali, Vincent Retort, Jason Reinhardt, and Judy Hamel

(4) TSR determined in Column (f) is based on the cumulative value of an initial fixed investment of $100 in our common stock as of June 28, 2020 (the last trading day prior to the start of fiscal year 2021). TSR determined in Column (g) is based on the cumulative value of an initial fixed investment of $100 in the NASDAQ 100 Technology Sector Index (the peer group used in our stock performance graph in our Annual Report on Form 10‑K) as of June 28, 2020, assuming reinvestment of all dividends until the last day of each reported fiscal year.

(5) The dollar amounts in Column (h) are our GAAP Net Income (Loss) for each fiscal year (in millions).

(6) We selected Revenue as our Company Selected Measure, which is the most important financial measure that links company performance with Compensation Actually Paid. Dollar amounts in Column (i) are our GAAP Revenue for each fiscal year (in millions).

Relationship Between Compensation Actually Paid and Performance Measures

The graphs below illustrate the relationship between compensation actually paid to our PEO and the average of the compensation actually paid to our Non-PEO NEOs, with (i) our TSR and the NASDAQ 100 Technology Section Index (our peer group TSR), (ii) our net income, and (iii) our Revenue, in each case, for the fiscal years 2021 through 2023.

TSR amounts reported in the graph are cumulative and assume an initial fixed investment of $100 as of June 28, 2020 (the last trading day prior to the start of fiscal year 2021), and that all dividends, if any, were reinvested.

LITE and Index TSR vs CAP



LITE Net Income vs CAP





Performance Measures

A mix of performance measures are used in order to align executive pay with Company performance. As required by SEC rules, the financial performance measures that we have identified as the most important financial and non-financial measures used to link compensation actually paid to our NEOs for fiscal 2023. Each of these is described in more detail in the CD&A above.

Revenue
Operating Income
Sustainability Goals

Pension Benefits

Aside from our 401(k) Plan, we do not maintain any pension plan or retirement arrangement under which our NEOs are entitled to participate or receive post-retirement benefits.

Non-Qualified Deferred Compensation

We do not maintain any non-qualified deferred compensation plans or arrangements under which our NEOs are entitled to participate.

Employment Agreement with Mr. Lowe

Lumentum entered into an employment agreement with Alan Lowe in August 2015, which was amended and restated in September 2021. The amended employment agreement has a term of three years from September 1, 2021 and automatically renews for one year terms unless either party provides written notice of non-renewal at least 90 days prior to the end of the term. The employment agreement generally provides Mr. Lowe an annual base salary, an annual target bonus, and equity awards. The amended agreement makes Mr. Lowe eligible to participate in the employee benefit plans maintained by Lumentum or its subsidiary, Lumentum Operations LLC (the "LLC"), and generally applicable to the senior executives of the Company. The employment agreement also provides Mr. Lowe lump sum cash payments and vesting acceleration of outstanding Lumentum equity awards under certain terminations of his employment. For additional information concerning Mr. Lowe's change of control benefits, see "Potential Payments Upon a Termination or Change in Control".

CEO Change in Control and Termination Benefits

If Mr. Lowe's employment is terminated without "cause," he resigns for "good reason," (each as defined in his employment agreement) or his employment terminates due to death or disability, during a period between a potential change in control date and ending 18 months following the consummation of a change in control (the "Coverage Period"), Mr. Lowe will receive from the Company (subject to Mr. Lowe signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

i   a lump sum cash payment of 200% of his base salary for the year in which his employment is terminated plus 200% of the greater of his target annual bonus for the year in which his employment terminated or the mean average of his annual bonuses paid in the 3 years preceding the year in which his employment was terminated;

ii vesting acceleration of 100% of Mr. Lowe's outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at 100% of the target achievement level for uncompleted performance periods) (effective the later of the date of termination or the date of the consummation of the change in control); and

iii a lump sum cash payment of 24 multiplied by the monthly health insurance continuation premiums for the health, dental, and vision insurance options in which Mr. Lowe and his eligible dependents are enrolled on the termination date.

If Mr. Lowe's employment is terminated without "cause," or he resigns for "good reason", in either case, outside the Coverage Period, he will receive (subject to Mr. Lowe signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

i   a lump sum cash payment equal to 200% of his base salary for the year in which his employment is terminated and 200% of the greater of his target annual bonus for the year of termination or the average of annual bonus paid in the 3 years preceding the year of termination;

ii acceleration of Mr. Lowe's outstanding time-based Lumentum equity awards such that Mr. Lowe will be vested in the number of Lumentum time-based equity awards that Mr. Lowe would have been vested in had Mr. Lowe remained continuously employed for an additional 12 months following the termination date, and acceleration of performance-based equity awards as follows:

   a   if Mr. Lowe's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, multiplied by (ii) the quotient derived from the number of full months that Mr. Lowe remained in continuous service from the beginning of the performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus

   b   if Mr. Lowe's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period); and

iii a lump sum cash payment equal to 18 multiplied by the monthly health insurance continuation premiums for the health, dental, and vision insurance options in which Mr. Lowe and his eligible dependents are enrolled on the termination date.

If Mr. Lowe's employment is terminated due to his death or disability outside the Coverage Period (subject to Mr. Lowe (or his successor) signing and not revoking a release of claims with Lumentum and the LLC that becomes effective in accordance with the agreement):

i   vesting acceleration of 100% of Mr. Lowe's outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at 100% of the target achievement level for performance periods that are not completed).

2015 Change in Control and Severance Benefits Plan, as amended

In April 2015, the board of directors of Viavi approved the Lumentum 2015 Change in Control and Severance Benefits Plan (the "Lumentum CIC Plan"), which was last amended by the Lumentum Compensation Committee in September 2021. Pursuant to the plan, eligible executives, including the NEOs (except for the CEO), will receive cash payments, COBRA reimbursements, and accelerated vesting of options, restricted stock units and other securities under the following circumstances.

In the event an eligible executive's employment is terminated without "cause" (as defined in the Lumentum CIC Plan) or the eligible executive resigns for "good reason" (as defined in the Lumentum CIC Plan), in either case, occurring outside the date beginning on the public announcement of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control, the eligible executive will be entitled to receive from the Company (subject to the executive signing and not revoking a release of claims that become effective in accordance with the Lumentum CIC Plan):

i   accelerated vesting of unvested Lumentum time-based equity awards held at the time of termination as to the number of shares that otherwise would vest over the nine-month period following the termination date, and acceleration of performance-based equity awards as follows:

   a   if an eligible executive's termination date occurs before the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting as to the product of (i) the target number of units or shares subject to such portion of the performance-based equity award, as applicable, multiplied by (ii) the quotient derived from the number of full months the eligible executive remained in continuous service from the beginning of the performance period through termination date, over the total months from the beginning of the performance period through the end of the applicable vesting period for such portion, plus

   b   if an eligible executive's termination date occurs on or after the end of the applicable performance period that relates to a portion of a performance-based equity award, then acceleration of vesting is the number of units or shares subject to such portion of the performance-based equity award, as applicable, which have been earned, but not yet vested as of the termination date (or in the event that the determination of the achievement for such completed performance period has not yet been approved by the compensation committee as of the termination date, then the number of units or shares subject to such earned award that will be earned as of the date the compensation committee determines the achievement of the performance objective for such performance period);

ii   a lump sum payment (less applicable tax and other withholdings) equal to 12 months of base salary plus 100% of the greater of the eligible executive's target annual bonus for the year in which employment terminated or the mean average of the eligible executive's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and

iii reimbursement of COBRA premiums for the lesser of 12 months or the maximum allowable COBRA period.

In the event of a qualifying termination (as defined below), each of the eligible executives will be entitled to receive:

i   accelerated vesting of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for completed performance periods and at 100% of the target achievement level for uncompleted performance periods) (effective as of the later of the date of termination or the date of the consummation of the change in control);

ii   a lump sum payment (less applicable tax and other withholdings) equal to two years' base salary plus 200% of the greater of the eligible executive's target annual bonus for the year in which employment terminated or the mean average of the eligible executive's annual bonuses paid in the 3 years preceding the year in which employment was terminated; and

iii reimbursement of COBRA premiums for the lesser of 18 months or the maximum allowable COBRA period.

A qualifying termination under the Lumentum CIC Plan is (i) any involuntary termination without cause or resignation for good reason during the period beginning upon the public announcement of an intent to consummate a change in control of Lumentum and ending 12 months following the consummation of the change in control, or (ii) any termination due to disability or death occurring within 12 months following a change in control of Lumentum.

A change in control of Lumentum includes the acquisition by any person of more than 50% of the fair market value or voting power of outstanding Lumentum voting stock, a merger of Lumentum unless the Lumentum stockholders retain more than 50% of the voting power of the securities of the surviving entity and the Lumentum directors constitute a majority of the surviving entity's board of directors, or a sale of substantially all of the assets of Lumentum.

In the event an eligible executive's employment is terminated due to death or disability outside of a change in control period, (subject to the executive, or their successor, signing and not revoking a release of claims that becomes effective in accordance with the agreement), the eligible executive will receive vesting acceleration of 100% of outstanding Lumentum equity awards (including accelerated vesting of any performance-based awards at actual achievement for which the applicable performance period has been completed, or at 100% of target achievement level for performance periods that are not completed).

Eligible executives are those employed in the United States or Canada who are (i) the Chief Executive Officer, (ii) an Executive Vice President, (iii) a Senior Vice President, (iv) a Section 16 "Officer" within the meaning of 17 C.F.R. § 240.16a-1(f), or (v) designated in writing by the Chief Executive Officer as being an Eligible Executive, subject to subsequent review and ratification by the Compensation Committee at its discretion. Mr. Lowe does not participate in this plan, and instead is covered under his employment agreement, as described above.

The Lumentum CIC Plan is administered by the Compensation Committee of our board of directors.

Potential Payments upon a Termination or Change in Control

The following table describes potential payments and benefits that would have been received or receivable by each NEO if employment had been terminated under various circumstances on July 1, 2023, the last day of our most recent fiscal year, under the Lumentum CIC Plan as amended in September 2021 and under the Amended and Restated CEO Agreement with respect to Mr. Lowe. For equity awards, we used a price per share of $56.73, the closing stock price on June 30, 2023, the last trading day of our most recent fiscal year.

Name	Benefit	Termination upon Death or Disability outside Change in Control Period ($)	Before Change in Control Termination w/o Cause or for Good Reason ($)[1]	Within Change in Control Period Termination w/o Cause or for Good Reason ($)[2]
Alan Lowe	Salary	0	2,000,000	2,000,000
	AIP[3]	0	2,400,000	2,400,000
	Equity Awards	18,231,047	4,489,280	18,231,047
	COBRA	0	31,827	42,435
	Total	18,231,047	8,921,107	22,673,482
Wajid Ali	Salary	0	556,000	1,112,000
	AIP[3]	0	519,095	1,000,800
	Equity Awards	6,520,149	1,321,928	6,520,149
	COBRA	0	24,057	36,086
	Total	6,520,149	2,421,080	8,669,035
Vincent Retort	Salary	0	556,000	1,112,000
	AIP[3]	0	518,759	1,037,517
	Equity Awards	7,816,085	1,599,590	7,816,085
	COBRA	0	23,997	35,995
	Total	7,186,085	2,698,345	10,001,597
Jason Reinhardt	Salary	0	475,000	950,000
	AIP[3]	0	436,530	873,060
	Equity Awards	4,940,792	991,038	4,940,792
	COBRA	0	24,627	36,940
	Total	4,940,792	1,927,195	6,800,792
Judy Hamel	Salary	0	489,000	978,000
	AIP[3]	0	383,769	767,537
	Equity Awards	3,686,489	733,064	3,686,489
	COBRA	0	20,805	31,208
	Total	3,686,489	1,626,638	5,463,234

(1) Mr. Lowe's benefits in this column represent (a) a cash payment equivalent to 200% of his annual base salary as of the date of termination of employment; (b) 200% of the greater of his target annual bonus for the year of termination or the average of annual bonuses paid in the three years preceding the year of termination; (c) accelerated vesting of any unvested time-based equity awards held at the time of termination that would have vested over the 12 months following the termination date and acceleration of performance-based awards under the methodology described under the "Employment Agreement with Mr. Lowe" section above; and (d) a cash payment equal to 18 times the monthly health insurance continuation premiums. For the NEOs other than Mr. Lowe, the benefits in the column represent:

(a) a cash payment equivalent to 12 months of their annual base salary as of the date of termination of employment;

(b) 100% of the greater of the target annual bonus for the year of termination or the average annual bonus paid in the three years preceding the year of termination;

(c) accelerated vesting of any unvested equity awards held at the time of termination that would have vested over the 9 months following the termination date and acceleration of performance-based awards under the methodology described under the "2015 Change in Control and Severance Benefits Plan, as amended" section above, and

(d) reimbursement of COBRA premiums for up to 12 months.

(2) All benefits in this column except for Mr. Lowe's represent (a) accelerated vesting of any unvested equity awards held at the time of termination (including accelerated vesting of any performance-based awards under the methodology described under the "Employment Agreement with Mr. Lowe" section above), (c) a cash payment equal to two years' base salary, and (d) reimbursement of COBRA premiums for up to 18 months. Mr. Lowe's benefits in this column represent (w) a cash payment equivalent to two times his annual base salary as of the date of termination; (x) two times the greater of his target annual bonus for the year of termination or the mean average of his annual bonuses paid in the 3 years preceding the year of termination; (y) accelerated vesting of unvested equity awards which have been granted or issued as of the date of termination of his employment (including accelerated vesting of performance-based awards under the methodology described under the "Change in Control Benefits Plan as amended" section above); and (z) a cash payment equal to 24 times the monthly health insurance continuation premiums. Mr. Lowe's employment agreement and the Lumentum CIC Plan also provides for these benefits if a termination due to death or disability occurs within twelve months following a change in control.

(3) The AIP is comprised of a cash and equity component. The value of the AIP above is calculated at target for the cash and equity components.

Equity Compensation Plan Information

The following table sets forth information about shares of Lumentum's common stock that may be issued under Lumentum's equity compensation plans, including compensation plans that were not approved by Lumentum's stockholders, if any. Information in the table is as of July 1, 2023.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2]	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,964,366	0	2,816,532
Equity compensation plans not approved by security holders(2)	0	0	
TOTAL	**2,964,366**	**0**	**2,816,532**

(1) As of July 1, 2023, there are no options or RSAs outstanding. There is no exercise price for RSUs.

(2) As of July 2, 2023, there were 251,956 shares of our common stock RSU awards under the following plans, which were assumed in connection with our acquisition of NeoPhotonics: the NeoPhotonics Corporation 2020 Equity Incentive Plan, the NeoPhotonics Corporation 2010 Equity Incentive Plan and the NeoPhotonics Corporation 2011 Inducement Award Plan. No further grants may be made under any of these plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reports the number of shares of our common stock beneficially owned as of August 30, 2023 by (i) all persons who are known to us to be beneficial owners of five percent or more of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and named executive officers as a group. We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of August 30, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. We have based percentage ownership of our common stock on 66,998,856 shares of our common stock outstanding as of August 30, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lumentum Holdings Inc., 1001 Ridder Park Drive, San Jose, California 95131.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	
5% or more Stockholders	**Number**	**Percentage**
FMR LLC[1]	7,393,532	11.0%
BlackRock Fund Advisors[2]	6,746,804	10.1%
The Vanguard Group[3]	6,345,834	9.5%
AllianceBernstein L.P.[4]	4,849,016	7.2%
Directors and Named Executive Officers		
Alan S. Lowe	85,331	*
Harold L. Covert	15,284	*
Pamela F. Fletcher	---	
Penelope A. Herscher	39,378	*
Isaac H. Harris	4,322	*
Brian J. Lillie	12,837	*
Julia S. Johnson	14,718	*
Ian S. Small	16,389	*
Janet S. Wong	5,817	*
Wajid Ali	11,950	*
Vincent Retort	96,462	*
Jason Reinhardt	77,765	*
Judy Hamel	23,416	*
All directors and executive officers as a group (13 persons)	403,669	*

Indicates ownership of less than 1% of our common stock.

(1) *Based solely on a Schedule 13G filing by FMR LLC dated June 12, 2023, reporting that FMR LLC has sole voting power with respect to 7,391,648 shares and sole dispositive power over 7,393,532 shares and Abigail P. Johnson has sole dispositive power over 7,393,532 shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.*

(2) *Based solely on a Schedule 13G/A filing by Blackrock Inc. dated January 24, 2023, reporting sole voting power over 6,584,706 shares and sole dispositive power over 6,746,804 shares. The address for Blackrock Inc. is 55 East 52nd Street, New York, NY 10055.*

(3) *Based solely on a Schedule 13G/A filing by The Vanguard Group dated February 9, 2023, reporting shared voting power over 23,480 shares, sole dispositive power over 6,255,477 shares, and shared dispositive power over 90,357 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.*

(4) *Based solely on a Schedule 13G/A filing by AllianceBernstein L.P. dated February 14, 2023, reporting sole voting power over 3,426,155 shares, sole dispositive power over 4,772,386 shares and shared dispositive power over 76,630 shares. The address for AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, NY 10105.*

RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were, or are to be, a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of such individuals, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

Other Relationships and Related Persons Transactions

Jeff von Richter, the brother-in-law of Alan Lowe, our President and Chief Executive Officer, is employed by the Company as a Supply Chain Manager. Mr. Lowe is not involved in decisions regarding Mr. von Richter. Mr. von Richter received total compensation in fiscal 2023 in the amount of approximately $229,859, including salary, bonus, 401(k) matching and equity awards, and he is eligible to participate in employee benefit plans generally available to our employees.

Policies and Procedures for Related Party Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or ratifying related party transactions. We have a formal written policy providing that a related party transaction is any transaction between us and an executive officer, director, nominee for director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such party has a direct or indirect material interest and the aggregate amount involved exceeds $120,000. In reviewing any related party transaction, our Audit Committee is to consider the relevant facts and circumstances available to our Audit Committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Our Audit Committee has determined that certain transactions will be deemed to be pre-approved by our Audit Committee, including certain executive officer and director compensation, transactions with another company at which a related party's only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company's shares and the aggregate amount involved does not exceed the greater of $200,000 or 2% of the company's total revenues, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally. If advance approval of a transaction is not feasible, the chair of our Audit Committee may approve the transaction and the transaction may be ratified by our Audit Committee in accordance with our formal written policy.

OTHER MATTERS

Note About Forward-Looking Statements

Various statements in this Proxy Statement, including estimates, projections, objectives and expected results, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are generally identified by the words "believe," "expect," "anticipate," "intend," "opportunity," "plan," "project," "will," "should," "could," "would," "likely" and similar expressions and include statements about our strategies, markets, business and opportunities. Forward-looking statements are based on current assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties discussed in Item 1A – Risk Factors of the Form 10-K for the fiscal year ended July 1, 2023 included in the Annual Report provided with our proxy materials as well as our other filings with the Securities and Exchange Commission. We undertake no obligation to update, or revise publicly, any forward-looking statements.

References to our website in this Proxy Statement are not intended to function as a hyperlink and the information contained on our website is not intended to be part of this Proxy Statement.

Fiscal 2023 Annual Report and SEC Filings

Our financial statements for our fiscal year ended July 1, 2023 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this Proxy Statement. This Proxy Statement and our Annual Report are posted on our website at *www.lumentum.com* and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Lumentum Holdings Inc., Attention: Investor Relations, 1001 Ridder Park Drive, San Jose, California 95131.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Jose, California
September 22, 2023

APPENDIX A

2015 Equity Incentive Plan

(As Amended and Restated September 2023)

1 Establishment and Purpose of the Plan. The Lumentum Holdings, Inc. Amended and Restated 2015 Equity Incentive Plan was originally adopted effective as of June 23, 2015. The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company by offering them an opportunity to participate in the Company's future performance.

2 Definitions. As used herein, the following definitions shall apply:

a "Administrator" means the Board or any of the Committees appointed to administer the Plan;

b "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act;

c "Applicable Laws" means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein;

d "Assumed" means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award;

e "Award" means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share, or other right or benefit under the Plan;

f "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto;

g "Board" means the Board of Directors of the Company;

h "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Active Service, that such termination is for "Cause" as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct, material violation of any applicable Company or Related Entity policy, or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person;

i "Change in Control" means a change in ownership or control of the Company effected through either of the following transactions:

    i   the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

    ii a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors;

j "Code" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder;

k "Committee" means any committee composed of members of the Board appointed by the Board to administer the Plan;

l "Common Stock" means the common stock of the Company;

m "Company" means Lumentum Holdings, Inc., a Delaware corporation;

n "Consultant" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity;

o   "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board;

p   "Continuous Active Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Active Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. Continuous Active Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period;

q   "Corporate Transaction" means any of the following transactions:
i   a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated,
ii   the sale, transfer or other disposition of all or substantially all of the assets of the Company,
iii   the complete liquidation or dissolution of the Company,
iv   any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction, or
v   acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction;

r   "Director" means a member of the Board or the board of directors of any Related Entity;

s   "Disability" means a disability as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion. Notwithstanding the foregoing, Section 409A Deferred Compensation payable pursuant to the Plan on account of the Disability of a Grantee shall be paid only if and when such Grantee has become disabled within the meaning of Section 409A;

t   "Dividend Equivalent Right" means a right entitling the Grantee to compensation or to a credit for the account of such Grantee measured by cash dividends paid with respect to Common Stock;

u   "Employee" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee;

v   "Exchange Act" means the Securities Exchange Act of 1934, as amended;

w   "Fair Market Value

" means, as of any date, the value of one share of Common Stock determined as follows:

i   If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value shall be the closing sale price of a Share as quoted on such exchange or system on the date of determination (or, if no closing sale price was reported on that date, on the last trading date such closing sale price was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable,

ii   If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, but selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable, provided that, if applicable, the Fair Market Value of a Share shall be determined in a manner that complies with Section 409A, or

iii In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith;

x   "Full Value Award" means the grant of Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares under the Plan with a per share or unit purchase price lower than 100% of Fair Market Value on the date of grant;

y   "Grantee" means an Employee, Director or Consultant who receives an Award under the Plan;

z   "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Grantee's household (other than a tenant or employee), a trust in which these persons (or the Grantee) have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Grantee) control the management of assets, and any other entity in which these persons (or the Grantee) own more than fifty percent (50%) of the voting interests;

aa "Incentive Stock Option" means an Option intended to qualify, and which does qualify, as an incentive stock option within the meaning of Section 422 of the Code;

ab "Non-Qualified Stock Option" means an Option not intended to qualify, or which does not qualify, as an Incentive Stock Option;

ac "JDS Uniphase Corporation Separation" means the spin-off of the Company from JDS Uniphase Corporation pursuant to that certain Separation and Distribution Agreement between the Company and JDS Uniphase Corporation;

ad "Officer" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder;

ae "Option" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan;

af "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code;

ag "Performance Award Formula" means a formula or table established by the Administrator which provides the method of determining the compensation payable pursuant to an Award based on one or more levels of attainment of specified Performance Criteria measured as of the end of the applicable Performance Period. A Performance Award Formula may include a minimum, maximum, target level and intermediate levels of Performance Criteria, with the final value of an Award determined by applying the Performance Award Formula to the specified Performance Criteria level attained during the applicable Performance Period. A target level of performance may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Administrator;

ah "Performance Criteria" means any one of, or combination of, the following: (i) share price, (ii) earnings per share, (iii) total stockholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) net income, (xiii) cash flow, (xiv) revenue, (xv) expenses, (xvi) earnings before any one or more of share-based compensation expense, interest, taxes, depreciation and amortization, (xvii) economic value added, (xviii) market share, (xix) personal management objectives, (xx) product development, (xxi) completion of an identified special project, (xxii) completion of a joint venture or other corporate transaction, and (xxiii) other measures of performance selected by the Administrator. Performance Criteria shall be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Administrator prior to the grant of the applicable Award. As specified by the Administrator, Performance Criteria may be calculated with respect to the Company and each Subsidiary consolidated therewith for financial reporting purposes, one or more Subsidiaries or such division or other business unit of any of them selected by the Administrator. Performance Criteria may be measured relative to a peer group or index, as specified by the Administrator. Unless otherwise determined by the Administrator prior to the grant of the applicable Award, the Performance Criteria shall be calculated excluding the effect (whether positive or negative) on the Performance Criteria of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the Performance Criteria applicable to the Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Criteria in order to prevent the dilution or enlargement of the Grantee's rights with respect to an Award;

ai "Performance Period" means any Fiscal Year of the Company or such other period as determined by the Administrator in its sole discretion;

aj "Performance Shares" means Shares or an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Criteria established by the Administrator;

ak "Performance Units" means an Award which may be earned in whole or in part based upon attainment of Performance Criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator;

al "Plan" means this 2015 Equity Incentive Plan, as may be amended from time to time;

am "Related Entity" means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

an "Replaced" means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive;

ao "Restricted Stock" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator;

ap "Restricted Stock Unit" means a grant of a right to receive in cash or stock, as established by the Administrator, the market value of one Share;

aq "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto;

ar "SAR" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock;

as "Section 409A" means Section 409A of the Code;

at "Section 409A Deferred Compensation" means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A;

au "Share" means a share of the Common Stock;

av "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code;

3 Shares Subject to the Plan.

a Maximum Number of Shares Issuable. Subject to the provisions of Section 10 below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is eighteen million four hundred thousand (18,400,000) Shares. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

b Share Counting. Any Shares subject to an Award will be counted against the numerical limits of this Section 3 as one (1) Share for every Share subject thereto. Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) or settled in cash shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company for an amount not greater than their original purchase price, such Shares shall become available for future grant under the Plan. With respect to Options and SARs, the gross number of Shares subject to the Award will cease to be available under the Plan (whether or not the Award is net settled for a lesser number of Shares, or if Shares are utilized to exercise such an Award). In addition, if Shares are withheld to pay any withholding taxes applicable to an Award, then the gross number of Shares subject to such Award will cease to be available under the Plan.

c Assumption or Replacement of Awards. The Administrator may, without affecting the number of Shares reserved or available for issuance hereunder, authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code; provided, however, that Shares subject to Awards issued or assumed pursuant to the Plan with respect to awards for shares of the common stock of JDS Uniphase Corporation in connection with the JDS Uniphase Corporation Separation shall reduce the aggregate number of Shares remaining available for issuance pursuant to the Plan set forth in Section 3(a);

4 Administration of the Plan.

a Plan Administrator.

i Authority of Administrator. The Plan shall be administered by the Administrator. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan

or of any Award shall be determined by the Administrator, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Administrator in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

ii   Administration with Respect to Directors and Officers. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

iii Administration With Respect to Consultants and Other Employees. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

iv   Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

b   Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

i   to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

ii   to determine whether and to what extent Awards are granted hereunder;

iii   to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

iv   to approve forms of Award Agreements for use under the Plan;

v   to determine the terms and conditions of any Award granted hereunder including, for the avoidance of doubt, the ability to determine that an award may continue to vest after the termination of a Grantee's Continuous Active Service and to establish the requirements for the continuation of vesting;

vi   to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would have a materially adverse effect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

vii   to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

viii to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Grantees favorable treatment under such rules or laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan; and

ix   to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

c   Option or SAR Repricing. Without the affirmative vote of holders of a majority of the shares of Common Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Common Stock is present or represented by proxy, the Administrator shall not approve a program providing for either (i) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a Share ("Underwater Awards") and the grant in substitution therefore of new Options or SARs having a lower exercise price, Full Value Awards or payments in cash, or (ii) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. This Section 4(c) shall not be construed to apply to (i) "issuing or assuming a stock option in a transaction to which Section 424(a) applies," within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 10.

d   Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of

such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to handle and defend the same.

5   Eligibility.

    a   Persons Eligible for Awards. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. Awards may be granted to such Employees, Directors or Consultants who are residing in non‑U.S. jurisdictions as the Administrator may determine from time to time.

    b   Participation in the Plan. Awards are granted solely at the discretion of the Administrator. Eligibility to be granted an Award shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6   Terms and Conditions of Awards.

    a   Type of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of Performance Criteria or other conditions. Such awards include, without limitation, Options, SARs, Restricted Stock, Restricted Stock Units, Dividend Equivalent Rights, Performance Units or Performance Shares, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

    b   Designation of Award. Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non‑Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non‑Qualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

    c   Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any Performance Criteria established by the Administrator. Partial achievement of any specified Performance Criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

    d   Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

    e   Deferral of Award Payment. Consistent with the requirements of Section 409A, if applicable, and other Applicable Laws, the Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of Performance Criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

    f   Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

    g   Limitations on Awards.

        i   Annual Limits. The maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company shall be 1,000,000 Shares. The maximum dollar amount that may become payable to any Grantee in any fiscal year of the Company under Performance Unit Awards or other Awards denominated in U.S. dollars shall be $20,000,000. In connection with a Grantee's (i) commencement of Continuous Active Service or (ii) first promotion in any fiscal year of the Company, a Grantee may be granted Awards for up to an additional 1,000,000 Shares or U.S. dollar denominated Awards providing for payment in any fiscal year of the Company of up to an additional $20,000,000, which shall not count against the limits set forth in the preceding sentences of this subsection (g). The foregoing limitations shall not apply to any Awards issued to Directors who are not also Employees; instead the limitations under Section 6(g)(ii) shall apply to such Directors. In addition, the foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below. If any Awards are canceled, the canceled Awards shall continue to count against the maximum number of Shares or dollar amount with respect to which Awards may be granted to the Grantee. For this purpose, the repricing of an Option (or in the case of a SAR, the base amount

on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Common Stock) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR. If the vesting or receipt of Shares under the Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to the Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

ii <u>Nonemployee Director Compensation Limits</u>. No Director who is not also an Employee shall be granted within any fiscal year of the Company one or more Awards pursuant to the Plan (the value of which will be based on the Fair Market Value determined on the last trading day immediately preceding the date on which the applicable Award is granted to such Director) and be provided any other compensation (including without limitation any cash retainers or fees) which in the aggregate have a value in excess of $500,000.

iii <u>Minimum Vesting</u>. Except with respect to five percent (5%) of the maximum number of Shares issuable under the Plan pursuant to Section 3(a), no Award shall vest earlier than one year following the date of grant of such Award; provided, however, that such limitation shall not preclude the acceleration of vesting of such Award upon the death, disability, or involuntary termination of Service of the Grantee or in connection with a Corporate Transaction, as determined by the Administrator in its discretion.

iv <u>Dividends, Dividend Equivalents, and Other Distributions</u>. No dividends, Dividend Equivalents, or other distributions shall be paid with respect to any Shares underlying any Awards underlying any unvested portion of an Award.

h <u>Early Exercise</u>. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

i <u>Term of Award</u>. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Option or SAR shall be no more than eight (8) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. Subject to the foregoing, unless otherwise specified by the Administrator in the grant of an Option or SAR, each Option and SAR shall terminate eight (8) years after the date of grant of such Award, unless earlier terminated in accordance with its provisions.

j <u>Transferability of Awards</u>. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable by will and by the laws of descent and distribution, and during the lifetime of the Grantee, by gift or pursuant to a domestic relations order to members of the Grantee's Immediate Family to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing but subject to Applicable Laws and local procedures, the Grantee may designate a beneficiary of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

k <u>Time of Granting Awards</u>. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such later date as is determined by the Administrator.

7 <u>Award Exercise or Purchase Price, Consideration and Taxes</u>.

a <u>Exercise or Purchase Price</u>. The exercise or purchase price, if any, for an Award shall be as follows:

i In the case of an Incentive Stock Option:

(A) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

ii In the case of a Non‑Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

iii In the case of a SAR, the base amount on which the stock appreciation is calculated shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

iv In the case of other Awards, such price as is determined by the Administrator.

v Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d) above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument

evidencing the agreement to issue such Award.

b   Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following, provided that the portion of the consideration equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

i   cash;

ii   check;

iii   surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for such period, if any, as required by the Company to avoid adverse accounting treatment;

iv   with respect to Options, by delivery of a properly executed exercise notice followed by a procedure pursuant to which (A) the Company will reduce the number of Shares otherwise issuable to the Grantee upon the exercise of the Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the Shares with respect to which the Option is exercised, and (B) the Grantee shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole Shares to be issued;

v   with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

vi   any combination of the foregoing methods of payment.

c   Taxes.

i   Tax Withholding in General. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any non-U.S., federal, state, or local income and employment tax (including social insurance) withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Incentive Stock Option. Upon exercise of an Award the Company or Related Entity employing the Grantee shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

ii   Withholding in or Directed Sale of Shares. The Company shall have the right, but not the obligation, to deduct from the Shares issuable to a Grantee upon the exercise or settlement of an Award, or to accept from the Grantee the tender of, a number of whole Shares having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of the Company or Related Entity employing the Grantee. The Fair Market Value of any Shares withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates. The Company may require a Grantee to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the Shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of the Company or Related Entity employing the Grantee and to remit an amount equal to such tax withholding obligations to such employer in cash.

8   Exercise of Award.

a   Procedure for Exercise.

i   Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement; provided however, that no Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option or SAR (except in the event of such Employee's death, disability or retirement, upon a Corporate Transaction, or as otherwise permitted by the Worker Economic Opportunity Act).

ii   An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(v).

b   Exercise of Award Following Termination of Continuous Active Service.

i   An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Active Service only to the extent provided in the Award Agreement.

     i   Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Active Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

     ii   Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Active Service shall convert automatically to a Non‑Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9   <u>Conditions Upon Issuance of Shares.</u>

    a   Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

    b   As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10   <u>Adjustments Upon Changes in Capitalization</u>. Subject to any required action by the stockholders of the Company and the requirements of Sections 409A and 424 of the Code to the extent applicable, in the event of any change in the Common Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split‑up, split‑off, spin‑off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Common Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Shares, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company set forth in Section 6(g)(i), and in the exercise or purchase price per Share under any outstanding Award in order to prevent dilution or enlargement of Grantees' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. The Administrator in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Criteria, Performance Award Formulas and Performance Periods. The adjustments determined by the Administrator pursuant to this Section shall be final, binding and conclusive.

11   <u>Corporate Transactions</u>.

    a   <u>Termination of Award to Extent Not Assumed in Corporate Transaction</u>. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

    b   <u>Acceleration of Award Upon Corporate Transaction</u>. Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction, for the portion of each Award that is neither Assumed nor Replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction.

    c   <u>Effect of Acceleration on Incentive Stock Options</u>. Any Incentive Stock Option the exercisability of which is accelerated under this Section 11 in connection with a Corporate Transaction shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the excess Options shall be treated as Non‑Qualified Stock Options.

12   <u>Compliance with Section 409A</u>. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, Section 409A. The Plan and all Awards granted under the Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A, as determined by the Administrator in good faith, to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. It is intended that any election, payment or benefit which is made or provided pursuant to or in connection with any Award that may result in Section 409A Deferred Compensation shall comply in all respects with the applicable requirements of Section 409A. In connection with effecting such compliance with Section 409A, the following shall apply:

    a   Notwithstanding anything to the contrary in the Plan, to the extent required to avoid tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan on account of, and during the six (6) month period immediately following, the Grantee's termination of Continuous Active Service shall instead be paid on the first payroll date after the six‑month anniversary of the Grantee's "separation from service" within the meaning of Section 409A (or the Grantee's death, if earlier);

a   Neither any Grantee nor the Company shall take any action to accelerate or delay the payment of any amount or benefits under an Award in any manner which would not be in compliance with Section 409A;

b   Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent that any Section 409A Deferred Compensation would become payable under the Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting the Corporate Transaction would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which would result in the payment of Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Corporate Transaction as a result of the failure of the Award to be Assumed or Replaced in accordance with Section 11(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Corporate Transaction into a right to receive, in cash on the date or dates such Award would have been settled in accordance with its then existing settlement schedule, an amount or amounts equal in the aggregate to an amount which preserves the compensation element of the Award at the time of the Corporate Transaction;

c   Should any provision of the Plan, any Award Agreement, or any other agreement or arrangement contemplated by the Plan be found not to comply with, or otherwise be exempt from, the provisions of Section 409A, such provision shall be modified and given effect (retroactively if necessary), in the sole discretion of the Administrator, and without the consent of the holder of the Award, in such manner as the Administrator determines to be necessary or appropriate to comply with, or to effectuate an exemption from, Section 409A;

d   Notwithstanding the foregoing, neither the Company nor the Administrator shall have any obligation to take any action to prevent the assessment of any tax or penalty on any Grantee under Section 409A and neither the Company nor the Administrator will have any liability to any Grantee for such tax or penalty.

13 Term of Plan. The Plan shall continue in effect until June 23, 2025, unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

14 Amendment, Suspension or Termination of the Plan.

a   The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vii) or this Section 14(a). Notwithstanding any other provision of the Plan to the contrary, the Board may, in its sole and absolute discretion and without the consent of any participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

b   No Award may be granted during any suspension of the Plan or after termination of the Plan.

c   No suspension or termination of the Plan (including termination of the Plan under Section 13, above) shall adversely affect any rights under Awards already granted to a Grantee.

15 Reservation of Shares.

a   The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

b   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16 Rights as a Stockholder.

a   A Grantee shall have no rights as a stockholder with respect to any Shares covered by an Award until the date of the issuance of such Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such Shares are issued, except as provided in Section 10 or another provision of the Plan.

b   During any period in which Shares acquired pursuant to an Award remain subject to vesting conditions, the Grantee shall have all of the rights of a stockholder of the Company holding shares of Common Stock, including the right to vote such Shares and to receive all dividends and other distributions paid with respect to such Shares, subject to the limitations set forth in Section 6(g)(iv) of the Plan.

17 Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the Shares acquired pursuant to an Award and shall deliver such Shares to or for the benefit of the Grantee by means of one or more of the following: (a) by delivering to the Grantee evidence of book entry shares of Common Stock credited to the account of the Grantee, (b) by depositing such Shares for the benefit of the Grantee with any broker with which the Grantee has an account relationship, or (c) by delivering such Shares to the Grantee in certificate form.

18 Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

19 No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Active Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to

terminate the Grantee's Continuous Active Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Active Service has been terminated for Cause for the purposes of this Plan.

20 <u>No Effect on Retirement and Other Benefit Plans</u>. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

21 <u>Forfeiture Events</u>.

   a The Administrator may specify in an Award Agreement that the Grantee's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Continuous Active Service for Cause or any act by a Grantee, whether before or after termination of Continuous Active Service, that would constitute Cause for termination of Continuous Active Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws, including, without limitation, Section 954 of the Dodd‑Frank Wall Street Reform and Consumer Protection Act.

   b If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Grantee who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes‑Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Grantee during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Grantee from the sale of securities of the Company during such twelve- (12-) month period.

22 <u>No Constraint on Corporate Action</u>. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or a Related Entity's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or a Related Entity to take any action which such entity deems to be necessary or appropriate.

23 <u>Unfunded Obligation</u>. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

24 <u>Choice of Law</u>. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of California, without regard to its conflict of law rules.

APPENDIX B

Reconciliation of GAAP and Non-GAAP Financial Measures

The Compensation Discussion and Analysis section ("CD&A") of this Proxy Statement contains non-GAAP financial measures for gross margin and operating margin. Lumentum believes this non-GAAP financial information provides additional insight into the Company's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of the Company's on-going operations and enable more meaningful period to period comparisons. Specifically, the Company believes that providing this information allows investors to better understand the Company's financial performance and, importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such operating performance. However, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures used in this Proxy Statement should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future. Further, these non-GAAP financial measures may not be comparable to similarly titled measurements reported by other companies.

Non-GAAP gross margin and non-GAAP operating margin exclude (i) stock-based compensation, (ii) inventory write-downs and fixed asset impairment due to cancelled programs, plans to exit certain lines of business and other costs and contingencies unrelated to current and future operations, (iii) acquisition and disposition related costs, (iv) integration related costs, (v) amortization of acquired intangibles, (vi) amortization of fair value adjustments, (vii) restructuring and related charges, (viii) non-cash interest expense, (ix) foreign exchange (gains) losses, net, (x) impairment charges, (xi) transferring product lines to Thailand, (xii) excess and obsolete inventory charges driven by the decline in demand from Huawei, (xiii) certain expenses related to the COVID-19 outbreak, and (xiv) non-cash income tax provision impacts. The presentation of these and other similar items in Lumentum's non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual.

A quantitative reconciliation between GAAP and non-GAAP financial data with respect to historical periods is included in the table below.

	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019
Gross Margin on GAAP basis	32.2%	46.0%	44.9%	38.7%	27.2%
Stock-based compensation	1.7%	1.2%	1.1%	1.0%	1.0%
Other charges	2.5%	0.6%	1.3%	3.2%	4.9%
Amortization of acquired intangibles	4.8%	3.7%	3.5%	3.3%	3.0%
Amortization of inventory fair value adjustments	1.0%	0.0%	0.0%	0.0%	0.0%
Integration related costs	0.7%	0.0%	0.0%	0.0%	0.0%
Intangible asset write-off	0.4%	0.0%	0.0%	0.0%	0.0%
Restructuring and related charges	0.0%	0.0%	0.0%	0.3%	3.5%
Adjusted Gross Margin	43.2%	51.6%	50.9%	46.5%	39.5%
Operating Margin on GAAP basis	-6.5%	17.7%	30.2%	12.2%	-1.4%
Stock-based compensation	7.7%	6.0%	5.3%	4.3%	4.5%
Stock-based compensation - acquisition related	0.7%	0.0%	0.0%	0.0%	0.0%
Acquisition related costs[1]	0.7%	0.0%	(11.9)%	0.0%	1.0%
Other charges	3.6%	2.1%	1.7%	4.3%	5.4%
Integration related costs	1.6%	0.0%	0.0%	0.0%	0.0%
Litigation matters	0.4%	0.0%	0.0%	0.0%	0.0%

Impairment charges	0.0%	0.0%	0.0%	0.3%	2.0%
Amortization of fair value adjustments	1.0%	0.0%	0.0%	0.3%	3.5%
Amortization of acquired intangibles	7.2%	5.0%	4.9%	4.7%	3.5%
Intangible asset write-off	1.2%	0.0%	0.0%	0.0%	0.0%
Restructuring and related charges	1.6%	(0.1)%	0.4%	0.5%	2.0%
Adjusted Operating Margin	19.2%	30.8%	30.8%	26.6%	20.5%
Net income (loss) per share on GAAP basis	$(1.93)	$2.68	$5.07	$1.75	$(0.54)
Net income per share on non-GAAP basis	$4.56	$6.05	$5.84	$4.95	$4.25
Shares used in per share calculation – diluted on GAAP basis[2]	68.3	74.2	78.4	77.6	70.7
Non-GAAP adjustment[2]	0.8	0	0	0	0.6
Effect of diluted securities from Series A Preferred Stock[2]	0	0	0	0	0.5
Shares used in per share calculation – diluted on non-GAAP basis[2]	69.1	74.2	78.4	77.6	71.8

(1) For the twelve months ended July 3, 2021, we recorded a $217.6 million gain related to the receipt of a termination fee from Coherent, Inc. in March 2021 as a result of the termination of our merger agreement. The gain was offset by $10.1 million of Coherent acquisition related changes.

(2) Number of shares in millions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 1, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-36861

Lumentum Holdings Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**47-3108385**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1001 Ridder Park Drive, San Jose, California 95131
(Address of principal executive offices including Zip code)

(408) 546-5483
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value of $0.001 per share	LITE	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,949 million, based on the closing sales price of the registrant's common stock on December 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) of $52.17 per share, as reported on the NASDAQ Stock Market. Shares of common stock held by officers, directors and holders of more than five percent of the outstanding common stock have been excluded from this calculation because such persons may be deemed to be affiliates.

As of August 16, 2023, the Registrant had 66.7 million shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information called for by Part III of this Annual Report on Form 10-K are hereby incorporated by reference from the definitive proxy statement for the Registrant's annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the Registrant's fiscal year ended July 1, 2023.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). These statements relate to, among other things, our markets and industry, products and strategy, the impact of export regulation changes, macroeconomic conditions, including supply chain conditions, the impact of the COVID-19 pandemic and related responses of business and governments to the pandemic, instability and uncertainty in the banking and financial services markets, and tightening credit markets on our business and results of operations, sales, gross margins, operating expenses, capital expenditures and requirements, liquidity, product development and R&D efforts, manufacturing plans, litigation, effective tax rates and tax reserves, our corporate and financial reporting structure, our plans for growth and innovation, our expectations regarding U.S.-China relations, market and regulatory conditions, trends and uncertainties in our business and financial results, our merger with NeoPhotonics and acquisition of IPG Photonics' telecom transmission product lines ("IPG telecom transmission product lines"), and the successful integration of NeoPhotonics' business (including personnel), and are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "seek," "should," "target," "will," "would," "contemplate," "believe," "predict," "potential" and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A "Risk Factors" of this Annual Report. Furthermore, such forward-looking statements speak only as of the date of this Annual Report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

PART I

ITEM 1.   BUSINESS

General

Overview

Lumentum Holdings Inc. ("we," "us," "our", "Lumentum" or the "Company") is an industry-leading provider of optical and photonic products addressing a range of end-market applications including Optical Communications ("OpComms") and Commercial Lasers ("Lasers") for manufacturing, inspection and life-science applications. We seek to use our core optical and photonic technology, and our volume manufacturing capability, to expand into attractive emerging markets that benefit from advantages that optical or photonics-based solutions provide, including imaging and sensing for consumer electronics and diode light sources for a variety of consumer and industrial applications. The majority of our customers have historically been, and are currently, original equipment manufacturers ("OEMs") that incorporate our products into their products, which then address end-market applications. For example, we sell fiber optic components that network equipment manufacturers ("NEMs") assemble into communications networking systems, which they sell to communication service providers, hyperscale cloud operators, and enterprises with their own networks. Similarly, many of our Lasers products customers incorporate our products into tools they produce, which are used for manufacturing processes by their customers. For imaging and sensing, we sell diode lasers to manufacturers of consumer electronics products for mobile, personal computing, gaming, and other applications, including to the automotive industry, who then integrate our devices within their products, for eventual resale to consumers and also into other industrial applications.

We believe the global markets in which Lumentum participates have fundamentally robust, long-term trends that will increase the need for our photonics products and technologies. We believe the world is becoming more reliant on ever-increasing amounts of data flowing through optical networks and data centers. Lumentum's products and technology enable the scaling of these optical networks and data centers to higher capacities. We expect that the accelerating shift to digital and virtual approaches to many aspects of work and life will continue into the future. Virtual meetings, video calls, and hybrid in-person and virtual environments for work and other aspects of life will continue to drive strong needs for bandwidth growth and present dynamic new challenges that our technology addresses. As manufacturers demand higher levels of precision, new materials, and factory and energy efficiency, suppliers of manufacturing tools globally are turning to laser-based approaches, including the types of lasers Lumentum supplies. Laser-based 3D sensing and LiDAR for security, industrial and automotive applications are rapidly developing markets. The technology enables computer vision applications that enhance security, safety, and new functionality in the electronic devices that people rely on every day. The use of LiDAR and in-cabin 3D sensing in automobile and delivery vehicles over time significantly adds to our long-term market opportunity. Frictionless and contactless biometric security and access control is of increasing focus globally given the world's experience with the COVID-19 pandemic. Additionally, we expect 3D-enabled machine vision solutions to expand significantly in industrial applications in the coming years.

We operate in two reportable segments: OpComms and Lasers.

We have a global footprint that enables us to address global market opportunities for our products with employees engaged in research and development ("R&D"), administration, manufacturing, support and sales and marketing activities. We have manufacturing capabilities and facilities in North America, South America, Asia-Pacific and Europe. Our headquarters are located in San Jose, California, and we employed approximately 7,500 full-time employees around the world as of July 1, 2023.

Lumentum was incorporated in Delaware as a wholly owned subsidiary of JDS Uniphase Corporation ("JDSU") on February 10, 2015. In August 2015, we were spun-off from JDSU and became an independent publicly traded company through the distribution of our common stock by JDSU to its stockholders. In 2015, JDSU was renamed Viavi Solutions Inc. ("Viavi"). Our business traces its origins to Uniphase Corporation, which was formed in 1979 and became publicly traded in 1992. Uniphase was originally a supplier of commercial lasers, and later, a leading supplier of optical transmission products. In 1999, JDS Fitel Inc., a pioneer in products for fiber optic networking which was formed in 1981, merged with Uniphase to become JDSU, a global leader in optical networking. Subsequent acquisitions by JDSU broadened the depth and breadth of the OpComms and Lasers businesses, as well as the intellectual property, technology and product offerings, of what is now Lumentum. Notable amongst these acquisitions in the OpComms business were Agility Communications, Inc. in 2005 and Picolight, Inc. in 2007, which respectively brought widely tunable, long wavelength laser technology for metro and long-haul networking applications and short wavelength vertical-cavity surface-emitting lasers ("VCSELs") for enterprise, datacenter networking, and 3D sensing applications. The fundamental laser component technologies, which we acquired through these acquisitions, form the basis of optical networks today, and we believe will continue to do so for the foreseeable future. These technologies will enable us to develop highly integrated products to satisfy our communications customers' ever-increasing needs for smaller, lower power and lower cost optical products. Notable acquisitions in the Lasers business were Lightwave Electronics Corporation in 2005 and Time-Bandwidth Products Inc. in 2014. Both of these Lasers acquisitions brought high power pulsed solid-state laser products and technology to our business, which address the micro machining laser market and expanded our addressable market.

In December 2018, we completed the acquisition of Oclaro, Inc. ("Oclaro"), a provider of optical components and modules for the long-haul, metro and data center markets. Oclaro's products provide differentiated solutions for optical networks and high-speed interconnects driving the next wave of streaming video, cloud computing, application virtualization and other bandwidth-intensive and high-speed applications. This acquisition strengthened our product portfolio, by adding Oclaro's indium phosphide laser and photonic integrated circuit and coherent component and module capabilities which broadened our revenue mix and positions us strongly to meet the future needs of our customers.

In August 2022, we completed our merger with NeoPhotonics Corporation ("NeoPhotonics"). The addition of NeoPhotonics expands our opportunities in some of the fastest growing markets for optical components used in cloud and telecom network infrastructure. We expect the integrated company to be better positioned to serve the needs of a global customer base who are increasingly utilizing photonics to accelerate the shift to digital and virtual approaches to work and life, the proliferation of the internet of things ("IoT"), 5G, and next-generation mobile networks, and the transition to advanced cloud computing architectures.

In August 2022, we completed a transaction to acquire IPG Photonics' telecom transmission product lines ("IPG telecom transmission product lines") that develop and market products for use in telecommunications and datacenter infrastructure, including Digital Signal Processors ("DSPs"), application-specific integrated circuits ("ASICs") and optical transceivers. This acquisition has expanded our business in the OpComms segment.

Industry Trends and Business Risks

Our business is driven by end-market applications which benefit from the performance advantages of optical and photonics solutions.

The OpComms markets we serve are experiencing increasing needs for higher data transmission speeds, fiber optic network capacity and network agility. This is driven by rapid growth in both the number of higher bandwidth broadband applications such as high-definition video, online gaming, cloud computing, artificial intelligence and machine learning, and the number and scale of datacenters that require fiber optic links to enable the higher speeds and increased scale necessary to deliver high bandwidth video and other services. Our technology, which was originally developed for communications applications, is also finding use in other emerging market opportunities including 3D sensing applications that employ our laser technology in mobile devices, computers, augmented and virtual reality and other consumer electronics devices. Additionally, our products have been and are continuing to be designed into emerging automotive, industrial, security, safety and surveillance applications.

In the Lasers markets, customer demand is driven by the need to enable faster, higher precision volume manufacturing techniques with lower power consumption, more environmentally friendly, reduced manufacturing footprint and increased productivity. These capabilities are critical as industries develop products that are smaller and lighter, increasing productivity and yield and lowering their energy consumption.

Our optical and laser solutions, developed in close collaboration with OEM partners and end users, are well-positioned to meet demand resulting from these trends. We do, however, expect to continue to encounter a number of industry and market risks and uncertainties. These risks and uncertainties may limit our visibility, and consequently, our ability to predict future revenue, profitability and general financial performance and could create quarter over quarter variability in our financial measures. For example, the demand environment coupled with changing export regulations with China have fluctuated significantly in recent years and has created volatility and uncertainty in our future demand.

Supply Chain Constraints

Our business and our customers' businesses have been negatively impacted by worldwide logistics and supply chain issues, including constraints on available cargo capabilities and limited availability of once broadly available supplies of both raw materials and finished components. COVID-19 also created dynamics in the semiconductor component supply chains that have led to shortages of the types of components we and our customers require in our products. Although the supply chain constraints have improved in the latter half of fiscal 2023, these shortages impacted our ability to meet demand and generate revenue from certain products in fiscal 2022 and fiscal 2023. If these shortages happen again in the future, they will impact our ability to supply our products to our customers and may reduce our revenue and profit margin. In addition, if our customers are unable to procure needed semiconductor components, this could reduce their demand for our products and reduce our revenue. The impact of semiconductor component shortages may continue in the near term with the exhaustion of supplier and customer buffer inventories and safety stocks. Due to the global supply chain constraints, we had to incur incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers.

In addition, in response to component shortages, certain of our customers accumulated inventory that they are now managing down as supply conditions improve. Accordingly, ordering patterns are difficult to predict and have declined from recent periods. For example, in the third quarter of fiscal 2023, a significant network equipment manufacturer informed us that due to their inventory management, it would not take the shipments we had originally projected for the quarter. These trends continued through the end of fiscal 2023 and we expect some level of inventory management by our customers will continue to impact our business during fiscal 2024.

For more information on risks associated with supply chain constraints and customer inventory, refer to Item 1A "Risk Factors" of this Annual Report.

Impact of COVID-19 to Our Business

We continue to monitor the COVID-19 pandemic and actively assess potential implications to our business, supply chain, customer fulfillment sites, support operations and customer demand. We also continue to take appropriate measures to protect the health and safety of our employees and to create and maintain a safe working environment. While the effects of the COVID-19 pandemic have been lessening, if the adverse effects of COVID-19 or related responses of business or governments become more severe and prevalent or prolonged in the locations where we, our customers, suppliers or contract manufacturers conduct business, our business and results of operations could be materially and adversely affected in the future periods.

For more information on risks associated with the COVID-19 outbreak and regulatory actions, refer Item 1A "Risk Factors" of this Annual Report.

Reportable Segments

We have two operating segments, OpComms and Lasers. The two operating segments were primarily determined based on how our Chief Operating Decision Maker ("CODM") views and evaluates our operations. Operating results are regularly reviewed by our CODM to make decisions about resources to be allocated to the segments and to assess their performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and manufacturing, are considered in determining the formation of these operating segments. We do not track our property, plant, and equipment by operating segments. For the geographic identification of these assets and for further information regarding our operating segments, refer to "Note 18. Operating Segments and Geographic Information" to the consolidated financial statements.

OpComms

Markets

Our OpComms products address the following markets: telecommunications ("Telecom"), data communications ("Datacom") and consumer and industrial ("Consumer and Industrial").

Our OpComms products include a wide range of components, modules and subsystems to support customers including carrier networks for access (local), metro (intracity), long-haul (city-to-city and worldwide) and submarine (undersea) applications. Additionally, our products address enterprise, cloud, and data center applications, including storage-access networks ("SANs"), local-area networks ("LANs") and wide-area networks ("WANs"), as well as artificial intelligence and machine learning ("AI/ML"). These products enable the transmission and transport of video, audio and data over high-capacity fiber-optic cables. We maintain leading positions in these fast-growing OpComms markets through our extensive product portfolio, including reconfigurable optical add/drop multiplexers ("ROADMs"), coherent dense wavelength division multiplexing ("DWDM") pluggable transceivers, and tunable small form-factor pluggable transceivers. We also sell laser chips for use in manufacturing of high-speed Datacom transceivers.

In the Consumer and Industrial market, our OpComms diode laser products include VCSELs and edge emitting lasers. In the Consumer end-market, our laser light sources are integrated into 3D sensing cameras which are used in applications in mobile devices, gaming, payment kiosks, computers, and other consumer electronics devices. Applications include biometric identification, computational photography, virtual and augmented reality, and natural user interfaces. Emerging applications for our lasers include automotive safety systems, LiDAR for advanced driver assistance systems in automobiles and autonomous vehicles, self-navigating robotics and drones in industrial applications, and 3D capture of objects coupled with 3D imaging or printing. In the industrial end-market, our diode lasers are used primarily as pump sources for pulsed and kilowatt class fiber lasers.

Customers

During fiscal 2023, 2022, and 2021, net revenue generated from a single customer which represented 10% or more of our total net revenue of the applicable fiscal year is summarized in the table below:

| | Years Ended | | |
	July 1, 2023	July 2, 2022	July 3, 2021
Apple	12.1 %	28.7 %	30.2 %
Ciena	15.3 %	12.6 %	10.1 %
Huawei	*	*	10.8 %
Nokia	10.5 %	*	*
*Represents less than 10% of total net revenue.			

Trends

We believe the optical communications market has started to expand beyond a small number of very large service providers and is transitioning to a variety of open and captive networks created for in-house use by large video services, search engines and companies offering a variety of cloud computing services. We believe that the trend towards an increase in demand for optical solutions, which increase network capacity, is in response to growing bandwidth demand driven by increased transmission of video, voice and data over optical communications networks. For example, artificial intelligence and machine learning workloads require additional bandwidth compared to traditional computing workloads. Additionally, service providers also seek to decrease the total cost of ownership of their networks. To remain competitive, network operators worldwide must offer broader suites of digital services at competitive prices. To do this, they are migrating to Internet-protocol ("IP") networks and expanding long-haul, metro regional and metro access networks, which effectively deliver broadband services, while lowering capital and operating costs of dense-wavelength-division multiplexing networks.

The growing demand for capacity encourages the adoption of OpComms products across the Datacom and Telecom markets. Demand for capacity in the Datacom market is driven by the growing needs of LANs and WANs. Growth in Datacom is also driven by web and cloud services companies that are expanding data center infrastructure, increasing the need for network capacity within and between these data centers.

Demand in the Telecom market is driven by new and existing bandwidth-intensive applications that can result in sudden and severe changes in demand almost anywhere on the network. Increasing agility in optical networks by employing ROADMs, wavelength selective switches, wavelength tunable transmission products and other agile optical products provides an effective way to respond to unpredictable bandwidth demands and to manage expenses. With more agile optical networks, a network operator can add capacity by using remote management applications rather than dispatching technicians to perform manual operations in the field.

In addition, the high-end routers, switches and cross-connect equipment that must handle legacy and internet-protocol traffic are becoming increasingly complex in order to meet higher bandwidth, scalability, speed and reliability needs. Products must provide higher levels of functionality and performance in compact designs that must also meet requirements for quality, reliability, and cost.

We believe increasing speeds at the edge of the network, including the significant increase in speed in 5G mobile networks, combined with increasing demand for high bandwidth applications and services, including streaming video, will result in increasing demand for additional capacity in datacenter interconnect, metro regional and long-haul networks. The dynamically reconfigurable nature of today's networks enables lower operating costs and other competitive advantages, allowing communications service providers to use and scale network capacity more flexibly, streamline service provisioning, accelerate rerouting around points of failure and modify network topology through simple point-and-click network management systems.

Our optical products are well-positioned to meet these demands. Our innovations, particularly in the area of photonic integration, have resulted in products that have more functionality, are significantly smaller in size, require less power, and are more cost-effective than our historical products. Higher levels of integration have also led to development of our Super Transport Blade, which delivers all transport functions (wavelength switching, pre-amplification, post-amplification, optical supervisory channel and monitoring) in a single, integrated platform, essentially replacing three blades with one.

Offerings

In addition to a full selection of active and passive components, we offer increasing levels of functionality and integration in modules, circuit packs and subsystems for transmission, amplification, wavelength management and more.

In the Telecom market, we provide transmission and transport solutions for optical networks that make up the backbone of the Telecom infrastructure, thereby enabling the internet, connections between cloud datacenters, and backhaul of data from wireless mobile networks. Transmission products, such as our tunable transponder, transceiver and transmitter modules, transmit and receive high-speed data signals at the ingress/egress points of networks. These products use dense wavelength division multiplexing ("DWDM") technology to maximize the fiber transmission capacity while lowering the cost per bit to meet the needs of increasing internet and cloud demand. We also offer components including tunable lasers, receivers and modulators to address the higher end of these same network applications.

Our transport products, such as ROADMs, amplifiers and optical channel monitors provide switching, routing and the conditioning of optical signals. We also make components for transport, including 980nm, multi-mode and Raman pumps for optical amplifiers, and passive components. Passive components include switches, attenuators, photodetectors, gain flattening filters, isolators, wavelength-division multiplexing ("WDM") filters, arrayed waveguide gratings ("AWGs"), multiplex/de-multiplexers and integrated passive modules.

Our innovation led to the Super Transport Blade, which integrates all major optical transport functions into a single-slot blade. This all-in-one solution reduces the size, cost and power requirements of optical components, incorporates nano wavelength selective switch technology and enables greater chassis density and a smaller footprint.

In the Datacom market, optical transceivers are used to connect servers, switches, routers and other information technology infrastructure critical for today's internet applications, web services, video streaming, enterprise networks, artificial intelligence and machine learning and service provider solutions. The cloud data center market is one of the fastest growing markets in optical communications both in terms of network equipment investments and increasing volumes of higher speed optical transceivers. Additionally, the increased bandwidth needs of 5G wireless applications will drive growth in the volumes of high-speed optical transceivers. Historically, we have supplied optical transceivers, but we have shifted our strategy to supplying the underlying optical components, high-speed source lasers and receiver photo diodes used in optical transceivers to address these market segments.

For the 100G and higher data rates, we offer several source laser technologies to balance technical and commercial requirements. For high volume, short distance applications we developed our VCSELs, which are ideal for short reach applications because they enable low power, low-cost optical solutions that are highly scalable. For high-performance, longer distance applications we have our directly modulated laser ("DML") and electro-absorption modulated laser ("EML") chips supporting module applications with speeds from 10Gb/s through 800Gb/s. We also supply continuous wave ("CW") lasers to customers utilizing silicon photonics to design and manufacture high speed datacom transceivers. Our individual lasers and compact laser arrays offer an innovative solution for the LANs, SANs, broadband internet, 5G Wireless and metro-area network as well as hyperscale datacenter applications.

Our imaging and sensing technology enables real time depth information to any photo or video image. This represents a fundamental transition for image capture akin to the transition from monochrome to color and gives devices the ability to see the world around them in three dimensions. The immediate applications include full body imaging for gaming, 3D scanning for space mapping, computational photography and facial recognition for security. Emerging applications for this technology include various mobile device applications, autonomous vehicles, self-navigating robotics and drones in industrial applications and 3D capture of objects coupled with 3D printing. 3D sensing can be applied to any device with a camera. The technologies to achieve accurate and stable 3D sensing are converging to laser-based solutions. We are a leading supplier of the critical laser illumination sources for 3D sensing systems being used in applications for gaming, computing, mobile devices, and home entertainment.

Strategy

In our OpComms segment, we are focused on technology leadership through innovation with our customers, cost leadership and functional integration. We endeavor to align the latest technologies with industry leading, scalable manufacturing and operations to drive the next phase of optical communications technologies and products for Telecom, Datacom, and Consumer and Industrial applications that are faster, more energy efficient, more agile and more reliable, making us a valuable business and technology partner for NEMs, network operators, consumer electronic companies, cloud service providers and data center operators.

Competition

We compete against various public and private companies providing optical communications components. Some of these competitors are also our customers.

Lasers

Markets

Our Lasers products serve our customers in markets and applications such as sheet metal processing, general manufacturing, solar cell processing, biotechnology, graphics and imaging, remote sensing, and precision machining such as drilling in printed circuit boards, wafer singulation, glass cutting and solar cell scribing.

Our Lasers products are used in a variety of OEM applications including diode-pumped solid-state, fiber, diode, direct-diode and gas lasers such as argon-ion and helium-neon lasers. Fiber lasers provide kW-class output powers combined with excellent beam quality and are used in sheet metal processing and metal welding applications.

We also provide high-powered and ultrafast lasers for the industrial and scientific markets. Manufacturers use high-power, ultrafast lasers to create micro parts for consumer electronics and to process semiconductor, LED, solar cells, and other types of chips. Use of ultrafast lasers for micromachining applications is being driven primarily by the increasing use of renewable energy, consumer electronics and connected devices globally.

Our portfolio of Lasers products includes components and subsystems used in a variety of OEM applications that range in output power from milliwatts to kilowatts and include ultraviolet, visible and infrared wavelengths. We support customer applications in the biotechnology, graphics and imaging, remote sensing, materials processing and other precision machining areas.

Customers

During fiscal 2023, 2022, and 2021, we did not have any single customer attributable to our Lasers segment that generated net revenue of 10% or more of our total net revenue for the applicable fiscal year.

Trends

As technology advances, industries such as consumer electronics manufacturing increasingly turn to lasers when they need more precision, higher productivity and energy efficient, or "green," alternatives for problems that cannot be solved by mechanical, electronic or other means. For example, these industries are using lasers to develop products that are smaller and lighter to increase productivity and yield and to lower their energy consumption. Lasers have been used for years to help achieve the scale and precision needed in semiconductor processing. In biotech applications, lasers have been instrumental for advances (and new standard procedures) in cytology, hematology, genome sequencing and crime scene investigations, among others. We believe the long-term trends in these industries will likely lead to increased demand for lasers.

Sheet metal processing and metal welding applications are increasingly using kW-class fiber lasers instead of kW-class CO_2 lasers. Fiber lasers generate higher productivity at lower cost in such applications because they exhibit lower power consumption, better quality and generally lower user maintenance costs.

In addition, demand continues for electronic products, as well as products and components in other industries, with greater functionality while becoming smaller, lighter and less expensive. Innovative next generation product designs require precise micromachining and materials processing, such as micro bending, soldering and welding. At the scale and processing speed needed, lasers are replacing mature mechanical tools such as drills for minute holes, or "vias," in printed circuit boards and saws and scribes for singulation of silicon and other types of wafers, resulting in greater precision and productivity. As these trends continue, we believe that manufacturers and other industries will increase their reliance on lasers in order to maintain or increase their competitiveness.

We believe we are well-positioned with key OEM providers of laser solutions to these industries. We continue to develop our laser portfolio to offer smaller, more energy efficient and more cost-effective products designed specifically for the performance, integration, reliability and support needs of our OEM customers.

Offerings

Our broad range of Lasers products includes diode-pumped solid-state, fiber, diode, direct-diode and gas lasers such as argon-ion and helium-neon lasers. Diode-pumped solid-state and fiber lasers that provide excellent beam quality, low noise and exceptional reliability are used in biotechnology, graphics and imaging, remote sensing, materials processing and precision machining applications. Diode and direct-diode lasers address a wide variety of applications, including laser pumping, thermal exposure, illumination, ophthalmology, image recording, printing, plastic welding and selective soldering. Gas lasers such as argon-ion and helium-neon lasers provide a stable, low-cost and reliable solution over a wide range of operating conditions, making them well-suited for complex, high-resolution OEM applications such as flow cytometry, DNA sequencing, graphics and imaging and semiconductor inspection.

Strategy

In our Lasers segment, we leverage our long-term relationships with OEM customers to drive commercial laser innovation. Using established manufacturing, engineering, lasers and photonics expertise, we deliver products that meet cost-of-ownership and reliability needs while delivering on volume production demands.

Competition

We compete against various public and private companies in the commercial laser markets we serve.

Mergers and Acquisitions

We evaluate strategic opportunities regularly and, where appropriate, may acquire additional businesses, products, or technologies that are complementary to, or broaden the markets for our products. We believe we have strengthened our business model by expanding our addressable markets, customer base and expertise, diversifying our product portfolio and fortifying our core businesses through acquisitions as well as through organic initiatives. During fiscal 2023, we completed our merger with NeoPhotonics and the acquisition of IPG telecom transmission product lines. Refer to "Note 4. Business Combination" to the consolidated financial statements for additional information.

Research and Development

We devote substantial resources to research and development ("R&D") for the development of new and enhanced products to serve our markets. Once the design of a product is complete, our engineering efforts shift to enhancing both product performance and our ability to manufacture it in greater volume and at lower cost.

In our OpComms segment, we are maintaining our capability to provide products throughout the network, while focusing on several important sub-segments. We continue to maintain strong investments in Telecom components and modules such as ROADMs and tunable devices needed for long-haul and metro markets, as well as high performance DML, EML, CW, and VCSEL chips for Datacom transceivers. We are also responding to our customers' requests for higher levels of integration, including the integration of optics, electronics and software in our modules, subsystems and circuit packs. We are providing optical technology for 3D sensing systems that simplify the way that people interact with technology. These solutions are initially being used in consumer electronics, mobile device, automotive, and industrial applications.

In our Lasers segment, we continue to develop new product offerings in both solid-state and fiber lasers that take advantage of technologies and components we develop. These products are targeted at serving customers engaging in biotechnology, graphics and imaging, remote sensing, and materials processing and precision micromachining markets.

Manufacturing

We use a combination of contract manufacturers and our own manufacturing facilities. Our significant manufacturing facilities are located in the United States, Thailand, China, the United Kingdom, Slovenia, and Japan.

In fiscal 2023, we expanded our manufacturing footprint with our merger with NeoPhotonics and acquisition of the IPG telecom transmission product lines. In light of these acquisitions, we have undertaken various initiatives to consolidate our manufacturing and operational sites.

Our significant contract manufacturing partners are located primarily in Thailand, Taiwan and Malaysia. We rely on the capabilities of our contract manufacturers to plan and procure components and manage the inventory in these locations.

Sources and Availability of Raw Materials

We use various suppliers and contract manufacturers to supply parts and components for manufacturing and support of multiple product lines. Although our intention is to establish at least two sources of supply for materials whenever possible, for certain components we have sole or limited source supply arrangements. We may not be able to procure these components from alternate sources at acceptable prices and quality within a reasonable time, or at all, therefore, the risk of loss or interruption of such supply could impact our ability to deliver certain products on a timely basis. Risks associated with reliance on third parties for the timely and reliable delivery of raw materials are discussed in greater detail in Item 1A "Risk Factors" of this Annual Report.

Intellectual Property

Intellectual property rights that apply to our various products include patents, trade secrets and trademarks. We do not intend to broadly license our intellectual property rights unless we can obtain adequate consideration or enter into acceptable patent cross-license agreements. As of July 1, 2023, we owned approximately 1,000 U.S. patents and 1,100 foreign patents with expiration dates through 2043 and had approximately 660 patent applications pending throughout the world.

Seasonality

Our revenue may be influenced on a quarter-to-quarter basis by customer demand patterns and new product introductions. Some of our products may be incorporated into consumer electronic products, which are subject to seasonality and fluctuations in demand.

Backlog

Backlog consists of purchase orders for products for which we have assigned shipment dates.

As of July 1, 2023 and July 2, 2022, our backlog was $389.9 million and $594.0 million, respectively. Due to possible changes in product delivery schedules and cancellation of product orders, and because our sales often reflect orders shipped in the same quarter in which they are received, our backlog at any particular date is not necessarily indicative of actual revenue or the level of orders for any succeeding period. A significant portion of our revenue arises from vendor-managed inventory ("VMI") arrangements where the timing and volume of customer utilization is difficult to predict. Products that are shipped through VMI are not included in our reported backlog amounts above.

Human Capital Resources

As of July 1, 2023, we employed approximately 7,500 full-time employees, including approximately 5,400 employees in manufacturing, 1,200 employees in R&D and 900 employees in SG&A. Of the 7,500 employees, approximately 26% are represented by three national collective bargaining agreements with local chapters in Slovenia, Italy and Brazil and three labor unions in China. One of the collective bargaining agreements will be subject to renewal in December 2023. We believe that our relations with both our union and non-union employees are solid.

We believe that the future performance of our Company relies upon the strength of our employees, and our ability to recruit, retain, develop and motivate the services of executive, engineering, sales and marketing, and support personnel is critical to our success. We strive to meet these objectives by offering competitive pay and benefits in a diverse, inclusive and safe workplace and by providing opportunities for our employees to grow and develop their careers. We believe that our employee relations are strong.

Competitive Pay and Benefits

We provide compensation and benefits packages that we believe are competitive within the applicable market. We use a combination of compensation and other programs (which vary by region and salary grade) to attract, motivate and retain our employees, including semi-annual performance bonuses, stock awards, an employee stock purchase plan, health savings and flexible spending accounts, paid time off, family leave, tuition assistance programs, health and wellness benefits and programs, and on-site fitness centers. We review our benefits packages annually, or more frequently as needed, to ensure we remain competitive with our peers and continue to attract and retain talent throughout our organization.

Employee Recruitment, Retention and Development

We are committed to recruiting, hiring, retaining, promoting and engaging a diverse workforce to best serve our global customers. We have established relationships with professional associations and industry groups to proactively attract talent, and we partner with universities for our internship program. We believe that our commitment to our internship program and university partnerships contributes to developing the next generation of talent and provides a pipeline of recent college graduates into our talent pool.

Diversity, Inclusion & Belonging

As a global and multicultural company driven by innovation, Lumentum has been and continues to build a diverse and inclusive culture where differences are valued, and employees feel they belong. Lumentum's focus on diversity, inclusion, and belonging is felt across the entire organization. We are committed to creating a diverse and welcoming workplace that includes employees with diverse backgrounds and experiences. Lumentum believes that employee and thought diversity delivers more innovation and ultimately better business results.

As part of our efforts to continue to ensure Lumentum's practices support a culture of diversity we are committed to ensuring pay equity as a standard global practice, increasing the representation of underrepresented populations, increasing the percentage of women in all leadership positions, and developing a pipeline of future leaders through our early career hire initiatives for new employees. Our work is driven by a Diversity, Inclusion, and Belonging Council comprised of global representation from all of our business units and functions. Our diversity work is also enhanced by employee resource groups supporting women in North America, Switzerland, Slovenia, UK, Italy, and Japan, early career hires in North America and EMEA, Black, Asian American and Pacific Islander, LatinX in North America, LGBTQIA+, Persons with Disabilities, Working Parents, and our Veteran employees.

Material Government Regulations

Our business activities are international and subject us to various federal, state, local and foreign laws in the countries in which we operate, and our products and services are subject to laws and regulations affecting the sale of our products.

Environment

Our R&D, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and occupational health and safety to sites inside and outside the United States, even if not subject to regulation imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and occupational health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. The environmental, product content/disposal and recycling laws are gradually becoming more stringent and may cause us to incur significant expenditures in the future.

In connection with our separation from JDSU and trading as an independent public company, we agreed to indemnify Viavi for any liability associated with contamination from past operations at all properties transferred to us from Viavi, to the extent the resulting issues primarily related to our business. We have not been presented with any claims to date.

Global Trade

As our business operates in many global jurisdictions, the import and export of our products and services are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world which vary widely across different countries and may change from time to time. Such laws, rules and regulations may delay the introduction of some of our products or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals, or by requiring us to comply with laws concerning transfer and disclosure of sensitive or controlled technology. For example, the U.S. and other governments have imposed restrictions on the import and export of, among other things, certain telecommunications products and components. The consequences of any failure to comply with domestic and foreign trade regulations could limit our ability to conduct business in certain areas or with certain customers.

For additional information concerning regulatory compliance and a discussion of the risks associated with governmental regulations that may materially impact us, refer to Item 1A "Risk Factors" of this Annual Report.

International Operations

During fiscal 2023, 2022 and 2021, net revenue from customers outside the United States based on the geographic region and country where our product is initially shipped, represented 86.3%, 89.8% and 92.3% of net revenue, respectively. In certain circumstances customers may request shipment of our products to a contract manufacturer in one country, which may differ from the location of our end customers. Our net revenue is primarily denominated in U.S. dollars, including our net revenue from customers outside the United States based on customer shipment locations as presented above. Refer to "Note 18. Operating Segments and Geographic Information" to the consolidated financial statements. For information regarding risks associated with our international operations, refer to Item 1A "Risk Factors" of this Annual Report.

Available Information

Our website is located at www.lumentum.com, and our investor relations website is located at www.investor.lumentum.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission (the "SEC"). The SEC also maintains a website that contains our SEC filings at www.sec.gov.

Investors and others should note that we routinely use the Investors section of our website to announce material information to investors and the marketplace. While not all of the information that the Company posts on its corporate website is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, the media and others interested in the Company to review the information that it shares on www.lumentum.com. Information in, or that can be accessed through, our website is not incorporated into this Form 10-K.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks, factors and uncertainties, including those outside of our control, which could cause our actual results to be harmed, including risks regarding the following:

Risks Related to our Business

- unfavorable economic and market conditions;

- our reliance on a limited number of suppliers and customers;

- failure of banking institutions and liquidity concerns at other financial institutions;

- our backlog may not be an accurate indicator of our level and timing of future revenue;

- our gross margins and operating margins may vary overtime;

- challenges relating to supply chain constraints;

- changes in technology and intense competition;

- our ability to sell to a significant customer, as well as tariffs and other trade restrictions between the U.S. and China;

- the impact of the ongoing COVID-19 pandemic and responsive measures;

- our international operations structure;

- volatility and maintenance of our real property portfolio;

- our ability to timely procure components needed to manufacture our products;

- our ability to manufacture our products;

- our leverage in negotiations with large customers;

- defects in our products;

- order cancellations, reductions or delays in delivery schedules by our customers or distributors;

- changes in laws and the adoption and interpretation of administrative rules and regulations, including U.S. and international customs and export regulations;

- our strategic transactions and implementation strategy for our acquisitions;

- changes in spending levels, demand and customer requirements for our products;

- restructuring and related charges;

- changes in tax laws;

- fluctuations in foreign currency;

- our future capital requirements;

- actual or perceived security or privacy breaches or incidents, as well as defects, errors or vulnerabilities in our technology and that of third-party providers;

- the unpredictability of our results of operations;

- our ability to protect our product and proprietary rights;

- factors relating to our intellectual property rights as well as the intellectual property rights of others; and

- litigation risks, including intellectual property litigation;

- our reliance on licensed third-party technology; and

- our ability to maintain an effective system of disclosure controls and internal control over financial reporting

Risks Related to Human Capital

- our ability to hire and retain key personnel; and

- the effects of immigration policy on our ability to hire and retain employees

Risks Related to Legal, Regulatory and Compliance

- our ability to obtain government authorization to export our products; and

- changes in social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands

Risks Related to Our Common Stock

- the volatility of the trading price of our common stock;

- our ability to service our current and future debt;

- dilution related to our convertible notes;

- our intention not to pay dividends for the foreseeable future;

- provisions of Delaware law and our certificate of incorporation and bylaws that may make a merger, tender offer or proxy contest difficult; and

- exclusive forum provisions in our bylaws

Risks Related to Our Business

Our operating results may be adversely affected by unfavorable changes in macroeconomics and market conditions and the uncertain geopolitical environment.

Current and future conditions in the global economy have an inherent degree of uncertainty. As a result, it is difficult to estimate the level of growth or contraction of the global economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors, and regions of the economy, including the markets in which we participate. All aspects of our forecasts depend on estimates of growth or contraction in the markets we serve. Our business and operating results depend significantly on general market and economic conditions. The current global macroeconomic environment is volatile and continues to be significantly and adversely impacted by uncertainty in the banking and financial services sector, global supply chain constraints, inflation, and a dynamic demand environment. Additionally, instability in the global credit markets, the impact of uncertainty regarding inflation, banking instability, capital expenditure reductions, unemployment, stock market volatility, the instability in the geopolitical environment in many parts of the world (including as a result of the on-going Russia-Ukraine war, and China-Taiwan relations), the current economic challenges in China, including global economic ramifications of Chinese economic difficulties, and other disruptions may continue to put pressure on global economic conditions.

Adverse changes to and uncertainty in the global economy has affected industries in which our customers operate and has resulted in decreases in the rate of demand, consumption or use of certain of our customers' products which, in turn, may result in decreased demand for our products, revenue fluctuations, increased price competition for our products, and increased the risk of excess and obsolete inventories as well as higher overhead costs as a percentage of revenue. Additionally, customers who had built up large inventories when supply chains were tight are now bringing down inventories as supply constraints are easing and in some cases these customers have delayed projected shipments. These losses or delays of orders have harmed our revenue and profitability and future losses or delays may further harm our results of operations. The impact of economic challenges on the global financial markets could further negatively impact our operations by affecting the solvency of our customers, the solvency of our key suppliers or the ability of our customers to obtain credit to finance purchases of our products. Further, supply chain disruptions have led and may continue to lead to increased costs and have harmed and may continue to harm our ability to meet customer demand, adversely affecting our revenue and profitability. If global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, our prospects for growth may be negatively impacted, and we may experience material and adverse impacts on our business, operating results, and financial condition.

We depend on a limited number of suppliers for raw materials, packages and components, and any failure or delay by these suppliers in meeting our requirements could have an adverse effect on our business and results of operations.

We purchase raw materials, packages and components from a limited number of suppliers, who are often small and specialized. Additionally, some of our suppliers are our sole sources for certain materials, equipment and components. We depend on the timely and continued supply and quality of the materials, packages and components that our suppliers supply to us. We have not entered into long-term agreements with many of these suppliers. We do not have a guarantee of supply from these suppliers and as a result, there is no assurance that we would be able to secure the equipment or components that we require, in sufficient quantity, quality and on reasonable terms. Our business and results of operations have been, and could continue to be, adversely affected by this dependency. Alternative sources to mitigate the risk that the failure of any sole supplier will adversely affect our business are not feasible in all circumstances. If we were to lose any one of these or other critical sources, or there is as an industry-wide increase in demand for, or the discontinuation of, raw materials used in our products, it could be difficult for us, or we may be unable, to find an alternative supplier or raw material, in which case our operations could be adversely affected. Specific concerns we periodically encounter with our sole suppliers or limited number of suppliers include receipt of defective parts or contaminated materials, stoppages or delays of supply, insufficient resources to supply our requirements, substitution of more expensive or less reliable materials, increases in the price of supplies, and an inability to obtain reduced pricing from our suppliers in response to competitive pressures. Furthermore, the COVID-19 pandemic and related supply chain disruptions and labor market constraints have created heightened risk that sole suppliers or limited number of suppliers may be unable to meet their obligations to us. Difficulties in obtaining the materials, or services used in the conduct of our business or additional fees or higher prices to do so, have adversely affected our revenue and results of operations, and further challenges or decisions to seek alternate suppliers to secure supply in order to meet demand would increase our costs and reduce our profitability.

Our financial results may be adversely affected due to changes in product demand impacted by recessions, inflation, increases in interest rates, stagflation and other economic conditions.

Customer demand for our products may be impacted by weak economic conditions, inflation, stagflation, recessionary or lower-growth environments, rising interest rates, equity market volatility or other negative economic factors in the U.S. or other countries. For example, under these conditions or expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions could result in higher inventory levels and the possibility of resulting excess capacity charges from our contract manufacturers if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession our contract manufacturers, suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our contract manufacturers, customers, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. Thus, if the current economic conditions continue to deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be materially and adversely affected.

Additionally, we are also subject to risk from inflation and increasing market prices of certain components, supplies, and raw materials, which are incorporated into our products or used by our manufacturing partners or suppliers to manufacture our products. These components, supplies and commodities have from time to time become restricted, or general market factors and conditions have affected pricing of such components, supplies and raw materials (such as inflation or supply chain constraints), and future restrictions or market conditions impacting pricing may adversely affect our business and results of operations.

Unstable market and economic conditions and adverse developments with respect to financial institutions and associated liquidity risk may have serious adverse consequences on our business and financial condition.

The recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures could materially and adversely affect our liquidity, our business and financial condition. Even with our continued effort to mitigate counterparty risk by working with highly liquid, well capitalized counterparties, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity. The value of our investment portfolio could also be impacted if we hold debt instruments which were issued by any institutions that fail or become illiquid. Our ability to obtain raw materials for our supply chain and collections of cash from sales may be unduly impacted if any of our vendors or customers are affected by illiquidity events.

Our backlog may not be an accurate indicator of our level and timing of future revenues.

Our backlog may not be a reliable indicator of future operating results. For example, as a result of product order volume growth in prior periods and industry-wide supply challenges due to both constrained manufacturing capacity as well as shortages of component parts, our backlog grew and remained elevated in fiscal 2022 and 2023. As customer buying patterns normalize, order growth moderates, and supply chain conditions improve, we expect our backlog to reduce to a level generally in line with historical levels. Further, customer behaviors have been changing as a result of worldwide macroeconomic factors, which has reduced demand and may continue to reduce demand for certain of our products and services. If we are not able to respond to and manage the impact of these supply challenges and behavioral changes effectively, or if general macroeconomic conditions or conditions in the industries in which we operate deteriorate, our business, operating results, financial condition, and cash flows could be adversely affected.

We expect our gross margins and operating margins to vary over time.

We expect our product and gross margins are expected to vary, and margins may be adversely affected in the future by numerous factors, including, but not limited to, an increase or decrease in demand of our products, increased price competition in one or more of the markets in which we compete, modifications to our pricing strategy to gain or retain footprint in markets or with customers, currency fluctuations that impact our costs or the cost of our products to our customers, inflation, increases in material, labor, manufacturing, logistics, warranty costs, or inventory carrying costs, issues with manufacturing or component availability, issues relating to the distribution of our products, quality or efficiencies, increased costs due to changes in component pricing or charges incurred due to inaccurately forecasting product demand or underutilization of manufacturing capacity, warranty related issues, the impact of tariffs, or our introduction of new products and enhancements, or entry into new markets with different pricing and cost structures. We have seen, and may continue to see, our gross margins negatively impacted by increases in component costs, logistics costs, elevated inventory balances, and inflationary pressures, as well as pricing pressure. Failure to sustain or improve our gross margins reduces our profitability and may materially and adversely affect our business, financial condition and results of operations.

Challenges relating to current supply chain constraints, including semiconductor components, could adversely impact our business, results of operations and financial condition.

Due to increased demand across a range of industries, our business and customers' businesses have experienced and could experience supply constraints due to both constrained manufacturing capacity, as well as component parts shortages. These supply constraints have adversely affected and could further affect availability, lead-times and cost of components, and could increase the likelihood of unexpected cancellations or delays of previously committed supply of key components. These challenges have resulted in extended lead-times to our customers and have had a negative impact on our ability to recognize associated revenue and have resulted in and may continue to result in an increase in accelerated ordering for certain of our products. As a result of accelerated ordering, our customers have had inventory backlog that they are now managing down, resulting in reduced ordering as compared to recent levels. Ordering patters may be difficult to predict and we have experienced and may continue to experience negative impacts to our revenue and profitability as well as our ability to achieve our forecasts.

We continue to work with our suppliers to ensure that we are able to continue manufacturing and distributing our products, and in the quantities requested by our customers; however, if we continue to experience disruption to our supply chain, it could impact our operations. For example, in the first half of fiscal year 2023, we incurred incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers. Continued disruption in the supply of the raw materials, packaging or components used in the manufacture and delivery of our products could have a material adverse impact on our business, financial condition and results of operations. Limits on manufacturing availability or capacity or delays in production or delivery of components or raw materials could further delay or inhibit our ability to obtain supply of components and produce finished goods inventory. Although the impact of the COVID-19 pandemic is lessening, there can be no assurance that the supply chain impacts will not occur in the future. These supply chain constraints and their related challenges could result in shortages, increased material costs or use of cash, engineering design changes, and delays in new product introductions, each of which could adversely impact our business, results of operations and financial condition.

Changing technology and intense competition require us to continuously innovate while controlling product costs, and our failure to do so may result in decreased revenues and profitability.

The markets in which we operate are dynamic and complex, and our success depends upon our ability to deliver both our current product offerings and new products and technologies on time and at acceptable prices to our customers. The markets for our products are characterized by rapid technological change, frequent new product introductions and enhancements, substantial capital investment, changes in customer requirements, continued price pressures and a constantly evolving industry. Historically, these pricing pressures have led to a continued decline of average selling prices across our business and we expect that these historical trends will continue. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and the accurate prediction of technology and market trends. The introduction of new products also often requires significant investment to ramp up production capacity, the benefit of which may not be realized if we are not successful in the production of such products or if customer demand does not develop as expected. Ramping of production capacity also entails risks of delays which can limit our ability to realize the full benefit of new product introductions. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. We also cannot assure you that potential markets for our new products will materialize on the timelines we anticipate, or at all, or that our technology will meet our customers' specifications. Our future performance will depend on the successful development, introduction, deployment and market acceptance of new and enhanced features and products that meet our customers' current and future needs. Future demand for our products is uncertain and will primarily depend on continued technological development and the introduction of new or enhanced products. If this does not continue, sales of our products may decline which could adversely impact our business, results of operations and financial condition.

The market for optical communications products in particular has matured over time and these products have increasingly become subject to commoditization. Both legacy competitors as well as new entrants, predominantly Asia-based competitors, have intensified market competition in recent years leading to pricing pressure. To preserve our revenues and product margin structures, we remain reliant on an integrated customer and market approach that anticipates end customer needs as requirements evolve. We also must continue to develop more advanced, differentiated products that command a premium with customers, while conversely continuing to focus on streamlining product costs for established legacy products. If we fail to continue to develop enhanced or new products that enable us to increase revenues while maintaining consistent margins, or over time are unable to adjust our cost structure to continue to competitively price more mature products, our financial condition and results of operations could be materially and adversely affected.

We rely on a limited number of customers for a significant portion of our sales; and the majority of our customers do not have contractual purchase commitments.

We have consistently relied on a small number of customers for a significant portion of our sales, and in certain of our markets, such as imaging and sensing and commercial lasers, this customer concentration is particularly acute. We expect that this customer concentration will continue in the future, and we expect that our financial performance in certain business lines and growth prospects will continue to depend in part on a small number of customers. Many of our customers purchase products under purchase orders or under contracts that do not contain volume or long-term purchase commitments. Therefore, these customers may alter their purchasing behavior with little or no notice to us for various reasons, including developing, or, in the case of our distributors, their customers developing, their own product solutions; choosing to purchase or distribute product from our competitors; incorrectly forecasting end market demand for their products; or experiencing a reduction in their market share in the markets for which they purchase our products. Additionally, increased inventory at our customers has impacted our revenue, as our customers have decided to lower their inventory levels and these impacts are expected to continue in the near term and in future periods. As a result, it is difficult to forecast our revenues and to determine the appropriate levels of inventory required to meet future demand. For example, we have from time-to-time experienced excess and obsolete charges due to customer transitions to the next generation of products. We may also experience increased inventory levels and increased carrying costs and risk of excess or obsolete inventory due to unanticipated reductions in purchases by our customers. In addition, customers provide us with their expected forecasts for our products several months in advance, but these customers may decrease, cancel or delay purchase orders already in place, including on short notice, or may experience financial difficulty which affects their ability to pay for products, particularly in light of the global macroeconomic uncertainty, and have done so from time to time, and the impact of any such actions may be intensified given our dependence on a limited number of large customers. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and in recent periods have become increasingly focused on cash preservation and tighter inventory management.

In addition, changes in the business requirements, vendor selection, project prioritization, financial prospects, capital resources, and expenditures, or purchasing behavior (including product mix purchased or timing of purchases) of our key customers, or any real or perceived quality issues related to the products that we sell to such customers, have led to decreased sales to such customers or delays or cancellations of planned purchases of our products or services, which has unfavorably impacted our revenues and operating results, and may continue to impact our business and results of operations. We may also experience pricing pressure with certain of our customers that may adversely affect our revenue and margins, or, if the ongoing relationship no longer benefits us, we may decide to suspend or terminate our relationship with such customers. There are also continuing trade tensions, including an uncertain regulatory environment, in the U.S. and countries in Asia, which have impacted and could continue to materially impact our sales to key customers in these regions. Further, we may be required to purchase raw materials, increase production capacity or make other changes to our business to accommodate certain large customers. If forecasted orders do not materialize, we may need to reduce investment in R&D activities, we may fail to optimize our manufacturing capacity and incur charges for such underutilization, we may incur liabilities with our suppliers for reimbursement of capital expenditures, or we may have excess inventory. In addition, if we incur expenses in response to forecasted demand and do not have a corresponding increase in revenue, our profitability may suffer. Any of these factors could adversely affect our business, financial condition and results of operations.

Our ability to sell our products to a significant customer has been restricted.

In August 2020, the Bureau of Industry and Security of the U.S. Department of Commerce ("BIS") issued final rules that further restricted access by Huawei Technologies Co. Ltd. to items produced domestically and abroad from U.S. technology and software. The final rules prevent us from selling certain products to Huawei entities without a license issued subject to the Export Administration Regulations ("EAR"). Further, even if there are products unaffected by the rule or for which we are able to obtain an export license, Huawei may not be able to source products from other suppliers due to the final rules, which could impact Huawei's demand for our products. We are dependent upon our ability to obtain export licenses, or exceptions to export license requirements, from U.S. and other foreign regulatory agencies. There is no assurance that we will be issued these licenses or be granted exceptions, and failure to obtain such licenses or exceptions could limit our ability to sell our products into certain countries and negatively impact our business, financial condition and operating results.

Under the current regulatory regime, our business with Huawei has been and will continue to be more limited than it was in the past. For example, we have been unable to supply certain additional products and may be limited or unable to work with Huawei on future product developments while Huawei remains on the Entity List, which has negatively impacted our revenue from Huawei and may further negatively impact our financial condition and results of operations. Huawei may seek to obtain similar or substitute products from our competitors that are not subject to these restrictions, or to develop similar or substitute products themselves.

We cannot be certain what additional actions the U.S. government may take with respect to Huawei or other entities in China or other countries, including additional changes to the Entity List restrictions, export regulations, tariffs or other trade restrictions. We are unable to predict the duration of the restrictions enacted in May 2019 and thereafter, including the restrictions on Huawei's access to foreign-made chips made using U.S. technology which could have a long-term adverse effect on our business. The U.S. government has added other customers of ours to the Entity List, such as FiberHome Technologies Group in May 2020, and may continue to do so or otherwise restrict our ability to ship products which may harm our business, financial condition and results of operations. In 2021, BIS added other China-based technology companies into the Entity List, including seven supercomputing companies in April 2021 and twenty-three more entities located in China in July 2021, thereby further expanding the scope of companies subject to trade restrictions. BIS makes periodic updates to the Entity List, with some recent additions tied to super computing and artificial intelligence.

We also manufacture customized products for Huawei, and therefore may be unable to sell certain finished goods inventory to alternative customers or may be unable to utilize such manufacturing capabilities for products for alternative customers, which may result in further excess and obsolete inventory charges and/or underutilized capacity charges in future periods. In addition, we sell various non-customized products to Huawei in which Huawei represents a significant portion of the related products' demand. We have taken charges, and may have significant future charges, for common components which become excess as a result of the inability to sell to Huawei. Future charges related to trade restrictions could be caused by either additional regulatory restrictions enacted with respect to Huawei, or revisions to our estimates of the impact from already-enacted restrictions. Additional charges may also occur with respect to customized products that we manufacture for other customers in the event that such customers were to be added to the Entity List or otherwise if our ability to sell to such customers were restricted. We believe this trade uncertainty has caused and may in the future cause delays or cancellations, which could adversely affect our business, financial conditions and operating results.

Our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives has been affected, and may be materially and adversely affected by the effects of the COVID-19 pandemic and responsive actions thereto.

The COVID-19 pandemic and related countermeasures have, and may continue to have, an impact on the global economy and continues to cause macroeconomic uncertainty. Governmental authorities around the globe implemented, and may again in the future implement, numerous and evolving measures in response to the virus. We continue to monitor and evaluate the impact of the COVID-19 pandemic on our business operations on a regional, national, and global basis. We have reopened our facilities world-wide for office-based employees in a new office/hybrid model based on considerations regarding the health and safety of our employees and guidance of local and national governments. Although countries around the world largely reopened in 2022, there remains uncertainty and any future constraints, limitations or modifications imposed on our operations or business practices, or those of our suppliers, may limit our ability to meet customer demand, cause us to increase our safety stock of certain materials, reduce our productivity, slow or diminish our research and development activities, make our products less competitive, or cause our customers to seek alternative suppliers and delay customer qualification activities, any of which could harm our business, reduce our profitability or have a material and adverse effect on our financial condition and results of operations.

While the impact of the COVID-19 pandemic is lessening, we cannot provide any assurance that we will be able to successfully identify, manage and mitigate the economic disruption impacts of any future widespread health crises, including as a result of any variants of COVID-19. The ultimate impact of the COVID-19 pandemic on our operations and financial performance depends on many factors that are not within our control, including, but not limited, to: governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic (including restrictions on travel and transport and workforce pressures particularly in China); the impact of the pandemic and actions taken in response on global and regional economies, travel, and economic activity; general economic uncertainty in key global markets and financial market volatility, including increasing levels of inflation in the United States; global economic conditions and levels of economic growth; and the ongoing pace of recovery as the COVID-19 pandemic subsides (including the availability and efficacy of treatments and vaccines and the impact of new variants on recovery). In addition, the global economic volatility has significantly impacted the foreign exchange markets, and the currencies of various countries in which we operate and in which we have significant volume of local-currency denominated expenses have seen significant volatility. While the effects of COVID-19 pandemic are lessening, the magnitude of the impact of COVID-19 on our business operations remains uncertain and difficult to predict, and the situation remains highly dynamic. We have experienced and will continue to experience in subsequent periods, disruptions to our business that will adversely impact our business, financial condition and results of operations.

Intense competition in our markets may lead to an accelerated reduction in our prices, revenues, margins and market share.

The end markets for optical products have experienced significant industry consolidation during the past few years. We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. As a result, the markets for optical subsystems, components and laser diodes are highly competitive and the intensity of such competition is increasing. Our current competitors include a number of domestic and international public and private companies, many of which may have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. As we expand into new markets, we face competition not only from our existing competitors, but also from new competitors, including existing companies with strong technological and sales positions in those markets. We may not be able to compete successfully against either current or future competitors, particularly, in light of increasing consolidation. Our competitors may continue to enter markets or gain or retain market share through introduction of new or improved products or with aggressive low pricing strategies that may impact the efficacy of our approach. These competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Additionally, the merger or consolidation of significant competitors, for example, II-VI's acquisition of Finisar in September of 2019 and its acquisition of Coherent in July, 2022, the acquisition of Acacia Communications by Cisco in March 2021, and the acquisition of OSRAM by AMS in December 2019, have resulted in competitors with greater resources, which may enable them to offer a different market approach, or a lower cost structure through economies of scale or other efficiencies that we may be unable to match and which may intensify competition in the various markets. Further, our competitors may seek to vertically integrate by buying suppliers that also supply products or components to us, which could enable them to further reduce prices, or could increase our costs. Our current or potential customers may also determine to develop and produce products for their own use which may be competitive to our products. Such vertical integration could reduce the market opportunity for our products. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business.

We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations.

We derive a majority of our revenue from our international operations, and we plan to continue expanding our business in international markets in the future. In addition, we have extensive international manufacturing capabilities through third-party contract manufacturers, as well as through our own international facilities, with employees engaged in R&D, administration, manufacturing, support and sales and marketing activities.

As a result of our international operations, in addition to similar risks we face in our U.S. operations, we are affected by economic, business, regulatory, social, and political conditions in foreign countries, including the following:

- adverse social, political and economic conditions, such as inflation, rising interest rates and risk of global or regional recession;

- effects of adverse changes in currency rates;

- impacts related to business disruptions and restrictions related to COVID-19, including supply chain disruptions and labor shortages and differential impacts in different regions and geographies;

- changes in general IT spending;

- less effective protection of intellectual property;

- the imposition of government controls, inclusive of critical infrastructure protection;

- changes in or limitations imposed by trade protection laws or other regulatory orders or requirements in the United States or in other countries, including tariffs, sanctions, or other costs or requirements which may affect our ability to import or export our products from various countries or increase the cost to do so, including government action to restrict our ability to sell to foreign customers where sales of products may require export licenses (such as the U.S. Department of Commerce's addition of Huawei to the Entity List in May 2019, the addition of FiberHome in May 2020, amendment to the Foreign-Produced Direct Product Rule in August 2020 and the prohibition of export and sale of certain products to ZTE Corporation in early 2018)); the restrictions in China on the export of gallium and germanium; and increased tariffs on various products that have been proposed by the U.S. government and other non-U.S. governments;

- the imposition of sanctions on customers in China may cause those customers to seek domestic alternatives to our products, including developing alternatives internally, and our customers demand for our products could be impacted by their inability to obtain other materials subject to sanctions. For example, sanctions on sales to certain parties of U.S. semiconductors and semiconductor equipment has caused a delay in 5G deployment in China while the affected companies seek alternative solutions, which has reduced the demand for our products from some of our Chinese customers;

- varying and potentially conflicting laws and regulations;

- overlapping, differing or more burdensome tax structure and laws;

- markets for 5G infrastructure not developing in the manner or in the time periods we anticipate, including as a result of unfavorable developments with evolving laws and regulations worldwide;

- wage inflation or a tightening of the labor market;

- the impact of recessions and other economic conditions in economies outside the United States, including, for example, dips in the manufacturing Purchasing Managers Index as well as the Institute for Supply Management data in the Eurozone;

- tax and customs changes that adversely impact our global sourcing strategy, manufacturing practices, transfer-pricing, or competitiveness of our products for global sales;

- volatility in oil prices and increased costs, or limited supply of other natural resources;

- political developments, geopolitical unrest or other conflicts in foreign nations, including Brexit, the war in Ukraine and political developments in Hong Kong and Taiwan and the potential impact such developments or further actions could have on our customers in the markets in which we operate; and

- the impact of the following on service provider and government spending patterns as well as our contract and internal manufacturing: political considerations, changes in or delays in government budgeting processes, unfavorable changes in tax treaties or laws, unfavorable events that affect foreign currencies on an absolute or relative basis, natural disasters, epidemic disease, labor unrest, earnings expatriation restrictions, misappropriation of intellectual property, military actions, acts of terrorism, political and social unrest and difficulties in staffing and managing international operations

Additionally, our business is impacted by fluctuations in local economies and currencies. Global economic volatility has significantly impacted the foreign exchange markets, and the currencies of various countries in which we operate and have significant volume of local-currency denominated expenses have seen significant volatility. We expect such volatility to continue, which could negatively impact our results by making our non-U.S. operations more expensive when reported in U.S. dollars, primarily due to the costs of payroll.

Moreover, local laws and customs in many countries differ significantly from or conflict with those in the United States or other countries in which we operate. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. There can be no assurance that our employees, contractors, channel partners and agents will not take actions in violation of our policies and procedures, which are designed to ensure compliance with U.S. and foreign laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners, or agents could result in termination of our relationships with customers and suppliers, financial reporting problems, fines and/or penalties for us, or prohibition on the importation or exportation of our products, and could have a material adverse effect on our business, financial condition and results of operations.

Like most other multinational companies, we are also highly dependent upon the ability to ship products to customers and to receive shipments from our suppliers. In the event of a disruption in the worldwide or regional shipping infrastructure, our access to supplies and our ability to deliver products to customers would correspondingly be negatively impacted. As a result of shipping disruptions, we have experienced among other things, increased costs to ship products and delays in receiving components and any disruption in the future would likely materially and adversely affect our operating results and financial condition.

In addition to the above risks related to our international operations, we also face risks related to health epidemics, such as the COVID-19 pandemic. An outbreak of a contagious disease, and other adverse public health developments, particularly in Asia, could have a material and adverse effect on our business operations. The effects could include restrictions on our ability to travel to support our sites in Asia or our customers located there, disruptions in our ability to distribute products, and/or temporary closures of our facilities in Asia or the facilities of our suppliers or customers and their contract manufacturers. For additional information regarding the impact of COVID-19 on our business, refer to the risk factor above titled "Our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives may be materially and adversely affected by the effects of the COVID-19 pandemic and responsive actions thereto."

In the past, these and similar risks have disrupted our operations and the operations of our suppliers, customers and contract manufacturers and increased our costs, and we expect that they may do so in the future. Any or all of these factors could have a material and adverse impact on our business, financial condition, and results of operations.

We are subject to the risks of owning real property.

Our buildings subject us to the risks of owning real property, which include, but are not limited to:

- adverse changes in the value of these properties due to economic conditions, the movement by many companies to a hybrid work environment, interest rate changes, changes in the neighborhood in which the property is located, or other factors;

- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;

- the potential disruption of our business and operations arising from or connected with a relocation due to moving or to renovating the facility;

- increased cash commitments for improvements to the buildings or the property, or both;

- increased operating expenses for the buildings or the property, or both; and

- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and/or other natural disasters.

The manufacturing of our products may be adversely affected if we are unable to manufacture certain products in our manufacturing facilities or if our contract manufacturers and suppliers fail to meet our production requirements.

We manufacture some of our finished good products as well as some of the components that we provide to our contract manufacturers in our China, Japan, Thailand, United Kingdom, and San Jose, California manufacturing facilities. For some of the components and finished good products, we are the sole manufacturer. Our manufacturing processes are highly complex, and issues are often difficult to detect and correct. From time to time we have experienced problems achieving acceptable yields in our manufacturing facilities, resulting in delays in the availability of our products and inability to meet customer demand. In addition, if we experience problems with our manufacturing facilities or are unable to continue operations at any of these sites, including as a result of social, geopolitical, environmental or health factors, damage caused by natural disasters, or other problems or events beyond our control, including pandemics or widespread health epidemics such as COVID-19, it would be costly and require a long period of time to move the manufacture of these components and finished good products to a different facility or contract manufacturer which could then result in interruptions in supply, and would likely materially impact our financial condition and results of operations. Our manufacturing is heavily concentrated in regions in Asia, and we would be severely impacted if there were further escalation of COVID-19 or related restrictions imposed by governments or private industry in that region. For example, in the third quarter of fiscal 2022, we experienced a temporary factory closure in China as a result of an increase in the number of COVID-19 cases, as required by local government mandates.

We also rely on several independent contract manufacturers to supply us with certain products. For many products, a particular contract manufacturer may be the sole source of the finished good products. We depend on these manufacturers to meet our production and capacity requirements and to provide quality products to our customers. There are a number of risks associated with our reliance on contract manufacturers including:

- reduced control over delivery schedules and planning;

- availability of manufacturing capability and capacity, particularly during periods of high demand;

- reliance on the quality assurance procedures of third parties;

- risks associated with data security breaches or cyber-attacks targeting our contract manufacturers, including manufacturing disruptions or unauthorized access to information; and

- potential misappropriation of our intellectual property.

Additionally, if operations at these contract manufacturers are adversely impacted, such as by natural disasters, or restrictions due to COVID-19 disruptions or any resulting economic impact to their business, this would likely materially impact our financial condition and results of operations. Our ability to control the quality of products produced by contract manufacturers has and may in the future be impaired by pandemics or widespread health epidemics disruptions such as COVID-19, and quality issues might not be resolved in a timely manner. Additionally, if our contract manufacturers continue experiencing disruptions or discontinue operations, we may be required to identify and qualify alternative manufacturers, which is expensive and time consuming. If we are required to change or qualify a new contract manufacturer, this would likely cause business disruptions and adversely affect our results of operations and could harm our existing customer relationships.

Despite rigorous testing for quality, both by us and the contract manufacturers to whom we sell products, we may receive and ship defective products. We may incur significant costs to correct defective products which could result in the loss of future sales and revenue, indemnification costs or costs to replace or repair the defective products, litigation and damage to our reputation and customer relations. Defective products may also cause diversion of management attention from our business and product development efforts.

Our manufacturing operations and those of our contract manufacturers may be affected by natural disasters such as earthquakes, typhoons, tsunamis, fires and public health crises, including a global pandemic such as COVID-19, changes in legal requirements, labor strikes and other labor unrest and economic, political or other forces that are beyond our control. For example, in the past one of our former contract manufacturers experienced a labor strike which threatened the contract manufacturer's ability to fulfill its product commitments to us and, in turn, our ability to fulfill our obligations to our customers. We are heavily dependent on a small number of manufacturing sites. Our business and operations would be severely impacted by any significant business disruptions for which we may not receive adequate recovery from insurance. There is also an increased focus on corporate social and environmental responsibility in our industry. As a result, a number of our customers may adopt policies that include social and environmental responsibility provisions that their suppliers should comply with. These provisions may be difficult and expensive to comply with, given the complexity of our supply chain. We may be unable to cause our suppliers or contract manufacturers to comply with these provisions which may adversely affect our relationships with customers.

In addition, for a variety of reasons, including changes in circumstances at our contract manufacturers, restrictions or inability to operate, or regarding our own business strategies, we may choose or be required to transfer the manufacturing of certain products to other manufacturing sites, including to our own manufacturing facilities. As a result of such transfers, our contract manufacturers may prioritize other customers or otherwise be unable or unwilling to meet our demand. There also may be delays with the transfer of manufacturing equipment and successfully setting up that equipment at the transfer sites and training new operators. If such transfers are unsuccessful or take a longer period of time than expected, it could result in interruptions in supply and supply chain and would likely impact our financial condition and results of operations.

Some of our purchase commitments with contract manufacturers are not cancellable which may impact our results of operations if customer forecasts driving these purchase commitments do not materialize and we are unable to sell the products to other customers. We may also incur charges if we do not utilize our allocated manufacturing capacity which would increase our costs and decrease our margins. Alternatively, our contract manufacturers may not be able to meet our demand which would inhibit our ability to meet our customers' demands and maintain or grow our revenues. Furthermore, it could be costly and require a long period of time to move products from one contract manufacturer to another which could result in interruptions in supply and adversely impact our financial condition and results of operations.

Further, certain of our suppliers are located in China, which exposes us to risks associated with Chinese laws and regulations and U.S. laws, regulations and policies with respect to China, such as those related to import and export policies, tariffs, taxation and intellectual property. Chinese laws and regulations are subject to frequent change, and if our suppliers are unable to obtain or retain the requisite legal permits or otherwise to comply with Chinese legal requirements, we may be forced to obtain products from other manufacturers or to make other operational changes, including transferring our manufacturing to another manufacturer or to our own manufacturing facilities. In addition, many of our products are sourced from suppliers based outside of the United States, primarily in Asia. Uncertainty with respect to our suppliers' abilities due to COVID-19 impacts, tax and trade policies, tariffs and government regulations affecting trade between the United States and other countries has recently increased. Major developments in tax policy or trade relations, such as the imposition of tariffs on imported products, for example, tariffs on the import of certain products manufactured in China, could increase our product and product-related costs or require us to seek alternative suppliers, either of which could result in decreased sales or increased product and product-related costs. Any such developments could have a material impact on our ability to meet our customers' expectations and may materially impact our operating results and financial condition.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer.

Certain of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with certain of our customers. Some of our customers require that our manufacturing lines pass their specific qualification standards and that we, and any subcontractors that we may use, be registered under international quality standards. We may encounter quality control issues as a result of setting up new manufacturing lines in our facilities, relocating our manufacturing lines or introducing new products to fill production. We may be unable to obtain, or we may experience delays in obtaining, customer qualification of our manufacturing lines. If we introduce new contract manufacturing partners and move any production lines from existing internal or external facilities, the new production lines will likely need to be re-qualified with our customers. Any delays or failure to obtain qualifications would harm our reputation, operating results, and customer relationships.

We contract with a number of large OEM and end-user service providers and product companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.

Large OEM and end-user service providers and product companies comprise a significant portion of our customer base. These customers generally have greater purchasing power than smaller entities and, accordingly, often request and receive more favorable terms from suppliers, including us. As we seek to expand our sales to existing customers and acquire new customers, we may be required to agree to terms and conditions that are favorable to our customers and that may affect the timing of our ability to recognize revenue, increase our costs and have an adverse effect on our business, financial condition, and results of operations. Furthermore, large customers have increased buying power and ability to require onerous terms in our contracts with them, including pricing, warranties, and indemnification terms. If we are unable to satisfy the terms of these contracts, it could result in liabilities of a material nature, including litigation, damages, additional costs, loss of market share and loss of reputation. Additionally, the terms these large customers require, such as most-favored nation or exclusivity provisions, may impact our ability to do business with other customers and generate revenues from such customers.

Our products may contain defects that could cause us to incur significant costs, divert our attention from product development efforts and result in loss of customers.

Our products are complex, and defects and quality issues are found from time to time. Networking products in particular frequently contain undetected software or hardware defects when first introduced or as new versions are released. In addition, our products are often embedded in or deployed in conjunction with our customers' products which incorporate a variety of components produced by third parties, which may contain defects. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and manufacturing resources, and cause significant customer relation problems or loss of customers, or risk exposure to product liability suits, all of which would harm our business. Additionally, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in a material and adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve and maintain our projected yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected.

Adverse changes in political, regulatory and economic policies, including the threat of increasing tariffs, particularly to goods traded between the United States and China, could materially and adversely affect our business and results of operations.

Regulatory activity, such as tariffs, export controls, and economic sanctions laws have in the past and may continue to materially limit our ability to make sales to customers in China, which has in the past and may continue to harm our results of operations and financial condition. Since the beginning of 2018, there has been rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding instituting tariffs against foreign imports of certain materials. More specifically, since 2018, the United States and China applied or proposed to apply tariffs to certain of each other's exports, and we expect these actions to continue for the foreseeable future. Adverse regulatory activity, such as export controls, economic sanctions and the institution of trade tariffs both globally and between the United States and China specifically carries the risk of negatively impacting overall economic conditions, which could have negative repercussions on our industry and our business. Moreover, to the extent the governments of China, the United States or other countries seek to promote use of domestically produced products or to reduce the dependence upon or use of products from another (sometimes referred to as "decoupling"), they may adopt or apply regulations or policies that have the effect of reducing business opportunities for us. Such actions may take the form of specific restrictions on particular customers, products, technology areas, or business combinations. For example, in the area of investments and mergers and acquisitions, the United States has recently announced new requirements for approval by the United States government of outbound investments; and the approval by China regulatory authorities is required for business combinations of companies that conduct business in China over specific thresholds, regardless of where those businesses are based. Restrictions may also be imposed based on whether the supplier is considered unreliable or a security risk. For example, the Chinese government adopted a law that would restrict purchases from suppliers deemed to be "unreliable suppliers". In May 2023, the Cyberspace Administration of China banned the sale of Micron's products to certain entities in China and stated that such products pose significant security risks to China's critical information infrastructure supply chain and national security. Furthermore, imposition of tariffs or new or revised export, import or doing-business regulations, including trade sanctions, could cause a decrease in the demand for, or sales of our products to customers located in China or other customers selling to Chinese end users or increase the cost for our products, which would directly impact our business and results of operations.

We face a number of risks related to our strategic transactions.

We continuously monitor the marketplace for strategic opportunities, which includes expanding our product lines and markets through both internal product development and acquisitions. Consequently, we expect to continue to expand and diversify our operations with additional acquisitions and strategic transactions, such as our merger with NeoPhotonics and the acquisition of IPG telecom transmission product lines in August 2022, as well as acquire complementary technologies, products, assets and businesses. We may be unable to identify or complete prospective acquisitions for many reasons, including competition from other potential acquirers, the effects of consolidation in our industries and potentially high valuations of acquisition candidates. Even if we do identify acquisitions or enter into agreements with respect to such acquisitions, we may not be able to complete the acquisition due to competition, regulatory requirements or restrictions or other reasons, as occurred with the termination of our merger agreement with Coherent in March 2021. In addition, applicable antitrust laws and other regulations may limit our ability to acquire targets or force us to divest an acquired business. If we are unable to identify suitable targets or complete acquisitions, our growth prospects may suffer, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets.

In connection with acquisitions, risks to us and our business include:

• diversion of management's attention from normal daily operations of the business;

- failure to achieve the anticipated transaction benefits or the projected financial results and operational synergies;

- unforeseen expenses, delays or conditions imposed upon the acquisition or transaction, including due to required regulatory approvals or consents, or fees that may be triggered upon a failure to consummate an acquisition or transaction for certain reasons;

- unanticipated changes in the combined business due to potential divestitures or other requirements imposed by antitrust regulators;

- unanticipated changes in the acquired business, including due to regulatory action or changes in the operating results or financial condition of the business;

- the inability to retain and obtain required regulatory approvals, licenses and permits;

- difficulties and costs in integrating the operations, technologies, products, IT and other systems, assets, facilities and personnel of the purchased businesses;

- disruption due to the integration and rationalization of operations, products, technologies and personnel;

- loss of customers, suppliers or partners; and

- failure to consummate an acquisition resulting in negative publicity and/or negative impression of us in the investment community that could impact on our stock price

Further, an acquisition or strategic transaction may not further our business strategy as we expected or we may overpay for, or otherwise not realized the expected return on, our investments. We have also faced litigation in connection with acquisitions, some of which continues following the consummation of the acquisition. Such litigation may be costly and diverts management time and attention.

We have in the past, and may in the future, divest or reduce our investment in certain businesses or product lines from time to time. For example, in the fiscal year 2019, we completed the divestiture of our Datacom module business in Japan, and in fiscal year 2020 we sold the assets associated with certain Lithium Niobate product lines manufactured by our San Donato, Italy site. Such divestitures involve risks, such as difficulty separating portions from our other businesses, distracting employees, incurring potential loss of revenue, negatively impacting margins, and potentially disrupting customer relationships. We may also incur significant costs associated with exit or disposal activities, related impairment charges, or both.

If we are unable to successfully manage any of these risks in relation to any future acquisitions or divestitures, our business, financial condition and results of operations could be adversely impacted.

We may be unable to successfully implement our acquisitions strategy or integrate acquired companies and personnel with existing operations.

To the extent we are successful in making acquisitions, such as our merger with NeoPhotonics and the acquisition of IPG telecom transmission product lines, we may be unsuccessful in implementing our acquisitions strategy, or integrating acquired companies, businesses or product lines and personnel with existing operations, or the integration may be more difficult or more costly than anticipated. Some of the challenges involved integrating businesses and acquisitions include:

- difficulty preserving relationship with customers, suppliers or partners;

- potential difficulties in completing projects associated with in-process R&D;

- unanticipated liabilities or our exposure for known contingencies and liabilities may exceed our estimates;

- insufficient net revenue or unexpected expenses that negatively impact our margins and profitability;

- unexpected losses of key employees of the acquired company, or inability to maintain our company culture;

- unexpected expenses for cost of litigation against us or our directors and officers, or against the acquired company;

- potential adverse effects on our ability to attract, recruit, retain, and motivate current and prospective employees;

- conforming the acquired company's standards, processes, procedures and controls with our operations, including integrating Enterprise Resource Planning ("ERP") systems and other key business applications;

- coordinating new product and process development;

- increasing complexity from combining operations, including administrative functions, finance and human resources;

- increasing the scope, geographic diversity and complexity of our operations;

- difficulties in integrating operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

- difficulties in integrating acquired technology;

- difficulties in coordinating and integrating geographically separated personnel, organizations, systems and facilities;

- difficulty managing customer transitions or entering into new markets;

- difficulties in consolidating facilities and transferring processes and know-how;

- diversion of management's attention from other business concerns;

- temporary loss of productivity or operational efficiency;

- dilution of our current stockholders as a result of any issuance of equity securities as acquisition consideration;

- adverse tax or accounting impact;

- expenditure of cash that would otherwise be available to operate our business; and

- indebtedness on terms that are unfavorable to us, limit our operational flexibility or that we are unable to repay

In addition, following an acquisition, we may have difficulty forecasting the financial results of the combined company and the market price of our common stock could be adversely affected if the effect of any acquisitions on our consolidated financial results is dilutive or is below the market's or financial analysts' expectations, or if there are unanticipated changes in the business or financial performance of the target company or the combined company. Any failure to successfully integrate acquired businesses may disrupt our business and adversely impact our business, financial condition and results of operations.

We may not realize the expected benefits of our acquisitions or strategic transactions, or be able to retain those benefits even if realized.

The success of our acquisitions will depend in large part on our success in integrating the acquired operations, strategies, technologies, and personnel. We may fail to realize some or all of the anticipated benefits of an acquisition if the integration process takes longer than expected or is more costly than expected. If we fail to meet the challenges involved in successfully integrating any acquired operations or to otherwise realize any of the anticipated benefits of an acquisition, including any expected cost savings and synergies, our operations could be impaired. In addition, the overall integration of an acquired business can be a time-consuming and expensive process that, without proper planning and effective and timely implementation, could significantly disrupt our business.

Changes in demand and customer requirements for our products may reduce manufacturing yields, which could negatively impact our profitability.

Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs, introduction of new product lines and changes in contract manufacturers may reduce manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process, before, during or after manufacturing, results in lower gross margins from lower yields and additional rework costs. Any reduction in our manufacturing yields will adversely affect our gross margins and could have a material impact on our operating results.

We may not be able to realize tax savings from our international structure, which could materially and adversely affect our operating results.

During fiscal 2023, the Company completed an international restructuring that included the intra-entity transfer of certain intellectual property and other assets used in the business among various subsidiaries. This structure may be challenged by tax authorities, and if such challenges are successful, the tax consequence we expect to realize could be adversely impacted. If substantial modifications to our international structure or the way we operate our business are made, such as if future acquisitions or divestitures occur, if changes in domestic and international tax laws negatively impact the structure, if we do not operate our business consistent with the structure and applicable tax provisions, if we fail to achieve our revenue and profit goals, or if the international structure or our application of arm's-length principles to intercompany arrangements is successfully challenged by the U.S. or foreign tax authorities, our effective tax rate may increase, which could have a material adverse effect on our operating and financial results.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in both the U.S. and various foreign jurisdictions. Significant uncertainties exist with respect to the amount of our tax liabilities, including those arising from potential changes in laws in the countries in which we do business and the possibility of adverse determinations with respect to the application of existing laws. Many judgments are required in determining our worldwide provision for income taxes and other tax liabilities, and we are under audit by various tax authorities, which often do not agree with positions taken by us on our tax returns. Any unfavorable resolution of these uncertainties may have a significant adverse impact on our tax rate.

Increasingly, countries around the world are actively considering or have enacted changes in relevant tax, accounting and other laws, regulations and interpretations. In August 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the "IRA") and the CHIPS and Science Act of 2022. These laws introduce new tax provisions and provide for various incentives and tax credits. The IRA applies to tax years beginning after December 31, 2022 and introduces a 15% corporate alternative minimum tax and a 1% excise tax on certain stock repurchases made by publicly traded U.S. corporations. While we are not currently expecting a material impact to our provision for income taxes by the 15% corporate alternative minimum tax under the IRA, it could materially affect our financial results, including our earnings and cash flow, if we become subject to this tax in the future.

Many countries, and organizations such as the Organization for Economic Cooperation and Development (the "OECD") have proposed implementing changes to existing tax laws, including a proposed global minimum tax of 15%, also known as Pillar Two, which was agreed to by more than 140 member jurisdictions in 2021 and adopted by European Union member states on December 12, 2022 to go into effect in 2024. Other countries including the United Kingdom, Switzerland, Canada, Australia and South Korea are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, or incentives will not be adversely affected by these or other developments or changes in law.

Other countries also continue to enact and consider enacting new laws, which could increase our tax obligations, cause us to change the way we do business or our operations or otherwise adversely affect us. The foregoing items could increase our future tax expense, could change our future intentions regarding reinvestment of foreign earnings, and could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary in Thailand has been granted certain tax holidays by the Thailand government. As we do not currently meet the tax holiday requirements, income earned in Thailand is subject to the regular statutory income tax rate.

We are also subject to the continuous examination of our income tax and other returns by the Internal Revenue Service and other tax authorities globally, and we have a number of such reviews underway at any time. It is possible that tax authorities may disagree with certain positions we have taken, and an adverse outcome of such a review or audit could have a negative effect on our financial position and operating results. There can be no assurance that the outcomes from such examinations, or changes in tax law or regulation impacting our effective tax rates, will not have an adverse effect on our business, financial condition and results of operations.

Our operating results may be subject to volatility due to fluctuations in foreign currency.

We are exposed to foreign exchange risks with regard to our international operations which may affect our operating results. Since we conduct business in currencies other than U.S. dollars but report our financial results in U.S. dollars, we face exposure to fluctuations in currency exchange rates. Due to these fluctuations, operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. Although we price our products primarily in U.S. dollars, a portion of our operating expenses are incurred in foreign currencies. For example, a portion of our expenses are denominated in the U.K. pound sterling, Chinese yuan and Thai baht. Fluctuations in the exchange rate between these currencies and other currencies in which we collect revenues and/or pay expenses could have a material effect on our future operating results. Recently, our exposure to foreign currencies has increased as our non-U.S. manufacturing footprint has expanded. We continue to look for opportunities to leverage the lower cost of non-U.S. manufacturing, including the United Kingdom, Thailand, and Japan. While these geographies are lower cost than the U.S. and such concentration will in general lower our total cost to manufacture, this increase in concentration in non-U.S. manufacturing will also increase the volatility of our results. If the value of the U.S. dollar depreciates relative to certain other foreign currencies, it would increase our costs including the cost of local operating expenses and procurement of materials or services that we purchase in foreign currencies, as expressed in U.S. dollars. Conversely, if the U.S. dollar strengthens relative to other currencies, such strengthening could raise the relative cost of our products to non-U.S. customers, especially as compared to foreign competitors, and could reduce demand. Global economic volatility has had a significant impact on the exchange markets, which heightened this risk, and we expect the higher level of volatility in foreign exchange markets will likely continue.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including supporting the development and introduction of new products, addressing new markets, engaging in strategic transactions and partnerships, improving or expanding our operating infrastructure or acquiring complementary businesses and technologies. Investments, partnerships and acquisitions involve risks and uncertainties which could materially and adversely affect our operating and financial results. In March 2017, we issued and sold a total of $450 million in aggregate principal amount of 2024 Notes. In December 2019, we issued and sold a total of $1,050 million in aggregate principal amount of 2026 Notes. In March 2022, we issued and sold a total of $861 million aggregate principal amount of 2028 Notes. In June 2023, we issued and sold a total of $603.7 million aggregate principal amount of 2029 Notes. We may in the future engage in additional equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, uncertainty in the macroeconomic environment, increasing interest rates and other factors have resulted in volatility in the capital markets and less favorable financing terms. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

If we fail to effectively manage our growth or, alternatively, our spending during downturns, our business could be disrupted, which could harm our operating results.

Over the last several years, we have rapidly increased in size. As a result, we have had to, and expect in the future to continue to need to, appropriately scale our business, internal systems and organization, and to continue to improve our operational, financial and management controls, reporting systems and procedures. Growth in sales, combined with the challenges of managing geographically dispersed operations, can place a significant strain on our management systems and resources, and our anticipated growth in future operations could continue to place such a strain. The failure to effectively manage our growth could disrupt our business and harm our operating results, and even if we are able to upgrade our systems and expand our staff, any such expansion will likely be expensive and complex. Our ability to successfully offer our products and implement our business plan in evolving markets requires an effective planning and management process. In economic downturns, we must effectively manage our spending and operations to ensure our competitive position during the downturn, as well as our future opportunities when the economy improves, remains intact. The failure to effectively manage our spending and operations could disrupt our business and harm our operating results.

Additionally, in response to market conditions and changes in industry, we have from time to time strategically realigned our resources including workforce reductions and an international restructuring to reduce the cost of our operations, improve efficiencies, or realign our organization and staffing to better match our market opportunities and our technology development initiatives. We may take similar steps in the future. These changes could be disruptive to our business, including our research and development efforts, and may result in the recording of special charges, including workforce reduction or restructuring costs. Substantial expense or charges resulting from restructuring activities could adversely affect our results of operations and use of cash in those periods in which we undertake such actions.

Any failure to manage our growth, our spending during downturns, or the alignment of our resources may harm our business and operating results.

Any failure, disruption or security breach or incident of or impacting our information technology infrastructure or information management systems could have an adverse impact on our business and operations.

Our business depends significantly on effective and efficient information management systems, and the reliability and security of our information technology infrastructure are essential to the operation, health and expansion of our business. For example, the information gathered and processed by our information management systems assists us in managing our supply chain, financial reporting, monitoring customer accounts, and protecting our proprietary and confidential business information, plans, trade secrets, and intellectual property, among other things. In addition, these systems may contain personal data or other confidential or otherwise protected information about our employees, our customers' employees, or other business partners. We must continue to expand and update this infrastructure in response to our changing requirements as well as evolving security standards and risks.

In some cases, we may rely upon third-party providers of hosting, support and other services to meet our information technology requirements. Any failure to manage, expand and update our information technology infrastructure, including our ERP system and other applications, any failure in the extension implementation or operation of this infrastructure, or any failure by our hosting and support partners or other third-party service providers in the performance of their services could materially harm our business. In addition, we have partnered with third parties to support our information technology systems and to help design, build, test, implement and maintain our information management systems. Our merger, acquisition and divestiture activity may also require transitions to or from, and the integration of, various information management systems within our overall enterprise architecture, including our ERP system and other applications. Those systems that we acquire or that are used by acquired entities or businesses may also pose security risks of which we are unaware or unable to mitigate, particularly during the transition of these systems.

Like other companies, we are subject to ongoing attempts by malicious actors, including through hacking, malware, ransomware, denial-of-service attacks, social engineering, exploitation of internet-connected devices, and other attacks, to obtain unauthorized access to, or acquisition or other processing of confidential or other information or otherwise affect service reliability and threaten the confidentiality, integrity and availability of our systems and information stored or otherwise processed on our systems. Cyber threats have increased in recent years, in part due to increased remote work and frequent attacks, including in the form of phishing emails, malware attachments and malicious websites. Additionally, cybersecurity researchers have warned of increased risks of cyber-attacks, in connection with the war between Russia and Ukraine. While we work to safeguard our internal network systems and validate the security of our third-party service providers to mitigate these potential risks, including through information security policies and employee awareness and training, there is no assurance that such actions have been or will be sufficient to prevent cyber-attacks or security breaches or incidents. We have been in the past, and may be in the future, subject to social engineering and other cybersecurity attacks, and these attacks may become more prevalent with substantial portion of our workforce being distributed geographically, particularly given the increased remote access to our networks and systems as a result. Further, our third-party service providers may have been and may be in the future subject to such attacks or otherwise may suffer security breaches or incidents. In addition, actions by our employees, service providers, partners, contractors, or others, whether malicious or in error, could affect the security of our systems and information. Further, a breach or compromise of our information technology infrastructure or that of our third-party service providers could result in the misappropriation of intellectual property, business plans, trade secrets or other information. Additionally, while our security systems are designed to maintain the physical security of our facilities and information systems, accidental or willful security breaches or incidents or other unauthorized access by third parties to our facilities or our information systems could lead to unauthorized access to, or misappropriation, disclosure, or other processing of proprietary, confidential and other information. Moreover, new laws and regulations, such as the European Union's General Data Protection Regulation, the California Consumer Privacy Act and China's Personal Information Protection Law, add to the complexity of our compliance obligations and increases our compliance costs. Although we have established internal controls and procedures intended to comply with such laws and regulations, any actual or alleged failure to fully comply could result in significant penalties and other liabilities, harm to our reputation and market position, business and financial condition.

Despite our implementation of security measures, our systems and those of our third-party service providers are vulnerable to damage from these or other types of attacks, errors or acts of omissions. In addition, our systems may be impacted by natural disasters, terrorism or other similar disruptions. Any system failure, disruption, accident or security breach or incident affecting us or our third-party service providers could result in disruptions to our operations and loss or unavailability of, or unauthorized access or damage to, inappropriate access to, or use, disclosure or other processing of confidential information and other information maintained or otherwise processed by us on our behalf. Any actual or alleged disruption to, or security breach or incident affecting, our systems or those of our third-party partners could cause significant damage to our reputation, lead to theft or misappropriation of our intellectual property and trade secrets, result in claims, investigations, and other proceedings by or before regulators, and claims, demands and litigation, legal obligations or liability, affect our relationships with our customers, require us to bear significant remediation and other costs and ultimately harm our business, financial condition and operating results. In addition, we may be required to incur significant costs to protect against or mitigate damage caused by disruptions or security breaches or incidents. Our costs incurred in efforts to prevent, detect, alleviate or otherwise address cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and such efforts may not be successful. All of these costs, expenses, liability and other matters may not be covered adequately by insurance and may result in an increase in our costs for insurance or insurance not being available to us on economically feasible terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our financial condition, business and reputation.

Our revenues, operating results, and cash flows may fluctuate from period to period due to a number of factors, which makes predicting financial results difficult.

Spending on optical communication and laser products is subject to cyclical and uneven fluctuations, which could cause our financial results to fluctuate unpredictably. It can be difficult to predict the degree to which end-customer demand and the seasonality and uneven sales patterns of our OEM partners or other customers will affect our business in the future, particularly as we or they release new or enhanced products. We are also subject to changes in buying patterns among our OEM partners and other customers, including unpredictable changes in their desired inventory levels. Further, if our revenue mix changes, it may also cause results to differ from historical seasonality. Accordingly, our quarterly and annual revenues, operating results, cash flows, and other financial and operating metrics have and may in the future vary significantly in the future. We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market in which we operate make prediction of and timely reaction to such events difficult. Due to these and other factors, the results of any prior periods should not be relied upon as an indication of future performance.

If we have insufficient proprietary rights or if we fail to protect our rights, our business would be materially harmed.

We seek to protect our products and product roadmaps in part by developing and/or securing proprietary rights relating to those products, including patents, trade secrets, know-how and continuing technological innovation. Protecting against the unauthorized use of our products, technology and other proprietary rights is difficult, time-consuming and expensive; therefore, the steps we take to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing technologies that are similar to our own. Additionally, there may be existing patents that we are unaware of, which could be pertinent to our business. It is not possible for us to know whether there are patent applications pending that our products might infringe upon since these applications are often not made publicly available until a patent is issued or published. It is possible that patents may not be issued from any of our pending applications or those we may file in the future and, if patents are issued, the claims allowed may not be sufficiently broad to deter or prohibit others from making, using or selling products that are similar to ours, or such patents could be invalidated or ruled unenforceable. We do not own patents in every country in which we sell or distribute our products, and thus others may be able to offer identical products in countries where we do not have intellectual property protections. In addition, the laws of some territories in which our products are or may be developed, manufactured or sold, including Europe, Asia-Pacific or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Any patents issued to us may be challenged, invalidated or circumvented. Additionally, we are currently a licensee for a number of third-party technologies including software and intellectual property rights from academic institutions, our competitors and others, and we are required to pay royalties to these licensors for the use thereof. In the future, if such licenses are unavailable or if we are unable to obtain such licenses on commercially reasonable terms, we may not be able to rely on such third-party technologies which could inhibit our development of new products, impede the sale of some of our current products, substantially increase the cost to provide these products to our customers, and could have a significant adverse impact on our operating results.

We also seek to protect our important trademarks by endeavoring to register them in certain countries. We have not registered our trademarks in every country in which we sell or distribute our products, and thus others may be able to use the same or confusingly similar marks in countries where we do not have trademark registrations. We have adopted Lumentum as a house trademark and trade name for our company and are in the process of establishing rights in this name and brand. We have also adopted the Lumentum logo as a house trademark for our company and are in the process of establishing rights in this brand. Trademarks associated with the Lumentum brand have been registered in the United States or other jurisdictions, however, the efforts we take to maintain registration and protect trademarks, including the Lumentum brand, may not be sufficient or effective. Although we have registered marks associated with the Lumentum brand, third parties may seek to oppose or otherwise challenge these registrations. There is the possibility that, despite efforts, the scope of the protection obtained for our trademarks, including the Lumentum brand, will be insufficient or that a registration may be deemed invalid or unenforceable in one or more jurisdictions throughout the world.

Further, a breach of our information technology infrastructure could result in the misappropriation of intellectual property, business plans or trade secrets. Any failure of our systems or those of our third-party service providers could result in unauthorized access or acquisition of such proprietary information, and any actual or perceived security breach could cause significant damage to our reputation and adversely impact our relationships with our customers.

Our products may be subject to claims that they infringe the intellectual property rights of others, the resolution of which may be time-consuming and expensive, as well as require a significant amount of resources to prosecute, defend, or make our products non-infringing.

Lawsuits and allegations of patent infringement and violation of other intellectual property rights occur regularly in our industry. We have in the past received, and anticipate that we will receive in the future, notices from third parties claiming that our products infringe upon their proprietary rights, with two distinct sources of such claims becoming increasingly prevalent. First, large technology companies, including some of our customers and competitors, are seeking to monetize their patent portfolios and have developed large internal organizations that may approach us with demands to enter into license agreements. Second, patent-holding companies that do not make or sell products (often referred to as "patent trolls") may claim that our products infringe upon their proprietary rights. We respond to these claims in the course of our business operations. The litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense and divert the efforts of our technical and management personnel, regardless of whether or not we are successful. If we are unsuccessful, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development, or such licenses may not be available on commercially reasonable terms, or at all. Without such a license, or if we are the subject of an exclusionary order, our ability to make our products could be limited and we could be enjoined from future sales of the infringing product or products, which could adversely affect our revenues and operating results. Additionally, we often indemnify our customers against claims of infringement related to our products and may incur significant expenses to defend against such claims. If we are unsuccessful defending against such claims, we may be required to indemnify our customers against any damages awarded.

We also face risks that third parties may assert trademark infringement claims against us in one or more jurisdictions throughout the world related to our Lumentum and Oclaro brands and/or other trademarks and our exposure to these risks may increase as a result of acquisitions. The litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense and divert the efforts of our technical and management personnel, regardless of whether or not we are successful. If we are unsuccessful, trademark infringement claims against us could result in significant monetary liability or prevent us from selling some or all of our products or services under the challenged trademark. In addition, resolution of claims may require us to alter our products, labels or packaging, license rights from third parties, or cease using the challenged trademark altogether, which could adversely affect our revenues and operating results.

We face certain litigation risks that could harm our business.

We are now, and in the future, may become subject to various legal proceedings and claims that arise in or outside the ordinary course of business. The results of legal proceedings are difficult to predict. Moreover, many of the complaints filed against us may not specify the amount of damages that plaintiffs seek, and we therefore may be unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. While we may be unable to estimate the potential damages arising from such lawsuits, certain of them assert types of claims that, if resolved against us, could give rise to substantial damages or restrictions on or changes to our business. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial condition, liquidity and results of operations. Even if these lawsuits are not resolved against us, the uncertainty and expense associated with unresolved lawsuits could seriously harm our business, financial condition and reputation. Litigation is generally costly, time-consuming and disruptive to normal business operations. The costs of defending these lawsuits have been significant in the past, will continue to be costly and may not be covered by our insurance policies. The defense of these lawsuits could also result in continued diversion of our management's time and attention away from business operations, which could harm our business. For additional discussion regarding litigation, refer to "Part I, Item 3. Legal Proceedings," and "Note 17. Commitments and Contingencies" to the consolidated financial statements.

Our products incorporate and rely upon licensed third-party technology, and if licenses of third-party technology do not continue to be available to us or are not available on terms acceptable to us, our revenues and ability to develop and introduce new products could be adversely affected.

We integrate licensed third-party technology into certain of our products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The failure to comply with the terms of any license, including free open-source software, may result in our inability to continue to use such license. Our inability to maintain or re-license any third-party licenses required in our products or our inability to obtain third-party licenses necessary to develop new products and product enhancements, could potentially require us to develop substitute technology or obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could delay or prevent product shipment and harm our business, financial condition, and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and Nasdaq listing requirements. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and to integrate our acquisitions into our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant time and operational resources, including accounting-related costs and significant management oversight.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could cause us to delay reporting of our financial results, be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits or other adverse actions requiring us to incur defense costs, pay fines, settlements or judgments. Any such failures could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock and customer perception of our business may suffer. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ stock market.

Risks Related to Human Capital

Our ability to develop, market and sell products could be harmed if we are unable to retain or hire key personnel.

Our future success depends upon our ability to recruit and retain the services of executive, engineering, manufacturing, sales and marketing, and support personnel. The supply of highly qualified individuals, in particular engineers in very specialized technical areas, or salespeople specializing in the service provider, enterprise and commercial laser markets, is limited and competition for such individuals is intense. Competition is particularly intense in certain jurisdictions where we have research and development centers, including Silicon Valley, and for engineering talent generally. Also, as a result of COVID-19, employees in our industries are increasingly able to work remotely, which has increased employee mobility and turnover, making it difficult for us to retain or hire employees. Further, to attract and retain top talent, we have offered, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to attract and retain highly qualified employees. There can be no assurance that the programs, initiatives, rewards and recognition that are part of our people strategy will be successful in attracting and retaining the talent necessary to execute on our business plans. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our key employees, the inability to attract or retain personnel in the future, particularly during the integration of acquisitions, or delays in hiring required personnel and the complexity and time involved in replacing or training new employees, could delay the development and introduction of new products, and negatively impact our ability to market, sell, or support our products. Similarly, the failure to properly manage the necessary knowledge transfer required for employee transitions could impact our ability to maintain industry and innovation leadership. The loss of members of our management team or other key personnel could be disruptive to our business and, were it necessary, it could be difficult to replace such individuals. If we are unable to attract and retain qualified personnel, we may be unable to manage our business effectively, and our business, financial condition and results of operations may be harmed.

Our ability to hire and retain employees may be negatively impacted by changes in immigration laws, regulations and procedures.

Foreign nationals who are not U.S. citizens or permanent residents constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these workers and their ability to remain and work in the United States are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies and global events such as COVID-19 may interfere with our ability to hire or retain workers who require visas or entry permits. For example, numerous U.S. Embassies suspended or delayed the processing of new visa applications for a period of time during the pandemic due to COVID-19 related concerns impacting embassy operations and staffing. Additional changes in immigration laws, regulations or procedures, including those that have been and may be enacted in the future by the U.S. government and in the United Kingdom or the European Union in connection with Brexit or the war in Ukraine, may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our products and services.

Risks Related to Legal, Regulatory and Compliance

Our sales may decline if we are unable to obtain government authorization to export certain of our products, and we may be subject to legal and regulatory consequences if we do not comply with applicable export control laws and regulations.

Exports of certain of our products are subject to export controls imposed by the U.S. government and administered by the U.S. Departments of State and Commerce. In certain instances, these regulations may require pre-shipment authorization from the administering department. For products subject to the EAR administered by the BIS, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user and whether a license exception might apply. Virtually all exports of products subject to the International Traffic in Arms Regulations ("ITAR") administered by the Department of State's Directorate of Defense Trade Controls, require a license. Certain of our fiber optics products are subject to EAR and certain of our RF-over-fiber products, as well as certain products and technical data, are developed with government funding, and are currently subject to ITAR. Products and the associated technical data developed and manufactured in our foreign locations are subject to export controls of the applicable foreign nation. There is no assurance that we will be issued these licenses or be granted exceptions, and failure to obtain such licenses or exceptions could limit our ability to sell our products into certain countries and negatively impact our business, financial condition and/or operating results.

The requirement to obtain a license could put us at a competitive disadvantage by restricting our ability to sell products to customers in certain countries or by giving rise to delays or expenses related to obtaining a license. Given the current global political climate, obtaining export licenses can be difficult and time-consuming. Failure to obtain export licenses for these shipments could significantly reduce our revenue and materially adversely affect our business, financial condition, relationships with our customers and results of operations. Compliance with U.S. government regulations also subjects us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position.

Further, there is increased attention from the government and the media regarding potential threats to U.S. national security and foreign policy relating to certain foreign entities, particularly Chinese entities, and the imposition of enhanced restrictions or sanctions regarding the export of our products or on specific foreign entities that would restrict their ability to do business with U.S. companies may materially adversely affect our business. For example, on May 16, 2019, Huawei was added to the Entity List of the Bureau of Industry and Security of the U.S. Department of Commerce, additional regulatory restrictions were imposed in May and August 2020 and in October 2022 to the Foreign-Produced Direct Product Rule, which impose limitations on the supply of certain U.S. items and product support to Huawei, and FiberHome Technologies was added to the Entity List on May 22, 2020. These actions have resulted in escalating tensions between the U.S. and China and create the possibility that the Chinese government may take additional steps to retaliate against U.S. companies or industries. We cannot predict what additional actions the U.S. government may take with respect to Huawei beyond what is described above or to other of our customers, including modifications to or interpretations of Entity List restrictions, export restrictions, tariffs, or other trade limitations or barriers.

Our association with customers that are or become subject to U.S. regulatory scrutiny or export restrictions could negatively impact our business. Governmental actions such as these could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial condition, operating results or prospects. Further, if we fail to comply with any of these export regulations, we could be subject to civil, criminal, monetary and non-monetary penalties and costly consent decrees, which would lead to disruptions to our business, restrictions on our ability to export products and technology, and adversely affect our business and results of operation.

In addition, certain of our significant customers and suppliers have products that are subject to U.S. export controls, and therefore these customers and suppliers may also be subject to legal and regulatory consequences if they do not comply with applicable export control laws and regulations. Such regulatory consequences could disrupt our ability to obtain components from our suppliers, or to sell our products to major customers, which could significantly increase our costs, reduce our revenue and materially adversely affect our business, financial condition and results of operations.

Social and environmental responsibility regulations, policies and provisions, as well as customer and investor demands, may make our supply chain more complex and may adversely affect our relationships with customers and investors.

There is an increasing focus on environmental, social, and governance ("ESG") matters both in the United States and globally. A number of our customers have adopted, or may adopt, procurement policies that include social and environmental responsibility provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose corporate social and environmental policies, practices and metrics. These legal and regulatory requirements, as well as investor expectations, on corporate environmental and social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain. If we are unable to comply with, or are unable to cause our suppliers or contract manufacturers to comply with such policies or provisions, or meet the requirements of our customers and investors, a customer may stop purchasing products from us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue and results of operations. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations, as well as meeting related customer and investor expectations, may adversely affect our business and results of operations.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

We communicate certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, responsible sourcing and social investments, and other matters, in our annual Corporate Social Responsibility Report, on our website, in certain filings with the SEC, and elsewhere. These initiatives, goals, or commitments could be difficult to achieve and costly to implement. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals, or commitments, for any revisions to them, or for our disclosures related to such matters, or for our policies and practices related to these matters. Our actual or perceived failure to achieve our ESG-related initiatives, goals, or commitments could negatively impact our reputation or otherwise materially harm our business.

We may be adversely affected by climate change regulations.

In many of the countries in which we operate, government bodies are increasingly enacting legislation and regulations in response to potential impacts of climate change. These laws and regulations may be mandatory. They have the potential to impact our operations directly or indirectly as a result of required compliance by our customers or supply chain. Inconsistency of regulations may also affect the costs of compliance with such laws and regulations. Assessments of the potential impact of future climate change legislation, regulation, and international treaties and accords are uncertain, given the wide scope of potential regulatory change in countries in which we operate.

We may incur increased capital expenditures resulting from required compliance with revised or new legislation or regulations, added costs to purchase raw materials, lower profits from sales of our products, increased insurance premiums and deductibles, changes in competitive position relative to industry peers, changes to profit or loss arising from increased or decreased demand for goods produced by us, or changes in costs of goods sold, which would have an adverse effect on our business, financial condition and results of operations.

We are subject to laws and regulations worldwide including with respect to environmental matters, securities laws, privacy and data protection, compliance with which could increase our expenses and harm our operating results.

Our operations and our products are subject to various federal, state and foreign laws and regulations, including those governing pollution and protection of human health and the environment in the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, wastewater discharges and the handling and disposal of hazardous materials in our products. Our failure to comply with current and future environmental or health or safety requirements could cause us to incur substantial costs, including significant capital expenditures, to comply with such environmental laws and regulations and to clean up contaminated properties that we own or operate. Such clean-up or compliance obligations could result in disruptions to our operations. Additionally, if we are found to be in violation of these laws, we could be subject to governmental fines or civil liability for damages resulting from such violations. These costs could have a material adverse impact on our financial condition or operating results.

From time-to-time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. These regulations include, for example, the Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"), the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS") and the Waste Electrical and Electronic Equipment Directive ("WEEE") enacted in the European Union which regulate the use of certain hazardous substances in, and require the collection, reuse and recycling of waste from, certain products we manufacture. These regulations and similar legislation may require us to re-design our products to ensure compliance with the applicable standards, for example by requiring the use of different types of materials, which could have an adverse impact on the performance of our products, add greater testing lead-times for product introductions or other similar effects. We believe we comply with all such legislation where our products are sold, and we continuously monitor these laws and the regulations being adopted under them to determine our responsibilities.

In addition, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC has promulgated rules requiring disclosure regarding the use of certain "conflict minerals" that are mined from the Democratic Republic of Congo and adjoining countries and procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals. We may face challenges with government regulators and our customers and suppliers if we are unable to sufficiently make any required determination that the metals used in our products are conflict free. Complying with these disclosure requirements involves substantial diligence efforts to determine the source of any conflict minerals used in our products and may require third-party auditing of our diligence process. These efforts may demand internal resources that would otherwise be directed towards operations activities.

Since our supply chain is complex, we may face reputational challenges if we are unable to sufficiently verify the origins of all minerals used in our products. Additionally, if we are unable to satisfy those customers who require that all of the components of our products are determined to be conflict free, they may choose a competitor's products which could materially impact our financial condition and operating results.

We are also subject to laws and regulations to our collection and other processing of personal data of our employees, customers and others. These laws and regulations are subject to frequent modifications and updates and require ongoing supervision. For example, the European Union adopted a General Data Protection Regulation ("GDPR") that became effective in May 2018, and has established new, and in some cases more stringent, requirements for data protection in Europe, and which provides for substantial penalties for noncompliance. Brazil passed the General Data Protection Law that became effective in August 2020 to regulate processing of personal data of individuals, which also provides for substantial penalties for noncompliance. Additionally, California has the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020. In November 2020, California passed the California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023. The CPRA amends and augments the CCPA, including by expanding individuals' rights and the obligations of businesses that handle personal data. Similar legislation has been proposed or adopted in several other states. Aspects of the CCPA, CPRA and these other laws and regulations, as well as their enforcement, remain unclear. The U.S. federal government also is contemplating federal privacy legislation. The effects and impact of these or other laws and regulations relating to privacy and data protection are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in efforts to comply. Laws and regulations relating to privacy and data protection continue to evolve in various jurisdictions, with existing laws and regulations subject to new and differing interpretations and new laws and regulations being proposed and adopted. It is possible that our practices may be deemed not to comply with those privacy and data protection legal requirements that apply to us now or in the future.

Further, the United Kingdom has implemented legislation similar to the GDPR, including the UK Data Protection Act and legislation referred to as the UK GDPR, which provides for substantial penalties, similar to the GDPR. Aspects of United Kingdom data protection law remains unclear following the United Kingdom's exit from the European Union, including with respect to data transfers between the United Kingdom and other jurisdictions. We cannot fully predict how the Data Protection Act, the UK GDPR, and other United Kingdom data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding data transfers. We may find it necessary to make further changes to our handling of personal data of residents of the European Economic Area, Switzerland and the United Kingdom, each of which may require us to incur significant costs and expenses.

Our failure or perceived failure to comply with any of the foregoing legal and regulatory requirements, or other actual or asserted obligations relating to privacy, data protection or information security could result in increased costs for our products, monetary penalties, damage to our reputation, government inquiries, investigations and other legal proceeds, legal claims, demands and litigation and other obligations and liabilities. Furthermore, the legal and regulatory requirements that are applicable to our business are subject to change from time to time, which increases our monitoring and compliance costs and the risk that we may fall out of compliance. Additionally, we may be required to ensure that our suppliers comply with applicable laws and regulations. If we or our suppliers fail to comply with such laws or regulations, we could face sanctions for such noncompliance, and our customers may refuse to purchase our products, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our stock price may be volatile and may decline regardless of our operating performance.

Our common stock is listed on the Nasdaq Global Select Market ("NASDAQ") under the symbol "LITE". The market price of our common stock has fluctuated and may fluctuate significantly due to a number of factors, some of which may be beyond our control and may often be unrelated or disproportionate to our operating performance. These include:

- general economic and market conditions and other external factors;

- changes in global economic conditions, including those resulting from trade tensions, rising inflation, and fluctuations in foreign currency exchange and interest rates;

- speculation in the press or investment community about our strategic position;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- a shift in our investor base;

- the financial performance of other companies in our industry, and of our customers;

- general market, economic and political conditions, including market conditions in the semiconductor industry;

- pandemics and similar major health concerns, including the COVID-19 pandemic;

- success or failure of our business strategy;

- credit market fluctuations which could negatively impact our ability to obtain financing as needed;

- changes in governmental regulation including taxation and tariff policies;

- changes in global political tensions that may affect business with our customers;

- announcements by us, competitors, customers, or our contract manufacturers of significant acquisitions or dispositions, strategic alliances or overall movement toward industry consolidations among our customers and competitors;

- investor perception of us and our industry;

- changes in recommendations by securities analysts;

- changes in accounting standards, policies, guidance, interpretations or principles;

- differences, whether actual or perceived, between our corporate social responsibility and ESG practices and disclosure and investor expectations;

- litigation or disputes in which we may become involved;

- overall market fluctuations;

- issuances of our shares upon conversion of some or all of the convertible notes;

- sales of our shares by our officers, directors, or significant stockholders; and

- the timing and amount of share repurchases, if any

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows.

Servicing our existing and future indebtedness, including the 2024 Notes, 2026 Notes, 2028 Notes and 2029 Notes (collectively referred to as "the convertible notes") may require a significant amount of cash, and we may not have sufficient cash flow or the ability to raise the funds necessary to satisfy our obligations under the convertible notes and our current and future indebtedness may limit our operating flexibility or otherwise affect our business.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness under the convertible notes, or to make cash payments in connection with any conversion of the convertible notes or upon any fundamental change if holders of the applicable series of the convertible notes require us to repurchase their convertible notes for cash, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our indebtedness and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, our existing and future indebtedness could have important consequences to our stockholders and significant effects on our business. For example, it could:

- make it more difficult for us to satisfy our debt obligations under the convertible notes;

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from exploiting business opportunities;

- place us at a competitive disadvantage compared to our competitors that have less indebtedness; and

- limit our availability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general purposes

Transactions relating to our convertible notes may dilute the ownership interest of existing stockholders, or may otherwise depress the price of our common stock.

If the convertible notes are converted by holders of such series, we have the ability under the applicable indenture to deliver cash, common stock, or any combination of cash or common stock, at our election upon conversion of the applicable series of the convertible notes. If we elect to deliver common stock upon conversion of the convertible notes, it would dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, certain holders of the convertible notes may engage in short selling to hedge their position in the convertible notes. Anticipated future conversions of the convertible notes into shares of our common stock could depress the price of our common stock.

We do not expect to pay dividends on our common stock.

We do not currently expect to pay dividends on our common stock. The payment of any dividends to our stockholders in the future, and the timing and amount thereof, if any, is within the discretion of our board of directors. Our board of directors' decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, potential debt service obligations or restrictive covenants, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deems relevant.

In addition, because we are a holding company with no material direct operations, we are dependent on loans, dividends and other payments from our operating subsidiaries to generate the funds necessary to pay dividends on our common stock. However, our operating subsidiaries' ability to make such distributions will be subject to their operating results, cash requirements and financial condition and the applicable provisions of Delaware law that may limit the amount of funds available for distribution. Our ability to pay cash dividends may also be subject to covenants and financial ratios related to existing or future indebtedness, and other agreements with third parties.

Certain provisions in our charter and Delaware corporate law could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the Delaware General Corporate Law which prohibits us, under some circumstances, from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of our stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions providing for the limitations of liability and indemnification of our directors and officers, allowing vacancies on our board of directors to be filled by the vote of a majority of the remaining directors, granting our board of directors the authority to establish additional series of preferred stock and to designate the rights, preferences and privileges of such shares (commonly known as "blank check preferred") and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders, which may only be called by the chairman of the board of directors, the chief executive officer or the board of directors. These provisions may also have the effect of deterring hostile takeovers or delaying changes in control or changes in our management.

Our bylaws designate Delaware courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors and officers.

Our bylaws provide that, unless we consent in writing to an alternative forum, the state or federal courts of Delaware are the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting breach of fiduciary duty, or other wrongdoing, by our directors, officers or other employees to us or our stockholders; any action asserting a claim against Lumentum pursuant to the Delaware General Corporation Law or our certificate of incorporation or bylaws; any action asserting a claim against Lumentum governed by the internal affairs doctrine; or any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a different judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us or our directors and officers.

Alternatively, if a court outside of Delaware were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

We own and lease various properties in the United States and eleven other countries around the world. We use the properties for executive and administrative offices, data centers, product development offices, customer service offices and manufacturing facilities. Our current corporate headquarters, which we own, is approximately 238,000 square feet and located in San Jose, California. As of July 1, 2023, our leased and owned properties in total are approximately 3,100,000 square feet, of which we own approximately 1,964,000 square feet, including the 1,173,000 square feet manufacturing sites in Thailand, the 250,000 square feet manufacturing sites in China, the 238,000 square feet on the San Jose campus, the 130,000 square feet manufacturing and R&D site in Japan, and the 173,000 square feet manufacturing and R&D sites in Slovenia. Leased sites include properties located in Canada, China, Italy, Japan, Switzerland, Taiwan, the United Kingdom, the United States, Brazil and South Korea. We believe our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

From time to time we consider various alternatives related to our long-term facilities' needs. While we believe our existing facilities are adequate to meet our immediate needs, it may become necessary to lease, acquire, or sell additional or alternative space to accommodate future business needs.

ITEM 3.   LEGAL PROCEEDINGS

We are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business. As such, we regularly evaluate developments in legal matters that could affect the amount of the previously accrued liability and record adjustments as appropriate. While management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our financial position, results of operations or cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Should we experience an unfavorable final outcome, there exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the effect becomes reasonably estimable. For a description of our material pending legal proceedings, refer to "Note 17. Commitments and Contingencies" to the consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Stock Market under the symbol "LITE". According to records of our transfer agent, we had 2,165 stockholders of record as of August 16, 2023, and we believe there is a substantially greater number of beneficial holders.

We do not expect to pay cash dividends on our common stock in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference into any filing of Lumentum Holdings Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph compares the cumulative total return of our common stock with the total return for the NASDAQ Composite Index (the "IXIC") and the NASDAQ 100 Technology Sector Index (the "NDXT") from market close on July 3, 2017 (the last trading day before the beginning of our fifth preceding fiscal year) through July 1, 2023. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN
Among LITE, the NDXT, and the IXIC



Recent Sale of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

The following table sets forth issuer purchases of equity securities for the fourth quarter of fiscal 2023 (*in millions, except share and per share amounts*):

Period	Total number of shares purchased [1] [2]	Average price paid per share [3]	Total number of shares purchased as part of publicly announced plans or programs [2]	Maximum number (or approximation dollar value) of shares that may yet be purchased under the plans or programs
April 2, 2023 to April 29, 2023	—	$ —	—	$ 584.5
April 30, 2023 to May 27, 2023	337,437	$ 43.99	337,437	$ 569.6
May 28, 2023 to July 1, 2023 [2]	2,336,485	$ 53.49	2,336,485	$ 569.6
Total	2,673,922	$ 52.29	2,673,922	$ 569.6

[1] On May 7, 2021, our board of directors approved the 2021 share buyback program, which authorizes us to use up to $700.0 million to purchase our own shares of common stock. On March 3, 2022, our board of directors approved an increase in our share buyback program, which authorizes us to use up to an aggregate amount of $1.0 billion (an increase from $700.0 million) to purchase our own shares of common stock through May 2024. On April 5, 2023, our board of directors approved a further increase in our share buyback program, which authorizes us to use up to an aggregate amount of $1.2 billion (an increase from $1.0 billion) to purchase our own shares of common stock through May 2025, but may be suspended or terminated at any time.

[2] Separate from our share buyback program and concurrent with the issuance of the 2029 Notes, we repurchased approximately 2.3 million shares of our common stock in privately negotiated transactions in the fourth quarter of fiscal 2023. The average price paid was approximately $53.49 per share for an aggregate purchase price of approximately $125.0 million. These shares were retired immediately.

[3] Average price paid per share includes costs associated with the repurchases.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the audited consolidated financial statements and the corresponding notes included elsewhere in this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Refer to "Risk Factors" and "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are an industry-leading provider of optical and photonic products, defined by revenue and market share, addressing a range of end-market applications including Optical Communications ("OpComms") and Commercial Lasers ("Lasers") for manufacturing, inspection and life-science applications.

We have two operating segments, OpComms and Lasers. The two operating segments were primarily determined based on how the Chief Operating Decision Maker ("CODM") views and evaluates our operations. Operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segments and to assess their performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and manufacturing, are considered in determining the formation of these operating segments.

OpComms

Our OpComms products address the following markets: Telecom, Datacom and Consumer and Industrial.

Our OpComms products include a wide range of components, modules and subsystems to support customers including carrier networks for access (local), metro (intracity), long-haul (city-to-city and worldwide) and submarine (undersea) applications. Additionally, our products address enterprise, cloud, and data center applications, including storage-access networks ("SANs"), local-area networks ("LANs") and wide-area networks ("WANs"). These products enable the transmission and transport of video, audio and data over high-capacity fiber-optic cables. We maintain leading positions in these fast-growing OpComms markets through our extensive product portfolio, including reconfigurable optical add/drop multiplexers ("ROADMs"), coherent dense wavelength division multiplexing ("DWDM") pluggable transceivers, and tunable small form-factor pluggable transceivers. We also sell laser chips for use in manufacturing of high-speed Datacom transceivers. In the Consumer and Industrial market, our OpComms products include laser light sources, which are integrated into 3D sensing platforms being used in applications for mobile devices, gaming, computers, and other consumer electronics devices. New emerging applications include virtual and augmented reality, as well as automotive and industrial segments. Our products include vertical cavity surface emitting lasers ("VCSELs") and edge emitting lasers which are used in 3D sensing depth imaging systems. These systems simplify the way people interact with technology by enabling the use of natural user interfaces. Systems are used for biometric identification, surveillance, and process efficiency, among numerous other application spaces. Emerging applications for this technology include various mobile device applications, autonomous vehicles, self-navigating robotics and drones in industrial applications and 3D capture of objects coupled with 3D printing. In addition, our industrial diode lasers are used primarily as pump sources for pulsed and kilowatt class fiber lasers.

Lasers

Our Lasers products serve our customers in markets and applications such as sheet metal processing, general manufacturing, solar, biotechnology, graphics and imaging, remote sensing, and precision machining such as drilling in printed circuit boards, wafer singulation, glass cutting and solar cell scribing.

Our Lasers products are used in a variety of OEM applications including diode-pumped solid-state, fiber, diode, direct-diode and gas lasers such as argon-ion and helium-neon lasers. Fiber lasers provide kW-class output powers combined with excellent beam quality and are used in sheet metal processing and metal welding applications. Diode-pumped solid-state lasers provide excellent beam quality, low noise and exceptional reliability and are used in biotechnology, graphics and imaging, remote sensing, materials processing and precision machining applications. Diode and direct-diode lasers address a wide variety of applications, including laser pumping, thermal exposure, illumination, ophthalmology, image recording, printing, plastic welding and selective soldering. Gas lasers such as argon-ion and helium-neon lasers provide a stable, low-cost and reliable solution over a wide range of operating conditions, making them well-suited for complex, high-resolution OEM applications such as flow cytometry, DNA sequencing, graphics and imaging and semiconductor inspection.

We also provide high-powered and ultrafast lasers for the industrial and scientific markets. Manufacturers use high-power, ultrafast lasers to create micro parts for consumer electronics and to process semiconductor, LED, solar cells, and other types of chips. Use of ultrafast lasers for micromachining applications is being driven primarily by the increasing use of renewable energy, consumer electronics and connected devices globally.

We believe the global markets in which Lumentum participates have fundamentally robust, long-term trends that will increase the need for our photonics products and technologies. We believe the world is becoming more reliant on ever-increasing amounts of data flowing through optical networks and data centers. Lumentum's products and technology enable the scaling of these optical networks and data centers to higher capacities. We expect that the accelerating shift to digital and virtual approaches to many aspects of work and life will continue into the future. Virtual meetings, video calls, and hybrid in-person and virtual environments for work and other aspects of life will continue to drive strong needs for bandwidth growth and present dynamic new challenges that our technology addresses. As manufacturers demand higher levels of precision, new materials, and factory and energy efficiency, suppliers of manufacturing tools globally are turning to laser-based approaches, including the types of lasers Lumentum supplies. Laser-based 3D sensing and LiDAR for security, industrial and automotive applications are rapidly developing markets. The technology enables computer vision applications that enhance security, safety, and new functionality in the electronic devices that people rely on every day. The use of LiDAR and in-cabin 3D sensing in automobile and delivery vehicles over time significantly adds to our long-term market opportunity. Frictionless and contactless biometric security and access control is of increasing focus globally given the world's experience with the COVID-19 pandemic. Additionally, we expect 3D-enabled machine vision solutions to expand significantly in industrial applications in the coming years.

To maintain and grow our market and technology leadership positions, we are continually investing in new and differentiated products and technologies and customer programs that address both nearer-term and longer-term growth opportunities, both organically and through acquisitions, as well as continually improving and optimizing our operations. Over many years, we have developed close relationships with market leading customers. We seek to use our core optical and photonic technology and our volume manufacturing capability to expand into attractive emerging markets that benefit from advantages that optical or photonics-based solutions provide.

Mergers and Acquisitions

NeoPhotonics Merger

On August 3, 2022 (the "Closing date"), we completed our merger with NeoPhotonics Corporation ("NeoPhotonics"). The addition of NeoPhotonics expands our opportunities in some of the fastest growing markets for optical components used in cloud and telecom network infrastructure. The integrated company is better positioned to serve the needs of a global customer base who are increasingly utilizing photonics to accelerate the shift to digital and virtual approaches to work and life, the proliferation of IoT, 5G, and next-generation mobile networks, and the transition to advanced cloud computing architectures.

Under the terms of the merger agreement, NeoPhotonics stockholders received $16.00 per share for each of the NeoPhotonics common stock they own at the Closing date. As a result, we paid $867.3 million of cash consideration to shareholders of NeoPhotonics on the Closing date.

As contemplated by the merger agreement, on January 14, 2022, Lumentum and NeoPhotonics entered into a credit agreement where Lumentum agreed to make term loans ("loans") to NeoPhotonics in an aggregate principal amount not to exceed $50.0 million to help fund capital expenditures and increase working capital associated with NeoPhotonics' growth plans. During fiscal 2022, we funded a $30.0 million loan request to NeoPhotonics. On August 1, 2022, we funded an additional $20.0 million loan request to NeoPhotonics. The interest was payable monthly in arrears on the first day of each month. The loans would have matured on January 14, 2024, unless earlier repaid or accelerated. The $50.0 million loans in aggregate were not settled at the Closing date, and therefore, were included as part of the total purchase price consideration.

We paid $22.6 million cash consideration to shareholders of NeoPhotonics for the vested and accelerated NeoPhotonics equity awards, of which $13.6 million was allocated to the purchase price consideration. The remaining $9.0 million related to the payment of change-in-control provisions for certain executives, which were recognized as post-combination expenses due to the dual-trigger nature of the arrangements. Additionally, we issued replacement equity awards (the "Replacement Awards") in settlement of certain NeoPhotonics equity awards that did not become vested at the Closing date, with the total fair value of $40.2 million based on our closing stock price on the Closing date. The portion of Replacement Awards attributed to pre-merger service was recorded as part of the consideration transferred, which was $3.5 million.

The total transaction consideration of $934.4 million was funded by the cash balances of the combined company. We also recorded $28.7 million of merger-related costs, representing professional and other direct acquisition costs. Of the $28.7 million of merger-related costs, $8.3 million was incurred in fiscal year 2022 and $20.4 million was incurred in fiscal year 2023, which was recorded as selling, general and administrative expense in the consolidated statements of operations.

Acquisition of IPG Photonics' Telecom Transmission Product Lines

On August 15, 2022, we completed a transaction to acquire IPG Photonics' telecom transmission product lines ("IPG telecom transmission product lines") that develop and market products for use in telecommunications and datacenter infrastructure, including Digital Signal Processors ("DSPs"), ASICs and optical transceivers. This acquisition enables us to expand our business in the OpComms segment. The total purchase price of $55.9 million was paid in cash. Refer to "Note 4. Business Combination" to the consolidated financial statements for additional information.

We evaluate strategic opportunities regularly and, where appropriate, may acquire additional businesses, products, or technologies that are complementary to, or broaden the markets for our products. We believe we have strengthened our business model by expanding our addressable markets, customer base and expertise, diversifying our product portfolio and fortifying our core businesses from acquisitions as well as through organic initiatives.

Impact of COVID-19 to Our Business

We continue to monitor the COVID-19 pandemic and actively assess potential implications to our business, supply chain, customer fulfillment sites, support operations and customer demand. We also continue to take appropriate measures to protect the health and safety of our employees and to create and maintain a safe working environment. While the effects of the COVID-19 pandemic have been lessening, if the adverse effects of COVID-19 or related responses of business or governments become more severe and prevalent or prolonged in the locations where we, our customers, suppliers or contract manufacturers conduct business, our business and results of operations could be materially and adversely affected in the future periods.

For more information on risks associated with the COVID-19 outbreak and regulatory actions, refer Item 1A "Risk Factors" of this Annual Report.

Supply Chain Constraints

Our business and our customers' businesses have been negatively impacted by worldwide logistics and supply chain issues, including constraints on available cargo capabilities and limited availability of once broadly available supplies of both raw materials and finished components. COVID-19 also created dynamics in the semiconductor component supply chains that have led to shortages of the types of components we and our customers require in our products. Although the supply chain constraints have improved in the latter half of fiscal 2023, these shortages impacted our ability to meet demand and generate revenue from certain products in fiscal 2022 and fiscal 2023. If these shortages happen again in the future, they will impact our ability to supply our products to our customers and may reduce our revenue and profit margin. In addition, if our customers are unable to procure needed semiconductor components, this could reduce their demand for our products and reduce our revenue. The impact of semiconductor component shortages may continue in the near term with the exhaustion of supplier and customer buffer inventories and safety stocks. Due to the global supply chain constraints, we had to incur incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers.

In addition, in response to component shortages, certain of our customers accumulated inventory that they are now managing down as supply conditions improve. Accordingly, ordering patterns are difficult to predict and have declined from recent periods. For example, in the third quarter of fiscal 2023, a significant network equipment manufacturer informed us that due to their inventory management, it would not take the shipments we had originally projected for the quarter. These trends continued through the end of fiscal 2023 and we expect some level of inventory management by our customers will continue to impact our business during fiscal 2024.

For more information on risks associated with supply chain constraints and customer inventory, refer to Item 1A "Risk Factors" of this Annual Report.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as set forth in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC"). We also consider the various staff accounting bulletins and other applicable guidance issued by the United States Securities and Exchange Commission ("SEC"). GAAP, as set forth within the ASC, requires us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Inventory Valuation
- Revenue Recognition
- Income Taxes
- Business Combinations
- Goodwill and Intangible Assets - Impairment Assessment

Inventory Valuation

Our inventories are recorded at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. We assess the value of our inventories on a quarterly basis and write down those inventories which are obsolete or in excess of our forecasted demand to the lower of their cost or estimated net realizable value.

Our estimates of forecasted demand are based upon our analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. Our product line management personnel play a key role in our excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. If actual market conditions are less favorable than our forecasts, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs. If actual market conditions are more favorable than anticipated, inventories previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Our inventories are sensitive to technical obsolescence in the near term due to the use in industries characterized by the continuous introduction of new product lines, rapid technological advances, and product obsolescence. Based on certain assumptions and judgments made from the information available at that time, we determine the amount of allowance for

potential inventory obsolescence. If these estimates and related assumptions or the market changes, we may be required to record additional reserves. Historically, actual results have not varied materially from our estimates.

Revenue Recognition

Pursuant to Topic 606, our revenues are recognized upon the application of the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenues when, or as, the contractual performance obligations are satisfied.

The majority of our revenue comes from product sales, consisting of sales of Lasers and OpComms hardware products to our customers. Our revenue contracts generally include only one performance obligation. Revenues are recognized at a point in time when control of the promised goods or services are transferred to our customers upon shipment or delivery of goods or rendering of services, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We have entered into vendor managed inventory ("VMI") programs with our customers. Under these arrangements, we receive purchase orders from our customers, and the inventory is shipped to the VMI location upon receipt of the purchase order. The customer then pulls the inventory from the VMI hub based on its production needs. Revenue under VMI programs is recognized when control transfers to the customer, which is generally once the customer pulls the inventory from the hub.

Revenue from all sales types is recognized at the transaction price. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer adjusted for estimated variable consideration, if any. We typically estimate the impact on the transaction price for discounts offered to the customers for early payments on receivables or net of accruals for estimated sales returns. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We allocate the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar customer in similar circumstances.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by us from a customer and deposited with the relevant government authority, are excluded from revenue.

Our revenue arrangements do not contain significant financing components as our standard payment terms are less than one year.

If a customer pays consideration, or we have a right to an amount of consideration that is unconditional before we transfer a good or service to the customer, those amounts are classified as deferred revenue or deposits received from customers which are included in other current liabilities or other long-term liabilities when the payment is made or it is due, whichever is earlier.

Transaction Price Allocated to the Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performances obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Unsatisfied and partially unsatisfied performance obligations consist of contract liabilities and non-cancellable backlog. Non-cancellable backlog includes goods and services for which customer purchase orders have been accepted that are scheduled or in the process of being scheduled for shipment. A portion of our revenue arises from vendor managed inventory arrangements where the timing and volume of customer utilization is difficult to predict.

Warranty

Hardware products regularly include warranties to the end customers such that the product continues to function according to published specifications. We typically offer a twelvemonth warranty for most of our products. However, in some instances depending upon the product, specific market, product line and geography in which we operate, and what is common in the industry, our warranties can vary and range from six months to five years. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified.

Therefore, warranties are not considered separate performance obligations in the arrangement. Instead, the expected cost of warranty is accrued as expense in accordance with authoritative guidance.

We provide reserves for the estimated costs of product warranties that we record as cost of sales at the time revenue is recognized. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if discrete technical problems arise.

Shipping and Handling Costs

We record shipping and handling costs related to revenue transactions within cost of sales as a period cost.

Contract Costs

We recognize the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, we recognize commissions as expense when incurred, as the amortization period of the commission asset we would have otherwise recognized is less than one year.

Contract Balances

We record accounts receivable when we have an unconditional right to consideration. Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and deferred revenue, where we have unsatisfied performance obligations. Contract liabilities are classified as deferred revenue and customer deposits and are included in other current liabilities within our consolidated balance sheet. Payment terms vary by customer. The time between invoicing and when payment is due is not significant.

The following table reflects the changes in contract balances as of July 1, 2023 (*in millions, except percentages*):

Contract balances	Balance sheet location	July 1, 2023	July 2, 2022	Change	Percentage Change
Accounts receivable, net	Accounts receivable, net	$ 246.1	$ 262.0	$ (15.9)	(6.1)%
Deferred revenue and customer deposits	Other current liabilities	$ 2.1	$ —	$ 2.1	100.0 %

Disaggregation of Revenue

We disaggregate revenue by geography and by product. Refer to "Note 19. Revenue Recognition" to the consolidated financial statements for a presentation of disaggregated revenue. We do not present other levels of disaggregation, such as by type of products, customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our Chief Operating Decision Maker ("CODM") to manage the business.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, taxable income in prior years, if carry-back is permitted under the law, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time.

We are subject to income tax audits by the respective tax authorities of the jurisdictions in which we operate. The determination of our income tax liabilities in each of these jurisdictions requires the interpretation and application of complex, and sometimes uncertain, tax laws and regulations. The authoritative guidance on accounting for income taxes prescribes both recognition and measurement criteria that must be met for the benefit of a tax position to be recognized in the financial statements. If a tax position taken, or expected to be taken, in a tax return does not meet such recognition or measurement criteria, an unrecognized tax benefit liability is recorded. If we ultimately determine that an unrecognized tax benefit liability is no longer necessary, we reverse the liability and recognize a tax benefit in the period in which it is determined that the unrecognized tax benefit liability is no longer necessary.

Our income tax provision is highly dependent upon the geographic distribution of our worldwide earnings or losses, tax laws and regulations in various jurisdictions, tax incentives, the availability of tax credits and loss carryforwards, and the effectiveness of our tax planning strategies. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that we make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on our tax provision in a future period.

Business Combinations

In accordance with the guidance for business combinations, we determine whether a transaction or event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and noncontrolling interest, if any, in the acquired entity. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

We allocate the fair value of purchase consideration to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We make significant estimates and assumptions to determine assets acquired and liabilities assumed, in particular intangible assets and pre-acquisition contingencies, as applicable.

Critical estimates in valuing intangible assets include, but are not limited to, discount rates and future expected cash flows from customer relationships, acquired developed technology and acquired in-process research and development assets. Our estimates of fair value are based upon assumptions using the best information available. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ materially from these estimates.

We may identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether these contingencies should be included as a part of the fair value of assets acquired and liabilities assumed and, if so, the amounts to be included.

Certain estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts to our preliminary estimates is recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of fair value of assets and liabilities, whichever is earlier, the adjustments will affect our earnings. Although we believe that the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill and Intangible Assets - Impairment Assessment

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test goodwill impairment on an annual basis in the fiscal fourth quarter and at any other time when events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. Unanticipated events and circumstances may occur that affect the accuracy of our assumptions, estimates and judgments. For example, if the price of our common stock were to significantly decrease combined with other adverse changes in market conditions, thus indicating that the underlying fair value of our reporting units may have decreased, we may reassess the value of our goodwill in the period such circumstances were identified.

If we determine that, as a result of the qualitative assessment, it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative test by estimating the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, we record goodwill impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its fair value, not to exceed the carrying amount of goodwill. Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and the determination of appropriate market comparables.

We make judgments about the recoverability of purchased finite lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. In such situations, we are required to evaluate whether the net book values of our finite lived intangible assets are recoverable. We determine whether finite lived intangible assets are recoverable based upon the forecasted future cash flows that are expected to be generated by the lowest level associated asset grouping. Assumptions and estimates about future values and remaining useful lives of our intangible assets are complex and subjective and include, among others, forecasted undiscounted cash flows to be generated by certain asset groupings. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts.

Recently Issued Accounting Pronouncements

Refer to "Note 2. Recently Issued Accounting Pronouncements" to the consolidated financial statements.

Results of Operations

The results of operations for the periods presented are not necessarily indicative of results to be expected for future periods. The following table summarizes selected consolidated statements of operations items as a percentage of net revenue:

| | Years Ended | | |
	July 1, 2023	July 2, 2022	July 3, 2021
Segment net revenue:			
OpComms	88.2 %	88.7 %	93.0 %
Lasers	11.8	11.3	7.0
Net revenue	100.0	100.0	100.0
Cost of sales	63.0	50.3	51.5
Amortization of acquired developed intangibles	4.8	3.7	3.5
Gross profit	32.2	46.0	44.9
Operating expenses:			
Research and development	17.4	12.9	12.3
Selling, general and administrative	19.7	15.5	13.9
Restructuring and related charges	1.6	(0.1)	0.4
Merger termination fee and related costs, net	—	—	(11.9)
Total operating expenses	38.7	28.3	14.7
Income (loss) from operations	(6.5)	17.7	30.2
Interest expense	(2.0)	(4.7)	(3.8)
Other income, net	2.8	0.7	0.2
Income (loss) before income taxes	(5.7)	13.7	26.6
Income tax provision	1.7	2.1	3.8
Net income (loss)	(7.4)%	11.6 %	22.8 %

Financial Data for Fiscal 2023, 2022, and 2021

The following table summarizes selected consolidated statements of operations items (*in millions, except for percentages*):

	2023	2022	Change	Percentage Change	2022	2021	Change	Percentage Change
Segment net revenue:								
OpComms	$1,557.8	$1,518.5	$ 39.3	2.6 %	$1,518.5	$1,620.7	$ (102.2)	(6.3)%
Lasers	209.2	194.1	15.1	7.8	194.1	122.1	72.0	59.0
Net revenue	$1,767.0	$1,712.6	$ 54.4	3.2 %	$1,712.6	$1,742.8	$ (30.2)	(1.7)%
Gross profit	$ 569.0	$ 788.6	$ (219.6)	(27.8)%	$ 788.6	$ 783.1	$ 5.5	0.7 %
Gross margin	32.2 %	46.0 %			46.0 %	44.9 %		
Research and development	$ 307.8	$ 220.7	$ 87.1	39.5 %	$ 220.7	$ 214.5	$ 6.2	2.9 %
Percentage of net revenue	17.4 %	12.9 %			12.9 %	12.3 %		
Selling, general and administrative	$ 348.8	$ 265.7	$ 83.1	31.3 %	$ 265.7	$ 241.4	$ 24.3	10.1 %
Percentage of net revenue	19.7 %	15.5 %			15.5 %	13.9 %		
Restructuring and related charges	$ 28.1	$ (1.1)	$ 29.2	N/A	$ (1.1)	$ 7.7	$ (8.8)	(114.3)%
Percentage of net revenue	1.6 %	(0.1)%			(0.1)%	0.4 %		
Merger termination fee and related costs, net	$ —	$ —	$ —	— %	$ —	$ (207.5)	$ 207.5	N/A
Percentage of net revenue	— %	— %			— %	(11.9)%		

Net Revenue

Net revenue increased by $54.4 million, or 3.2%, during fiscal 2023 as compared to fiscal 2022, due to a $39.3 million increase in OpComms revenue and a $15.1 million increase in Lasers revenue.

Within OpComms, Telecom and Datacom increased by $315.8 million primarily due to $340.4 million of revenue attributable to the NeoPhotonics acquisition. Additionally, the supply chain shortage in fiscal 2022 was partially relieved, allowing us to meet more customer demand during fiscal 2023. The increase was offset by $67.8 million decrease in Datacom due to reduction in demand associated with inventory management and build-up at our customers and slowing of cloud data center customer capital spending. Industrial and Consumer decreased by $276.5 million primarily due to higher market competition and reflects share normalization in the market.

Lasers net revenue increased by $15.1 million, or 7.8%, during fiscal 2023 as compared to fiscal 2022, primarily due to a return in customer demand for our kilowatt class fiber lasers following a recovery in industrial production earlier in fiscal 2023.

Net revenue decreased by $30.2 million, or 1.7%, during fiscal 2022 as compared to fiscal 2021 due to a $102.2 million decrease in OpComms revenue, partially offset by a $72.0 million increase in Lasers revenue.

OpComms net revenue decreased by $102.2 million, or 6.3%, during fiscal 2022 as compared to fiscal 2021. Within OpComms, Telecom and Datacom decreased by $51.0 million primarily a result of continued material and component shortages for our Telecom products, which impacted our ability to meet demand. Industrial and Consumer decreased by $51.2 million primarily due to a decrease in average selling price for our chips as a result of a smaller chips design.

Lasers net revenue increased by $72.0 million, or 59.0%, during fiscal 2022 as compared to fiscal 2021, primarily due to a return in customer demand for our kilowatt class fiber lasers following the recent recovery in industrial production.

During our fiscal 2023, 2022 and 2021, net revenue generated from a single customer which represented 10% or greater of total net revenue is summarized as follows:

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Apple	12.1 %	28.7 %	30.2 %
Ciena	15.3 %	12.6 %	10.1 %
Huawei	*	*	10.8 %
Nokia	10.5 %	*	*
*Represents less than 10% of total net revenue.			

Revenue by Region

We operate in three geographic regions: Americas, Asia-Pacific, and EMEA (Europe, Middle East, and Africa). Net revenue is assigned to the geographic region and country where our product is initially shipped to. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers. The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that represented 10% or more of our total net revenue *(in millions, except percentage data):*

	Years Ended					
	July 1, 2023		July 2, 2022		July 3, 2021	
Net revenue:						
Americas:						
United States	$ 241.3	13.7 %	$ 173.9	10.2 %	$ 133.4	7.7 %
Mexico	180.0	10.2	160.9	9.4	134.8	7.7
Other Americas	9.3	0.5	12.1	0.7	12.1	0.7
Total Americas	$ 430.6	24.4 %	$ 346.9	20.3 %	$ 280.3	16.1 %
Asia-Pacific:						
Thailand	$ 269.0	15.2 %	$ 102.3	5.9 %	$ 116.8	6.7 %
Hong Kong	246.7	14.0	458.2	26.7	546.3	31.3
South Korea	170.2	9.6	265.2	15.5	240.0	13.8
Japan	179.5	10.2	181.2	10.6	114.7	6.6
Other Asia-Pacific	276.3	15.6	242.4	14.2	304.5	17.5
Total Asia-Pacific	$1,141.7	64.6 %	$1,249.3	72.9 %	$1,322.3	75.9 %
EMEA	$ 194.7	11.0 %	$ 116.4	6.8 %	$ 140.2	8.0 %
Total net revenue	$1,767.0		$1,712.6		$1,742.8	

During fiscal 2023, 2022 and 2021, net revenue from customers outside the United States, based on customer shipping location, represented 86.3%, 89.8% and 92.3% of net revenue, respectively.

Our net revenue is primarily denominated in U.S. dollars, including our net revenue from customers outside the United States as presented above. We expect revenue from customers outside of the United States to continue to be an important part of our overall net revenue and a focus for net revenue growth opportunities. However, regulatory and enforcement actions by the United States and other governmental agencies, as well as changes in tax and trade policies and tariffs, have impacted and may continue to adversely impact net revenue from customers outside the United States.

Gross Margin and Segment Gross Margin

The following table summarizes segment gross profit and gross margin for fiscal 2023, 2022 and 2021 (*in millions, except for percentages*):

	Gross Profit			Gross Margin		
	Years Ended			Years Ended		
	2023	2022	2021	2023	2022	2021
OpComms	$ 665.5	$ 780.9	$ 830.2	42.7 %	51.4 %	51.2 %
Lasers	98.0	102.1	57.3	46.8 %	52.6 %	46.9 %
Segment total	$ 763.5	$ 883.0	$ 887.5	43.2 %	51.6 %	50.9 %
Unallocated corporate items:						
Stock-based compensation	(30.1)	(20.8)	(19.2)			
Amortization of acquired intangibles	(84.4)	(62.9)	(61.7)			
Amortization of inventory fair value adjustments	(17.8)	—	—			
Inventory and fixed asset write down due to product line exits	—	(0.1)	(0.4)			
Integration related costs	(12.1)	—	—			
Intangible asset write-off [1]	(6.8)	—	—			
Other charges, net [2]	(43.3)	(10.6)	(23.1)			
Total	$ 569.0	$ 788.6	$ 783.1	32.2 %	46.0 %	44.9 %

[1] During fiscal 2023, we recorded $6.8 million of write-off of developed technologies acquired from IPG, primarily due to product discontinuation as well as changes in customer demand.

[2] Other charges of unallocated corporate items during fiscal 2023 primarily relate to $32.5 million of incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand and $2.7 million of excess and obsolete inventory charges driven by U.S. trade restrictions and the related decline in customer demand.

Other charges of unallocated corporate items during fiscal 2022 primarily relate to $14.0 million of incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand, offset by a $5.9 million gain from selling equipment that was no longer needed after we transferred certain product lines to new production facilities in fiscal 2021.

Other charges of unallocated corporate items during fiscal 2021 primarily relate to costs of transferring product lines to new production facilities, including Thailand, of $6.9 million, excess and obsolete inventory charges of $7.7 million driven by U.S. trade restrictions and the related decline in customer demand, and fixed asset write-off of $5.0 million associated with excess capacity related to our Fiber laser business.

The unallocated corporate items for the periods presented include the effects of amortization of acquired developed technologies and other intangibles, share-based compensation and certain other charges. We do not allocate these items to the gross margin for each segment because management does not include such information in measuring the performance of the operating segments.

Gross Margin

Gross margin in fiscal 2023 decreased to 32.2% from 46.0% in fiscal 2022, primarily driven by lower gross margin from our OpComms segment, as discussed further below. The lower gross margin was also driven by an aggregate $21.5 million higher amortization of intangible assets due to the NeoPhotonics merger and the acquisition of IPG telecom transmission product lines, $18.5 million higher incremental cost of sales related to components previously acquired from various brokers to satisfy customer demand, $17.8 million of amortization of acquired inventory step-up, and $17.4 million higher inventory excess and obsolete charges primarily due to company-wide integration efforts as a result of the NeoPhotonics merger and transitions to the next generation of products. Additionally, gross margin was negatively impacted by factory underutilization as a result of a drop in demand as customers actively work to reduce their elevated inventory levels.

Gross margin in fiscal 2022 increased to 46.0% from 44.9% in fiscal 2021, driven by higher gross margin from the Lasers segment due to the higher manufacturing levels and improved factory utilization as a result of return in customer demand for our kilowatt class fiber products following the recent recovery in industrial production. However, these improvements in gross margin were partially offset by $14.0 million of charges to acquire components from various brokers to satisfy customer demand.

The markets in which we sell products are consolidating, undergoing product, architectural and business model transitions, have high customer concentrations, are highly competitive, are price sensitive and/or are affected by customer seasonal and have variant buying patterns. We expect these factors to result in variability of our gross margin.

Due to the global supply chain constraint, we incurred incremental supply and procurement costs in order to increase our ability to fulfill demands from our customers. As of July 1, 2023, our inventory balance includes $6.1 million of incremental supply and procurement costs.

Segment Gross Margin

OpComms

OpComms gross margin in fiscal 2023 decreased to 42.7% as compared from 51.4% in fiscal 2022. The decrease was primarily due to a less profitable mix of products, including lower sales of higher margin imaging and sensing products, as well as higher sales of lower margin telecom products due to the merger with NeoPhotonics. Additionally, OpComms gross margin was negatively impacted by factory underutilization as a result of a drop in demand as customers actively work to reduce their elevated inventory levels.

OpComms gross margin in fiscal 2022 remained relatively flat at 51.4% compared to 51.2% in fiscal 2021.

Lasers

Lasers gross margin in fiscal 2023 decreased to 46.8% from 52.6% in fiscal 2022. The decrease was primarily due to lower revenue from high margin solid-state lasers, as well as increased excess and obsolete charges due to transitions to the next generation of products.

Lasers gross margin in fiscal 2022 increased to 52.6% from 46.9% in fiscal 2021. The increase was primarily due to the higher manufacturing levels and improved factory utilization as a result of return in customer demand for our kilowatt class fiber products following the recent recovery in industrial production.

Research and Development ("R&D")

R&D expense increased by $87.1 million, or 39.5%, in fiscal 2023 as compared to fiscal 2022. The increase in R&D expense is attributable to an increase in payroll and employee compensation related expenses due to additional headcount from the merger with NeoPhotonics and the acquisition of IPG telecom transmission product lines. In addition, we recognized a $12.9 million write-off of in-process research and development intangible assets associated with our NeoPhotonics acquisition for projects that we will no longer pursue.

R&D expense increased by $6.2 million, or 2.9%, in fiscal 2022 as compared to fiscal 2021. The increase in R&D expense was primarily driven by a $4.1 million increase in new product development activities in our factories, and a $2.6 million increase in share-based compensation.

We believe that continuing our investments in R&D is critical to attaining our strategic objectives. Despite signs of a weaker macroeconomic environment, we plan to continue to invest in R&D and new products that we believe will further differentiate us in the marketplace and we expect to continue to invest significant R&D in the future.

Selling, General and Administrative ("SG&A")

SG&A expense increased by $83.1 million, or 31.3%, in fiscal 2023 as compared to fiscal 2022. The increase in SG&A expense was primarily driven by an increase in payroll and employee compensation related expenses due to additional headcount from the merger with NeoPhotonics and higher stock-based compensation. The increase was also attributable to incremental facility costs and $20.7 million of incremental amortization of intangibles due to the NeoPhotonics merger and the acquisition of IPG telecom transmission product lines. Additionally, in connection with the NeoPhotonics merger, certain equity awards for NeoPhotonics employees were accelerated. We recognized $11.9 million of stock-based compensation associated with the acceleration during the first quarter of fiscal year 2023. We also recognized $11.5 million of merger and acquisition related costs, primarily professional service fees and retention expenses related to the NeoPhotonics merger and the acquisition of IPG telecom transmission product lines. Furthermore, we recognized $7.8 million of expense with respect to the pending settlement of certain non-ordinary course litigation matters. For a description of our material pending legal proceedings, refer to "Note 17. Commitments and Contingencies" to the consolidated financial statements.

SG&A expense increased by $24.3 million, or 10.1%, in fiscal 2022 as compared to fiscal 2021. The increase in SG&A expense for fiscal 2022 was primarily due to a $13.9 million increase in outside services and professional fees related to the NeoPhotonics acquisition and increased investments in information technology and professional service fees for optimizing our international legal structure, as well as a $6.0 million increase in share-based compensation primarily due to increased employee headcount.

From time to time, we incur expenses that are not part of our ordinary operations, such as mergers and acquisition-related and litigation expenses, which generally increase our SG&A expenses and potentially impact our profitability expectations in any particular period.

Restructuring and Related Charges

We have initiated various strategic restructuring events primarily intended to reduce costs, consolidate our operations, rationalize the manufacturing of our products, align our business in response to market conditions, and as a result of our merger with NeoPhotonics.

During fiscal 2023, we recorded restructuring and related charges of $28.1 million, which were primarily attributable to company-wide integration efforts as a result of the merger with NeoPhotonics, our cost reduction initiatives, as well as severance and employee-related benefits associated with NeoPhotonics' executive severance and retention agreements. These agreements provided for payments and benefits upon an involuntary termination of employment under certain circumstances.

During fiscal 2022, we recorded a net reversal to our restructuring and related charges of $1.1 million, which was attributable to lower than anticipated employee severance charges primarily as a result of retaining and re-assigning certain employees.

During fiscal 2021, we recorded $7.7 million in restructuring and related charges in our consolidated statements of operations. The charges were primarily attributable to severance charges associated with the decision to move certain manufacturing from San Jose, California, as well as other cost reduction measures taken across the Company impacting all regions.

Refer to "Note 12. Restructuring and Related Charges" to the consolidated financial statements.

Merger Termination Fee and Related Costs, Net

On January 18, 2021, we entered into a merger agreement with Coherent, under which we would acquire all outstanding shares of Coherent common stock. In March 2021, Coherent terminated the merger agreement and paid us a termination fee of $217.6 million in accordance with the merger agreement. For the year ended July 3, 2021, we recorded $217.6 million gain related to the receipt of a termination fee from Coherent in March 2021 as a result of the termination of the merger agreement. This gain was offset by $10.1 million of Coherent acquisition related charges and the net balance of $207.5 million is presented as "merger termination fee and related costs, net" in our consolidated statements of operations for the year ended July 3, 2021.

Interest Expense

Our interest expense is as follows for the years presented (*in millions*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Interest expense	$ 35.5	$ 80.2	$ 66.7

Interest expense is driven by the amortization of the debt discount and issuance costs of our convertible notes.

Interest expense in fiscal 2023 decreased by $44.7 million, or 55.7%, from fiscal 2022, primarily due to the adoption of ASU 2020-06 in our first quarter of fiscal 2023, which requires us to record each of our 2026 Notes and 2028 Notes as a single liability, measured at amortized cost, eliminating the interest expense associated with the debt discount.

Interest expense in fiscal 2022 increased by $13.5 million, or 20.2%, from fiscal 2021, as a result of issuing $861.0 million in aggregate principal amount of 2028 Notes in March 2022.

Other Income, Net

The components of other income, net are as follows for the years presented (*in millions*):

| | Years Ended | | |
	July 1, 2023	July 2, 2022	July 3, 2021
Foreign exchange gains (losses), net	$ 7.0	$ 6.1	$ (4.4)
Interest and investment income	40.8	6.1	5.7
Other income (expense), net	1.0	(0.2)	1.5
Other income, net	$ 48.8	$ 12.0	$ 2.8

Other income, net in fiscal 2023 increased by $36.8 million from fiscal 2022 due to an increase in interest and investment income of $34.7 million driven by an increase in interest rates on our fixed income securities and increase in net foreign exchange gain of $0.9 million as a result of the strengthening of the U.S. dollar relative to most foreign currencies. Additionally, concurrent with the issuance of the 2029 Notes, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes. We recognized a gain of $1.0 million related to the repurchase, which was recorded under other income, net in fiscal 2023.

Other income, net in fiscal 2022 increased by $9.2 million from fiscal 2021 primarily due to $10.5 million more in foreign exchange gains as a result of a strengthening U.S. dollar relative to other foreign currencies, offset by $1.7 million decrease in other income.

(in millions)	Years Ended		
	July 1, 2023	**July 2, 2022**	**July 3, 2021**
Income tax provision	$ 29.2	$ 36.2	$ 65.8

Our provision for income taxes for fiscal 2023 differs from the 21% U.S. statutory rate primarily due to the income tax expense from foreign income inclusions in the U.S., earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate and non-deductible stock-based compensation. Additionally, our provision for income taxes includes income tax benefits from various tax credits and change in valuation allowance as it is more-likely-than-not that certain deferred tax assets will be realizable in the future. During fiscal 2023, we also effectuated certain tax planning actions which reduced the amount of Base Erosion Anti-Abuse Tax (BEAT) for fiscal 2022.

Our provision for income taxes for fiscal 2022 differs from the 21% U.S. statutory rate primarily due to the income tax benefit from earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate, offset by the tax expense from foreign income inclusions in the U.S. Additionally, our provision for income taxes includes income tax benefits from various tax credits, offset by an income tax expense from non-deductible stock-based compensation and change in valuation allowance as it is not more-likely-than-not that certain deferred tax assets will be realizable in the future.

Our provision for income taxes for fiscal 2021 differs from the 21% U.S. statutory rate primarily due to the income tax benefit from earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate, which is offset by the tax expense from foreign income inclusions in the U.S. Additionally, our provision for income taxes includes income tax benefit from various tax credits and non-U.S. statutory rate changes enacted during the year, offset by an income tax expense from non-deductible stock-based compensation and change in valuation allowance as it is not more-likely-than-not that certain deferred tax assets will be realizable in the future.

Our provision for incomes taxes may be affected by changes in the geographic mix of earnings, acquisitions, changes in the realizability of deferred tax assets, changes in contingent tax liabilities, the results of income tax audits, settlements with tax authorities, the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, and changes in tax laws and regulations. It is also possible that significant negative or positive evidence may become available that causes us to change our conclusion regarding whether a valuation allowance is needed on certain of our deferred tax assets, which would affect our income tax provision in the period of such change. For additional information, refer to Item 1A "Risk Factors" of this Annual Report.

Defined Benefit Plans

The Company sponsors defined benefit pension plans covering employees in Japan, Switzerland, and Thailand. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. The funding policy is consistent with the local requirements of each country. As of July 1, 2023, the defined benefit plans in Switzerland were partially funded, while defined benefit plans in Japan and Thailand were unfunded. As of July 1, 2023, our projected benefit obligations, net, in Japan, Switzerland, and Thailand were $4.2 million, $3.3 million and $3.9 million, respectively. They were recorded in our consolidated balance sheets as accrued payroll and related expenses for the current portion while other non-current liabilities for the non-current portion, and represent the total projected benefit obligation ("PBO") less the fair value of plan assets.

A key actuarial assumption in calculating the net periodic cost and the PBO is the discount rate. Changes in the discount rate impact the interest cost component of the net periodic benefit cost calculation and PBO due to the fact that the PBO is calculated on a net present value basis. Decreases in the discount rate will generally increase pre-tax cost, recognized expense and the PBO. Increases in the discount rate tend to have the opposite effect. We estimate a 100 basis point decrease or increase in the discount rate would cause a corresponding increase or decrease of $20.4 million or $14.7 million, respectively, in the PBO based upon data as of July 1, 2023.

We expect to contribute $2.2 million to our defined benefit pension plans in fiscal 2024.

Financial Condition

Liquidity and Capital Resources

As of July 1, 2023 and July 2, 2022, our cash and cash equivalents of $859.0 million and $1,290.2 million, respectively, were largely held in the United States. As of July 1, 2023 and July 2, 2022, our short-term investments of $1,154.6 million and $1,258.8 million, respectively, were all held in the United States. Cash equivalents and short-term investments are primarily comprised of money market funds, treasuries, agencies, high quality investment grade fixed income securities, certificates of deposit, and commercial paper. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements.

The total amount of cash outside the United States held by the non-U.S. entities as of July 1, 2023 was $298.4 million, which was primarily held by entities incorporated in the United Kingdom, the British Virgin Islands, Japan, Hong Kong, China, Switzerland, the Cayman Islands, and Thailand. Although the cash currently held in the United States, as well as the cash generated in the United States from future operations, is expected to cover our normal operating requirements, a substantial amount of additional cash could be required for other purposes, such as capital expenditures to support our business and growth, including costs associated with increasing internal manufacturing capabilities, particularly in our Thailand facility, strategic transactions and partnerships, and future acquisitions.

Our intent is to indefinitely reinvest funds held outside the United States and, except for the funds held in the Cayman Islands, the British Virgin Islands, and Hong Kong, as well as certain subsidiaries in China and Japan, our current plans do not demonstrate a need to repatriate them to fund our domestic operations. However, if in the future, we encounter a significant need for liquidity domestically or at a particular location that we cannot fulfill through borrowings, equity offerings, or other internal or external sources, or the cost to bring back the money is not significant from a tax perspective, we may determine that cash repatriations are necessary or desirable. Repatriation could result in additional material taxes. These factors may cause us to have an overall tax rate higher than other companies or higher than our tax rates in the past. Additionally, if conditions warrant, we may seek to obtain additional financing through debt or equity sources. To the extent we issue additional shares, it may create dilution to our existing stockholders. However, any such financing may not be available on terms favorable to us or may not be available at all.

Beginning in fiscal 2023, the Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize research and development expenditures and amortize domestic expenditures over five years and foreign expenditures over fifteen years. This will delay deductibility of these expenses and potentially increase the amount of cash taxes we pay in the next several years.

Indebtedness

On June 16, 2023, we issued $603.7 million in aggregate principal amount of 2029 Notes. The net proceeds from the issuance of the 2029 Notes was $599.4 million, after deducting $4.3 million of net issuance costs. In addition, we incurred $0.8 million of professional fees directly related to this transaction. Concurrent with the issuance of the 2029 Notes, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes and $125.0 million of the net proceeds to repurchase our common stock in privately negotiated transactions. Refer to "Note 10. Debt" to the consolidated financial statements.

As of July 1, 2023, the net carrying amount of our 2029 Notes of $598.6 (principal balance of $603.7 million maturing in 2029) is presented in non-current liabilities. If the closing price of our stock exceeds $90.40 for 20 of the last 30 trading days in any future quarter, our 2029 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt would be reclassified to current liabilities in our consolidated balance sheets.

As of July 1, 2023, the net carrying amount of our 2028 Notes of $855.5 million (principal balance of $861.0 million maturing in 2028) is presented in non-current liabilities. If the closing price of our stock exceeds $170.34 for 20 of the last 30 trading days in any future quarter, our 2028 Notes would also become convertible at the option of the holders and the debt component would be reclassified to current liabilities in our condensed consolidated balance sheet.

As of July 1, 2023, the net carrying amount of our 2026 Notes of $1,045.9 million (principal balance of $1,050.0 maturing in 2026) is presented in non-current liabilities. If the closing price of our stock exceeds $129.08 for 20 of the last 30 trading days in any future quarter, our 2026 Notes would also become convertible at the option of the holders and the debt component would be reclassified to current liabilities in our condensed consolidated balance sheet.

As of July 1, 2023, the net carrying amount of the debt component of our 2024 Notes of $311.6 million (principal balance of $323.1 million maturing in 2024) is presented in short-term liabilities as the debt will mature on March 15, 2024. During the year ended July 1, 2023, we received conversion requests of less than $0.1 million principal amount of the 2024 Notes, which we settled with cash in accordance with the 2024 Indenture (as defined below). Since issuing the 2024 Notes, we have converted a total of approximately $1.9 million principal amount of the 2024 Notes.

Refer to "Note 10. Debt" to the consolidated financial statements for more information.

Share Repurchases

Repurchase Made in Connection with Convertible Note Offering

In fiscal 2023, concurrent with the issuance of the 2029 Notes, we repurchased 2.3 million shares of our common stock in privately negotiated transactions at an average price of $53.49 per share for an aggregate purchase price of $125.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet. These shares were retired immediately.

In fiscal 2022, concurrent with the issuance of the 2028 Notes, we repurchased 2.0 million shares of our common stock in privately negotiated transactions at an average price of $99.0 per share for an aggregate purchase price of approximately $200.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet and retired these shares immediately.

Share Buyback Program

On May 7, 2021, our board of directors approved the 2021 share buyback program, which authorizes us to use up to $700.0 million to purchase our own shares of common stock. On March 3, 2022, our board of directors approved an increase in our share buyback program, which authorizes us to use up to an aggregate amount of $1.0 billion (an increase from $700.0 million) to purchase our own shares of common stock through May 2024. On April 5, 2023, our board of directors approved a further increase in our share buyback program to authorize us to use up to an aggregate amount of $1.2 billion (an increase from $1.0 billion) to purchase our own shares of common stock through May 2025.

During fiscal 2023, we repurchased 0.7 million shares of our common stock as part of the share buyback program at an average price of $65.03 per share for an aggregate purchase price of $40.5 million. During fiscal 2022, we repurchased 4.0 million shares of our common stock as part of the share buyback program at an average price of $87.21 per share for an aggregate purchase price of $348.9 million. Since the appoval of the share buyback program by the board of directors, we have repurchased 7.7 million shares in aggregate at an average price of $81.66 per share for a total purchase price of $630.4 million. We recorded the $630.4 million aggregate purchase price as a reduction of retained earnings within our consolidated balance sheets. All repurchased shares were retired immediately. As of July 1, 2023, we have $569.6 million remaining under the share buyback program.

The price, timing, amount, and method of future repurchases will be determined based on the evaluation of market conditions and other factors, at prices determined to be in the best interests of the Company and our stockholders. The stock buyback program may be suspended or terminated at any time.

Contractual Obligations

The following table summarizes our contractual obligations as of July 1, 2023, and the effect such obligations are expected to have on our liquidity and cash flow (*in millions*):

	Payments due		
	Total	Less than 1 year	More than 1 year
Contractual Obligations			
Asset retirement obligations	$ 8.2	$ —	$ 8.2
Operating lease liabilities, including imputed interest [1]	67.8	16.1	51.7
Pension plan contributions [2]	2.2	2.2	—
Purchase obligations [3]	348.9	308.5	40.4
Convertible notes - principal [4]	2,837.8	323.1	2,514.7
Convertible notes - interest [4]	100.0	19.9	80.1
Total	$ 3,364.9	$ 669.8	$ 2,695.1

[1] The amounts of operating lease liabilities do not include any sublease income amounts nor do they include payments for short-term leases or variable lease payments. As of July 1, 2023, we expect to receive sublease income of approximately $1.8 million over the next year. Refer to "Note 8. Leases" to the consolidated financial statements.

[2] The amount of pension plan contributions represents planned contributions to our defined benefit plans. Although additional future contributions will be required, the amount and timing of these contributions will be affected by actuarial assumptions, the actual rate of returns on plan assets, the level of market interest rates, legislative changes, and the amount of voluntary contributions to the plan. Any contributions for the following fiscal year and later will depend on the value of the plan assets in the future and thus are uncertain. As such, we have not included any amounts beyond one year in the table above. Refer to "Note 16. Employee Retirement Plans" to the consolidated financial statements.

[3] Purchase obligations represent legally binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Refer to "Note 17. Commitments and Contingencies" to the consolidated financial statements.

[4] The amounts related to convertible notes include principal and interest on our 0.25% Convertible Senior Notes due in 2024 (the "2024 Notes"), principal and interest on our 0.50% Convertible Senior Notes due in 2026 (the "2026 Notes"), principal and interest on our 0.50% Convertible Notes due in 2028 (the "2028 Notes"), and principal and interest on our 1.50% Convertible Notes due in 2029 (the "2029 Notes"). The 2024 Notes have a maturity date of March 15, 2024, the 2026 Notes have a maturity date of December 15, 2026, the 2028 Notes have a maturity date of June 15, 2028, and the 2029 Notes have a maturity date of December 15, 2029. The principal balances of our convertible notes are reflected in the payment periods in the table above based on their respective contractual maturities assuming no conversions. Refer to "Note 10. Debt" to the consolidated financial statements.

Unrecognized Tax Benefits

As of July 1, 2023, our other non-current liabilities also include $64.4 million of unrecognized tax benefit for uncertain tax positions. We are unable to reliably estimate the timing of future payments related to uncertain tax positions.

Liquidity and Capital Resources Requirements

We believe that our cash and cash equivalents as of July 1, 2023, and cash flows from our operating activities will be sufficient to meet our liquidity and capital spending requirements for at least the next 12 months.

There are a number of factors that could positively or negatively impact our liquidity position, including:

- global economic conditions which affect demand for our products and services and impact the financial stability of our suppliers and customers, including the impact of uncertainty in the banking and financial services industries as well as COVID-19;

- fluctuations in demand for our products as a result of changes in regulations, tariffs or other trade barriers, and trade relations in general;

- changes in accounts receivable, inventory or other operating assets and liabilities, which affect our working capital;

- increase in capital expenditures to support our business and growth, including increases in manufacturing capacity;

- the tendency of customers to delay payments or to negotiate favorable payment terms to manage their own liquidity positions;

- timing of payments to our suppliers;

- volatility in fixed income and credit, which impact the liquidity and valuation of our investment portfolios;

- cost and availability of credit, which may impact available financing for us, our customers or others with whom we do business;

- volatility in foreign exchange markets, which impacts our financial results;

- possible investments or acquisitions of complementary businesses, products or technologies, or other strategic transactions or partnerships;

- issuance of debt or equity securities, or other financing transactions, including bank debt;

- potential funding of pension liabilities either voluntarily or as required by law or regulation;

- other acquisitions or strategic transactions;

- the settlement of any conversion or redemption of our convertible notes in cash; and

- common stock repurchases under the share buyback program.

Cash Flows

Fiscal 2023

As of July 1, 2023, our consolidated balance of cash and cash equivalents decreased by $431.2 million, to $859.0 million from $1,290.2 million as of July 2, 2022. The decrease in cash and cash equivalents was due to cash used in investing activities of $874.0 million, partially offset by cash provided by financing activities of $263.0 million and operating activities of $179.8 million during the year ended July 1, 2023.

Cash provided by operating activities was $179.8 million during the year ended July 1, 2023, which reflects the net loss of $131.6 million and non-cash items of $448.0 million, partially offset by $136.6 million of changes in our operating assets and liabilities.

Cash used in investing activities of $874.0 million during the year ended July 1, 2023 was primarily attributable to the merger with NeoPhotonics and the acquisition of IPG telecom transmission product lines in the amount of $861.6 million, net of cash acquired and capital expenditures of $128.5 million, partially offset by net proceeds from sales or maturities of short-term investments of $115.7 million.

Cash provided by financing activities of $263.0 million during the year ended July 1, 2023, was primarily a result of proceeds from the issuance of the 2029 Notes, net of issuance costs of $599.4 million, partially offset by the repurchase of shares of our common stock of $175.6 million, repurchase of our 2024 Notes of $132.8 million and tax payments related to the net share settlement of restricted stock of $37.2 million.

Fiscal 2022

As of July 2, 2022, our consolidated balance of cash and cash equivalents increased by $515.9 million, to $1,290.2 million from $774.3 million as of July 3, 2021. The increase in cash and cash equivalents was primarily due to cash provided by operating activities of $459.3 million and financing activities of $282.9 million, partially offset by cash used in investing activities of $226.3 million during the year ended July 2, 2022.

Cash provided by operating activities was $459.3 million during the year ended July 2, 2022, which reflects net income of $198.9 million and non-cash items of $351.0 million, partially offset by $90.6 million of changes in our operating assets and liabilities.

Cash used in investing activities of $226.3 million during the year ended July 2, 2022 was attributable to purchases of short-term investments, net of sales and maturities of $111.5 million, capital expenditures of $91.2 million, and a $30.0 million term loan provided to NeoPhotonics to support their on-going growth plans through the anticipated merger completion, partially offset by proceeds from the sales of property, plant and equipment of $6.4 million. The term loan to NeoPhotonics is described in "Note 4. Business Combination" to the consolidated financial statements.

Cash provided by financing activities of $282.9 million during the year ended July 2, 2022, was primarily a result of proceeds from the issuance of the 2028 Notes, net of issuance costs of $854.1 million and proceeds from employee stock plans of $13.5 million, partially offset by the repurchase of shares of our common stock of $543.9 million, tax payments related to the net share settlement of restricted stock of $39.0 million, and $1.8 million to settle conversion requests for the principal amount of the 2024 Notes.

Fiscal 2021

As of July 3, 2021, our consolidated balance of cash and cash equivalents increased by $476.3 million, to $774.3 million from $298.0 million as of June 27, 2020. The increase in cash and cash equivalents was primarily due to cash provided by operating activities of $738.7 million and investing activities of $1.0 million, offset by cash used in financing activities of $263.4 million during the year ended July 3, 2021.

Cash provided by operating activities was $738.7 million during the year ended July 3, 2021. Our net income was $397.3 million for the year ended July 3, 2021 and included the merger termination fee paid by Coherent, net of related costs of $207.5 million. Cash provided by operating activities was also generated from $339.9 million of non-cash items, offset by $1.5 million of changes in our operating assets and liabilities.

Cash provided by investing activities of $1.0 million during the year ended July 3, 2021 was primarily attributable to proceeds from maturities and sales of short-term investments, net of purchases of $71.2 million and proceeds from sales of product lines of $1.3 million and sales of property and equipment of $23.3 million. However, we had capital expenditures of $84.8 million and a payment for an asset acquisition of $10.0 million.

Cash used in financing activities of $263.4 million during the year ended July 3, 2021, was primarily resulted from the repurchase of shares of our common stock of $236.0 million and tax payments related to restricted stock of $39.7 million, offset by the proceeds from employee stock plans of $12.6 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We conduct our business and sell our products to customers primarily in Asia, Europe, and North America. Due to the impact of changes in foreign currency exchange rates between the U.S. Dollar and foreign currencies, we recorded foreign exchange gains of $7.0 million in fiscal 2023, foreign exchange gains of $6.1 million in fiscal 2022, and foreign exchange losses of $4.4 million in fiscal 2021, in the consolidated statements of operations.

Although we sell primarily in the U.S. Dollar, we have foreign currency exchange risks related to our expenses denominated in currencies other than the U.S. Dollar, principally the Chinese Yuan, Canadian Dollar, Thai Baht, Japanese Yen, UK Pound, Swiss Franc, Euro and Brazilian Real. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. In the event our foreign currency denominated monetary assets and liabilities, sales or expenses increase, our operating results may be affected to a greater extent by fluctuations in the exchange rates of the currencies in which we do business as compared with the U.S. dollar.

Equity Price Risk

We are exposed to equity price risk related to the conversion options embedded in our 2029 Notes, 2028 Notes, 2026 Notes and 2024 Notes.

We issued the 2029 Notes in June 2023, the 2028 Notes in March 2022, the 2026 Notes in December 2019 and the 2024 Notes in March 2017 with an aggregate principal amount of $603.7 million, $861.0 million, $1,050.0 million and $450.0 million, respectively. The 2029 Notes, 2028 Notes and 2026 Notes are carried at face value less issuance costs, while the 2024 Notes are carried at face value less amortized discount and issuance costs on the condensed consolidated balance sheet. The 2029 Notes, 2028 Notes, 2026 Notes and the 2024 Notes bear interest at a rate of 1.50%, 0.50%, 0.50% and 0.25% per year, respectively. Since the convertible notes bear interest at fixed rates, we have no financial statement risk associated with changes in market interest rates. However, the potential value of the shares to be distributed to the holders of our convertible notes changes when the market price of our stock fluctuates. The 2029 Notes, 2028 Notes and 2026 Notes will mature on December 15, 2029, June 15, 2028, December 15, 2026 respectively, unless earlier repurchased by us or converted pursuant to their terms, and have a conversion price of approximately $69.54 per share for the 2029 Notes, approximately $131.03 per share for the 2028 Notes and approximately $99.29 per share for the 2026 Notes. The 2024 Notes will mature on March 15, 2024, unless earlier repurchased by us or converted pursuant to their terms, and have a conversion price of approximately $60.62 per share.

Interest Rate Fluctuation Risk

As of July 1, 2023, we had cash, cash equivalents, and short-term investments of $2,013.6 million. Cash equivalents and short-term investments are primarily comprised of money market funds, treasuries, agencies, high quality investment grade fixed income securities, certificates of deposit, and commercial paper. Our investment policy and strategy is focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes. As of July 1, 2023, the weighted-average life of our investment portfolio was approximately six months.

Our fixed-income portfolio is subject to fluctuations in interest rates, which could affect our results of operations. Based on our investment portfolio balance as of July 1, 2023, a hypothetical increase or decrease in interest rates of 1% (100 basis points) would have resulted in a decrease or an increase in the fair value of our portfolio of approximately $8.2 million, and a hypothetical increase or decrease of 0.50% (50 basis points) would have resulted in a decrease or an increase in the fair value of our portfolio of approximately $4.1 million.

Bank Liquidity Risk

As of July 1, 2023, we had approximately $254.3 million of unrestricted cash (excluding cash equivalents) in operating accounts that are held with domestic and international financial institutions. These cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and if they are not supported by the national government of the country in which such financial institution is located. Notwithstanding, we have not incurred any losses to date and have had full access to our operating accounts. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term. The value of our investment portfolio could also be impacted if we hold debt instruments which were issued by any institutions that fail or become illiquid. Our ability to obtain raw materials for our supply chain and collections of cash from sales may be unduly impacted if any of our vendors or customers are affected by illiquidity events.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lumentum Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lumentum Holdings Inc. and subsidiaries (the "Company") as of July 1, 2023 and July 2, 2022, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity for each of the three years in the period ended July 1, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 1, 2023 and July 2, 2022, and the results of its operations and its cash flows for each of the three years in the period ended July 1, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of July 1, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 23, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Inventories, Valuation of Inventory - Refer to Notes 1 and 8 to the financial statements

Critical Audit Matter Description

The Company assesses the value of inventory and writes down those inventories which are obsolete or in excess of forecasted demand to the lower of their cost or estimated net realizable value. The Company's estimates of forecasted demand are based upon analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product.

We identified the valuation of inventory as a critical audit matter because of the significant assumptions management makes with regards to estimating certain elements of the excess and obsolete write downs. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of inputs used in management's valuation of inventory excess and obsolete write downs including estimates of expected product lifecycles, product development plans and historical usage by product.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of forecasted demand used in the valuation of inventory excess and obsolete write downs included the following, among others:

- We tested the effectiveness of controls over the review and approval of the valuation of inventory for excess and obsolete write downs, including controls designed to review the assumptions regarding expected product lifecycles, product development plans and historical usage by product.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g. historical usage, contracts, communications with customers, expected product lifecycles, product development plans, macroeconomic conditions, and inquiries with business unit managers, executives, sales, and operations personnel) with the Company's forecasted demand.

- We selected a sample of inventory products and evaluated management's ability to accurately estimate forecasted demand by comparing current usage by product to estimates made in prior year.

- We considered the existence of contradictory evidence based on reading of internal communications to management and the board of directors, Company press releases, and analyst reports, as well as our observations and inquiries as to changes within the business.

Business Combination – Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of NeoPhotonics Corporation for a total consideration of $934.4 million on August 3, 2022. The Company accounted for the transactions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets of $412.5 million. Intangible assets acquired primarily related to developed technology, in process research and development ("IPR&D") and customer relationships. Management estimated the fair value of the intangible assets using valuation techniques which includes the use of a discounted cash flow model. The fair value determination of the intangible assets required management to make significant estimates and assumptions, including future expected revenue, expenses, capital expenditures and other costs, as well as discount rates.

We identified the fair value of acquired intangible assets from the NeoPhotonics acquisition as a critical audit matter because of the significant business assumptions and estimates used in the valuation of acquired entity intangible assets that possess higher degrees of complexity and sensitivity to the valuations. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions. The significant assumptions and estimates used to estimate the fair value of NeoPhotonics intangible assets relate primarily to the forecasted revenue growth rates, the expected period over which the intangible assets are expected to produce cash flows ("technological retention factors"), the period required for customer revenues to mature ("customer ramp periods") and the discount rates applied to these future cash flows.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of the acquired intangible assets, specifically as they relate to significant assumptions and estimates including forecasted revenue growth rates, technological retention factors, customer ramp periods, and discount rates, included the following, among others:

- We tested the effectiveness of internal controls over the valuation and accounting for the acquired intangible assets, including management's controls related to the forecasted revenue growth rate, selection of technological retention factors, customer ramp periods, and discount rate.

- We assessed the reasonableness of management's forecast of future revenues by comparing the projected growth rates to historical results, certain peer companies, and industry data.

- We evaluated whether the estimated future revenues were consistent with evidence obtained in other areas of the audit.

- We evaluated the reasonableness of management's selection of technological retention factors and customer ramp periods by understanding the development status and life cycle of each product and comparing management's assumptions to historical product and customer data and information obtained in other areas of the audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:

  - Testing the source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation

  - Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 23, 2023

We have served as the Company's auditor since 2017.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended		
	July 1, 2023	**July 2, 2022**	**July 3, 2021**
Net revenue	$ 1,767.0	$ 1,712.6	$ 1,742.8
Cost of sales	1,113.6	861.1	898.0
Amortization of acquired developed intangibles	84.4	62.9	61.7
Gross profit	569.0	788.6	783.1
Operating expenses:			
Research and development	307.8	220.7	214.5
Selling, general and administrative	348.8	265.7	241.4
Restructuring and related charges	28.1	(1.1)	7.7
Merger termination fee and related costs, net	—	—	(207.5)
Total operating expenses	684.7	485.3	256.1
Income (loss) from operations	(115.7)	303.3	527.0
Interest expense	(35.5)	(80.2)	(66.7)
Other income, net	48.8	12.0	2.8
Income (loss) before income taxes	(102.4)	235.1	463.1
Income tax provision	29.2	36.2	65.8
Net income (loss)	$ (131.6)	$ 198.9	$ 397.3
Net income (loss) per share:			
Basic	$ (1.93)	$ 2.79	$ 5.27
Diluted	$ (1.93)	$ 2.68	$ 5.07
Shares used to compute net income (loss) per share:			
Basic	68.3	71.2	75.4
Diluted	68.3	74.2	78.4

See accompanying Notes to Consolidated Financial Statements.

	Years Ended		
	July 1, 2023	**July 2, 2022**	**July 3, 2021**
Net income (loss)	$ (131.6)	$ 198.9	$ 397.3
Other comprehensive income (loss), net of tax:			
Net change in cumulative translation adjustment	0.7	—	—
Net change in unrealized gain (loss) on available-for-sale securities	4.4	(10.2)	(2.5)
Net change in defined benefit obligations	(1.4)	2.4	2.8
Other comprehensive income (loss), net of tax	3.7	(7.8)	0.3
Comprehensive income (loss), net of tax	$ (127.9)	$ 191.1	$ 397.6

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	July 1, 2023	July 2, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 859.0	$ 1,290.2
Short-term investments	1,154.6	1,258.8
Accounts receivable, net	246.1	262.0
Inventories	408.6	250.1
Prepayments and other current assets	109.6	78.1
Total current assets	2,777.9	3,139.2
Property, plant and equipment, net	489.5	360.5
Operating lease right-of-use assets, net	77.3	73.6
Goodwill	695.1	368.9
Other intangible assets, net	459.2	155.7
Deferred tax asset	116.3	27.0
Other non-current assets	16.8	37.3
Total assets	$ 4,632.1	$ 4,162.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 169.4	$ 156.7
Accrued payroll and related expenses	39.4	54.6
Accrued expenses	51.2	44.7
Convertible notes, current	311.6	409.9
Operating lease liabilities, current	14.4	11.2
Other current liabilities	47.8	39.4
Total current liabilities	633.8	716.5
Convertible notes, non-current	2,500	1,466.1
Operating lease liabilities, non-current	47.7	48.8
Deferred tax liability	3.4	12.9
Other non-current liabilities	91.4	42.9
Total liabilities	3,276.3	2,287.2
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Common stock, $0.001 par value, 990 authorized shares; 66.4 and 68.0 shares issued and outstanding as of July 1, 2023 and July 2, 2022, respectively	0.1	0.1
Additional paid-in capital	1,692.2	2,003.6
Accumulated deficit	(340.6)	(129.1)
Accumulated other comprehensive income	4.1	0.4
Total stockholders' equity	1,355.8	1,875.0
Total liabilities and stockholders' equity	$ 4,632.1	$ 4,162.2

See accompanying Notes to Consolidated Financial Statements.

LUMENTUM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
OPERATING ACTIVITIES:			
Net income (loss)	$ (131.6)	$ 198.9	$ 397.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation expense	106.6	81.6	91.4
Stock-based compensation	148.4	103.1	92.9
Gain on sale of product lines	—	—	(0.5)
Amortization and write-off of acquired intangible assets	149.0	85.5	85.7
(Gain) loss on sales and dispositions of property, plant and equipment	8.6	(3.0)	0.3
Amortization of debt discount and debt issuance costs	24.3	72.4	60.2
Amortization of inventory fair value adjustment in connection with acquisition	17.8	—	—
Gain on repurchase of convertible notes	(1.0)	—	—
Other non-cash (income) expenses	(5.7)	11.4	9.9
Changes in operating assets and liabilities:			
Accounts receivable	83.2	(49.2)	20.2
Inventories	(81.5)	(51.8)	(6.6)
Operating lease right-of-use assets, net	15.5	(6.2)	11.3
Prepayments and other current and non-currents assets	(4.2)	(14.3)	(4.8)
Income taxes, net	(37.9)	(21.1)	16.0
Accounts payable	(74.0)	47.0	(34.0)
Accrued payroll and related expenses	(36.3)	0.3	0.9
Operating lease liabilities	(16.2)	0.6	(9.0)
Accrued expenses and other current and non-current liabilities	14.8	4.1	7.5
Net cash provided by operating activities	179.8	459.3	738.7
INVESTING ACTIVITIES:			
Payments for acquisition of property, plant and equipment	(128.5)	(91.2)	(84.8)
Acquisition of businesses, net of cash acquired	(861.6)	—	—
Payment for asset acquisitions	—	—	(10.0)
Proceeds from sale of product lines	—	—	1.3
Purchases of short-term investments	(1,030.3)	(1,085.1)	(1,991.0)
Proceeds from maturities and sales of short-term investments	1,146.1	973.6	2,062.2
Term loan funding provided to NeoPhotonics	—	(30.0)	—
Proceeds from the sales of property and equipment	0.3	6.4	23.3
Net cash (used in) provided by investing activities	(874.0)	(226.3)	1.0
FINANCING ACTIVITIES:			
Proceeds from the issuance of 2029 Notes, net of issuance costs	599.4	—	—
Proceeds from the issuance of 2028 Notes, net of issuance costs	—	854.1	—
Repurchase and conversion of 2024 Notes	(132.8)	(1.8)	—
Repayment of term loan	(5.9)	—	—
Repurchase of common stock	(175.6)	(543.9)	(236.0)
Payment of withholding taxes related to net share settlement of restricted stock units	(37.2)	(39.0)	(39.7)
Proceeds from employee stock plans	15.1	13.5	12.6
Proceeds from the exercise of stock options	—	—	0.2
Principal payments on finance leases	—	—	(0.5)
Net cash provided by (used in) financing activities	263.0	282.9	(263.4)
Increase (decrease) in cash and cash equivalents	(431.2)	515.9	476.3
Cash and cash equivalents at beginning of period	1,290.2	774.3	298.0

Cash and cash equivalents at end of period	$	859.0	$	1,290.2	$	774.3
Supplemental disclosure of cash flow information:						
Cash paid for taxes, net	$	67.3	$	57.0	$	50.0
Cash paid for interest		10.8		7.5		6.4
Supplemental disclosure of non-cash transactions:						
Unpaid property, plant and equipment in accounts payable and accrued expenses	$	9.8	$	3.4	$	10.6
Settlement of loan to NeoPhotonics		50.0		—		—
2029 Notes issuance costs in current liabilities		0.8		—		—
Right-of-use assets obtained in exchange for new operating lease liabilities		19.4		14.8		1.4
Repurchase of common stock pending settlement		—		10.1		5.0

See accompanying Notes to Consolidated Financial Statements.

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balance as of June 27, 2020	75.1	$ 0.1	$ 1,676.6	$ 64.6	$ 7.9	$ 1,749.2
Net income	—	—	—	397.3	—	397.3
Other comprehensive income	—	—	—	—	0.3	0.3
Issuance of shares in connection with vesting of restricted stock units and performance stock units	1.3	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	(0.5)		(39.7)			(39.7)
Exercise of stock options	—	—	0.2	—	—	0.2
ESPP shares issued	0.2	—	12.6	—	—	12.6
Repurchases of common stock	(3.1)	—	—	(241.0)	—	(241.0)
Stock-based compensation	—	—	93.9	—	—	93.9
Balance as of July 3, 2021	73.0	$ 0.1	$ 1,743.6	$ 220.9	$ 8.2	$ 1,972.8
Net income	—	—	—	198.9	—	198.9
Other comprehensive loss	—	—	—	—	(7.8)	(7.8)
Issuance of shares in connection with vesting of restricted stock units and performance stock units	1.3	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	(0.5)	—	(39.0)	—	—	(39.0)
Equity component of the 2028 Notes, net of tax of $48.7 million and issuance costs of $1.9 million	—	—	180.6	—	—	180.6
Adjustment to equity component of the 2024 Notes in connection with cash settlement	—	—	(0.1)	—	—	(0.1)
ESPP shares issued	0.2	—	13.6	—	—	13.6
Repurchases of common stock	(6.0)	—	—	(548.9)	—	(548.9)
Stock-based compensation	—	—	104.9	—	—	104.9
Balance as of July 2, 2022	68.0	$ 0.1	$ 2,003.6	$ (129.1)	$ 0.4	$ 1,875.0
Cumulative adjustment from adoption of ASU 2020-06	—	$ —	$ (426.5)	$ 85.6	$ —	$ (340.9)
Net loss	—	—	—	(131.6)	—	(131.6)
Other comprehensive income	—	—	—	—	3.7	3.7
Equity component of repurchased 2024 Notes	—	—	(13.5)	—	—	(13.5)
Issuance of shares in connection with vesting of restricted stock units and performance stock units	1.6	—	—	—	—	—
Withholding taxes related to net share settlement of restricted stock units	(0.5)	—	(37.2)	—	—	(37.2)
ESPP shares issued	0.3	—	15.1	—	—	15.1
Repurchases of common stock	(3.0)	—	—	(165.5)	—	(165.5)
Stock-based compensation	—	—	150.7	—	—	150.7
Balance as of July 1, 2023	66.4	$ 0.1	$ 1,692.2	$ (340.6)	$ 4.1	$ 1,355.8

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

<u>Description of Business</u>

Lumentum Holdings Inc. ("we," "us," "our", "Lumentum" or the "Company") is an industry-leading provider of optical and photonic products addressing a range of end market applications including Optical Communications ("OpComms") and Commercial Lasers ("Lasers") for manufacturing, inspection and life-science applications. We seek to use our core optical and photonic technology, and our volume manufacturing capability, to expand into attractive emerging markets that benefit from advantages that optical or photonics-based solutions provide, including imaging and sensing for consumer electronics and diode light sources for a variety of consumer and industrial applications. The majority of our customers have historically been, and are currently, original equipment manufacturers ("OEMs") that incorporate our products into their products, which then address end-market applications. For example, we sell fiber optic components that network equipment manufacturers ("NEMs") assemble into communications networking systems, which they sell to communications service providers, hyperscale cloud operators, and enterprises with their own networks. Similarly, many of our Lasers products customers incorporate our products into tools they produce, which are used for manufacturing processes by their customers. For imaging and sensing, we sell diode lasers to manufacturers of consumer electronics products for mobile, personal computing, gaming, and other applications, including to the automotive industry, who then integrate our devices within their products, for eventual resale to consumers and also into other industrial applications.

<u>Basis of Presentation</u>

We have prepared the consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. These policies are inventory valuation, revenue recognition, income taxes, goodwill and business combinations.

Our business and operating results depend significantly on general market and economic conditions. The current global macroeconomic environment is volatile and continues to be adversely impacted by inflation, a dynamic supply chain and demand environment, and signs of a weaker macroeconomic environment impacting capital expenditures across our served markets. Additionally, instability in the global credit markets, the impact of uncertainty regarding global central bank monetary policy, capital expenditure reductions, unemployment and other labor issues, stock market volatility, the instability in the geopolitical environment in many parts of the world, and the current global economic challenges continue to put pressure on our business and operating results.

While the impact of the COVID-19 pandemic is lessening, the duration and severity of the impact of the pandemic on our business and results of operations in future periods remain uncertain. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including but not limited to the duration and spread of the pandemic and its variants in geographies where we do business, implementation and duration of local, state and federal issued public health orders in each jurisdiction where we or our customers and suppliers operate, impact on our customers and our sales cycles, impact on our supply chain and manufacturing partners, impact on our employees, and impact on regional and worldwide economies and financial markets in general, all of which are uncertain and not predictable. We assessed the potential impact that this pandemic has on our estimates as of July 1, 2023 and determined that there were no material impacts.

We are also continuously monitoring developments in the ongoing conflict between Russia and Ukraine including the related export controls and resulting sanctions imposed on Russia by the U.S. and other countries. Additional factors such as increased inflation, escalating energy costs, constrained raw material availability, and thus increasing costs could impact the global economy. Although the global implications of the Russian/Ukraine conflict are difficult to predict at this time, we do not presently foresee direct material adverse effects upon our business.

<u>Fiscal Years</u>

We utilize a 52-53 week fiscal year ending on the Saturday closest to June 30th. Every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week year is added to the third quarter, making such quarter consist of 14 weeks. Our fiscal 2023 and 2022 were 52-week years, ending on July 1, 2023 and July 2, 2022, respectively. Our fiscal 2021 was a 53-week year, ending on July 3, 2021.

Principles of Consolidation

The consolidated financial statements are prepared in accordance with GAAP and includes the accounts of Lumentum Holdings Inc. and its wholly owned subsidiaries. Intercompany transactions and balances are fully eliminated in consolidation.

Business Combination

On August 3, 2022, we completed a merger with NeoPhotonics Corporation ("NeoPhotonics"). Our consolidated financial statements include the operating results of NeoPhotonics for the period from the date of the closing of the merger through July 1, 2023. We have applied the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations* to account for this transaction. Refer to "Note 4. Business Combination".

On August 15, 2022, we completed a transaction to acquire IPG Photonics' telecom transmission product lines ("IPG telecom transmission product lines"). Our consolidated financial statements include the operating results of this business unit for the period from the date of acquisition through July 1, 2023. We applied the acquisition method of accounting in accordance with ASC Topic 805, *Business Combination* to account for this transaction. Refer to "Note 4. Business Combination".

Termination of Coherent Merger Agreement

On January 18, 2021, Lumentum and Coherent, Inc. ("Coherent") entered into a merger agreement (the "merger agreement"), under which Lumentum would acquire all outstanding shares of Coherent common stock. As of the date of the merger agreement, the total transaction consideration was approximately $5.7 billion. In March 2021, Coherent terminated the merger agreement and paid Lumentum a termination fee of $217.6 million in accordance with the merger agreement. This gain was offset by $10.1 million of acquisition-related expenses and the net amount is presented as "merger termination fee and related costs, net" in our consolidated statement of operations for the year ended July 3, 2021.

Summary of Significant Accounting Policies

Our significant accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. We believe that of our significant accounting policies described below, involve a greater degree of judgment and complexity and are the most critical to aid in fully understanding and evaluating our consolidated financial statements. These policies include inventory valuation, revenue recognition, income taxes, goodwill and business combinations. For a description of our critical accounting policies, also refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations"*, Critical Accounting Policies and Estimates.*

Cash Equivalents

We consider highly liquid fixed income securities with original maturities of three months or less at the time of purchase to be cash equivalents. As of July 1, 2023, our cash equivalents consist of money market funds, U.S. Agency securities and U.S. Treasury securities.

Short-Term Investments

We classify our investments in debt securities as available-for-sale and record these investments at fair value. Investments with an original maturity of three months or less at the date of purchase are considered cash equivalents, while all other investments are classified as short-term based on management's intent and ability to use the funds in current operations. Unrealized gains and losses are reported as a component of other comprehensive income (loss). Realized gains and losses are determined based on the specific identification method, and are reflected as other income (expense), net in our consolidated statements of operations.

We regularly review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Factors considered in determining whether a loss is other-than-temporary include, but are not limited to: the length of time and extent a security's fair value has been below its cost, the financial condition and near-term prospects of the investee, the credit quality of the security's issuer, likelihood of recovery and our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in value. For our debt instruments, we also evaluate whether we have the intent to sell the security, or it is more likely than not that we will be required to sell the security before recovery of its cost basis.

Fair Value of Financial Instruments

We define fair value as the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which to transact and the market-based risk. We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash, accounts receivable, accounts payable and accrued liabilities due to their short-term nature.

Basic and Diluted Net Income per Common Share

Basic income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the reporting period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted earnings per share reflects the potential dilution that could occur if stock options, preferred stock, and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

Diluted loss per share is the same as basic loss per share during periods where net losses are incurred since the inclusion of the potential common stock equivalents would be anti-dilutive as a result of the net loss.

Potentially dilutive common shares result from the assumed exercise of outstanding stock options, assumed vesting of outstanding equity awards, assumed issuance of stock under the employee stock purchase plan, and assumed conversion of our outstanding $323.1 million in aggregate principal amount of 2024 Notes, $1,050.0 million in aggregate principal amount of 2026 Notes, $861.0 million in aggregate principal amount of 2028 Notes, and $603.7 million in aggregate principle amount of 2029 Notes (collectively, the "convertible notes"). We used the treasury stock method for all convertible notes in the diluted net income per share calculation for the year ended July 2, 2022 and July 3, 2021 as we had the ability and intent to settle the face value of the convertible notes in cash. Upon adoption of ASU 2020-06 on July 3, 2022, we used the if-converted method for all convertible notes in the diluted net income per share calculation.

The dilutive effect of securities from the 2015 Equity Incentive Plan is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of unamortized share-based compensation expense and the dilutive effect of in-the-money options and non-vested restricted stock units. Under the treasury stock method, the amount the employee must pay for exercising stock options and the amount of unamortized share-based compensation expense are collectively assumed to be used to repurchase hypothetical shares. An increase in the fair value of our common stock can result in a greater dilutive effect from potentially dilutive awards.

Anti-dilutive potential shares from 2015 Equity Incentive Plan are excluded from the calculation of diluted earnings per share if their exercise price exceeded the average market price during the period or the share-based awards were determined to be anti-dilutive based on applying the treasury stock method.

Inventory Valuation

Inventory is recorded at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of net realizable value. We assess the value of our inventory on a quarterly basis and write down those inventories which are obsolete or in excess of our forecasted demand to the lower of their cost or estimated net realizable value. Our estimates of forecasted demand are based upon our analysis and assumptions including, but not limited to, expected product lifecycles, product development plans and historical usage by product. Our product line management personnel play a key role in our excess review process by providing updated sales forecasts, managing product transitions and working with manufacturing to minimize excess inventory. If actual market conditions are less favorable than our forecasts, or actual demand from our customers is lower than our estimates, we may be required to record additional inventory write-downs. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Leases

We determine if an arrangement is a lease at inception for arrangements with an initial term of more than 12 months, and classify it as either a finance or operating lease pursuant to Topic 842.

Finance leases are generally those that allow us to substantially utilize or pay for the entire asset over its estimated useful life. Finance leases are recorded in property, plant and equipment, net, and finance lease liabilities within other current and other non-current liabilities on our consolidated balance sheets. We have lease arrangements with lease and non-lease components, and the non-lease components for our finance leases are accounted for separately, based on estimated stand-alone values, and are not included in the initial measurement of our finance lease assets and corresponding liabilities. Finance lease assets are amortized in operating expenses on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term, with the interest component included in interest expense and recognized using the effective interest method over the lease term.

Operating leases are recorded in operating lease right-of-use assets, net, and operating lease liabilities, current and non-current on our consolidated balance sheets. For operating leases of buildings, we account for non-lease components, such as common area maintenance, as a component of the lease, and include it in the initial measurement of our operating lease assets and corresponding liabilities. Operating lease assets are amortized on a straight-line basis in operating expenses over the lease term.

Our lease liabilities are recognized based on the present value of the remaining fixed lease payments, over the lease term, using a discount rate of similarly secured borrowings available to us. For the purpose of lease liability measurement, we consider only payments that are fixed and determinable at the time of commencement. Any variable payments that depend on an index or rate are expensed as incurred. Our lease terms may include options to extend when it is reasonably certain that we will exercise that option. Our lease assets also include any lease payments made and exclude any lease incentives received prior to commencement. Our lease assets are tested for impairment in the same manner as long-lived assets used in operations. We generally recognize sublease income on a straight-line basis over the sublease term.

Revenue Recognition

Pursuant to Topic 606, our revenues are recognized upon the application of the following steps:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenues when, or as, the contractual performance obligations are satisfied.

The majority of our revenue comes from product sales, consisting of sales of Lasers and OpComms hardware products to our customers. Our revenue contracts generally include only one performance obligation. Revenues are recognized at a point in time when control of the promised goods or services are transferred to our customers upon shipment or delivery of goods or rendering of services, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We have entered into vendor managed inventory ("VMI") programs with our customers. Under these arrangements, we receive purchase orders from our customers, and the inventory is shipped to the VMI location upon receipt of the purchase order. The customer then pulls the inventory from the VMI hub based on its production needs. Revenue under VMI programs is recognized when control transfers to the customer, which is generally once the customer pulls the inventory from the hub.

Revenue from all sales types is recognized at the transaction price. The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer adjusted for estimated variable consideration, if any. We typically estimate the impact on the transaction price for discounts offered to the customers for early payments on receivables or net of accruals for estimated sales returns. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We allocate the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar customer in similar circumstances.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by us from a customer and deposited with the relevant government authority, are excluded from revenue.

Our revenue arrangements do not contain significant financing components as our standard payment terms are less than one year.

If a customer pays consideration, or we have a right to an amount of consideration that is unconditional before we transfer a good or service to the customer, those amounts are classified as deferred revenue or deposits received from customers which are included in other current liabilities or other long-term liabilities when the payment is made or it is due, whichever is earlier.

Transaction Price Allocated to the Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to performances obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Unsatisfied and partially unsatisfied performance obligations consist of contract liabilities and non-cancellable backlog. Non-cancellable backlog includes goods and services for which customer purchase orders have been accepted that are scheduled or in the process of being scheduled for shipment. A portion of our revenue arises from vendor managed inventory arrangements where the timing and volume of customer utilization is difficult to predict.

Deferred revenue as of July 1, 2023 and July 2, 2022 was $2.1 million and nil, respectively, which was recorded in other current liabilities within the consolidated balance sheets. During fiscal 2023 and 2022, we recognized nil and $0.6 million of revenue that was included in deferred revenue as of July 2, 2022 and July 3, 2021, respectively.

Warranty

Hardware products regularly include warranties to the end customers such that the product continues to function according to published specifications. We typically offer a twelve-month warranty for most of our products. However, in some instances depending upon the product, specific market, product line and geography in which we operate, and what is common in the industry, our warranties can vary and range from six months to five years. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified. Therefore, warranties are not considered separate performance obligations in the arrangement. Instead, the expected cost of warranty is accrued as expense in accordance with authoritative guidance.

We provide reserves for the estimated costs of product warranties that we record as cost of sales at the time revenue is recognized. We estimate the costs of our warranty obligations based on our historical experience of known product failure rates, use of materials to repair or replace defective products and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if discrete technical problems arise.

Shipping and Handling Costs

We record shipping and handling costs related to revenue transactions within cost of sales as a period cost.

Contract Costs

We recognize the incremental direct costs of obtaining a contract, which consist of sales commissions, when control over the products they relate to transfers to the customer. Applying the practical expedient, we recognize commissions as expense when incurred, as the amortization period of the commission asset we would have otherwise recognized is less than one year.

Contract Balances

We record accounts receivable when we have an unconditional right to consideration. Contract liabilities are recorded when cash payments are received or due in advance of performance. Contract liabilities consist of advance payments and deferred revenue, where we have unsatisfied performance obligations. Contract liabilities are classified as deferred revenue and customer deposits and are included in other current liabilities within our consolidated balance sheet. Payment terms vary by customer. The time between invoicing and when payment is due is not significant. Refer to "Note 19. Revenue Recognition" for a presentation of changes in contract balances.

Disaggregation of Revenue

We disaggregate revenue by geography and by product. Refer to "Note 19. Revenue Recognition" for a presentation of disaggregated revenue. We do not present other levels of disaggregation, such as by type of products, customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our Chief Operating Decision Maker ("CODM") to manage the business.

Income Taxes

In accordance with the authoritative guidance on accounting for income taxes, we recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law, and the effects of future changes in tax laws or rates are not anticipated.

The authoritative guidance provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur based on an evaluation of both positive and negative evidence and the relative weight of the evidence. We consider future growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate, historical earnings, taxable income in prior years, if carry-back is permitted under the law, and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to earnings in the period in which we make such a determination, or goodwill would be adjusted at our final determination of the valuation allowance related to an acquisition within the measurement period. If we later determine that it is more likely than not that the net deferred tax assets would be realized, we would reverse the applicable portion of the previously provided valuation allowance as an adjustment to earnings at such time.

We are subject to income tax audits by the respective tax authorities of the jurisdictions in which we operate. The determination of our income tax liabilities in each of these jurisdictions requires the interpretation and application of complex, and sometimes uncertain, tax laws and regulations. The authoritative guidance on accounting for income taxes prescribes both recognition and measurement criteria that must be met for the benefit of a tax position to be recognized in the financial statements. If a tax position taken, or expected to be taken, in a tax return does not meet such recognition or measurement criteria, an unrecognized tax benefit liability is recorded. If we ultimately determine that an unrecognized tax benefit liability is no longer necessary, we reverse the liability and recognize a tax benefit in the period in which it is determined that the unrecognized tax benefit liability is no longer necessary.

The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that we make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on our tax provision in a future period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method generally over the following estimated useful lives of the assets: 10 to 40 years for building and improvements, 3 to 10 years for machinery and equipment, and 2 to 5 years for furniture, fixtures, software and office equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease, including the renewal option that we are reasonably certain to exercise.

Business Combination

In accordance with the guidance for business combinations, we determine whether a transaction or event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships and acquired developed technology and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable using best information available. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ materially from estimates. Certain estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts to our preliminary estimates is recorded to goodwill if identified within the measurement period. Subsequent to the measurement period or our final determination of fair value of assets and liabilities, whichever is earlier, the adjustments will affect our earnings.

We estimate the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test goodwill impairment on an annual basis in the fiscal fourth quarter and at any other time when events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. Unanticipated events and circumstances may occur that affect the accuracy of our assumptions, estimates and judgments. For example, if the price of our common stock were to significantly decrease combined with other adverse changes in market conditions, thus indicating that the underlying fair value of our reporting units may have decreased, we may reassess the value of our goodwill in the period such circumstances were identified.

If we determine that, as a result of the qualitative assessment, it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative test by estimating the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, we record goodwill impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its fair value, not to exceed the carrying amount of goodwill. The fair value of each of our goodwill reporting units is generally estimated using a combination of public company multiples and discounted cash flow methodologies.

Based on the impairment analysis performed in the fourth quarter of each year presented, the fair value of each of our reporting units substantially exceeded the carrying value; as such, our annual qualitative assessment did not indicate that a more detailed quantitative analysis was necessary.

Intangible Assets

Intangible assets consist primarily of intangible assets purchased through acquisitions. Purchased intangible assets include acquired developed technologies (developed and core technology), customer relationships, and order backlog. Intangible assets, with the exception of certain customer relationships, are amortized using the straight-line method over the estimated economic useful lives of the assets, which is the period during which expected cash flows support the fair value of such intangible assets. Certain customer relationships are amortized using an accelerated method of amortization over the expected customer lives, which more accurately reflects the pattern of realization of economic benefits expected to be obtained.

Long-lived Asset Valuation

We test long-lived assets for recoverability, at the asset group level, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset, current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset, or current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assessed based on the difference between the carrying amount of the asset and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Pension Benefits

The Company sponsors various employee retirement plans, including defined contribution, defined benefit and other post-retirement plans. Refer to "Note 16. Employee Retirement Plans" for more information.

The funded status of our retirement-related benefit plan is measured as the difference between the fair value of plan assets and the benefit obligation at fiscal year end, the measurement date. The funded status of an underfunded benefit plan, of which the fair value of plan assets is less than the benefit obligation, is recognized as a non-current net pension liability in the consolidated balance sheets. For defined benefit pension plans, the benefit obligation is the projected benefit obligation ("PBO") which represents the actuarial present value of benefits expected to be paid upon retirement.

Net periodic pension cost (income) ("NPPC") is recorded in the consolidated statements of operations and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains or losses previously recognized as a component of accumulated other comprehensive income. Service cost represents the actuarial present value of participant benefits attributed to services rendered by employees in the current year. Interest cost represents the time value of money cost associated with the passage of time. Gains or losses arise as a result of differences between actual experience and assumptions or as a result of changes in actuarial assumptions. Prior service cost or credits represent the cost of benefit improvements attributable to prior service granted in plan amendments. (Gains) losses and prior service cost (credit) that arise during the current year are first recognized as a component of accumulated other comprehensive income in the consolidated balances sheets, net of tax. Prior service cost is amortized as a component of NPPC over the average remaining service period of active plan participants starting at the date the plan amendment is adopted. Deferred actuarial gains or losses are subsequently recognized as a component of NPPC if they exceed the greater of 10% of PBO or the fair value of plan assets, with the excess amortized over the average remaining service period of active plan participants.

The measurement of the benefit obligation and NPPC is based on our estimates and actuarial valuations, provided by third-party actuaries, which are approved by management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, and mortality rates. We evaluate these assumptions annually at a minimum. In estimating the expected return on plan assets, we consider historical returns on plan assets, adjusted for forward-looking considerations, inflation assumptions and the impact of the active management of the plan's invested assets.

Concentration of Credit and Other Risks

Financial instruments that potentially subject our business to concentration of credit risk consist primarily of cash, short-term investments, and trade receivables.

Although the Company deposits its cash with financial institutions that management believes are of high credit quality, its deposits, at times, may exceed federally insured limits. The Company's investment portfolio consists of investment grade securities diversified amongst security types, industries, and issuers. The Company's investment policy limits the amount of credit exposure in the investment portfolio by imposing credit rating minimums and limiting purchases of a single issuer, security type, geography and industry, except for Treasury securities. The Company believes no significant concentration risk exists with respect to these investments.

We perform credit evaluations of our customers' financial condition and generally do not require collateral from our customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history, bad debt write-off experience, and financial review of the customer.

We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. When we become aware that a specific customer is unable to meet their financial obligations, we record a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. In addition, we record additional allowances based on certain percentages of aged receivable balances. These percentages take into account a variety of factors including, but not limited to, current economic trends, payment history and bad debt write-off experience. We classify bad debt expenses as selling, general and administrative expense.

During fiscal 2023, 2022, and 2021, a few customers generated more than 10% of total net revenue. Refer to "Note 18. Operating Segments and Geographic Information" for more information.

As of July 1, 2023, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with three customers, which individually represented 14%, 12% and 12% of gross accounts receivable, respectively. As of July 2, 2022, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with two customers, which individually represented 10% and 10% of gross accounts receivable, respectively.

We rely on a limited number of suppliers for a number of key components contained in our products. We also rely on a limited number of significant independent contract manufacturers for the production of certain key components and subassemblies contained in our products.

We generally use a rolling twelve months forecast based on anticipated product orders, customer forecasts, product order history and backlog to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If the forecast does not meet or if it exceeds actual demand, we may have excess or shortfalls of some materials and components, as well as excess inventory purchase commitments. We could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could have a material adverse impact on our results of operations.

Foreign Currency Translation

In fiscal 2019, we established the functional currency for our worldwide operations as the U.S. dollar. Translation adjustments reported prior to December 10, 2018 remain as a component of accumulated other comprehensive income (loss) in our condensed consolidated balance sheets, until all or a part of the investment in the subsidiaries is sold or liquidated. In fiscal 2023, we acquired IPG telecom transmission product lines. The functional currency of the Brazilian entities acquired as part of this acquisition is the local currency.

Translation adjustments reported prior to fiscal 2019, remain as a component of accumulated other comprehensive income in our consolidated balance sheet. The translated values for any non-monetary assets and liabilities as of the date we established the U.S. dollar as the functional currency became the new accounting basis for those assets. Accordingly, monetary assets and liabilities denominated in foreign currencies have been remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Foreign currency re-measurement gains or losses are included in other income (expense), net in the consolidated statements of operations.

Stock-based Compensation

Compensation expense related to stock-based transactions is measured and recognized in the financial statements based on fair value at the grant date.

Restricted stock units ("RSUs") are grants of shares of our common stock, the vesting of which is based on the requisite service requirement. Generally, our RSUs are subject to forfeiture and expected to vest over one to four years. For new-hire grants, RSUs generally vest ratably on an annual basis over four years. For annual refresh grants, RSUs generally vest ratably on an annual, or combination of annual and quarterly, basis over three years.

Restricted stock awards ("RSAs") are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. RSAs are expected to vest over one to four years, and the shares acquired may not be transferred by the holder until the vesting conditions (if any) are satisfied.

Performance stock units ("PSUs") are grants of shares of our common stock that vest upon the achievement of certain performance and service conditions. We account for the fair value of PSUs using the closing market price of our common stock on the date of grant. We begin recognizing compensation expense when we conclude that it is probable that the performance conditions will be achieved. We reassess the probability of vesting at each reporting period and adjust our compensation cost based on this probability assessment. Our PSUs are subject to risk of forfeiture until performance and service conditions are satisfied and generally vest over three years.

We estimate the fair value of the rights to acquire stock under our 2015 Employee Stock Purchase Plan (the "2015 Purchase Plan") using the Black-Scholes option pricing formula. Our 2015 Purchase Plan provides for consecutive six-month offering periods. We recognize such compensation expense on a straight-line basis over the requisite service period. We calculate the volatility factor based on our historical stock prices.

Treasury Stock

Treasury stock is carried at cost. When we retire our treasury stock, any excess of the repurchase price paid over par value is allocated to retained earnings.

Restructuring and Related Charges

Costs associated with restructuring activities are recognized when they are obligated. However, in the case of leases, the expense is estimated and accrued when the property is vacated. Given the significance of, and the timing of the execution of such activities, this process is complex and involves periodic reassessments of estimates made from the time the property was vacated, including evaluating real estate market conditions for expected vacancy periods and sub-lease income. We recognize a liability for post-employment benefits for workforce reductions related to restructuring activities when payment is probable and the amount is reasonably estimable. We continually evaluate the adequacy of the remaining liabilities under our restructuring initiatives. Although we believe that these estimates accurately reflect the costs of our restructuring plans, actual results may differ, thereby requiring us to record additional provisions or reverse a portion of such provisions. Refer to "Note 12. Restructuring and Related Charges".

Research and Development ("R&D") Expense

Costs related to R&D, which primarily consists of labor and benefits, supplies, facilities, consulting and outside service fees, are charged to expense as incurred.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Asset Retirement Obligations ("ARO")

Our ARO are legal obligations associated with the retirement of long-lived assets pertaining to leasehold improvements. These liabilities are initially recorded at fair value and the related asset retirement costs are capitalized by increasing the carrying amount of the related assets by the same amount as the liability. Asset retirement costs are subsequently depreciated over the useful lives of the related assets. Subsequent to initial recognition, we record period-to-period changes in the ARO liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. We de-recognize ARO liabilities when the related obligations are settled.

Note 2. Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08, *Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. This ASU is expected to improve comparability for both recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. We early adopted the new standard in the first quarter of fiscal 2023 in connection with the merger with NeoPhotonics. There was no material impact to our consolidated financial statements as of and for the year ended July 1, 2023.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for convertible instruments by removing the separation models for (i) convertible debt with a cash conversion feature and (ii) convertible instruments with a beneficial conversion feature. As a result, a convertible debt instrument is accounted for as a single liability measured at its amortized cost. ASU 2020-06 also requires the application of the if-converted method for calculating diluted earnings per share. We adopted the standard as of July 3, 2022, using the modified retrospective approach. Upon adoption, our 2026 Notes and 2028 Notes were accounted for as a single liability measured at amortized cost, resulting in: (i) an increase to the convertible notes liability balance of $433.0 million to reflect the full principal amount of the convertible notes outstanding, net of issuance costs; (ii) a reduction to additional paid-in capital, net of estimated income tax effects, of $426.5 million, to remove the equity component separately recorded for the conversion features associated with the convertible notes; (iii) an increase to deferred tax assets, net of $92.1 million; and (iv) a cumulative-effect adjustment of $85.6 million, net of estimated income tax effects, to decrease the accumulated deficit. In addition, the adoption requires the use of the if-converted method for all convertible notes in the diluted net income per share calculation and the inclusion of the effect of potential share settlement of the convertible notes, if the effect is more dilutive. There was no impact to diluted earnings per share for the year ended July 1, 2023, as the inclusion of potential shares of common stock related to the convertible notes was anti-dilutive. Refer to "Note 10. Debt" for further information.

The following table sets forth the impact upon adoption of ASU 2020-06 as of July 3, 2022 (*in millions*):

	Short Term Debt - 2024 Notes	Long Term Debt - 2026 Notes	Long Term Debt - 2028 Notes	Additional Paid-In Capital	Accumulated Deficit	Deferred Tax Asset (Liability), net
Balances pre-adoption of ASC 2020-06	$ 409.9	$ 831.4	$ 634.7	$ 2,003.6	$ 129.1	$ 12.9
Reclassify amounts from equity to debt	—	312.9	229.3	(542.2)	—	—
Adjustment for interest accretion	—	(99.5)	(9.7)	—	(109.2)	—
Tax effect	—	—	—	115.7	23.6	92.1
Balances upon adoption of ASC 2020-06	$ 409.9	$ 1,044.8	$ 854.3	$ 1,577.1	$ 43.5	$ 105.0

Note 3. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share (*in millions, except per share data*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Numerator:			
Net income (loss) - basic and diluted	$ (131.6)	$ 198.9	$ 397.3
Denominator:			
Weighted average common shares outstanding - basic	68.3	71.2	75.4
Effect of dilutive securities from stock-based benefit plans	—	0.6	0.8
Shares issuable assuming conversion of the convertible notes	—	2.4	2.2
Weighted average common shares outstanding - diluted	68.3	74.2	78.4
Net income (loss) per share:			
Basic	$ (1.93)	$ 2.79	$ 5.27
Diluted	$ (1.93)	$ 2.68	$ 5.07

Shares from stock-based benefit plans and shares issuable assuming conversion of our convertible notes are anti-dilutive for the year ended July 1, 2023 and are therefore excluded from the calculation of diluted net loss per share, as the Company had a net loss for the period. Average anti-dilutive shares excluded from the calculation of diluted net loss per share for the year ended July 1, 2023 include 24.8 million shares related to the convertible notes, 3.2 million shares issuable under RSUs and PSUs, and 0.2 million shares issuable under the 2015 Purchase Plan. Refer to "Note 15. Equity".

Anti-dilutive shares excluded from the calculation of diluted net income per share were 0.1 million, and 0.5 million for the year ended July 2, 2022 and July 3, 2021, respectively.

As a result of our adoption of ASU 2020-06 in the first quarter of fiscal 2023, potentially dilutive common shares issuable upon conversion of our outstanding convertible notes are determined using the if-converted method. For periods prior to the adoption of ASU 2020-06, which include fiscal year 2022 and 2021, our potentially dilutive common shares issuable upon conversion of our outstanding convertible notes are determined using the treasury stock method.

Note 4. Business Combination

NeoPhotonics Merger

On November 3, 2021, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with NeoPhotonics and Neptune Merger Sub, Inc. On August 3, 2022 (the "Closing date"), we completed the acquisition of NeoPhotonics through the consummation of the merger and, accordingly, we acquired all of the issued and outstanding common stock of NeoPhotonics. The addition of NeoPhotonics expands our opportunity in some of the fastest growing markets for optical components used in cloud and telecom network infrastructure. The integrated company is better positioned to serve the needs of a global customer base who are increasingly utilizing photonics to accelerate the shift to digital and virtual approaches to work and life, the proliferation of IoT, 5G, and next-generation mobile networks, and the transition to advanced cloud computing architectures.

We have applied the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*, with respect to the fair value of purchase price consideration and the identifiable assets and liabilities of NeoPhotonics, which have been measured at estimated fair value as of the Closing date. The following tables summarize the total purchase price consideration (*in millions*):

	Fair Value
Cash consideration for outstanding NeoPhotonics common stock [1]	$ 867.3
Settlement of pre-existing relationship (loan to NeoPhotonics) [2]	50.0
Stock-based compensation [3]	17.1
Total purchase price consideration	$ 934.4

[1] Under the terms of the Merger Agreement, NeoPhotonics stockholders received $16.00 per share for each of the 54.2 million NeoPhotonics common stock outstanding at the Closing date. As a result, we paid $867.3 million of cash consideration to shareholders of NeoPhotonics on the Closing date.

[2] As contemplated by the Merger Agreement, on January 14, 2022, Lumentum and NeoPhotonics entered into a credit agreement where Lumentum agreed to make term loans ("loans") to NeoPhotonics in an aggregate principal amount not to exceed $50.0 million to help fund capital expenditures and increase working capital associated with NeoPhotonics' growth plans. During fiscal 2022, the Company funded a $30.0 million loan to NeoPhotonics. On August 1, 2022, we funded an additional $20.0 million loan to NeoPhotonics. The interest was payable monthly in arrears on the first day of each month. The loans would have matured on January 14, 2024, unless earlier repaid or accelerated. The $50.0 million loans in aggregate were included as part of the total purchase price consideration.

[3] We paid $22.6 million cash consideration to holders of vested NeoPhotonics equity awards as of closing, of which $13.6 million was allocated to the purchase price consideration and $9.0 million was expensed immediately after the Closing date. Additionally, we issued replacement equity awards (the "Replacement Awards") in settlement of certain NeoPhotonics equity awards that did not become vested at the Closing date, with the total fair value of $40.2 million based on our closing stock price on the Closing date. The portion of Replacement Awards attributed to pre-merger service was recorded as part of the consideration transferred, which was $3.5 million.

The total transaction consideration of $934.4 million was funded by the cash balances of the combined company. We also recorded $28.7 million of merger-related costs, representing professional and other direct acquisition costs. Of the $28.7 million of merger-related costs, $8.3 million was incurred in fiscal year 2022 and $20.4 million was incurred in fiscal year 2023, which was recorded as selling, general and administrative expense in the consolidated statements of operations.

We allocated the fair value of the purchase price consideration to the assets acquired and liabilities assumed as of the Closing date based on their estimated fair values. The excess of purchase price consideration over the fair value of net assets acquired is recorded as goodwill. We have completed the purchase price allocation. Our final allocation of the purchase price consideration to the assets acquired and liabilities assumed as of the Closing date is as follows (*in millions*):

	Fair Value
Total purchase price consideration	$ 934.4
Assets acquired	
Cash and cash equivalents	$ 92.9
Accounts receivable, net	66.8
Inventories	84.3
Prepayments and other current assets	24.2
Property, plant and equipment, net	106.1
Operating lease right-of-use assets, net	16.9
Other intangible assets, net [1]	412.5
Deferred tax asset	5.4
Other non-current assets	1.9
Total assets	811.0
Liabilities assumed	
Accounts payable	79.6
Accrued payroll and related expenses	11.1
Accrued expenses	3.8
Other current liabilities	10.6
Operating lease liabilities, current	2.8
Operating lease liabilities, non-current	13.2
Deferred tax liability	38.3
Other non-current liabilities	32.5
Total liabilities	191.9
Goodwill	$ 315.3

[1] Other intangible assets include customer relationship of $144.5 million, developed technology of $220.0 million, and in-process research and development ("IPR&D") of $48.0 million. Refer to "Note 9. Goodwill and Other Intangible Assets".

Goodwill has been assigned to the OpComms segment. Goodwill of $315.3 million arising from the acquisition is attributed to the expected synergies, including future cost efficiencies and other benefits that are expected to be generated by combining Lumentum and NeoPhotonics. None of the goodwill is expected to be deductible for local tax purposes. Refer to "Note 9. Goodwill and Other Intangible Assets."

From the Closing date, NeoPhotonics contributed $340.4 million of our consolidated net revenue for the year ended July 1, 2023. Due to the continued integration of the combined businesses, as well as our corporate structure and the allocation of selling, general and administrative costs, it is impracticable to determine NeoPhotonics' contribution to our earnings.

Supplemental Pro Forma Information

The following supplemental pro forma information presents the combined results of operations for the years ended July 1, 2023 and July 2, 2022, respectively, as if the merger was completed at the first day of fiscal 2022. The supplemental pro forma financial information presented below is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the date indicated. The supplemental pro forma financial information does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position.

The pro forma financial information includes adjustments for: (i) additional amortization expense that would have been recognized related to the acquired intangible assets, (ii) additional depreciation expense that would have been recognized related to the acquired property, plant, and equipment, (iii) additional cost of sales related to the inventory valuation adjustment, (iv) acquisition related costs, such as third party transaction costs and restructuring costs, (v) stock-based compensation expense and (vi) the estimated income tax effect on the pro forma adjustments.

The supplemental pro forma financial information for the periods presented is as follows (*in millions*):

	Years Ended	
	July 1, 2023	**July 2, 2022**
Net revenue	$ 1,790.9	$ 2,061.2
Net income (loss)	(90.1)	77.2

Acquisition of IPG Photonics' Telecom Transmission Product Lines

On August 15, 2022 ("IPG Closing date"), we completed a transaction to acquire IPG Photonics' telecom transmission product lines ("IPG telecom transmission product lines") that are used to develop and market products for use in telecommunications and datacenter infrastructure, including Digital Signal Processors (DSPs), ASICs and optical transceivers. This acquisition enables us to expand our business in the OpComms segment.

We have applied the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations* to account for this transaction. The total purchase price of $55.9 million was paid in cash. We have completed the purchase price allocation. Our final allocation of the purchase price consideration includes $29.1 million of in process research and development ("IPR&D"), $8.6 million of developed technology, $2.3 million of customer relationships, and $5.0 million of other net assets and liabilities, resulting in goodwill of $10.9 million.

We also recorded $2.0 million of merger-related costs, representing professional and other direct acquisition costs. Of the $2.0 million of merger-related costs, $0.4 million was incurred in fiscal year 2022 and $1.6 million was incurred in fiscal year 2023, which was recorded as selling, general and administrative expense in the consolidated statements of operations.

The pro forma financial information from the acquisition of the IPG telecom transmission product lines, assuming the acquisition had occurred as of the first day of fiscal 2022, as well as revenue and earnings generated during fiscal 2023, were not material for disclosure purposes.

Note 5. Cash, Cash Equivalents and Short-term Investments

The following table summarizes our cash, cash equivalents and short-term investments by category for the periods presented (*in millions*):

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
July 1, 2023:								
Cash	$	254.3	$	—	$	—	$	254.3
Cash equivalents:								
Money market funds		276.1		—		—		276.1
U.S. Agency securities		4.0		—		—		4.0
U.S. Treasury securities		324.6		—		—		324.6
Total cash and cash equivalents	$	859.0	$	—	$	—	$	859.0
Short-term investments:								
Certificates of deposit	$	16.5	$	—	$	—	$	16.5
Commercial paper		132.9		—		(0.2)		132.7
Corporate debt securities		472.7		—		(3.9)		468.8
U.S. Agency securities		207.9		—		(1.7)		206.2
U.S. Treasury securities		332.4		—		(2.0)		330.4
Total short-term investments	$	1,162.4	$	—	$	(7.8)	$	1,154.6
July 2, 2022:								
Cash	$	235.9	$	—	$	—	$	235.9
Cash equivalents:								
Commercial paper		23.6		—		—		23.6
Money market funds		1,000.2		—		—		1,000.2
U.S. Agency securities		8.0		—		—		8.0
U.S. Treasury securities		22.5		—		—		22.5
Total cash and cash equivalents	$	1,290.2	$	—	$	—	$	1,290.2
Short-term investments:								
Certificates of deposit	$	28.3	$	—	$	—	$	28.3
Commercial paper		107.4		—		(0.4)		107.0
Corporate debt securities		539.9		—		(7.4)		532.5
Municipal bonds		1.0		—		—		1.0
U.S. Agency securities		67.1		—		(1.4)		65.7
U.S. Treasury securities		528.2		0.3		(4.2)		524.3
Total short-term investments	$	1,271.9	$	0.3	$	(13.4)	$	1,258.8

We review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Factors considered in determining whether a loss is other-than-temporary include, but are not limited to, the length of time and extent a security's fair value has been below its cost, the financial condition and near-term prospects of the investee, the credit quality of the security's issuer, likelihood of recovery and our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in value. For the debt instruments we own, we also evaluate whether we have the intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its cost basis. We have not recorded our unrealized losses on our short-term investments into income because we do not intend to sell nor is it more likely than not that we will be required to sell these investments prior to recovery of their amortized cost basis.

We use the specific-identification method to determine any realized gains or losses from the sale of our short-term investments classified as available-for-sale. During fiscal 2023, 2022 and 2021, we did not realize significant gains or losses on a gross level from the sale of our short-term investments classified as available-for-sale.

The components of other income, net are as follows for the years presented (*in millions*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Foreign exchange gains (losses), net	$ 7.0	$ 6.1	$ (4.4)
Interest and investment income	40.8	6.1	5.7
Other income (losses), net	1.0	(0.2)	1.5
Other income, net	$ 48.8	$ 12.0	$ 2.8

Included in the interest and investment income are $6.7 million, $3.9 million and $4.1 million of interest receivable as of July 1, 2023, July 2, 2022 and July 3, 2021, respectively, recorded in prepayments and other current assets within the consolidated balance sheets. We did not recognize an allowance for credit losses against the interest receivable in any of the periods presented as there were no such losses.

Concurrent with the issuance of the 2029 Notes in June 2023, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes. We recognized a gain of $1.0 million, which was recorded under other income, net on our consolidated statements of operations for the year ended July 1, 2023. Refer to "Note 10. Debt".

The following table summarizes unrealized losses on our cash equivalents and short-term investments by category that have been in a continuous unrealized loss position for more than 12 months and less than 12 months, respectively, as of the periods presented (*in millions*):

	Continuous Loss Position For More Than 12 Months		Continuous Loss Position For Less Than 12 Months		Gross Unrealized Losses
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	
July 1, 2023					
U.S. Agency securities	$ 39.6	$ (0.4)	$ 170.6	$ (1.3)	$ (1.7)
Certificates of deposit	—	—	7.7	—	—
Commercial paper	—	—	128.5	(0.2)	(0.2)
Corporate debt securities	93.6	(1.2)	358.9	(2.7)	(3.9)
U.S. government bonds	50.8	(0.6)	221.4	(1.4)	(2.0)
Total	$ 184.0	$ (2.2)	$ 887.1	$ (5.6)	$ (7.8)
July 2, 2022					
U.S. Agency securities	$ —	$ —	$ 73.7	$ (1.4)	$ (1.4)
Certificates of deposit	—	—	16.2	—	—
Commercial paper	—	—	130.7	(0.4)	(0.4)
Corporate debt securities	57.4	(0.9)	473.2	(6.5)	(7.4)
Municipal bonds	—	—	1.0	—	—
U.S. government bonds	—	—	366.0	(4.2)	(4.2)
Total	$ 57.4	$ (0.9)	$ 1,060.8	$ (12.5)	$ (13.4)

The following table classifies our short-term investments by remaining maturities (*in millions*):

	July 1, 2023		July 2, 2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	$ 762.9	$ 759.1	$ 1,010.9	$ 1,002.2
Due between 1 year to 5 years	399.5	395.5	261.0	256.6
	$ 1,162.4	$ 1,154.6	$ 1,271.9	$ 1,258.8

All available-for-sale securities have been classified as current, based on management's intent and ability to use the funds in current operations.

Note 6. Fair Value Measurements

We determine fair value based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:	Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.
Level 3:	Inputs are unobservable inputs based on our assumptions.

The fair value of our Level 1 financial instruments, such as money market funds and U.S. Treasury securities, which are traded in active markets, is based on quoted market prices for identical instruments. The fair value of our Level 2 fixed income securities is obtained from an independent pricing service, which may use quoted market prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data. Our marketable securities are held by custodians who obtain investment prices from a third-party pricing provider that incorporates standard inputs in various asset price models. Our procedures include controls to ensure that appropriate fair values are recorded, including comparing the fair values obtained from our pricing service against fair values obtained from another independent source.

Our pension assets consist of multiple institutional funds ("pension funds") of which the fair values are based on the quoted prices of the underlying funds. Pension funds are primarily classified as Level 2 assets since such funds are not directly traded in active markets. Refer to "Note 16. Employee Retirement Plans."

Financial assets measured at fair value on a recurring basis are summarized below (*in millions*):

	Level 1	Level 2	Level 3	Total
July 1, 2023 [(1)]				
Assets:				
Cash equivalents:				
Money market funds	$ 276.1	$ —	$ —	$ 276.1
U.S. Agency securities	—	4.0	—	4.0
U.S. Treasury securities	324.6	—	—	324.6
Short-term investments:				
Certificates of deposit	—	16.5	—	16.5
Commercial paper	—	132.7	—	132.7
Corporate debt securities	—	468.8	—	468.8
U.S. Agency securities	—	206.2	—	206.2
U.S. Treasury securities	330.4	—	—	330.4
Total assets	$ 931.1	$ 828.2	$ —	$ 1,759.3

[(1)] Excludes $254.3 million in cash held in our bank accounts as of July 1, 2023.

	Level 1	Level 2	Level 3	Total
July 2, 2022: [(1)]				
Assets:				
Cash equivalents:				
Commercial paper	$ —	$ 23.6	$ —	$ 23.6
Money market funds	1,000.2	—	—	1,000.2
U.S. Agency securities	—	8.0	—	8.0
U.S. Treasury securities	22.5	—	—	22.5
Short-term investments:				
Certificates of deposit	—	28.3	—	28.3
Commercial paper	—	107.0	—	107.0
Corporate debt securities	—	532.5	—	532.5
Municipal bonds	—	1.0	—	1.0
U.S. Agency securities	—	65.7	—	65.7
U.S. Treasury securities	524.3	—	—	524.3
Total assets	$ 1,547.0	$ 766.1	$ —	$ 2,313.1

[(1)] Excludes $235.9 million in cash held in our bank accounts as of July 2, 2022.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value with the exception of the convertible notes, see "Note 10. Debt". The estimated fair value of the convertible notes was determined based on the trading price of the convertible notes as of the last day of trading for the period. We consider the fair value of the convertible notes to be a Level 2 measurement as they are not actively traded in markets.

The carrying amounts and estimated fair values of our convertible notes are as follows for the periods presented (*in millions*):

	July 1, 2023		July 2, 2022	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
2029 Notes	$ 598.6	$ 625.2	$ —	$ —
2028 Notes	855.5	677.8	634.7	735.7
2026 Notes	1,045.9	933.2	831.4	1,065.0
2024 Notes	311.6	345.2	409.9	614.2
	$ 2,811.6	$ 2,581.4	$ 1,876.0	$ 2,414.9

Assets Measured at Fair Value on a Non-Recurring Basis

We periodically review our intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. If not recoverable, an impairment loss would be calculated based on the excess of the carrying amount over the fair value.

Management utilizes various valuation methods, including an income approach, a market approach and a cost approach, to estimate the fair value of intangibles and other long-lived assets. During the annual impairment testing performed in the fourth quarter of fiscal 2023, we concluded that our intangible and other long-lived assets were not impaired. We review our intangible and other long-lived assets for impairment at least annually in the fourth quarter of each fiscal year, or any indicators of impairment exist.

Note 7. Balance Sheet Details

Allowance for current expected credit losses

We did not have any allowance for credit losses other than our allowance for uncollectible accounts receivable. As of July 1, 2023 and July 2, 2022, the allowance for credit losses on our trade receivables was less than $0.1 million for both years.

Inventories

The components of inventories were as follows (*in millions*):

	July 1, 2023	July 2, 2022
Raw materials and purchased parts	$ 170.5	$ 98.9
Work in process	103.2	92.2
Finished goods	134.9	59.0
Inventories	$ 408.6	$ 250.1

In connection with the NeoPhotonics merger, we recorded $17.8 million of inventory fair value step-up as of the merger Closing date. As of July 1, 2023, the fair value step-up is fully amortized.

Operating lease right-of-use assets, net

Operating lease right-of-use assets, net were as follows (*in millions*):

	July 1, 2023	July 2, 2022
Operating lease right-of-use assets	$ 116.5	$ 102.1
Less: accumulated amortization	(39.2)	(28.5)
Operating lease right-of-use assets, net	$ 77.3	$ 73.6

In connection with the NeoPhotonics merger, we acquired $16.9 million right-of-use assets as of the merger Closing date, related to leases of real estate properties used as our manufacturing and R&D premises. These leases are accounted for as operating leases and have the remaining lease term ranging from 3.8 to 6.4 years at the Closing date.

Property, plant and equipment, net

The components of property, plant and equipment, net were as follows (*in millions*):

	July 1, 2023	July 2, 2022
Land	$ 63.5	$ 49.7
Buildings and improvement	170.3	105.3
Machinery and equipment	657.9	548.8
Computer equipment and software	41.4	31.3
Furniture and fixtures	10.2	8.9
Leasehold improvements	49.6	35.7
Construction in progress	69.2	47.0
	1,062.1	826.7
Less: Accumulated depreciation	(572.6)	(466.2)
Property, plant and equipment, net	$ 489.5	$ 360.5

Our construction in progress primarily includes machinery and equipment that we expect to place in service in the next 12 months.

In connection with our merger with NeoPhotonics in fiscal 2023, we assumed $106.1 million of property, plant and equipment, net, as of the Closing date.

During fiscal 2022, we purchased the land and buildings in Thailand and Slovenia with a fair value of $15.1 million in order to expand our manufacturing capacity. Refer to Note 18. Operating Segments and Geographic Information for property, plant and equipment by geographic areas based on the physical location of the assets.

During fiscal 2021, we sold land and building located in San Jose, California for $23.0 million and recognized a gain of $8.3 million, which was recorded as an offset to selling, general and administrative expenses in our consolidated statement of operations for the year ended July 3, 2021. As part of this transition, in fiscal 2022, we sold equipment that was no longer needed and recognized a gain of $5.9 million, which we recorded as an offset to cost of sales in our consolidated statement of operations for the year ended July 2, 2022.

During fiscal 2023, 2022 and 2021, we recorded depreciation expense of $106.6 million, $81.6 million, and $91.4 million, respectively.

Other current liabilities

The components of other current liabilities were as follows *(in millions)*:

	July 1, 2023	July 2, 2022
Restructuring and related accrual [1]	$ 5.0	$ —
Warranty reserve [2]	6.8	10.0
Deferred revenue and customer deposits	2.1	—
Income tax payable [3]	28.0	26.0
Other current liabilities	5.9	3.4
Other current liabilities	$ 47.8	$ 39.4

[1] Refer to "Note 12. Restructuring and Related Charges."

[2] Refer to "Note 17. Commitments and Contingencies."

[3] Refer to "Note 14. Income Taxes."

Other non-current liabilities

The components of other non-current liabilities were as follows (*in millions*):

	July 1, 2023	July 2, 2022
Asset retirement obligation	$ 8.2	$ 4.6
Pension and related accrual [(1)]	9.6	7.2
Unrecognized tax benefit	64.4	30.5
Other non-current liabilities	9.2	0.6
Other non-current liabilities	$ 91.4	$ 42.9

[(1)] We have defined benefit pension plans in Japan, Switzerland, and Thailand. In connection with our merger with NeoPhotonics in August 2023, we assumed an additional defined benefit plan covering employees in Japan. Pension and related accrual of $9.6 million as of July 1, 2023 relates to $10.2 million of non-current portion of benefit obligation, offset by $0.6 million of funding for the pension plan in Switzerland. Pension and related accrual of $7.2 million as of July 2, 2022 relates to $7.7 million of non-current portion of benefit obligation, offset by $0.5 million of funding for the pension plan in Switzerland. Refer to "Note 16. Employee Retirement Plans".

Note 8. Leases

We lease certain real and personal property from unrelated third parties under non-cancellable operating leases that expire at various dates through fiscal 2033. These operating leases are primarily for administrative offices, research and development and manufacturing facilities, as well as sales offices in various countries around the world. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Many leases include one or more options to renew. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

As of July 1, 2023, we sublease a portion of our offices in the Japan, United Kingdom, the United States and Canada. These subleases will expire at various dates through fiscal year 2028. We anticipate receiving approximately $1.8 million in sublease income over the next fiscal year.

The components of lease costs, lease term, and discount rate are as follows (*in millions, except for weighted average data*):

	July 1, 2023	July 2, 2022	July 3, 2021
Finance lease cost	$ —	$ —	$ 0.5
Operating lease cost	14.4	13.0	14.1
Short-term and variable lease cost	2.7	2.0	4.3
Sublease income	(2.6)	(3.0)	(2.8)
Total lease cost	$ 14.5	$ 12.0	$ 16.1
Weighted average remaining lease term (*in years*):			
Operating leases	5.8	6.9	7.5
Finance leases	N/A	N/A	—
Weighted average discount rate (*in percentages*):			
Operating leases	3.1 %	3.0 %	3.5 %
Finance leases	N/A	N/A	— %

As of July 1, 2023, maturities of our operating lease liabilities, which do not include short-term leases and variable lease payments, were as follows (*in millions*):

Fiscal Years	Operating Leases [1]
2024	$ 16.1
2025	13.2
2026	11.6
2027	9.3
2028	5.4
Thereafter	12.2
Total minimum lease payments	67.8
Less: amount representing interest	(5.7)
Present value of total lease liabilities	$ 62.1

(1) Non-cancellable sublease proceeds for fiscal 2024 of $1.8 million are not included in the table above.

Note 9. Goodwill and Other Intangible Assets

Goodwill

In the first quarter of fiscal 2023, we completed two acquisitions, our merger with NeoPhotonics and the acquisition of IPG telecom transmission product lines. We recognized goodwill of $315.3 million related to the NeoPhotonics merger and $10.9 million related to the acquisition of the IPG telecom transmission product lines as of July 1, 2023. We allocated the entire goodwill amount in connection with these two acquisitions to the OpComms segment.

The following table presents our goodwill balance by the reportable segments as of July 1, 2023 and July 2, 2022 (*in millions*):

	Optical Communications	Commercial Lasers	Total
Balance as of July 2, 2022	$ 363.5	$ 5.4	$ 368.9
Acquisition of NeoPhotonics [1]	315.3	—	315.3
Acquisition of IPG telecom transmission product lines [2]	10.9	—	10.9
Balance as of July 1, 2023	$ 689.7	$ 5.4	$ 695.1

(1) We recorded $318.3 million of goodwill as of the acquisition date, and $3.0 million of measurement period adjustments to reduce goodwill during the year ended July 1, 2023.

(2) We recorded $6.5 million of goodwill as of the acquisition date, and $4.4 million of measurement period adjustments to increase goodwill during the year ended July 1, 2023.

Impairment of Goodwill

We review goodwill for impairment during the fourth quarter of each fiscal year or more frequently if events or circumstances indicate that an impairment loss may have occurred. Based on the impairment analysis performed in the fourth quarter of each year presented, the fair value of each of our reporting units substantially exceeded the carrying value; as such, our annual qualitative assessment did not indicate that a more detailed quantitative analysis was necessary.

Other Intangibles

The intangible assets are amortized on a straight-line basis over the estimated useful lives, except for certain customer relationships, which are amortized using an accelerated method of amortization over the expected customer lives, more accurately reflecting the pattern of realization of economic benefits we expect to derive. Acquired developed technologies are amortized to cost of sales and customer relationships are amortized to selling, general and administrative expenses in the consolidated statement of operations.

In-process research and development ("IPR&D") is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life.

During the annual impairment testing performed in the fourth quarter of fiscal 2023, we concluded that our intangible and other long-lived assets were not impaired at the asset group level. We review our intangible and other long-lived assets for impairment at least annually in the fourth quarter of each fiscal year, absent any interim indicators of impairment. There were no indicators of impairment at the asset group level during the during the years ended July 1, 2023 and July 2, 2022.

In connection with the merger with NeoPhotonics and the acquisition of the IPG telecom transmission product lines, we recorded $452.5 million of intangible assets. Refer to "Note 4. Business Combination". The intangible assets acquired from the acquisitions were as follows as of the acquisition date (*in millions, except for weighted average amortization period*):

| | Fair value at the acquisition date | | | Weighted average amortization period (in years) |
	NeoPhotonics	IPG telecom transmission product lines	Total acquired	
Acquired developed technologies	$ 220.0	$ 8.6	$ 228.6	5.2
Customer relationships	144.5	2.3	146.8	5.9
In-process research and development	48.0	29.1	77.1	n/a
Total intangible assets	$ 412.5	$ 40.0	$ 452.5	

During the year ended July 1, 2023, we reclassified $23.3 million of IPR&D intangible assets acquired from NeoPhotonics to acquired developed technologies for IPR&D projects that were completed during the period. We recorded $2.6 million of related amortization expense in our consolidated statements of operations during the year ended July 1, 2023.

During the year ended July 1, 2023, we recorded a total charge of $21.3 million to write-off acquired intangible assets, which includes $12.9 million of research and development expense for IPR&D intangible assets acquired from NeoPhotonics for projects we will no longer pursue, and $6.8 million of cost of sales for developed technologies acquired from IPG and $1.6 million of selling, general and administrative expense for customer relationship acquired from IPG primarily due to product discontinuation as well as changes in customer demand.

The following tables present details of all of our intangibles, including those acquired in connection with our acquisitions in the first quarter of fiscal 2023, as of the periods presented (*in millions, except for weighted average remaining amortization period*):

July 1, 2023	Gross Carrying Amounts		Accumulated Amortization		Net Carrying Amounts		Weighted average remaining amortization period (years)
Acquired developed technologies	$	630.9	$	(385.5)	$	245.4	4.2
Customer relationships		289.7		(116.8)		172.9	3.7
In-process research and development		40.9		—		40.9	n/a
Total intangible assets	$	961.5	$	(502.3)	$	459.2	

July 2, 2022	Gross Carrying Amounts		Accumulated Amortization		Net Carrying Amounts		Weighted average remaining amortization period (years)
Acquired developed technologies	$	390.3	$	(303.6)	$	86.7	2.5
Customer relationships		145.0		(76.0)		69.0	4.4
Total intangible assets	$	535.3	$	(379.6)	$	155.7	

During fiscal 2023, 2022 and 2021, we recorded $127.7 million, $85.5 million and $85.7 million, respectively, of amortization related to intangibles assets.

The following table presents details of amortization for the periods presented *(in millions)*:

	Years ended					
	July 1, 2023		July 2, 2022		July 3, 2021	
Cost of sales	$	84.4	$	62.9	$	61.7
Selling, general and administrative		43.3		22.6		24.0
Total amortization of intangibles	$	127.7	$	85.5	$	85.7

Based on the carrying amount of our acquired developed technologies and customer relationships as of July 1, 2023, and assuming no future impairment of the underlying assets, the estimated future amortization is as follows *(in millions):*

Fiscal Years		
2024	$	110.8
2025		96.9
2026		87.2
2027		76.7
2028		37.3
Thereafter		9.4
Total	$	418.3

The table above excludes in-process research and development intangible assets.

Note 10. Debt

Convertible Notes

2029 Notes

On June 16, 2023, we issued $603.7 million in aggregate principal amount of 2029 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2029 Notes are governed by an indenture between the Company and U.S. Bank Trust Company National Association, (as successor in interest to U.S. Bank National Association), as a trustee (the "2029 Indenture"). The 2029 Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The net proceeds from the sale of the 2029 Notes was $599.4 million, after deducting $4.3 million of net issuance costs. In addition, we incurred $0.8 million of professional fees directly related to this transaction. Concurrent with the issuance of the 2029 Notes, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes and $125.0 million of the net proceeds to repurchase our common stock in privately negotiated transactions. We intend to use the remaining net proceeds for general corporate purposes, which may include the repayment of our indebtedness, including any of our existing convertible notes, capital expenditures, working capital and potential acquisitions.

The 2029 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2023. The 2029 Notes will mature on December 15, 2029, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 14.3808 shares of common stock per $1,000 principal amount of the 2029 Notes (which is equivalent to an initial conversion price of approximately $69.54 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2029 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2029 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding September 15, 2029, holders of the 2029 Notes may convert their 2029 Notes only under the following circumstances:

- during any fiscal quarter commencing after September 30, 2023 (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% if the applicable conversion price on each applicable trading day;

- during the five consecutive business day period after any five consecutive trading day period (the "2029 measurement period") in which the trading price per $1,000 principal amount of 2029 Notes for each trading day of the 2029 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;

- if we call any or all of the 2029 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events as specified in the 2029 Indenture.

On or after September 15, 2029 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2029 Notes at any time. Upon conversion, we will satisfy our conversion obligation in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

We may redeem for cash all or any portion of the 2029 Notes, at our option (subject to the partial redemption limitation set forth in the 2029 Indenture), on or after June 22, 2026, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2029 Notes. If we elect to redeem fewer than all of the outstanding 2029 Notes, at least $100.0 million aggregate principal amount of the 2029 Notes must be outstanding and not subject to redemption as of the redemption notice date. Upon the occurrence of a fundamental change (as defined in the 2029 Indenture), holders may require us to repurchase all or a portion of their 2029 Notes for cash at a price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The entire 2029 Notes are recorded as convertible notes, non-current in our consolidated balance sheets as of July 1, 2023, measured at amortized cost.

2028 Notes

In March 2022, we issued $861.0 million in aggregate principal amount of 2028 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2028 Notes are governed by an indenture between the Company and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as a trustee (the "2028 Indenture"). The 2028 Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The net proceeds from the sale of the 2028 Notes was $854.8 million, after deducting $6.2 million in issuance costs. In addition, we incurred $0.7 million of professional fees directly related to this transaction. Concurrent with the issuance of the 2028 Notes, we used $200.0 million of the net proceeds to repurchase our common stock in privately negotiated transactions.

The 2028 Notes bear interest at a rate of 0.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. The 2028 Notes will mature on June 15, 2028, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 7.6319 shares of common stock per $1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately $131.03 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2028 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2028 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding March 15, 2028, holders of the 2028 Notes may convert their 2028 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% if the applicable conversion price, or $170.34 on each applicable trading day;

- during the five consecutive business day period after any five consecutive trading day period (the "2028 measurement period") in which the trading price per $1,000 principal amount of the 2028 Notes for each trading day of the 2028 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;

- if we call any or all of the 2028 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events as specified in the 2028 Indenture.

On or after March 15, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2028 Notes at any time. Upon conversion, we may satisfy our conversion obligation in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

We may redeem for cash all or any portion of the 2028 Notes, at our option (subject to the partial redemption limitation set forth in the 2028 Indenture), on or after June 20, 2025, if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes. If we elect to redeem fewer than all of the outstanding 2028 Notes, at least $100.0 million aggregate principal amount of the 2028 Notes must be outstanding and not subject to redemption as of the redemption notice date. Upon the occurrence of a fundamental change (as defined in the 2028 Indenture), holders may require us to repurchase all or a portion of their 2028 Notes for cash at a price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We initially bifurcated the principal amount of the 2028 Notes into liability and equity components. The liability component of the 2028 Notes was initially valued at $629.8 million based on the contractual cash flow discounted at an appropriate comparable market on the non-convertible debt borrowing rate at the date of issuance, which was 5.7%, with the equity component representing the residual amount of the proceeds of $231.2 million, which was recorded as a debt discount. Upon adoption of ASU 2020-06 in the first quarter of fiscal 2023, our 2028 Notes were accounted for as a single liability measured at amortized cost. Refer to "Note 2. Recently Issued Accounting Pronouncements" for the detailed adoption impact.

2026 Notes

In December 2019, we issued $1,050.0 million in aggregate principal amount of the 2026 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The 2026 Notes are governed by an indenture between the Company and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as trustee (the "2026 Indenture"). We used approximately $196.0 million of the net proceeds of the offering to repay in full all amounts outstanding under our term loan facility, and a portion of the net proceeds of the offering to purchase approximately $200.0 million of our common stock concurrently with the pricing of the offering in privately negotiated transactions. The 2026 Notes are unsecured and do not contain any financial covenants, restrictions on dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The 2026 Notes bear interest at a rate of 0.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2020. The 2026 Notes will mature on December 15, 2026, unless earlier redeemed, repurchased by us, or converted pursuant to their terms.

The initial conversion rate is 10.0711 shares of common stock per $1,000 principal amount of the 2026 Notes (which is equivalent to an initial conversion price of approximately $99.29 per share). The conversion rate is subject to adjustment upon the occurrence of certain events specified in the 2026 Indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares set forth in the 2026 Indenture or a holder that elects to convert the 2026 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding September 15, 2026, holders of the 2026 Notes may convert their 2026 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2026 Notes, or $129.08 on each applicable trading day;

- during the five business day period after any five consecutive trading day period (the "2026 measurement period") in which the trading price per $1,000 principal amount of the 2026 Notes for each trading day of the 2026 measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2026 Notes on each such trading day;

- if we call any or all of the 2026 Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the relevant redemption date; or

- upon the occurrence of specified corporate events as specified in the 2026 Indenture.

On or after September 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert the 2026 Notes at any time. Upon conversion, we may satisfy our conversion obligation in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

We may redeem for cash, for all or any portion of the 2026 Notes, at our option, on or after December 20, 2023, if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide a notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2026 Notes. Upon the occurrence of a fundamental change (as defined in the 2026 Indenture), holders may require us to repurchase all or a portion of the 2026 Notes for cash at a price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

We initially bifurcated the principal amount of the 2026 Notes into liability and equity components. The liability component of the 2026 Notes was valued at $734.8 million based on the contractual cash flows discounted at an appropriate comparable market non-convertible debt borrowing rate at the date of issuance of 5.8% with the equity component representing the residual amount of the proceeds of $315.2 million, which was recorded as a debt discount. Upon adoption of ASU 2020-06 in the first quarter of fiscal 2023, our 2026 Notes were accounted for as a single liability measured at amortized cost. Refer to "Note 2. Recently Issued Accounting Pronouncements" for the detailed adoption impact.

2024 Notes

In March 2017, we issued $450.0 million in aggregate principal amount of the 2024 Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The 2024 Notes are governed by an indenture between the Company, and U.S. Bank Trust Company National Association (as successor in interest to U.S. Bank National Association), as trustee (the "2024 Indenture"). The 2024 Notes are unsecured and do not contain any financial covenants, restrictions on dividends, incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us.

The 2024 Notes bear interest at a rate of 0.25% per year. Interest on the 2024 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017. The 2024 Notes will mature on March 15, 2024, unless earlier repurchased by us or converted pursuant to their terms.

The initial conversion rate of the 2024 Notes is 16.4965 shares of common stock per $1,000 principal amount of 2024 Notes, which is equivalent to an initial conversion price of approximately $60.62 per share. The conversion rate is subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2024 Indenture) or our issuance of a notice of redemption, we will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert the 2024 Notes in connection with such make-whole fundamental change or notice of redemption.

Prior to the close of business on the business day immediately preceding December 15, 2023, each holder of the 2024 Notes may convert their 2024 Notes only under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price, or $78.80 on each applicable trading day;

- during the five consecutive business day period after any five consecutive trading day period (the "2024 measurement period") in which the trading price per $1,000 principal amount of 2024 Notes for each trading day of such 2024 measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on each such trading day;

- upon the occurrence of specified corporate events as specified in the 2024 Indenture.

On or after December 15, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their 2024 Notes at any time. In addition, upon the occurrence of a make-whole fundamental change (as defined in the 2024 Indenture), we will, in certain circumstances, increase the conversion rate by a number of additional shares set forth in the 2024 Indenture for a holder that elects to convert 2024 Notes in connection with such make-whole fundamental change.

We may not redeem the 2024 Notes prior to their maturity date and no sinking fund is provided for the 2024 Notes. Upon the occurrence of a fundamental change, holders may require us to repurchase all or a portion of their 2024 Notes for cash at a price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus any accrued and unpaid interest.

We considered the features embedded in the 2024 Notes other than the conversion feature, including the holders' put feature, our call feature, and the make-whole feature, and concluded that they are not required to be bifurcated and accounted for separately from the host debt instrument.

Prior to the Tax Matters Agreement settlement condition ("TMA settlement condition"), because we could only settle the 2024 Notes in cash, we determined that the conversion feature met the definition of a derivative liability. We separated the derivative liability from the host debt instrument based on the fair value of the derivative liability. As of the issuance date, March 8, 2017, the derivative liability fair value of $129.9 million was calculated using the binomial valuation approach. The residual principal amount of the 2024 Notes of $320.1 million before issuance costs was allocated to the debt component. We incurred approximately $7.7 million in transaction costs in connection with the issuance of the 2024 Notes. These costs were allocated to the debt component and recognized as a debt discount. We amortize the debt discount, including both the initial value of the derivative liability and the transaction costs, over the term of the 2024 Notes using the effective interest method. The effective interest rate of the 2024 Notes is 5.4% per year.

During fiscal 2017, we satisfied the TMA settlement condition. As such, the value of the conversion option is no longer marked-to-market and was reclassified to additional paid-in capital within stockholders' equity on our consolidated balance sheet. The value of the conversion option at the time of issuance is treated as an original issue discount for purposes of accounting for the debt component of the 2024 Notes. The debt component will accrete up to the principal amount over the expected term of the debt. The adoption of ASU 2020-06 did not change the presentation of the 2024 Notes, as the conversion feature associated with the 2024 Notes continues to be classified within stockholders' equity.

Concurrent with the issuance of the 2029 Notes, we used $132.8 million of the net proceeds to repurchase $125.0 million aggregate principal amount of the 2024 Notes, which we accounted for as an extinguishment of liability. $13.5 million of the $132.8 million repurchase price was allocated to the conversion feature of the repurchased 2024 Notes, representing the fair value of the conversion feature at the date of the repurchase, and was recognized as a reduction of the stockholders' equity. Refer to consolidated statements of stockholders' equity. We recognized an extinguishment gain of $1.0 million related to the repurchase, which was recorded under other income, net on our consolidated statements of operations for the year ended July 1, 2023. The remaining principal amount of the 2024 Notes as of July 1, 2023 was $323.1 million.

During the year ended July 1, 2023, we received conversion requests of less than $0.1 million principal amount of the 2024 Notes, which we settled with cash in accordance with the 2024 Indenture. During the year ended July 2, 2022, we received conversion requests of $1.8 million principal amount of the 2024 Notes, which we settled with a combination of $1.8 million of cash and approximately 9 thousand shares of common stock in accordance with the 2024 Indenture. Since issuing the 2024 Notes, we have converted a total of approximately $1.9 million principal amount of the 2024 Notes.

Convertible Notes - Additional Disclosures

Our convertible notes consisted of the following components as of the periods presented (*in millions*):

July 1, 2023	2024 Notes [1]	2026 Notes [2]	2028 Notes [3]	2029 Notes [4]	Total
Principal	$ 323.1	$ 1,050.0	$ 861.0	$ 603.7	$ 2,837.8
Unamortized debt discount and debt issuance costs	(11.5)	(4.1)	(5.5)	(5.1)	(26.2)
Net carrying amount of the liability component	$ 311.6	$ 1,045.9	$ 855.5	$ 598.6	$ 2,811.6

July 2, 2022	2024 Notes [1]	2026 Notes [2]	2028 Notes [3]	Total
Principal	$ 448.1	$ 1,050.0	$ 861.0	$ 2,359.1
Unamortized debt discount and debt issuance costs	(38.2)	(218.6)	(226.3)	(483.1)
Net carrying amount of the liability component	$ 409.9	$ 831.4	$ 634.7	$ 1,876.0

[1] If the closing price of our stock exceeded $78.80 (or 130% of the conversion price of $60.62) for 20 of the last 30 trading days of any future quarter, the 2024 Notes would become convertible at the option of the holders during the subsequent fiscal quarter. The 2024 Notes are classified as current liabilities as the debt will mature on March 15, 2024.

[2] If the closing price of our stock exceeds $129.08 (or 130% of the conversion price of $99.29 for 20 of the last 30 trading days of any future quarter, the 2026 Notes would also become convertible at the option of the holders during the subsequent fiscal quarter and the debt would be reclassified to current liabilities in our consolidated balance sheets.

[3] If the closing price of our stock exceeds $170.34 (or 130% of the conversion price of $131.03) for 20 of the last 30 trading days of any future quarter, the 2028 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt would be reclassified to current liabilities in our consolidated balance sheets.

[4] If the closing price of our stock exceeds $90.40 (or 130% of the conversion price of $69.54) for 20 of the last 30 trading days of any future quarter, the 2029 Notes would become convertible at the option of the holders during the subsequent fiscal quarter and the debt would be reclassified to current liabilities in our consolidated balance sheets.

The following table sets forth interest expense information related to our convertible notes for the periods presented (*in millions*):

	July 1, 2023	July 2, 2022	July 3, 2021
Contractual interest expense	$ 11.2	$ 7.8	$ 6.5
Amortization of the debt discount and debt issuance costs	24.3	72.4	60.2
Total interest expense	$ 35.5	$ 80.2	$ 66.7

The future interest and principal payments related to our convertible notes are as follows as of July 1, 2023 (*in millions*):

Fiscal Years	2024 Notes	2026 Notes	2028 Notes	2029 Notes	Total
2024	$ 324.3	$ 5.3	$ 4.3	$ 9.1	$ 343.0
2025	—	5.3	4.3	9.1	18.7
2026	—	5.3	4.3	9.1	18.7
2027	—	1,052.5	4.3	9.1	1,065.9
2028	—	—	865.3	9.1	874.4
Thereafter	—	—	—	617.1	617.1
Total payments	$ 324.3	$ 1,068.4	$ 882.5	$ 662.6	$ 2,937.8

The principal balances of our convertible notes are reflected in the payment periods in the table above based on their respective contractual maturities.

Mitsubishi Bank Loans

In connection with our merger of NeoPhotonics, we assumed several loan agreements with MUFG Bank, Ltd. (the "Mitsubishi Bank Loans") for an aggregate fair value of approximately $5.9 million, approximately $0.9 million of which was paid in the fiscal first quarter of 2023 and the remaining balance was fully paid in the fiscal second quarter of 2023. We recorded $0.1 million of interest expense related to the Mitsubishi Bank Loans for the year ended July 1, 2023.

Note 11. Accumulated Other Comprehensive Income

Our accumulated other comprehensive income (loss) consists of the accumulated net unrealized gains or losses on foreign currency translation adjustments, defined benefit obligations, and available-for-sale securities.

The changes in accumulated other comprehensive income (loss), net of tax, were as follows for the periods as presented (*in millions*):

	Foreign currency translation adjustments, net of tax [1]	Defined benefit obligations, net of tax [2]	Unrealized gain (loss) on available-for-sale securities, net of tax [3]	Total
Ending balance as of June 27, 2020	$ 9.7	$ (4.2)	$ 2.4	$ 7.9
Other comprehensive income (loss)	—	2.8	(2.5)	0.3
Ending balance as of July 3, 2021	9.7	(1.4)	(0.1)	8.2
Other comprehensive income (loss)	—	2.4	(10.2)	(7.8)
Ending balance as of July 2, 2022	$ 9.7	$ 1.0	$ (10.3)	$ 0.4
Other comprehensive income (loss)	0.7	(1.4)	4.4	3.7
Ending balance as of July 1, 2023	$ 10.4	$ (0.4)	$ (5.9)	$ 4.1

[1] In fiscal 2019, as a result of significant changes in economic facts and circumstances, primarily due to the acquisition of Oclaro, we established the functional currency for our worldwide operations as the U.S. dollar. Translation adjustments reported prior to December 10, 2028 remain as a component of accumulated other comprehensive income in our consolidated balance sheets, until all or a part of the investment in the subsidiaries is sold or liquidated. In fiscal 2023, we acquired IPG telecom transmission product lines. The functional currency of the Brazilian entities acquired as part of this acquisition is the local currency. For the year ended July 1, 2023, we recorded $0.7 million of foreign currency translation adjustments.

[2] We evaluate the assumptions over the fair value of our defined benefit obligations annually and make changes as necessary. During fiscal 2023, 2022 and 2021, our income (loss) on defined benefit obligations is presented net of tax of nil, $1.5 million, and nil, respectively.

[3] In fiscal 2023, 2022 and 2021, our unrealized gain (loss) on available-for-sale securities is presented net of tax of $0.8 million, $2.8 million and $(0.5) million, respectively.

Note 12. Restructuring and Related Charges

We have initiated various strategic restructuring actions primarily to reduce costs, consolidate our operations, rationalize the manufacturing of our products and align our business in response to market conditions and as a result of our acquisitions in the first quarter of fiscal 2023.

The following table summarizes the activity of restructuring and related charges during the periods presented (*in millions*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Balance as of beginning of period	$ —	$ 5.7	$ 5.2
Charges (reversals), net	28.1	(1.1)	7.7
Payments	(23.1)	(4.6)	(7.2)
Balance as of end of period	$ 5.0	$ —	$ 5.7

During the year ended July 1, 2023, we recorded restructuring and related charges of $28.1 million in our consolidated statements of operations, which was primarily attributable to company-wide integration efforts as a result of the merger with NeoPhotonics, our cost reduction initiatives, as well as severance and employee-related benefits associated with NeoPhotonics' executive severance and retention agreements. These agreements provide for payments and benefits upon an involuntary termination of employment under certain circumstances.

During the year ended July 2, 2022, we recorded a net reversal to our restructuring and related charges of $1.1 million in our consolidated statements of operations, which was primarily attributable to lower than anticipated employee severance charges due to retaining and re-assigning certain employees.

During the year ended July 3, 2021, we recorded restructuring and related charges of $7.7 million in our consolidated statements of operations. The charges were primarily attributable to severance charges associated with the decision to cease manufacturing of certain products in San Jose, California, as well as other cost reduction measures taken across the Company impacting all regions.

Any changes in the estimates of executing our restructuring activities will be reflected in our future results of operations.

Note 13. Retirement and Disposal of Assets

We record fixed assets losses, primarily attributable to the retirement and disposal of fixed assets, net of proceeds received. The impact of such losses on our results of operations by function during the periods presented was as follows *(in millions)*:

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Cost of sales	$ 1.5	$ 2.5	$ 9.3
Research and development	0.5	0.4	0.3
Selling, general and administrative	6.6	0.1	(7.2)
	$ 8.6	$ 3.0	$ 2.4

In fiscal year 2023, as a result of company-wide integration efforts associated with the recent merger with NeoPhotonics, we made a decision to consolidate our manufacturing and operational sites. The $8.6 million of expense recorded during the year primarily relates to the retirement of assets that were no longer needed as part of this initiative.

In fiscal year 2021, we made a decision to cease manufacturing of certain products at a manufacturing facility that we owned in San Jose, California. During the fourth quarter of fiscal 2021, we shut down the manufacturing site and sold the related land and building for $23.0 million and recognized a gain of $8.3 million, which was recorded as an offset to selling, general and administrative expenses in our consolidated statement of operations for the fiscal year ended July 3, 2021. As part of this transition, in fiscal 2022, we sold equipment that was no longer needed and recognized a gain of $5.9 million, which was recorded as an offset to cost of sales in our consolidated statement of operations for the fiscal year ended July 2, 2022.

Note 14. Income Taxes

Our income before income taxes consisted of the following (*in millions*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Domestic	$ (44.3)	$ 77.5	$ 314.9
Foreign	(58.1)	157.6	148.2
Income before income taxes	$ (102.4)	$ 235.1	$ 463.1

Our income tax provision consisted of the following (*in millions*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Federal:			
Current	$ 12.9	$ 13.7	$ 30.5
Deferred	(22.5)	1.0	9.2
	(9.6)	14.7	39.7
State:			
Current	0.9	(0.1)	1.7
Deferred	(0.5)	0.3	(0.3)
	0.4	0.2	1.4
Foreign:			
Current	55.3	46.8	36.5
Deferred	(16.9)	(25.5)	(11.8)
	38.4	21.3	24.7
Total income tax provision	$ 29.2	$ 36.2	$ 65.8

The provision for income taxes differs from the amount computed by applying the U.S. Federal statutory income tax rate to our income before provision for income taxes as follows (*in millions*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Income tax provision computed at federal statutory rate	$ (21.5)	$ 49.4	$ 97.3
Foreign rate differential	33.6	(50.4)	(50.4)
Change in valuation allowance	(4.8)	10.5	45.4
Tax credits	(46.5)	(23.1)	(31.8)
Stock-based compensation	19.1	9.6	5.6
Permanent items	2.9	0.6	1.5
Transaction costs	2.4	—	—
Subpart F and GILTI	44.2	28.2	42.1
Unrecognized tax benefits	8.6	4.1	(3.7)
Change in Non-US Statutory Tax Rates	—	(1.2)	(35.8)
BEAT	(8.0)	8.0	—
Other	(0.8)	0.5	(4.4)
Total income tax provision	$ 29.2	$ 36.2	$ 65.8
Effective tax rate	(28.52)%	15.40 %	14.22 %

Our provision for income taxes for fiscal 2023 differs from the 21% U.S. statutory rate primarily due to the income tax expense from foreign income inclusions in the U.S., earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate and non-deductible stock-based compensation. Additionally, our provision for income taxes includes income tax benefits from various tax credits and change in valuation allowance as it is more-likely-than-not that certain deferred tax assets will be realizable in the future. During fiscal 2023, we also effectuated certain tax planning actions which reduced the amount of BEAT for fiscal 2022.

Our provision for income taxes for fiscal 2022 differs from the 21% U.S. statutory rate primarily due to the income tax benefit from earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate, offset by the tax expense from foreign income inclusions in U.S. Additionally, our provision for income taxes includes income tax benefits from various tax credits offset by an income tax expense from non-deductible stock-based compensation as well as change in valuation allowance as it is not more-likely-than-not that certain deferred tax assets will be realizable in the future.

Our provision for income taxes for fiscal 2021 differs from the 21% U.S. statutory rate primarily due to the income tax benefit from earnings of our foreign subsidiaries being taxed at rates that differ from the U.S. statutory rate, which is offset by the tax expense from foreign income inclusions in the U.S. Additionally, our provision for income taxes includes income tax benefit from various tax credits and non-U.S. statutory rate changes enacted during the year, offset by an income tax expense from non-deductible stock-based compensation as well as change in valuation allowance as it is not more-likely-than-not that certain deferred tax assets will be realizable in the future.

The components of our net deferred taxes consisted of the following (*in millions*):

	Years Ended	
	July 1, 2023	July 2, 2022
Gross deferred tax assets:		
Intangibles	$ 11.5	$ 81.2
Tax credit carryforwards	84.3	75.3
Net operating loss carryforwards	218.6	151.0
Inventories	7.9	6.3
Accruals and reserves	11.5	14.2
Fixed assets	18.4	25.5
Capital loss carryforwards	13.9	12.0
Capitalized and unclaimed R&D expenditure	67.2	40.5
Stock-based compensation	8.3	5.6
Lease liabilities	13.8	15.9
Other	2.6	4.7
Gross deferred tax assets	458.0	432.2
Valuation allowance	(303.4)	(263.2)
Deferred tax assets	154.6	169.0
Gross deferred tax liabilities:		
Intangible amortization	(21.1)	(33.7)
Convertible notes	(3.4)	(100.6)
Right-of-use assets	(16.1)	(18.2)
Other	(1.4)	(2.4)
Deferred tax liabilities	(42.0)	(154.9)
Total net deferred tax assets	$ 112.6	$ 14.1

We assess our ability to realize the deferred tax assets on a quarterly basis and establish a valuation allowance if the deferred tax assets are not more-likely-than-not to be realized. We weigh all available positive and negative evidence, including our earnings history and results of recent operations, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. In fiscal 2023, after considering both positive and negative evidence, we have determined that we will be able to realize all of our deferred tax assets relating to foreign tax credits and have therefore reversed the related valuation allowance. We continue to maintain our valuation allowance on our U.S. federal capital loss carryforwards as well as California, Canada, and UK deferred tax assets, and a partial valuation allowance on our Slovenia deferred tax asset. In the event the Company determines that it will be able to realize all or part of the deferred tax assets in the future, the valuation allowance will be reversed in the period in which the Company makes such determination. Based on the information currently available, we do not believe that a significant portion of our valuation allowance for the U.S., California, Canada, and UK will be released in the next 12 months. Such a release would result in the recognition of certain deferred tax assets and a decrease in the income tax expense for the period in which the release is recorded.

As of July 1, 2023, the Company had federal and foreign net operating loss carryforwards of $339.2 million and $575.9 million, respectively. These carryforwards will begin to expire in the fiscal year ending 2025. The federal and foreign tax attributes carried forward are subject to various rules which impose limitations on the utilization.

Additionally, the Company has federal, state, and foreign research and other tax credit carryforwards of $15.2 million, $105.7 million, and $36.7 million, respectively. The federal credits will begin to expire in the fiscal year ending 2025 and California credits can be carried forward indefinitely. The foreign tax credits will begin to expire in the fiscal year ending 2024.

Current U.S. tax law generally provides greater flexibility for us to access and utilize our cash held by certain of our foreign subsidiaries and we intend to repatriate all or some of the earnings of our subsidiaries in the Cayman Islands, Japan, and Hong Kong. As to all other foreign subsidiaries, we intend to reinvest these earnings indefinitely in our foreign subsidiaries. As a result, U.S. income and foreign withholding taxes associated with the repatriation of $39.4 million of earnings from our foreign subsidiaries, other than the Cayman Islands, Japan, and Hong Kong subsidiaries, have not been provided for. We estimate that an additional $2.8 million of foreign withholding taxes would have to be provided if these earnings were repatriated back to the U.S. and such withholding taxes may be available as foreign tax credit or deduction to reduce U.S. tax liability.

The aggregate changes in the balance of our unrecognized tax benefits between July 2, 2022 and July 1, 2023 are as follows *(in millions)*:

Balance as of June 27, 2020	$	55.5
Increases based on tax positions related to prior year		6.8
Decreases based on tax positions related to prior year		(1.6)
Decreases related to Statute of Limitations		(5.1)
Additions based on tax positions related to current year		6.5
Balance as of July 3, 2021	$	62.1
Increases based on tax positions related to prior year		5.2
Decreases based on tax positions related to prior year		(2.1)
Decreases related to Statute of Limitations		(9.8)
Additions based on tax positions related to current year		6.5
Decreases related to audit settlements		(0.2)
Balance as of July 2, 2022	$	61.7
Increases based on tax positions related to prior year		2.8
Decreases based on tax positions related to prior year		(5.5)
Decreases related to Statute of Limitations		(0.1)
Additions based on tax positions related to current year		7.7
Increases due to acquisition		47.3
Balance as of July 1, 2023	$	113.9

As of July 1, 2023, we had $64.4 million of unrecognized tax benefits, which, if recognized, would affect the effective tax rate. We are subject to examination of income tax returns by various domestic and foreign tax authorities. The timing of resolutions and closures of tax audits is highly unpredictable. Although it is possible that certain tax audits may be concluded within the next 12 months, we cannot reasonably estimate the impact to tax expense and net income from tax exams that could be resolved or closed within next 12 months. However, we believe that we have adequately provided under GAAP for potential audit outcomes. Subject to audit timing and uncertainty, we expect the amount of unrecognized tax benefit that would become recognized due to expiration of the statute of limitations and affect the effective tax rate to be $13.3 million over the next 12 months.

The Company has obtained a tax holiday related to certain business activities in Thailand but to date, has not met the requirements to obtain the benefits of the tax holiday. Accordingly, the earned income is subject to normal Thailand statutory tax rates.

Our policy is to recognize accrued interest and penalties related to unrecognized tax benefits within the income tax provision. The amount of interest and penalties accrued as of July 1, 2023 and July 2, 2022 were $15.2 million and $1.6 million, respectively.

The major tax jurisdictions where we file tax returns are the U.S. federal government, the state of California, Japan, the United Kingdom, Thailand, China and Canada. As of July 1, 2023, our fiscal 2011 to 2022 tax returns are open to potential examination in one or more jurisdictions. In addition, certain net operating loss and credit carryforwards may extend the ability of the tax authorities to examine our tax returns beyond the regular limits.

Note 15. Equity

Description of Lumentum Stock-Based Benefit Plans

Equity Incentive Plan

On November 16, 2022, our stockholders approved amendments to the Amended and Restated 2015 Equity Incentive Plan (the "2015 Plan") to (i) increase the number of shares reserved for issuance by an additional 0.9 million shares and (ii) make certain other changes to reflect good corporate governance practices.

As of July 1, 2023, we had 3.2 million shares subject to restricted stock units, restricted stock awards and performance stock units issued and outstanding under the 2015 Plan. These grants are performance-based, time-based or a combination of both and are expected to vest within four years. The fair value of these grants is based on the closing market price of our common stock on the date of grant.

As of July 1, 2023, 2.7 million shares of common stock under the 2015 Plan were available for grant.

Replacement Awards

In connection with the merger with NeoPhotonics, we issued equity awards to certain NeoPhotonics employees, consisting of restricted stock units (the "Replacement Awards") in exchange for their NeoPhotonics equity awards. The terms of these Replacement Awards are substantially similar to the original NeoPhotonics equity awards. The Replacement Awards consisted of 0.4 million restricted stock units with a grant date fair value of $93.4 per share, which represents our closing stock price on the Closing date. The total fair value of these Replacement Awards is $40.2 million, $3.5 million of which is attributable to employee services rendered through August 3, 2022, the merger Closing date, and was recognized as a component of the merger consideration and stock-based compensation in the consolidated statements of stockholders' equity. The remaining fair value of the Replacement Awards is recorded as stock-based compensation over the remaining vesting period. Refer to "Note 4. Business Combination."

Restricted Stock Units

Restricted stock units ("RSUs") under the 2015 Plan are grants of shares of our common stock, the vesting of which is based on the requisite service requirement. Generally, our RSUs are subject to forfeiture and are expected to vest within four years. For annual refresh grants, RSUs generally vest ratably on an annual, or combination of annual and quarterly, basis over three years.

During fiscal 2023, our board of directors approved grants of 1.8 million shares which primarily vest over three years. In addition, we issued 0.4 million RSUs as part of the Replacement Awards in connection with the merger with NeoPhotonics as described above.

Performance Stock Units

Performance stock units ("PSUs") under the 2015 Plan are grants of shares of our common stock that vest upon the achievement of certain performance and service conditions. We begin recognizing compensation expense when we conclude that it is probable that the performance conditions will be achieved. We reassess the probability of vesting at each reporting period and adjust our compensation cost based on this probability assessment. Our PSUs are subject to risk of forfeiture until performance and service conditions are satisfied and generally vest within three years.

During fiscal 2023, our board of directors approved a grant of 0.3 million PSUs with an aggregate grant date fair value of $26.0 million to executive and non-executive employees as part of our revised Annual Incentive Plan. These PSUs are subject to performance targets and service conditions, with a vesting period of one year. The board of directors also approved a grant of 0.3 million PSUs with an aggregate grant date fair value of $23.0 million to certain executive officers and senior management. These PSUs will vest subject to the achievement of revenue targets and certain non-financial performance measurements, as well as service conditions, over three years.

Employee Stock Purchase Plan

The 2015 Purchase Plan provides eligible employees with the opportunity to acquire an ownership interest in the Company through periodic payroll deductions and provides a 15% purchase price discount as well as a 6-month look-back period. The 2015 Purchase Plan is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The 2015 Purchase Plan will terminate upon the date on which all shares available for issuance have been sold. Of the 3.0 million shares authorized under the 2015 Purchase Plan, 1.1 million shares remained available for issuance as of July 1, 2023.

<u>Stock-Based Compensation</u>

The impact on our results of operations of recording stock-based compensation by function during the periods presented was as follows *(in millions)*:

	Years Ended					
	July 1, 2023		**July 2, 2022**		**July 3, 2021**	
Cost of sales	$	30.1	$	20.8	$	19.2
Research and development		41.4		22.1		19.5
Selling, general and administrative		76.9		60.2		54.2
Total stock-based compensation	$	148.4	$	103.1	$	92.9

In connection with the NeoPhotonics merger, we issued replacement equity awards (the "Replacement Awards") in settlement of certain NeoPhotonics equity awards at the merger Closing date, with the total fair value of $40.2 million based on our closing stock price on the Closing date. The portion of Replacement Awards attributed to pre-merger service is $3.5 million, which was accounted for as part of the consideration transferred and was recorded under stock-based compensation in our consolidated statements of stockholders' equity as of July 1, 2023. Additionally, certain equity awards for NeoPhotonics employees were accelerated. The total stock-based compensation associated with the acceleration was $11.9 million, of which $9.0 million was settled in cash. We recorded the $11.9 million for the accelerated awards in our consolidated statements of operations during the first quarter of fiscal year 2023. Refer to "Note 4. Business Combination."

Stock-based compensation for fiscal 2023, 2022 and 2021 includes $16.0 million, $16.8 million and $16.8 million, respectively, of stock-based compensation costs related to PSUs. The amount of stock-based compensation expense recognized in any one period related to PSUs can vary based on the achievement or anticipated achievement of the performance conditions. If the performance conditions are not met or not expected to be met, no compensation cost would be recognized on the underlying PSUs, and any previously recognized compensation expense related to those PSUs would be reversed.

Total income tax benefit associated with stock-based compensation recognized in our consolidated statements of operations during the years presented was as follows *(in millions)*:

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Income tax benefit associated with stock-based compensation	$ 10.4	$ 12.5	$ 14.6

Approximately $14.2 million and $6.4 million of stock-based compensation was capitalized to inventory as of July 1, 2023 and July 2, 2022, respectively.

As of July 1, 2023, $160.1 million of stock-based compensation cost related to RSU awards granted to our employees remains to be amortized. This cost is expected to be recognized over an estimated amortization period of 1.8 years.

Stock Award Activity

The following table summarizes our awards activity in fiscal 2023, 2022 and 2021 *(in millions, except per share amounts)*:

	Restricted Stock Units		Performance Stock Units	
	Number of Shares	**Weighted-Average Grant Date Fair Value per Share**	**Number of Shares**	**Weighted-Average Grant Date Fair Value per Share**
Balance as of June 27, 2020	1.9 $	56.6	0.3 $	60.6
Granted	1.2	86.6	0.2	86.7
Vested/Exercised	(1.1)	56.5	(0.2)	57.8
Canceled	(0.2)	67.1	—	70.0
Balance as of July 3, 2021	1.8 $	76.0	0.3 $	75.7
Granted	1.5	87.8	0.2	85.7
Vested/Exercised	(1.1)	73.4	(0.2)	76.1
Canceled	(0.2)	79.9	—	58.7
Balance as of July 2, 2022	2.0 $	85.9	0.3 $	81.9
Replacement Awards Issued	0.4	93.4	—	n/a
Granted	1.8	85.1	0.6	87.9
Vested/Exercised	(1.3)	85.8	(0.2)	73.2
Canceled	(0.3)	87.7	(0.1)	89.2
Balance as of July 1, 2023	2.6 $	85.0	0.6 $	89.1

A summary of awards available for grant for fiscal 2023, 2022 and 2021 is as follows *(in millions)*:

	Awards Available for Grant
Balance as of June 27, 2020	3.5
Granted	(1.4)
Canceled	0.2
Balance as of July 3, 2021	2.3
Authorized	3.0
Granted	(1.7)
Canceled	0.2
Balance as of July 2, 2022	3.8
Assumed in connection with NeoPhotonics merger	0.4
Replacement Awards	(0.4)
Authorized	0.9
Granted	(2.4)
Canceled	0.4
Balance as of July 1, 2023	2.7

Employee Stock Purchase Plan Activity

The 2015 Purchase Plan expense for fiscal 2023, 2022 and 2021 was $5.0 million, $4.6 million, and $4.6 million, respectively. The expense related to the 2015 Purchase Plan is recorded on a straight-line basis over the relevant subscription period. There were 0.3 million, 0.2 million, and 0.2 million shares issued to employees through the 2015 Purchase Plan during fiscal 2023, 2022 and 2021, respectively.

We estimate the fair value of the 2015 Purchase Plan shares on the date of grant using the Black-Scholes option-pricing model. The assumptions used to estimate the fair value of the 2015 Purchase Plan shares during the periods presented were as follows:

	July 1, 2023	July 2, 2022
Expected term (years)	0.5	0.5
Expected volatility	39.7 %	45.4 %
Risk-free interest rate	4.85 %	1.49 %
Dividend yield	— %	— %

Repurchase and Retirement of Common Stock

Repurchase Made in Connection with Convertible Note Offering

In fiscal 2023, concurrent with the issuance of the 2029 Notes, we repurchased 2.3 million shares of our common stock in privately negotiated transactions at an average price of $53.49 per share for an aggregate purchase price of $125.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet. These shares were retired immediately.

In fiscal 2022, concurrent with the issuance of the 2028 Notes, we repurchased 2.0 million shares of our common stock in privately negotiated transactions at an average price of $99.0 per share for an aggregate purchase price of approximately $200.0 million. We recorded the aggregate purchase price as a reduction of retained earnings within our consolidated balance sheet and retired these shares immediately.

Share Buyback Program

On May 7, 2021, our board of directors approved the 2021 share buyback program, which authorizes us to use up to $700.0 million to purchase our own shares of common stock. On March 3, 2022, our board of directors approved an increase in our share buyback program, which authorizes us to use up to an aggregate amount of $1.0 billion (an increase from $700.0 million) to purchase our own shares of common stock through May 2024. On April 5, 2023, our board of directors approved a further increase in our share buyback program to authorize us to use up to an aggregate amount of $1.2 billion (an increase from $1.0 billion) to purchase our own shares of common stock through May 2025.

During fiscal 2023, we repurchased 0.7 million shares of our common stock as part of the share buyback program at an average price of $65.03 per share for an aggregate purchase price of $40.5 million. During fiscal 2022, we repurchased 4.0 million shares of our common stock as part of the share buyback program at an average price of $87.21 per share for an aggregate purchase price of $348.9 million. Since the appoval of the share buyback program by the board of directors, we have repurchased 7.7 million shares in aggregate at an average price of $81.66 per share for a total purchase price of $630.4 million. We recorded the $630.4 million aggregate purchase price as a reduction of retained earnings within our consolidated balance sheets. All repurchased shares were retired immediately. As of July 1, 2023, we have $569.6 million remaining under the share buyback program.

The price, timing, amount, and method of future repurchases will be determined based on the evaluation of market conditions and other factors, at prices determined to be in the best interests of the Company and our stockholders. The stock buyback program may be suspended or terminated at any time.

Note 16. Employee Retirement Plans

Defined Contribution Plans

In the United States, the Company sponsors the Lumentum 401(k) Retirement Plan (the "401(k) Plan"), a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"), which provides retirement benefits for its eligible employees through tax deferred salary deductions. The 401(k) Plan allows employees to contribute up to 50% of their annual compensation, with contributions limited to $22,500 (or $30,000 for employees over 50 years of age) in calendar year 2023 as set by the Internal Revenue Service. Employees are eligible for matching contributions after completing 180 days of service. The Company's match is contributed on a per-pay-period basis and is based on employees' before-tax contributions and compensation each pay period. All matching contributions are made in cash and vest immediately under the 401(k) Plan. In fiscal 2023, 2022 and 2021, our contribution expense to the 401(k) Plan was $3.8 million, $3.7 million, and $3.5 million, respectively.

We also have defined contribution plans in most of the other countries in which we operate, either as required by statutory law or as provided by the Company's supplemental offering. Our contribution expense to all defined contribution plans outside the United States were $8.1 million, $7.7 million, and $8.3 million for fiscal 2023, 2022 and 2021, respectively.

Defined Benefit Plans

The Company sponsors defined benefit pension plans covering employees in Japan, Switzerland and Thailand. Pension plan benefits are based primarily on participants' compensation and years of service credited as specified under the terms of each country's plan. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. The funding policy is consistent with the local requirements of each country.

We account for our defined benefit obligations in accordance with the authoritative guidance which requires us to record our obligation to the participants, as well as the corresponding net periodic cost. We determine our obligation to the participants and our net periodic cost using actuarial valuations provided by third-party actuaries. As of July 1, 2023, our projected benefit obligations, net, in Japan, Switzerland and Thailand were $4.2 million, $3.3 million and $3.9 million, respectively. They were recorded in our consolidated balance sheets as accrued payroll and related expenses for the short-term portion while other non-current liabilities for the long-term portion, and represent the total projected benefit obligation ("PBO") less the fair value of plan assets.

As of July 1, 2023, the defined benefit plans in Switzerland were partially funded, while the defined benefit plans in Japan and Thailand were unfunded.

The change in the benefit obligations of pension plans in Japan, Switzerland, and Thailand, and the change in plan assets in Switzerland were as follows *(in millions)*:

	July 1, 2023		July 2, 2022	
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$	17.5	$	20.6
Assumed pension liability in Japan in connection with NeoPhotonics acquisition		2.2		—
Service cost		1.7		1.8
Interest cost		0.3		0.1
Plan participants' contributions		0.8		0.5
Actuarial losses (gains) [1]		0.6		(3.9)
Net benefits payment		1.0		(0.2)
Plan amendments		(0.1)		(0.2)
Foreign exchange impact		0.8		(1.2)
Benefit obligation at end of year	$	24.8	$	17.5
Change in plan assets:				
Fair value of plan assets at beginning of year	$	9.8	$	9.8
Actual return on plan assets		(0.5)		(0.2)
Employer contribution		1.5		0.6
Plan participants' contribution		0.8		0.5
Net benefits payment		1.0		(0.2)
Foreign exchange impact		0.8		(0.7)
Fair value of plan assets at end of year	$	13.4	$	9.8
Funded status [2]	$	(11.4)	$	(7.7)
Changes in benefit obligations and plan assets recognized in other comprehensive income:				
Prior service cost	$	—	$	(0.1)
Amortization of accumulated net actuarial loss		—		(0.1)
Net actuarial loss (gain)		1.4		(3.6)
	$	1.4	$	(3.8)
Accumulated benefit obligation	$	20.0	$	14.0

[1] Actuarial losses (gains) are primarily driven by changes in discount rates.

[2] As of July 1, 2023, the current portion of the projected benefit obligation is $1.2 million, which was recorded under accrued payroll and related expenses in the consolidated balance sheets, and the non-current portion of the projected benefit obligation is $10.2 million, which was recorded under other non-current liabilities in the consolidated balance sheets. As of July 2, 2022, benefit obligation of $7.7 million was recorded other non-current liabilities in our consolidated balance sheets. Refer to "Note 7. Balance Sheet Details".

Net periodic pension costs in Japan, Switzerland and Thailand include the following components for the periods presented (*in millions*):

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Service cost	$ 1.7	$ 1.8	$ 2.0
Interest cost	0.3	0.1	0.1
Amortization of prior service cost	(0.1)	(0.1)	(0.1)
Expected return on plan assets	(0.3)	(0.2)	(0.3)
Amortization of net loss	—	0.2	0.3
Settlement losses	—	—	0.3
Net periodic pension cost	$ 1.6	$ 1.8	$ 2.3

Assumptions

Underlying both the calculation of the projected benefit obligation and net periodic cost are actuarial valuations. These valuations use participant-specific information such as salary, age and assumptions about interest rates, compensation increases and other factors. At a minimum, we evaluate these assumptions annually and make changes as necessary.

The discount rate reflects the estimated rate at which the pension benefits could be effectively settled. In developing the discount rate, we consider the yield available on an appropriate AA or AAA corporate bond index, adjusted to reflect the term of the plan's liabilities.

The expected return on assets was estimated by using the weighted average of the real expected long-term return (net of inflation) on the relevant classes of assets based on the target asset mix and adding the chosen inflation assumption.

The following table summarizes the weighted-average assumptions used to determine net periodic cost and benefit obligation for our defined benefit plans in Japan, Switzerland and Thailand:

	Years Ended	
	July 1, 2023	July 2, 2022
Assumptions used to determine net periodic cost:		
Discount rate	2.3 %	1.1 %
Expected long-term return on plan assets	2.5 %	2.0 %
Salary increase rate	4.1 %	3.7 %
Assumptions used to determine benefit obligation at end of year:		
Discount rate	1.8 %	1.9 %
Salary increase rate	3.0 %	3.1 %

Fair Value Measurement of Plan Assets

The following table sets forth the plan assets of our defined benefit plan in Switzerland at fair value and the percentage of assets allocations as of July 1, 2023 and July 2, 2022 *(in millions, except percentage data)*:

	Target allocation	Total	Percentage of plan asset	Fair value measurement as of July 1, 2023 Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Assets:					
Global equity	33 %	$ 4.4	32 %	$ —	$ 4.4
Fixed income	32 %	4.0	30 %	—	4.0
Alternative investment	12 %	1.7	13 %	—	1.7
Cash	1 %	0.1	1 %	0.1	—
Other assets	22 %	3.2	24 %	—	3.2
Total Assets	100 %	$ 13.4	100 %	$ 0.1	$ 13.3

	Target allocation	Total	Percentage of plan asset	Fair value measurement as of July 2, 2022 Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
Assets:					
Global equity	33 %	$ 3.2	33 %	$ —	$ 3.2
Fixed income	32 %	3.1	30 %	—	3.1
Alternative investment	12 %	1.2	13 %	—	1.2
Cash	1 %	0.1	1 %	0.1	—
Other assets	22 %	2.2	23 %	—	2.2
Total Assets	100 %	$ 9.8	100 %	$ 0.1	$ 9.7

Our pension assets consist of multiple institutional funds ("pension funds") of which the fair values are based on the quoted prices of the underlying funds. Pension funds are classified as Level 2 assets since such funds are not directly traded in active markets. Global equity consists of several funds that invest primarily in Swiss and foreign equities; fixed income consists of several funds that invest primarily in investment grade domestic and overseas bonds; alternative investment consists of several funds that invest primarily in hedge funds, infrastructure funds and private equity and debt; and other assets consist of several funds that invest primarily in real estate funds.

Future Benefit Payments

We estimate our expected benefit payments to participants in the defined benefit pension plans based on the same assumptions used to measure our PBO at year-end which includes benefits attributable to estimated future compensation increases.

The following benefit payments are estimated to be paid from our defined benefit pension plans (*in millions*):

Fiscal Years	Total
2024	$ 2.2
2025	1.5
2026	1.3
2027	1.5
2028	2.0
Next five years	12.6
Total expected benefit payments	$ 21.1

We expect to contribute $2.2 million to our defined benefit pension plans in fiscal 2024.

Note 17. Commitments and Contingencies

Purchase Obligations

Purchase obligations of $348.9 million as of July 1, 2023 represent legally-binding commitments to purchase inventory and other commitments made in the normal course of business to meet operational requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the option to cancel, reschedule and adjust the requirements based on our business needs prior to the delivery of goods or performance of services. Obligations to purchase inventory and other commitments are generally expected to be fulfilled within one year.

We depend on a limited number of contract manufacturers, subcontractors and suppliers for raw materials, packages and standard components. We generally purchase these single or limited source products through standard purchase orders or one-year supply agreements and have no significant long-term guaranteed supply agreements with these vendors. While we seek to maintain a sufficient safety stock of such products and maintain on-going communications with our suppliers to guard against interruptions or cessation of supply, our business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, increases in the price of such supplies, or our inability to obtain reduced pricing from our suppliers in response to competitive pressures.

Product Warranties

We provide reserves for the estimated costs of product warranties at the time revenue is recognized. We typically offer a twelve-month warranty for most of our products. However, in some instances depending upon the product, product components or application of our products by the end customer, our warranties can vary and generally range from six months to five years. We estimate the costs of our warranty obligations on an annualized basis based on our historical experience of known product failure rates, use of materials to repair or replace defective products, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise with specific products. We assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

The following table presents the changes in our warranty reserve during the periods presented (*in millions*):

	Years Ended	
	July 1, 2023	July 2, 2022
Balance as of beginning of period	$ 10.0	$ 5.0
Warranties assumed in NeoPhotonics merger	0.7	—
Provision for warranty	7.1	9.4
Utilization of reserve	(11.0)	(4.4)
Balance as of end of period	$ 6.8	$ 10.0

Environmental Liabilities

Our research and development, manufacturing and distribution operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We apply strict standards for protection of the environment and occupational health and safety to sites inside and outside the United States, even if not subject to regulations imposed by foreign governments. We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and occupational health and safety laws. However, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws will not require us to incur significant expenditures. We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements. The environmental and product content/disposal and recycling laws are gradually becoming more stringent and may cause us to incur significant expenditures in the future.

Legal Proceedings

We are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business. While management currently believes that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our financial position, results of operations or statements of cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. We accrue for loss contingencies when it is both probable that we will incur the loss and when we can reasonably estimate the amount of the loss or range of loss. We have recorded $7.8 million with respect to the pending settlement of certain non-ordinary course litigation matters under accrued expenses in our consolidated balance sheet as of July 1, 2023 and under selling, general and administrative expenses in our consolidated statement of operations for the year ended July 1, 2023.

Oclaro Merger Litigation

In connection with our acquisition of Oclaro in 2018, seven lawsuits were filed by purported stockholders of Oclaro challenging the proposed merger (the "Merger"). All but one was voluntarily dismissed after the Oclaro Merger closed. The remaining lawsuit, SaiSravan B. Karri v. Oclaro, Inc., et al., No. 3:18-cv-03435-JD (the "Karri Lawsuit"), was filed in the United States District Court for the Northern District of California and is styled as a class action.

The Karri Lawsuit alleges, among other things, that Oclaro and its directors violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-9 promulgated thereunder by disseminating an incomplete and misleading Form S-4, including proxy statement/prospectus. The Karri Lawsuit further alleged that Oclaro's directors violated Section 20(a) of the Exchange Act by failing to exercise proper control over the person(s) who violated Section 14(a) of the Exchange Act. The plaintiff in the Karri Lawsuit seeks, among other things, damages to be awarded to the plaintiff and any class, if a class is certified, and litigation costs, including attorneys' fees.

After the plaintiff in the Karri Lawsuit was appointed as lead plaintiff and his counsel as lead counsel, the plaintiff filed a first amended complaint on April 15, 2019. The first amended complaint, also named Lumentum as a defendant but Lumentum has since been dismissed from the action. On October 8, 2020, the court granted in part and denied in part the defendant's motion to dismiss the first amended complaint. On December 1, 2020, defendants answered the first amended complaint. On September 17, 2021, lead plaintiff filed a second amended complaint. Defendants moved to stay discovery in light of the second amended complaint. On January 11, 2022, the Court struck the second amended complaint as untimely, terminated defendants' motions to dismiss as moot, and lifted the stay. The case proceeded through fact and expert discovery.

On August 16, 2022, the lead plaintiff moved for class certification and to be appointed class representative. Defendants opposed the motion. The action subsequently was stayed while the parties participated in a mediation. On January 18, 2023, the lead plaintiff filed a Notice of Settlement informing the court of an agreement in principle between the parties for a class-wide settlement of the Karri Lawsuit. On January 24, 2023, in light of the potential settlement, the court vacated all pretrial and trial dates and ordered the lead plaintiff to file a motion for preliminary approval of the settlement by March 17, 2023. The lead plaintiff filed his motion for preliminary approval of the settlement on March 16, 2023, and defendants filed a statement of non-opposition on March 30, 2023. On April 20, 2023, the court held a hearing on lead plaintiff's motion for preliminary approval of the settlement. The court declined to grant lead plaintiff's motion for preliminary approval and ordered lead plaintiff to file a revised motion by May 22, 2023. Lead plaintiff filed his Revised Motion for Preliminary Approval of Settlement (the "Amended Motion") on May 22, 2023, defendants filed a response in support of the Amended Motion on June 5, 2023, and the lead plaintiff submitted his reply on June 12, 2023. The hearing on the Amended Motion took place on August 17, 2023 and the court preliminarily approved the settlement. In the event that the settlement does not go forward for any reason, the defendants intend to continue to defend the Karri Lawsuit vigorously.

NeoPhotonics Merger Litigation

In connection with our acquisition of NeoPhotonics Corporation ("NeoPhotonics") announced in November 2021, ten lawsuits (the "NeoPhotonics Lawsuits") were filed by purported stockholders of NeoPhotonics challenging the proposed merger (the "NeoPhotonics Merger"). All of the NeoPhotonics Lawsuits have been dismissed.

Indemnifications

In the normal course of business, we enter into agreements that contain a variety of representations and warranties and provide for general indemnification. Exposure under these agreements is unknown, because claims may be made against us in the future and we may record charges in the future as a result of these indemnification obligations. As of July 1, 2023, we did not have any material indemnification claims that were probable or reasonably possible.

Audit Proceedings

We are under audit by various domestic and foreign tax authorities with regards to income tax and indirect tax matters. In some, although not all cases, we have reserved for potential adjustments to our provision for income taxes and accrual of indirect taxes that may result from examinations by these tax authorities or final outcomes in judicial proceedings, and we believe that the final outcome of these examinations, agreements or judicial proceedings will not have a material effect on our results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of benefits in the period when we determine the liabilities are no longer necessary. If our estimates of the federal, state, and foreign income tax liabilities and indirect tax liabilities are less than the ultimate assessment, it could result in a further charge to expense.

Note 18. Operating Segments and Geographic Information

Our chief executive officer is our CODM. The CODM allocates resources to the segments based on their business prospects, competitive factors, net revenue and gross margin. We do not track all of our property, plant and equipment by operating segments. The geographic identification of these assets is set forth below.

We are an industry leading provider of optical and photonic products defined by revenue and market share addressing a range of end-market applications including optical communications and commercial lasers. We have two operating segments, Optical Communications, which we refer to as OpComms, and Commercial Lasers, which we refer to as Lasers. Our OpComms products address the following markets: telecommunications and data communications ("Telecom and Datacom"), and consumer and industrial ("Consumer and Industrial"). The two operating segments were primarily determined based on how the CODM views and evaluates our operations. The CODM regularly reviews operating results to make decisions about resources to be allocated to the segments and to assess their performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and manufacturing, are considered in determining the formation of these operating segments.

OpComms

Our OpComms products include a wide range of components, modules and subsystems to support customers including carrier networks for access (local), metro (intracity), long-haul (city-to-city and worldwide) and submarine (undersea) applications. Additionally, our products address enterprise, cloud, and data center applications, including storage-access networks ("SANs"), local-area networks ("LANs") and wide-area networks ("WANs"), as well as artificial intelligence and machine learning ("AI/ML"). These products enable the transmission and transport of video, audio and data over high-capacity fiber-optic cables. We maintain leading positions in these fast-growing OpComms markets through our extensive product portfolio, including reconfigurable optical add/drop multiplexers ("ROADMs"), coherent dense wavelength division multiplexing ("DWDM") pluggable transceivers, and tunable small form-factor pluggable transceivers. We also sell laser chips for use in manufacturing of high-speed Datacom transceivers.

In the Consumer and Industrial market, our OpComms diode laser products include VCSELs and edge emitting lasers. In the Consumer end-market, our laser light sources are integrated into 3D sensing cameras which are used in applications in mobile devices, gaming, payment kiosks, computers, and other consumer electronics devices. Applications include biometric identification, computational photography, virtual and augmented reality, and natural user interfaces. Emerging applications for our lasers include automotive safety systems, LiDAR for advanced driver assistance systems in automobiles and autonomous vehicles, self-navigating robotics and drones in industrial applications, and 3D capture of objects coupled with 3D imaging or printing. In the industrial end-market, our diode lasers are used primarily as pump sources for pulsed and kilowatt class fiber lasers.

Lasers

Our Lasers products serve our customers in markets and applications such as sheet metal processing, general manufacturing, solar cell processing, biotechnology, graphics and imaging, remote sensing, and precision machining such as drilling in printed circuit boards, wafer singulation, glass cutting and solar cell scribing.

Our Lasers products are used in a variety of OEM applications including diode-pumped solid-state, fiber, diode, direct-diode and gas lasers such as argon-ion and helium-neon lasers. Fiber lasers provide kW-class output powers combined with excellent beam quality and are used in sheet metal processing and metal welding applications. Diode-pumped solid-state and fiber lasers that provide excellent beam quality, low noise and exceptional reliability are used in biotechnology, graphics and imaging, remote sensing, materials processing and precision machining applications. Diode and direct-diode lasers address a wide variety of applications, including laser pumping, thermal exposure, illumination, ophthalmology, image recording, printing, plastic welding and selective soldering. Gas lasers such as argon-ion and helium-neon lasers provide a stable, low-cost and reliable solution over a wide range of operating conditions, making them well-suited for complex, high-resolution OEM applications such as flow cytometry, DNA sequencing, graphics and imaging and semiconductor inspection.

We also provide high-powered and ultrafast lasers for the industrial and scientific markets. Manufacturers use high-power, ultrafast lasers to create micro parts for consumer electronics and to process semiconductor, LED, solar cells, and other types of chips. Use of ultrafast lasers for micromachining applications is being driven primarily by the increasing use of renewable energy, consumer electronics and connected devices globally.

__Reportable Segments__

We do not allocate research and development, sales and marketing, or general and administrative expenses to our segments because management does not include the information in its measurement of the performance of the operating segments. In addition, we do not allocate amortization and impairment of acquisition-related intangible assets, stock-based compensation and certain other charges impacting the gross margin of each segment because management does not include this information in its measurement of the performance of the operating segments.

Information on reportable segments utilized by our CODM is as follows (*in millions*):

| | Years Ended | | |
	July 1, 2023	July 2, 2022	July 3, 2021
Net revenue:			
OpComms	$ 1,557.8	$ 1,518.5	$ 1,620.7
Lasers	209.2	194.1	122.1
Net revenue	$ 1,767.0	$ 1,712.6	$ 1,742.8
Gross profit:			
OpComms	$ 665.5	$ 780.9	$ 830.2
Lasers	98.0	102.1	57.3
Total segment gross profit	763.5	883.0	887.5
Unallocated corporate items:			
Stock-based compensation	(30.1)	(20.8)	(19.2)
Amortization of acquired intangibles	(84.4)	(62.9)	(61.7)
Amortization of inventory fair value adjustments	(17.8)	—	—
Inventory and fixed asset write down due to product line exits	—	(0.1)	(0.4)
Integration related costs	(12.1)	—	—
Intangible asset write-off [1]	(6.8)	—	—
Other charges, net [2]	(43.3)	(10.6)	(23.1)
Gross profit	$ 569.0	$ 788.6	$ 783.1

[1] During fiscal 2023, we recorded $6.8 million of write-off of developed technologies acquired from IPG, primarily due to product discontinuation as well as changes in customer demand.

[2] Other charges of unallocated corporate items during fiscal 2023 primarily relate to $32.5 million of incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand and $2.7 million of excess and obsolete inventory charges driven by U.S. trade restrictions and the related decline in customer demand.

Other charges of unallocated corporate items during fiscal 2022 primarily relate to $14.0 million of incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand, offset by a $5.9 million gain from selling equipment that was no longer needed after we transferred certain product lines to new production facilities in fiscal 2021.

Other charges of unallocated corporate items during fiscal 2021 primarily relate to costs of transferring product lines to new production facilities, including Thailand, of $6.9 million, excess and obsolete inventory charges of $7.7 million driven by U.S. trade restrictions and the related decline in customer demand, and fixed asset write-off of $5.0 million associated with excess capacity related to our Fiber laser business.

Concentrations

We operate in three geographic regions: Americas, Asia-Pacific, and EMEA (Europe, Middle East, and Africa). Net revenue is assigned to the geographic region and country where our product is initially shipped to. For example, certain customers may request shipment of our product to a contract manufacturer in one country, which may differ from the location of their end customers. The following table presents net revenue by the three geographic regions we operate in and net revenue from countries that represented 10% or more of our total net revenue *(in millions, except percentage data):*

	Years Ended					
	July 1, 2023		July 2, 2022		July 3, 2021	
Net revenue:						
Americas:						
United States	$ 241.3	13.7 %	$ 173.9	10.2 %	$ 133.4	7.7 %
Mexico	180.0	10.2 %	160.9	9.4	134.8	7.7
Other Americas	9.3	0.5	12.1	0.7	12.1	0.7
Total Americas	$ 430.6	24.4 %	$ 346.9	20.3 %	$ 280.3	16.1 %
Asia-Pacific:						
Thailand	$ 269.0	15.2 %	$ 102.3	5.9 %	$ 116.8	6.7 %
Hong Kong	246.7	14.0	458.2	26.7	546.3	31.3
South Korea	170.2	9.6	265.2	15.5	240.0	13.8
Japan	179.5	10.2	181.2	10.6	114.7	6.6
Other Asia-Pacific	276.3	15.6	242.4	14.2	304.5	17.5
Total Asia-Pacific	$1,141.7	64.6 %	$1,249.3	72.9 %	$1,322.3	75.9 %
EMEA	$ 194.7	11.0 %	$ 116.4	6.8 %	$ 140.2	8.0 %
Total net revenue	$1,767.0		$1,712.6		$1,742.8	

During the years ended July 1, 2023, July 2, 2022, and July 3, 2021, net revenue generated from a single customer which represented 10% or greater of total net revenue is summarized as follows:

	Years Ended		
	July 1, 2023	July 2, 2022	July 3, 2021
Customer A	12.1 %	28.7 %	30.2 %
Customer B	15.3 %	12.6 %	10.1 %
Customer C	*	*	10.8 %
Customer D	10.5 %	*	*
*Represents less than 10% of total net revenue.			

As of July 1, 2023, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with three customers, which individually represented 14%, 12% and 12% of gross accounts receivable, respectively. As of July 2, 2022, our accounts receivable from a single customer, which represented 10% or greater of the total accounts receivable, was concentrated with two customers, which individually represented 10% and 10% of gross accounts receivable, respectively.

Long-lived assets, namely property, plant and equipment, net, were identified based on the physical location of the assets in the corresponding geographic areas as of the periods indicated *(in millions)*:

	July 1, 2023	July 2, 2022
United States	$ 134.7	$ 107.8
Thailand	132.0	107.6
Japan	93.0	38.9
China	42.1	32.7
Other countries	87.7	73.5
Total long-lived assets	$ 489.5	$ 360.5

We purchase a portion of our inventory from contract manufacturers and vendors located primarily in Taiwan, Thailand, and Malaysia. During fiscal 2023, our net inventory purchases from a single contract manufacturer, which represented 10% or greater of total net purchases, were concentrated with one contract manufacturer, who accounted for 43% of total net inventory purchases. During fiscal 2022 and 2021, our net inventory purchases from a single contract manufacturer, which represented 10% or greater of total net purchases, were concentrated with two contract manufacturers for both periods, who collectively accounted for 55% and 40% of total net inventory purchases, respectively.

Note 19. Revenue Recognition

Disaggregation of Revenue

We disaggregate revenue by product and by geography. We do not present other levels of disaggregation, such as by type of products, customer, markets, contracts, duration of contracts, timing of transfer of control and sales channels, as this information is not used by our CODM to manage the business.

The table below discloses our total net revenue attributable to each of our two reportable segments. In addition, the table sets forth the percentage of our total net revenue attributable to our product offerings which serve Telecom and Datacom, and Consumer and Industrial markets which accounted for 10% or more of our total net revenue during the periods presented *(in millions, except percentage data)*:

	Years Ended					
	July 1, 2023		July 2, 2022		July 3, 2021	
OpComms:						
Telecom and Datacom	$ 1,324.5	75.0 %	$ 1,008.7	58.9 %	$ 1,059.7	60.8 %
Consumer and Industrial	233.3	13.2 %	509.8	29.8 %	561.0	32.2 %
Total OpComms	$ 1,557.8	88.2 %	$ 1,518.5	88.7 %	$ 1,620.7	93.0 %
Lasers	209.2	11.8 %	194.1	11.3 %	122.1	7.0 %
Net Revenue	$ 1,767.0		$ 1,712.6		$ 1,742.8	

Contract Balances

The following table reflects the changes in contract balances for the periods presented *(in millions, except percentages)*:

Contract balances	Balance sheet location	July 1, 2023	July 2, 2022	Change	Percentage Change
Accounts receivable, net	Accounts receivable, net	$ 246.1	$ 262.0	$ (15.9)	(6.1)%
Deferred revenue and customer deposits	Other current liabilities	$ 2.1	$ —	$ 2.1	100.0%

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of July 1, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15 and 15d-15 under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of July 1, 2023, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of July 1, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued a report, included herein, on the effectiveness of the Company's internal control over financial reporting as of July 1, 2023.

(c) Changes in Internal Control over Financial Reporting

On August 3, 2022, we completed the acquisition of NeoPhotonics Corporation. On August 15, 2022, we completed the acquisition of IPG Photonics' telecom transmission product lines. We excluded the acquired entities from our assessment of internal control over financial reporting as of July 1, 2023. Total assets and revenues of the acquired entities that were excluded from our assessment of internal control over financial reporting constitute in aggregate of approximately 22% and 20% of the consolidated total assets and revenues, respectively, as of and for the year ended July 1, 2023.

We are in the process of integrating the acquired businesses into our existing operations and evaluating the internal controls over financial reporting of the acquired businesses. We believe that we have taken necessary steps to monitor and maintain appropriate internal control over financial reporting during this integration. Other than the impact of these business acquisitions, there were no changes in our internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) or 15d-15(d) that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Lumentum Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Lumentum Holdings Inc. and subsidiaries (the "Company") as of July 1, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 1, 2023, based on criteria established in *Internal Control - Integrated Framework (2013) issued by COSO*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended July 1, 2023, of the Company and our report dated August 23, 2023, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of two acquisitions (NeoPhotonics Corporation and IPG Photonics' telecom transmission product lines) that were completed during the year ended July 1, 2023, which constitute in aggregate 22% and 20% of consolidated total assets and revenues, respectively, as of and for the year ended July 1, 2023. Accordingly, our audit did not include the internal control over financial reporting of two acquisitions.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
August 23, 2023

ITEM 9B.   OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

The SEC allows us to include information required in this Annual Report by referring to other documents or reports we have already filed or will soon be filing. This is called "incorporation by reference." We intend to file our definitive proxy statement for our 2023 annual meeting of stockholders (the "Proxy Statement") pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report, and certain information to be contained therein is incorporated in this Annual Report by reference.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 11.   EXECUTIVE COMPENSATION

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required for this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The financial statements filed as part of this Annual Report are listed in the section titled "Financial Statements and Supplementary Data" under Part II, Item 8 of this Annual Report.

2. Financial Statement Schedules

The following additional financial statement schedules should be considered in conjunction with our consolidated financial statements. All other financial statement schedules have been omitted because the required information is not present in amounts sufficient to require submission of the schedule, not applicable, or because the required information is included in the consolidated financial statements or notes thereto.

LUMENTUM HOLDINGS INC.
FINANCIAL STATEMENT SCHEDULES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

	(in millions)						
	Balance at beginning of period		Increase (decrease) in Consolidated Statements of Operations		Write-offs and other adjustments		Balance at end of period
Allowance for credit losses:							
Fiscal year ended July 1, 2023	$	—	$	—	$	—	$	—
Fiscal year ended July 2, 2022	$	0.4	$	(0.1)	$	(0.3)	$	—
Fiscal year ended July 3, 2021	$	1.8	$	0.2	$	(1.6)	$	0.4

	(in millions)						
	Balance at beginning of period		Additions charged to costs/expenses [1]		Deductions credited to costs/expenses [2]		Balance at end of period
Deferred tax valuation allowance:							
Fiscal year ended July 1, 2023	$	263.1	$	42.7	$	(2.4)	$	303.4
Fiscal year ended July 2, 2022	$	269.5	$	5.7	$	(12.1)	$	263.1
Fiscal year ended July 3, 2021	$	200.8	$	68.7	$	—	$	269.5

[1] Additions include current year additions charged to expenses and current year build due to increases in net deferred tax assets, return to provision true-ups, other adjustments to deferred taxes.

[2] Net deductions include current year releases credited to expenses and current year reductions due to decreases in net deferred tax assets, return to provision true-ups, other adjustments to deferred taxes.

3. Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date	Filed Herewith
2.1	Contribution Agreement	8-K	2.1	8/6/2015	
2.2	Separation and Distribution Agreement	8-K	2.2	8/6/2015	
3.1	Amended and Restated Certificate of Incorporation	8-K	3.1	8/6/2015	
3.2	Amended and Restated Bylaws	8-K	3.2	8/6/2015	
4.1	Indenture, dated March 8, 2017, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association	8-K	4.1	3/9/2017	
4.2	Form of 0.250% Convertible Senior Notes due 2024 (included in Exhibit 4.1)	8-K	4.2	3/9/2017	
4.3	Description of Capital Stock	10-K	4.4	8/27/2019	
4.4	Indenture, dated December 12, 2019, between Lumentum Holdings Inc. and U.S. Bank National Association.	8-K	4.1	12/12/2019	
4.5	Form of 0.50% Convertible Senior Note due 2026 (included in Exhibit 4.4).	8-K	4.2	12/12/2019	
4.6	Indenture dated March 8, 2022, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association	8-K	4.1	3/8/2022	
4.7	Form of 0.50% Convertible Senior Note due 2028 (included in Exhibit 4.6)	8-K	4.2	3/8/2022	

4.8	Indenture, dated June 16, 2023, between Lumentum Holdings Inc. and U.S. Bank Trust Company, National Association.	8-K	4.1	6/16/2023	
4.9	Form of 1.50% Convertible Senior Note due 2029 (included in Exhibit 4.8).	8-K	4.2	6/16/2023	
10.1	Tax Matters Agreement	8-K	10.1	8/6/2015	
10.2*	Employee Matters Agreement	8-K	10.2	8/6/2015	
10.3	Intellectual Property Matters Agreement	8-K	10.3	8/6/2015	
10.4*	2015 Equity Incentive Plan as amended	8-K	10.2	11/9/2016	
10.5*	2015 Employee Stock Purchase Plan	S-8	99.2	7/29/2015	
10.6*	Executive Officer Performance-Based Incentive Plan	8-K	10.3	11/9/2016	
10.7*	Change in Control and Severance Benefits Plan, effective May 8, 2018	10-K	10.6	8/28/2018	
10.8*	Employment Agreement for Alan Lowe	8-K	10.4	8/6/2015	
10.9*	Form of Indemnification Agreement	10-K	10.8	9/25/2015	
10.10*	Offer Letter, by and between the Registrant and Wajid Ali, dated as of January 11, 2019	10-Q	10.1	5/7/2019	
10.11	Real Estate Purchase and Sale Agreement between MNCVAD-Graymark Ridder Park LLC and Lumentum Operations LLC, dated May 7, 2019	10-K	10.15	8/27/2019	
10.13*	Global Performance Unit Award Agreement	10-Q	10.1	5/9/2023	
10.14*	Global Restricted Stock Unit Award Agreement	10-Q	10.2	5/9/2023	
10.15	Purchase Agreement, dated as of June 13, 2023, between Lumentum Holdings Inc. and Goldman Sachs & Co. LLC, as representative of the Initial Purchasers named in Schedule I thereto.	8-K	10.1	6/16/2023	
21.1	Subsidiaries of Lumentum Holdings Inc.				X
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)				X
31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1†	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2†	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

101	The following financial information from Lumentum Holdings Inc.'s Annual Report on Form 10-K for the fiscal year ended July 1, 2023 formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the fiscal years ended July 1, 2023, July 2, 2022 and July 3, 2021; (ii) Consolidated Statements of Comprehensive Income for the fiscal years ended July 1, 2023, July 2, 2022 and July 3, 2021; (iii) Consolidated Balance Sheets as of July 1, 2023 and July 2, 2022; (iv) Consolidated Statements of Cash Flows for the fiscal years ended July 1, 2023, July 2, 2022 and July 3, 2021; (v) Consolidated Statements of Stockholders' Equity for the fiscal years ended July 1, 2023, July 2, 2022 and July 3, 2021; and (vi) Notes to the Consolidated Financial Statements	X
104	The cover page from Lumentum Holdings Inc.'s Annual Report on Form 10-K for the fiscal year ended July 1, 2023, formatted in Inline XBRL (included as Exhibit 101).	X

* Indicates management contract or compensatory plan or arrangement.

† The certifications furnished in Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2023   LUMENTUM HOLDINGS INC.

By: /s/ WAJID ALI

By: Wajid Ali

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wajid Ali and Judy Hamel, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALAN LOWE Alan Lowe	President, Chief Executive Officer and Director (principal executive officer)	August 23, 2023
/s/ WAJID ALI Wajid Ali	Executive Vice President, Chief Financial Officer (principal financial officer)	August 23, 2023
/s/ MATTHEW SEPE Matthew Sepe	Chief Accounting Officer (principal accounting officer)	August 23, 2023
/s/ HAROLD COVERT Harold Covert	Director	August 23, 2023
/s/ JULIE JOHNSON Julie Johnson	Director	August 23, 2023
/s/ PENELOPE HERSCHER Penelope Herscher	Director	August 23, 2023
/s/ BRIAN LILLIE Brian Lillie	Director	August 23, 2023
/s/ IAN SMALL Ian Small	Director	August 23, 2023
/s/ JANET WONG Janet Wong	Director	August 23, 2023
/s/ ISAAC HARRIS Isaac Harris	Director	August 23, 2023
/s/ PAMELA FLETCHER Pamela Fletcher	Director	August 23, 2023

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